82- SUBMISSIONS FACING S

03024583

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tianjin Capital Environmental Protection Company Limited

*CURRENT ADDRESS No. 45 Guizhou Road, Heping District
Tianjin, The PRC
300051

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34739 FISCAL YEAR 12/31

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE : 7/14/03

EXHIBIT C

EXHIBIT C

Information Made Public, Filed or Distributed for the Period from January 1, 2002 to June 16, 2003

1. Announcement that the net profit for the year ended December 31, 2001 may increase by more than 50% from the year ended December 31, 2000, dated February 7, 2002

2. Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2001 announced on February 28, 2002

3. Announcement of final results for the year ended December 31, 2001 dated February 28, 2002

4. Announcement on the Supplementary Analysis and Clarifications on the 2001 Results Announcement dated February 28, 2002

5. Notice of Annual General Meeting dated February 28, 2002 regarding the Notice of Annual General Meeting and Class Meeting for holders of Company's Domestic Shares & H Shares for the issue of A Shares Convertible Bonds of the Company and the proposed amendment to the Articles of Association of the Company dated March 1, 2002 together with the following announcements which were also published on the same day, i.e. March 1, 2002 and dated February 28, 2002 : -

   (i) Proposed Application for the issue of not more than RMB1,200,000,000 A Shares Convertible Bonds in the People's Republic of China;

   (ii) Announcement on the resolutions of the 18th Meeting of the Second Supervisory Committee; and

   (iii) Announcement on the Proposed Change of the Independent Non-Executive Directors.

   A circular in relation to the above matters was also issued and dispatched to the shareholders of the Company on February 28, 2002

6. Announcement on the Resolutions of the 22nd Meeting of the Second Board dated March 1, 2002

7. Annual Report for 2001 dated March 21, 2002

8. Announcement of the resolutions passed at the 2001 Annual General Meeting and Class Meeting for holders of Company's Domestic Shares and H Shares for the Issue of A Shares Convertible Bonds of the Company dated April 16, 2002

9. Announcement of the First Quarterly Report 2002 dated April 29, 2002

10. Announcement on Payment of Final Dividend to the holders of H Shares of the Company on June 12, 2002 for the year 2001 dated May 31, 2002

11. Announcement in relation to the Company's receipt of an approval letter from the Tianjin Construction Management Committee approving the total estimated construction cost for the Beicang Sewage Treatment Plant dated June 11, 2002

12. Announcement for the Resolutions of the 25th Meeting of the Second Board of Directors dated August 1, 2002

13. Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2002 announced on August 1, 2002

14. Announcement of the interim results of the Company for the six months ended June 30, 2002 dated August 1, 2002

15. Announcement regarding connected transaction on Provision of Silt Removal Services by Tianjin Second Urban Road Construction Company Limited dated August 2, 2002

16. Interim Report for the six months ended June 30, 2002 dated August 5, 2002

17. Announcement on the Notice of Extraordinary General Meeting dated August 21, 2002

18. Circular on the Notice of Extraordinary General Meeting dated August 21, 2002 including, among others, the following major matters : -

    (i) "Rules Governing the Procedures for Operating the Shareholders' General Meeting" as amended and supplemented;

    (ii) "Rules Governing the Procedures for Operating the Meeting of the Board of Directors" as amended and supplemented;

    (iii) "Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" as amended and supplemented; and

    (iv) To approve the Articles of Association of the Company as amended and supplemented.

19. Announcement on the Resolutions of the 26th Meeting of the Second Board of Directors dated August 21, 2002

20. Announcement on the Resolutions of the 20th Meeting of the Second Supervisory Committee dated August 21, 2002

21. Announcement on the Rectification Report dated August 21, 2002

22. Announcement on the Resolutions passed at the Extraordinary General Meeting of the Company dated October 10, 2002

23. Announcement on the Appointment of Supervisor dated October 16, 2002

24. Announcement of the Third Quarterly Report 2002 dated October 25, 2002

25. Announcement on the completion of the Construction Agreements dated October 30, 2002

26. Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2002 announced on February 20, 2003

27. Announcement for the Resolutions of the 29th Meeting of the Second Board dated February 20, 2003

28. Announcement of the financial results of the Company for the year ended December 31, 2002 dated February 20, 2003

29. Notice of Annual General Meeting dated February 20, 2003

30. Annual Report for 2002 dated February 20, 2003

31. Announcement for the Resolutions of the 21st Meeting of the Second Supervisory Committee dated February 20, 2003

32. Teletext announcement on the exceptional turnover movement dated February 21, 2003

33. Announcement of the Resolutions passed at the Annual General Meeting dated April 8, 2003

34. Announcement of the resolutions passed at the Annual General Meeting dated April 8, 2003

35. A Corrigendum to the 2002 Annual Report dated April 8, 2003

36. Announcement of the First Quarterly Report 2003 dated April 29, 2003

37. Announcement on the Termination of the Haihe Bridge Project Management Agreement dated April 30, 2003

38. Announcement on the Payment of Final Dividend for H shares dated April 30, 2003

39. Announcement on the Payment Date and Amount of the Final Dividend for H shares dated May 6, 2003

40. Announcement on the Profit Appropriation Scheme dated May 16,2003

41. Announcement on the New Arrangement for Toll Collection dated June 3, 2003

42. Teletext announcement on the exceptional price and turnover movements dated June 13, 2003

43. Teletext announcement on the exceptional turnover movement dated June 16, 2003

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(the "Company")

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

This announcement is made by the Company in accordance with paragraph 2 of the Listing Agreement and the "Notice on best practice for the preparation of 2001 annual reports of listed companies", 《關於做好上市公司 2001 年年度報告有關工作的通知》 issued by the Shanghai Stock Exchange.

Based on unaudited financial data now available, the Company believes that, due to the Company successfully implemented an asset exchange transaction in December, 2000 and the acquisition of construction-in-progress of three sewage water treatment plants in September, 2001, the net profits (prepared in accordance with PRC accounting standards) for the year ended 31st December, 2001 may be increased by more than 50% of the net profits for the year ended 31st December, 2000.

Trading in the securities of the Company on the Shanghai Stock Exchange will be suspended from 9:30 a.m. to 11:30 a.m. on 8th February, 2002 at the request of Shanghai Stock Exchange. Application has been made by the Company for the resumption of trading in the securities of the Company on the Shanghai Stock Exchange with effect on 1:00 p.m. on 8th February, 2002.

Actual results for the year ended 31st December, 2001 have yet to be audited. Shareholders of the Company and potential investors are advised to exercise extreme caution in dealing in the shares of the Company.

This announcement is made by the Company in accordance with paragraph 2 of the Listing Agreement and the "Notice on best practice for the preparation of 2001 annual reports of listed companies", 《關於做好上市公司 2001 年年度報告有關工作的通知》 issued by the Shanghai Stock Exchange.

Based on the unaudited financial data now available, the Company believes that, due to the Company successfully implemented an asset exchange transaction in December, 2000 (details of which are stated in the circular of the Company dated 6th December, 2000) and the acquisition of construction-in-progress of three sewage water treatment plants in September, 2001 (details of which are stated in the circular of the Company dated 17th October, 2001), the net profits (prepared in accordance with PRC accounting standards) for the year ended 31st December, 2001 may be increased by more than 50% of the net profits for the year ended 31st December, 2000. Actual results for the year ended 31st December, 2001 have yet to be audited. Detailed financial information will be disclosed in the Company's 2001 annual report which is expected to be issued before the end of April 2002.

Trading in the securities of the Company on the Shanghai Stock Exchange will be suspended from 9:30 a.m. to 11:30 a.m. on 8th February, 2002 at the request of Shanghai Stock Exchange. Application has been made by the Company for the resumption of trading in the securities of the Company on the Shanghai Stock Exchange with effect on 1:00 p.m., 8th February, 2002.

Actual results for the year ended 31st December, 2001 have yet to be audited. Shareholders of the Company and potential investors are advised to exercise extreme caution in dealing in the shares of the Company.

By Order of the Board
Tianjin Capital Environmental Protection Company Limited
Ma Bai Yu
Chairman

Tianjin, the PRC 7th February, 2002

Please also refer to the published version of this announcement in the Hong Kong i-Mail.

Listed Companies Information

TIANJIN CAPITAL<01065> - Results Announcement (Summary)

Tianjin Capital Environmental Protection Company Limited announced on 28/2/2002:
(stock code: 1065)
Year end date: 31/12/2001
Currency: RMB

		(Audited) Current Period from 1/1/2001 to 31/12/2001 ('000)	(Audited) Last Corresponding Period from 1/1/2000 to 31/12/2000 ('000)
Turnover	:	563,207	3,499,943
Profit/(Loss) from Operations	:	399,345	401;572
Finance cost	:	-	(223,657)
Share of Profit/(Loss) of Associates	:	-	4,658
Share of Profit/(Loss) of Jointly Controlled Entities	:	-	-
Profit/(Loss) after Tax & MI	:	267,634	178,091
% Change over Last Period	:	+50.28%	
EPS/(LPS)-Basic	:	RMB0.20	RMB0.13
-Diluted	:	-	-
Extraordinary (ETD) Gain/(Loss)	:	-	-
Profit/(Loss) after ETD Items	:	267,634	178,091
Final Dividend per H Share	:	RMB0.08	NIL
(Specify if with other options)	:	-	-
B/C Dates for Final Dividend	:	15/3/2002 to 16/4/2002 bdi.	
Payable Date	:	To be announced	
B/C Dates for Annual General Meeting	:	15/3/2002 to 16/4/2002 bdi.	
Other Distribution for Current Period	:	-	
B/C Dates for Other Distribution	:	-	

Remark:

TURNOVER, REVENUE AND SEGMENT INFORMATON

	Sewage water processing	Road & toll stations	Construction of sewage water plants	Halhe Bridge project management	Group
	2001 RMB'000	2001 RMB'000	2001 RMB'000	2001 RMB'000	2001 RMB'000
Turnover	394,957	79,663	86,007	2,580	563,207
Segment results	286,499	40,671	70,257	1,918	399,345
Taxation					(131,820)
Profit after taxation					267,525
Minority interests					109
Profit attributable to shareholders					267,634

Continuing Discontinued

	Sewage water processing business 2000 Rmb'000	Road and toll stations business 2000 Rmb'000	Total 2000 Rmb'000	Chemical Business 2000 Rmb'000	Group 2000 Rmb'000
Turnover	11,236	2,426	13,662	3,486,281	3,499,943
Segment results	9,411	1,581	10,992	136,440	147,432
Recovery of certain assets at gross value			-	254,140	254,140
Finance costs			-	(223,657)	(223,657)
Share of profit of an associated company			-	4,658	4,658
Profit before taxation			10,992	171,581	182,573
Taxation			(3,627)	(855)	(4,482)
Profit attributable to shareholders			7,365	170,726	178,091

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF FINAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2001

Business Highlights 2001

— **Following the asset exchange in December 2000, the Company recorded a profit of RMB267,364,000 and RMB267,364,000 in accordance with the accounts prepared under PRC GAAP and HK GAAP, respectively. The return on net assets is 17.99% and 15.98% under PRC GAAP and HK GAAP.**

— **The Company proposes to declare a final dividend of RMB0.08 per share.**

— **The Company has acquired the construction-in-progress of three sewage water treatment plants in September 2001. To finance the capital requirement of the construction, the Company proposes to issue A Shares Convertible Bonds of not less than RMB1.2 billion.**

I. CORPORATE INFORMATION

1. Chinese name: 天津創業環保股份有限公司 (the "Company") (Formerly known as 天津渤海化工(集團)股份有限公司)

English name: Tianjin Capital Environmental Protection Company Limited (Formerly known as Tianjin Bohai Chemical Industry (Group) Company Limited)

Abbreviation of the English Name: TCEPC

2. Legal representative: Ma Baiyu

3. Secretary to the Company's Board of Directors:

Secretary to the Board of Directors: Fu Yana

Correspondance address: No. 45 Guizhou Road, Heping District, Tianjin, The People's Republic of China (the "PRC")

Postal code: 300051

Telephone number: 86-22-2352 3036

Facsimile number: 86-22-2352 3100

E-mail address: tjcep@public.tpt.tj.cn

Company Secretary in Hong Kong: Ip Pui Sum

Correspondence address: Flat A, E, F, 16/F Yardley Commercial Building, No. 3 Connaught Road West

8. Other information:

(1) Place of initial business registration: No. 10 Hubei Road, Heping District, Tianjin, the PRC

Date of initial business registration: 8th June 1993

Date of change in registration: 26th August 1998, 8th January 2001 and 23rd July 2001

Place of change in registration: No. 18 Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the PRC

(2) Number of business licence of enterprise legal person: Qi Gu Jin Zhong Ji No. 009079

(3) Tax registration number State registration number: Guo Sui Jin Ji 120101103065501

Local registration number: Di Sui Jin Zhi 120101103065501

(4) Escrow agent of shares: *China Securities Registration* Company Shanghai Branch

(5) Name and address of the Company's auditors

PRC auditors: PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd.

Address: 12/F, Shui On Plaza, 333 Huai Hai Zhong Lu, Shanghai 2000201, the PRC

International auditors: PricewaterhouseCoopers Certified Public Accountants

Address: 22/F, Prince's Building, Central, Hong Kong

II. ACCOUNTING DATA AND BUSINESS STATISTICS HIGHLIGHTS

1. Profit for the Year and its Analysis

(1) In accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Joint Stock *Limited Companies in* the PRC (collectively "PRC GAAP"), the Company has achieved a profit before taxation of Rmb 399,345,000, details of which are as follows:

Rmb

Note: Return on net assets and earnings per share as calculated according to the "*Information Disclosure for Companies Issuing Listed Securities*" (No. 9) of the China Securities Regulatory Commission are as follows:

Profit for the year under review	Return on net assets: Fully diluted %	Return on net assets: Weighted average %	Earnings per share: Fully diluted *(Rmb per share)*	Earnings per share: Weighted average *(Rmb per share)*
Profit from principal *operations*	27.52	29.02	0.32	0.32
Operating profit	25.46	26.84	0.30	0.30
Net profit	17.07	17.99	0.20	0.20
Net profit, net of extraordinary items	17.07	17.99	0.20	0.20

(2) For each of the three years ended 31st December 2001, as prepared in accordance with HK GAAP:

Indicators	Unit	2001	2000	1999
1. Income from principal operations	Rmb'000	563,207	3,499,943	2,844,099
2. Net profit/(loss)	Rmb'000	267,634	178,091	(364,373)
3. Total assets	Rmb'000	1,926,984	1,419,534	6,938,993
4. Shareholders' equity	Rmb'000	1,674,288	1,406,654	1,194,646
5. Earnings/(Loss) per share	Rmb per share	0.20	0.13	(0.27)
6. Earnings/(Loss) per share after extraordinary item	Rmb per share	0.20	0.13	(0.27)
7. Net asset value per share	Rmb per share	1.26	1.06	0.90
8. Adjusted net asset value per share	Rmb per share	1.26	1.06	0.77
9. Net cash flows from operating activities per share	Rmb per share	0.22	0.79	0.23
10. Return on net assets	%	15.98	12.66	(30.50)

Note: There is no change in the number of shares throughout the year. As a result, weighted average earnings per share is equal to fully diluted earnings per share.

(3) **Change in Shareholders' Equity during the Reporting Period**

Item	Beginning of the year *Rmb'000*	Increase *Rmb'000*	Decrease *Rmb'000*	End of the year *Rmb'000*	Reasons for the changes

Company Secretary in Hong Kong:	Ip Pui Sum
Correspondence address:	Flat A, E, F, 16/F Yardley Commercial Building No. 3 Connaught Road West Sheung Wan Hong Kong
Telephone number:	852-2803 2373
Facsimile number:	852-2540 6365
E-mail address:	ippuisum@my.netvigator.com

4. Legal advisors: PRC
Jun He Law Offices
Hong Kong
Li & Partners

5. Legal address: No. 18 Jinlong Apartment
Shuishang Park North Road
Nankai District,
Tianijin
the PRC

Principal office address:	No. 45 Guizhou Road Heping District Tianijin the PRC
Postal code:	300051
E-mail address:	tjcep@public.tpt.tj.cn

6. Designated newspaper for the Company's announcement: Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail

Website as required by the China Securities Regulatory Commission ("CSRC") for the Company's annual report:	http://www.sse.com.cn
Place where the Company's annual report is available for inspection:	Office of the Secretary to the Board of Directors No. 45 Guizhou Road Heping District Tianjin the PRC

7. Information about the Company's listed shares:

Place for listing of A shares:	Shanghai Securities Exchange ("SSE")
Short form:	Tianjin Capital
Share code:	600874
Place for listing of H Shares:	The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange")
Short form:	Tianjin Capital
Share code:	1065

Limited Companies in the PRC (collectively "PRC GAAP"), the Company has achieved a profit before taxation of Rmb 399,345,000, details of which are as follows:

	Rmb
Total profit	399,345,000
Net Profit	267,634,000
Net profit after extraordinary items	267,634,000
Profit from principal operations	431,558,000
Profit from other operations	89,000
Operating profit	399,220,000
Investment gain	0
Subsidy income	0
Non-operating expenses less income	125,000
Net cash flow from operating activities	186,351,000
Increase/(decrease) in cash and cash equivalents	208,629,000

(2) The net profit of the Company as prepared in accordance with PRC GAAP was Rmb 267,634,000. The net profit of the Company as prepared in accordance with the Accounting Principles Generally Accepted in Hong Kong ("HK GAAP") was Rmb 267,634,000. There was no significant difference.

2. **Principal Accounting Data and Financial Highlights for Three Years**

(1) For each of the three years ended 31st December 2001, as prepared in accordance with PRC GAAP:

Indicators	Unit	2001	2000	1999
1. Principal operating income	Rmb'000	595,986	3,500,738	2,844,099
2. Net profit/(loss)	Rmb'000	267,634	168,604	(374,179)
3. Total assets	Rmb'000	1,926,984	1,419,534	6,964,042
4. Shareholders' equity	Rmb'000	1,567.888	1,406,654	1,226,452
5. Earnings/(Loss) per share (fully diluted)	Rmb per share	0.20	0.13	(0.28)
Earnings/(Loss) per share (weighted average)	Rmb per share	0.20	0.13	(0.28)
6. Earnings/(Loss) per share after extraordinary items	Rmb per share	0.20	0.13	(0.28)
7. Net asset value per share	Rmb per share	1.18	1.06	0.92
8. Adjusted net asset value per share	Rmb per share	1.18	1.06	0.79
9. Net cash flows from operating activities per share	Rmb per share	0.14	0.79	0.23
10. Return on net assets (fully diluted)	%	17.07	11.99	(30.51)
Return on net assets (weighted average)	%	17.99	12.81	(26.50)

(3) **Change in Shareholders' Equity during the Reporting Period**

Item	Beginning of the year Rmb'000	Increase Rmb'000	Decrease Rmb'000	End of the year Rmb'000	Reasons for the changes
Share capital	1,330,000	0	0	1,330,000	—
Capital reserve fund	69,289	0	0	69,289	—
Statutory common reserve	1,104	40,146	0	41,250	Transfer from profit for the year
Including: Statutory provident fund	368	13,382	0	13,750	Profit appropriation
Undistributed profit	6,261	267,634	146,546	127,349	The balance of the retained profit after profit appropriation during the year
Shareholders' equity	1,406.654	307,780	146,546	1,567,888	—

III. CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

1. **Details of share capital:**

(1) Table of changes in share capital:

During the period under review, the Company has not issued any bonus shares, increased share capital or listed any employee shares.

	Beginning of the year end (Shares)	Increase/decrease during the year (+/-) Share and placement (Shares)	Bonus issue (Shares)	Transfer of surplus to capital (Shares)	End of the year (Shares)
A. Unlisted shares					
I. Promoter shares comprising:					
State Shares	839,020,000	—	—	—	839,020,000
Legal persons shares	38,485,000	—	—	—	38,485,000
Sub-total	877,505,000	—	—	—	877,505,000
B. Listed shares					
1. A shares	112,495,000	—	—	—	112,495,000
2. H shares	340,000,000	—	—	—	340,000,000
Sub-total	452,495,000	—	—	—	452,495,000
C. Total	1,330,000,000	—	—	—	1,330,000,000

P.2

(2) *Issue and listing of shares:*

For the three years ended 31st December 2001, the Company has not issued any shares.

(2) **Details of Shareholders**

1. The number of shareholders of the Company as at 31st December 2001 is as follows:

Type of shareholders	Number
State shareholder	1
Legal person shareholders	108
Individual shareholders	32,275
Foreign shareholders (H share shareholders)	202
Total	32,586

2. As at 31st December 2001, the top ten shareholders of the Company were as follows:

Name of shareholders*	Class	Number of shares held at the end of the year	Percentage to total share capital (%)
(1) Tianjin Municipal Investment Company Limited (State shares)	Domestic	839,020,000	63.08
(2) HKSCC Nominees Limited (foreign shares)	H	334,331,000	25.14
(3) Shenyang Railway (legal person shares)	Domestic	3,500,000	0.26
(4) Nanfang Securities Company, Nanjing Branch (legal person shares)	Domestic	2,725,000	0.20
(5) Zhongguo Dongfang Trust and Investment Company, Nanchang Sales Department (legal person shares)	Domestic	1,500,000	0.11
(6) Li Yong (individual shares)	Domestic	1,057,430	0.0795
(7) Feng Yinglan (individual shares)	Domestic	1,038,541	0.078
(8) Qingdao Southern District Zhen Yuan Trading Company (legal person shares)	Domestic	1,000,000	0.075
(9) Minhang Clearing (legal person shares)	Domestic	1,000,000	0.075
(10) Jianjin Direct Holding (legal person shares)	Domestic	1,000,000	0.075

Note:

A. Pursuant to the register of the shareholders as provided by the HKSCC Nominees Limited, H Shares were held on behalf of various clients' [illegible]

5. Other legal persons who were interested in more than 10% (10% inclusive) of the total issued share capital of the Company. During the reporting period, there was no other legal persons who was interested in more than 10% (10% inclusive) of the total issued share capital of the Company.

IV. DETAILS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. **Board of Directors**

Ms. Ma Baiyu, aged 39, is the Chairman and general manager of the Company. Ms. Ma graduated from Nan Kai University in the PRC in 1996 with a master degree in economics. Ms. Ma joined the Urban Construction Bureau in 1985 as an assistant supervisor and a lecturer. From 1996 to 1998, Ms. Ma worked as the chief economist in Tianjin Road Construction and Development Company Limited. She joined TMICL in 1998 as the deputy chairman and the general manager. Ms. Ma has over ten years' experience in the urban construction industry. Ms. Ma has been the Chairman and general manager of TCEPC since December 2000.

Mr. Zhumin, aged 47, is the executive director of the Company and the head of Tianjin Road & Bridge Department. Mr. Zhu has over fifteen years' experience in the road and bridge construction industry. Mr. Zhu graduated from Tianjin University in the PRC in 1999 with a master degree in business administration. Since December 1993, Mr. Zhu held a number of senior positions ranging from the head of the Equipment Division of the Tianjin Urban Construction Bureau to the head of Tianjin Road & Bridge Department. Mr. Zhu has been the director of TCEPC since December 2000.

Mr. An Pindong, aged 33, is the executive director and the financial controller of the Company. Mr. An has been the assistant chief accountant of TMICL since December 1999. Mr. An graduated from Tianjin Finance Institute in 1991 with a degree in accountancy. From 1992 to 1997, Mr. An was involved in the Hu Ning Expressway project and was responsible for the accounting and finance functions of such project. In 1997, he was transferred to Tianjin Jin Zheng Transportation Development Company Limited as a finance manager. Mr. An has been the director and financial controller of TCEPC since December 2000.

Mr. Gu Qifeng, aged 35, is the executive director and chief engineer of the Company. Mr. Gu has been the chief engineer of TMICL since November 1998. Mr. Gu graduated from Tong Ji University in the PRC in 1998 with a master degree specialising in highways, city road and airport projects. Prior to the joining in TMICL, Mr. Gu held various senior positions in the Tianjin Urban Construction Bureau. Mr. Gu was responsible for the supervision of the construction of Ji Qing Expressway, Hu Ning Expressway and Dang Jin Expressway. Mr. Gu has been the director and chief engineer of TCEPC since December 2000.

Mr. Wang Yueqing, aged 57, is the executive director of the Company and the chief accountant of the Tianjin Sewage Management Division. Mr. Wang has held various senior positions in the Tianjin Urban Construction Bureau since 1964, ranging from assistant supervisor, head of finance department to chief accountant of Tianjin Sewage Management Division. Mr. Wang has been the director of TCEPC since December 2000.

Mr. Zhang Wenhui, aged 46, is the executive director of the Comapny and has been the head of Tianjin Sewage Management Division since August 1994. Mr. Zhang graduated from the Business School of Tianjin University with a master's degree in engineering. Mr. Zhang has held various senior positions in the Tianjin Sewage Management Division since December 1980, ranging from deputy head of Tianjin Sewage

Economic and Trade Arbitration Commission. He is also a qualified Certified Public Assets Appraiser in the PRC. Mr. Guan has been an independent non-executive director of the Company since 1994.

2. **Supervisory Committee**

Ms. Yu Ruihua, aged 55, is the Chairman of the Supervisory Committee, senior engineer. She was the supervisor of the labour union, deputy secretary of the Party Committee and human resources manager of TMICL. Ms. Yu graduated from Tianjin University in 1970. Ms. Yu has more than 16 years' experience in the urban construction and environmental protection related business. She has held various positions in the Urban Construction Bureau, Tianjin Sewage Management Division and Tianjin Municipal No.2 Road Construction Company Limited. From 1984 to 1998, she worked as the deputy head of staff section, head of human resources department and supervisor of Tianjin Municipal No.2 Road Construction Company Limited. In 1999, she joined TMICL. She has been the chairman of labour union and secretary to sub-committee of the Communist Party of TMICL since 1999. She bas been the Chairman of the Supervisory Committee of TCEPC since December 2000.

Mr. Chen Baosen, aged 49, is the supervisor of the Company and the assistant manager of the human resources department of TMICL. Mr. Chen has more than seven years' experience in the urban construction related business. From 1984 to 1993, Mr. Chen held various staff-related positions in the Urban Construction Bureau. In 1993, he joined Tianjin Municipal No.2 Road Construction Company Limited as a deputy head of the human resources department. He joined TMICL in June 2000. Mr. Chen has been the supervisor of TCEPC since December 2000.

Mr. Li Kaijian, aged 49, is the supervisor of the Company, chairman of Cheng Jian Group Company. Mr. Li graduated from Tianjin Economic and Management Institute. He joined the Urban Construction Bureau in 1976 and has held various positions ranging from technician to assistant general manager. From 1995 to 2000, Mr. Li was appointed as the chairman and general manager of Tianjin No.2 Urban Highway Construction Company Limited. From January 2000 to March 2000, he became the Team of Tianjin Urban Construction Design Institutute. From 2001, he became the chairman of Cheng Jian Group Company. Mr. Li has been the supervisor of TCEPC since 2000.

Mr. Shi Chunhua, aged 37, is the supervisor of the Company and has been the deputy head of the internal audit department and finance department of Tianjin Urban Bureau. Mr. Shi graduated from Tianjin Finance Institute in July 1988 with a degree in auditing. From July 1998 to March 2001, Mr. Shi was appointed as deputy head in charge of the department of finance and auditing after he worked in that department for Urban Construction Bureau. Mr. Shi has been the director of TCEPC since 2000.

Mr. Dou Zhenming, aged 50, is the supervisor of the Company and has been the general manager of Tianjin Bin Hai Urban Construction Company Limited. From 1992 to 1997, Mr. Dou was the assistant manager of Tianjin Urban Construction Company Limited. From 1982 to 1992, he has held various positions in Tianjin No.2 Urban Construction Company Limited. Mr. Dou has been the director of TCEPC since 2000.

Mr. Zhang Mingqi, aged 44, is the supervisor of the Company. He is the deputy general manager and chairman of the labour union of Dongjiao sewage treatment plant. Mr. Zhang graduated from the Distant Learning Faculty of the college organised by the Chinese Communist Party Central Committee with major in economic management. Mr. Zhang has been working in the management office of Tianjin Sewage Company

shares)

(7) Feng Yinglan (individual shares)	Domestic	1,038,541	0.078
(8) Qingdao Southern District Zhen Yuan Trading Company (legal person shares)	Domestic	1,000,000	0.075
(9) Minhang Clearing (legal person shares)	Domestic	1,000,000	0.075
(10) Jianjin Direct Holding (legal person shares)	Domestic	1,000,000	0.075

Note:

A. Pursuant to the register of the shareholders as provided by the HKSCC Nominees Limited, H Shares were held on behalf of various clients' accounts. There was no client who was interested in more than 5% of the total issued share capital of the Company.

B. Tianjin Municipal Investment Company Limited ("TMICL") holds 839,020,000 shares in the Company, representing 63.08% of the Company's share capital and is the Company's largest shareholder ("Controlling Shareholder"). During the reporting period, TMICL had not pledged any of the Company's shares.

C. The top ten shareholders were not strategic investors of the Company.

D. The top ten shareholders were not related to each other.

3. Controlling Shareholder of the Company

Name:	Tianjin Municipal Investment Company Limited
Legal representative:	Mr. Sun Zengyin
Date of incorporation:	20th January, 1998
Registered Capital:	Rmb 1,724,278,000
Type:	State wholly-owned enterprise
Structure of shareholding:	The Urban Construction Bureau of the Tianjin Municipality owns 100% equity interest in the Company
Scope of operation:	The development, construction and management of city infrastructure projects and auxiliary services, development and operation of city infrastructure, import of technology and equipment for city construction works, promotion for capital investment and project development and construction management (in accordance with the State regulations for specific projects and operations) in city road infrastructure

During the reporting period, there was no change in the controlling shareholder of the Company.

4. Controlling shareholder of the Company's Controlling Shareholder

The Company's Controlling Shareholder Tianjin Municipal Investment Company Limited is a state wholly-owned enterprise under the supervisory control of the Urban Construction Bureau of the Tianjin Municipality. The Company's ultimate controlling party is the Urban Construction Bureau of the Tianjin Municipality.

Controlling party:	The Urban Construction Bureau of the Tianjin Municipality
Legal representative:	Mr. Sun Zengyin
Type:	Governmental institutions
Principal activity:	The municipal construction and management of the Tianjin Municipality

been the director and chief engineer of TCEPC since December 2000.

Mr. Wang Yueqing, aged 57, is the executive director of the Company and the chief accountant of the Tianjin Sewage Management Division. Mr. Wang has held various senior positions in the Tianjin Urban Construction Bureau since 1964, ranging from assistant supervisor, head of finance department to chief accountant of Tianjin Sewage Management Division. Mr. Wang has been the director of TCEPC since December 2000.

Mr. Zhang Wenhui, aged 46, is the executive director of the Comapny and has been the head of Tianjin Sewage Management Division since August 1994. Mr. Zhang graduated from the Business School of Tianjin University with a master's degree in engineering. Mr. Zhang has held various senior positions in the Tianjin Sewage Management Division since December 1980, ranging from deputy head of Tianjin Sewage Management Division — No. 4 Branch to deputy head of the Tianjin Sewage Management Division to head of Tianjin Senior Mangement Division. Mr. Zhang has been the director of TCEPC since December 2000.

Mr. Li Weibin, aged 40, independent non-executive director, is a senior partner of Li & Partners, a firm of solicitors in Hong Kong. He graduated from the Chinese University of Political Science and Law in Beijing, the PRC, the Postgraduate School of the Chinese Academy of Social Sciences in Beijing, the PRC and the University of Hong Kong with a Bachelor of Laws degree, a Master of Laws degree and a Bachelor Degree in Common Law respectively. Mr. Li is admitted to practice law in the PRC, Hong Kong and England and Wales. He is the first PRC lawyer admitted in Hong Kong to practice the laws of Hong Kong. Mr. Li is also a China-Appointed Attesting Officer and has worked in the legal field for over 15 years. Mr. Li has been the independent non-executive director of TCEPC since December 2000.

Mr. Chan Boon Teong, aged 59, is the chairman and one of the founders of Coastal Realty Group Ltd, the shares of which are listed on The Stock Exchange of Hong Kong Limited. He graduated from the Imperial College of the University of London, United Kingdom with a bachelor's degree in Electrical Engineering and also holds master degrees in Electrical Engineering and Operational Research from the Polytechnic University of New York City in the United States. He has over thirty years' experience in commercial, industrial and real estate business in the Southeast Asia region. He also served as a director of the Kowloon Stock Exchange. He is a director of TPV Technology Limited, the shares of which are listed in Hong Kong, and a director of United World Chinese Commercial Bank Limited, a listed company in Taiwan. Mr. Chan is a member of the National Chinese People's Political Consultative Conference and a member of the Standing Committee of the Fujian Province Chinese People's Political Consultative Conference. He is also a member of the Standing Committee of All China Federation of Returned Overseas Chinese. Mr. Chan has been the independent non-executive director of TCEPC since December 2000.

Mr. Guan Weili, aged 58, associate professor, is currently a non-executive director of the Company. Since graduating from the China University of Science and Technology in 1966, he has worked with manufacturing companies as an engineer and with universities as a faculty member in engineering. He also obtained a Master of Business Administration degree in the United States in the early 1980's. Having returned to China in 1993, Mr. Guan became the Dean of the Business Management Department of the Beijing Polytechnic University. He was transferred to the National Administrative Bureau of the State-owned Property under the PRC State Council in 1991 and then appointed to be the Director of Enterprise Department. In 1994, he joined GE Capital Asia Pacific as the Vice President. Since 1996, Mr. Guan has been the President of China Enterprise Consultants and the Honorary Chairman of China Enterprise Appraisals. He is a member of Asian Executive Board of the Wharton School, University of Pennsylvania, the Standing Council Member of China Real Estate Valuer Association, and an arbitrator specialising in the securities industry appointed by China International

since 2000.

Mr. Dou Zhenming, aged 50, is the supervisor of the Company and has been the general manager of Tianjin Bin Hai Urban Construction Company Limited. From 1992 to 1997, Mr. Dou was the assistant manager of Tianjin Urban Construction Company Limited. From 1982 to 1992, he has held various positions in Tianjin No.2 Urban Construction Company Limited. Mr. Dou has been the director of TCEPC since 2000.

Mr. Zhang Mingqi, aged 44, is the supervisor of the Company. He is the deputy general manager and chairman of the labour union of Dongjiao sewage treatment plant. Mr. Zhang graduated from the Distant Learning Faculty of the college organised by the Chinese Communist Party Central Committee with major in economic management. Mr. Zhang has been working in the management office of Tianjin Sewage Company since 1980 and held various positions ranging from committee member for party affairs, deputy secretary of party sub-committee work for party affairs, deputy secretary of party, sub-committee of motor vehicle team and committee member of disciplinary committee of management office of Tianjin Sewage Company and deputy factory manager and deputy secretary of party sub-committee of Dongjiao Sewage Company. Mr. Zhang has been the supervisor of TCEPC since September 2001.

3. **Senior Management**

Mr. Luo Lianfang, aged 53, is the deputy general manager of the Company. Mr. Luo graduated from United University in 1986. Mr. Luo has more than 20 years' experience in the urban construction business. Before joining TMICL, he held different senior positions in the Urban Construction Bureau from 1964 to 1998. He was deputy general manager of TMICL from 1998 to December 2000. From December 2000, Mr. Luo became the deputy general manager of TCEPC.

Mr. Lin Wenbo, aged 44, is deputy general manager of the Company and the head of the Dongjiao Plant. Mr. Lin graduated from Tianjin University in 1980 with a bachelor's degree. He has over 20 years' experience in sewage water treatment. He worked in the Jizhuangzi Plant from 1983 to 1992 as the division supervisor and the deputy head. Since March 1992, Mr. Lin has been the head of the Dongjiao Plant. He was responsible for the construction and management of the plant. Mr. Lin is now responsible for the overall supervision of the Dongjiao Plant. Mr. Lin has been the deputy general manager of TCEPC since December 2000.

Mr. Liu Wenya, aged 43, is the deputy general manager of the Company and the head of the Jizhuangzi Plant. Since 1982, Mr. Liu has held various managerial positions ranging from supervisor of the technology division to deputy head of the Jizhuangzi Plant. He has been involved in the feasibility studies, construction, research, technology improvement and general management of the plant. He graduated from Tianjin City Construction Institute in 1995. Mr. Liu is now responsible for the overall supervision of the Jizhuangzi Plant. Mr. Liu has been deputy general manager of TCEPC since 2000.

Ms. Fu Yana, aged 31, is the company secretary and the head of Corporate Affairs Office. Ms. Fu was graduated from Tianjin Education University with a bachelor degree in Journalism. Ms. Fu has been working at Tianjin Sewage Management Division following graduation. Ms. Fu joined TMICL in August 1998 and served as the deputy director and director of the General Office. Ms. Fu has been the company secretary of TCEPC since December 2000.

Mr. Ip Pui Sum, aged 42, is the company secretary. Mr. Ip graduated from the Hong Kong Polytechnic University with a Higher Diploma in Accountancy in 1982. He had worked in Price Waterhouse Hong Kong and is a certified public accountant in Hong Kong. Mr. Ip has more than 18 years of experience in accounting and company secretarial matters. Mr. Ip was awarded a master degree in business administration in 1996. Mr. Ip has been the company secretary of TCEPC since December 2000.

P.3

2. **Company's Management Structure and Employees' Information**

Directors, Supervisors and Senior Management

During 2001, salaried directors, supervisors, and senior officers of the Company received their annual remuneration pursuant to the provisions of the respective directors' and supervisors' service agreements and staff wages allocation plan of the Company.

Name	Gender	Age	Position	Term	Shareholding at the beginning of the year	Shareholding at the end of the year
Ma Baiyu	F	39	Chairman, General Manager	2000.12.20 - 2003.12.19	0	0
An Pindong	M	33	Director, Chief Accountant	2000.12.20 - 2003.12.19	0	0
Gu Qifeng	M	35	Director, Chief Engineer	2000.12.20 - 2003.12.19	0	0
Zhumin	M	47	Director	2000.12.20 - 2003.12.19	0	0
Wang Yueqing	M	57	Director	2000.12.20 - 2003.12.19	0	0
Zhang Wenhui	M	46	Director	2000.12.20 - 2003.12.19	0	0
Li Weibin	M	40	Independent Director	2000.12.20 - 2003.12.19	0	0
Chan Boon Teong	M	59	Independent Director	2000.12.20 - 2003.12.19	0	0
Guan Weili	M	58	Independent Director	1999.6.29 - 2002.6.28	0	0
Yu Ruihua	F	55	Chairman of the Supervisory Committee	2000.12.20 - 2003.12.19	0	0
Chen Baosen	M	49	Supervisor	2000.12.20 - 2003.12.19	0	0
Li Kaijian	M	49	Supervisor	2000.12.20 - 2003.12.19	0	0
Dou Zhenming	M	50	Supervisor	2000.12.20 - 2003.12.19	0	0
Shi Chunhua	M	37	Supervisor	2000.12.20- 2003.12.19	0	0
Zhang Mingqi	M	44	Supervisor	2001.9.19- 2004.9.18	0	0
Lin Wenbo	M	44	Assistant General Manager	2000.12.20 - 2003.12.19	0	0
Luo Lianfang	M	53	Assistant General Manager	2000.12.20 - 2003.12.19	0	0
Liu Wenya	M	43	Assistant General Manager	2000.12.20 - 2003.12.19	0	0
Fu Yana	F	31	Company Secretary	2000.12.20 - 2003.12.19	0	0
Ip Pui Sum	M	42	Company Secretary	2000.12.20 - 2003.12.19	0	0

Notes: (1) All directors, supervisors and senior management did not hold any shares in the Company.

(2) The positions of the directors, supervisors and senior management in the Company's shareholders:

V. **STRUCTURE OF CORPORATE GOVERNANCE**

1. **The conditions of corporate governance:**

In strict compliance with the Companies Law, Securities Law and the requirements on laws and regulations related to China Securities Regulatory Commission, the Company devotes a lot of efforts to improve the corporate governance structure of the Company under the system of legal person, so as to establish modern enterprise system and achieve standardization on the operations of the Company. Pursuant to the requirements of the "Principles of corporate governance of listed companies" as promulgated by the China Securities Regulatory Commission and State Economic and Trade Commission on 7th January 2002, the Company amended the Articles of Association and adopted the Job Guidelines for the General Manager in the managers' conference of the Company. At the same time, the Company will consider and approve the Rules for governing the procedures for operating the shareholders general meeting, the Rules for governing the procedures for operating the board meeting and the Rules for governing the procedures for operating the Supervisory Committee in the Annual General Meeting 2001. These rules strictly comply with the relevant provisions of China Securities Regulatory Commission, Shanghai Stock Exchange and Hong Kong Stock Exchange. The main content is as follows:

(1) For the shareholders and the general meeting: the Company shall ensure that all shareholders, especially major and minority shareholders are ranked pari passu with each other. This will ensure that all shareholders can fully exercise their own rights. The Company has formulated the rules for governing the procedures for operating the shareholders' general meeting, and is thus capable to convene and hold shareholders' general meeting, and choose the place of meeting as to accommodate as many shareholders as possible to attend and exercise their voting rights in strict compliance with the provisions of the Standard Opinion. The connected transactions of the Company are fair and reasonable and the bases for determining the price are adequately disclosed.

(2) For the relationship between the controlling shareholders and the listed companies: standardization on the conduct of the controlling shareholders, so as not to bypass the shareholders' general meeting and intervene in the companies' decisions and operations. The Company and the controlling shareholders shall be independent on "Five Aspects" including staff, assets, finance, organization and business. The Board of Directors, Supervisory Committee and the internal departments of the Company shall function independently.

(3) For the directors and the Board of Directors: The Company shall strictly comply with the provisions of the Articles of Association on election and appointment of directors. It will further enhance the election and appointment of directors and devote efforts to the implementation of cumulative voting system. The number of directors and composition of the Board of Directors of the Company shall comply with the laws and regulations. The Board of Directors of the Company formulated the rules of procedure for the Board. All directors of the Company shall attend the board meetings and shareholders' general meetings in a serious and responsible manner, actively participate in training, aware of the relevant laws and regulations, and understand the rights, duties and responsibilities as a director. The Company established the system of independent director under the relevant provisions. The Board of Directors conditions of the Company's business and operations, attend board meetings and shareholders' general meetings in a serious and responsible manner and give independent opinions. They have been actively participated in training so as to understand the rights, duties and responsibilities of an independent director. According to the provisions of Guiding opinions in respect of establishing independent directors' system by listed companies as promulgated by the China Securities Regulatory Commission, the Company is devoting a lot of efforts to improve the system of independent directors. Accordingly, Messrs Li Weibin and Guan Weili will submit a proposal to the Company's Board of Directors to resign as the Company independent director. In order to further strengthen the system of independent director and enhance the Company's structure of corporate governance, the Company's Board of Directors will nominate candidates as the Company's new independent directors.

3. **Separation of powers between the Company and controlling shareholders with respect to staff, assets, finance, organization and business, etc.**

(1) Separation of staff: The Company is independent from the controlling shareholders on aspects such as labour, personnel and salaries management. It set up an independent labour and personnel functions department. Senior management staff such as general manager, deputy general manager, chief accountant, secretary of the Board of Directors receive their salaries from the Company and do not take up any important positions other than directors in the entities of the controlling shareholders.

(2) Right to assets: All assets relating to the production and operation of the Company will be owned by the Company.

(3) Financial independence: The Company has set up an independent financial and accounting department, and established independent account and audit system and financial management system. It has opened separate accounts in banks.

(4) Organizational independence: The Company established organizational structure absolutely independent from controlling shareholders with a separate place of business.

(5) Separation of business: The Company is independent from controlling shareholders in the conduct of its business, with independent capability on business and decision making.

4. **The appraisal and motivation mechanism for senior management:**

The Board of Directors of the Company assesses the performance indicators and standards of senior management. The Company will establish the relevant reward system in appropriate time and launch the motivation mechanism for directors, supervisors and senior management.

VI. AN OVERVIEW OF THE SHAREHOLDER GENERAL MEETINGS

The Company held two shareholders' general meetings in 2001, including 2000 annual general meeting and 2001 extraordinary general meeting:

1. In respect of convening and holding of Annual General Meeting

				2004.9.10		
Lin Wenbo	M	44	Assistant General Manager	2000.12.20 - 2003.12.19	0	0
Luo Lianfang	M	53	Assistant General Manager	2000.12.20 - 2003.12.19	0	0
Liu Wenya	M	43	Assistant General Manager	2000.12.20 - 2003.12.19	0	0
Fu Yana	F	31	Company Secretary	2000.12.20 - 2003.12.19	0	0
Ip Pui Sum	M	42	Company Secretary	2000.12.20 - 2003.12.19	0	0

Notes: (1) All directors, supervisors and senior management did not hold any shares *in the Company.*

(2) The positions of the directors, supervisors and senior management in the Company's shareholders:

The Chairman and General Manager, Ms. Ma Baiyu is the deputy chairman of the Company's Controlling Shareholder Tianjin Municipal Investment Company Limited.

(3) The remunerations paid to the present directors, supervisors and senior officers of the Company including basic salaries, various kind of incentives, welfare benefits, allowances, housing subsidy and other subsidies, amounted to Rmb 3,638,600 in aggregate for the year. The remuneration paid to the three highest paid directors was Rmb 1,000,000 in aggregate. The remuneration paid to the three highest paid individuals was Rmb 1,000,000 in aggregate. *Allowances paid to Mr. Li Weibin*, Mr. Chan Boon Teong and Mr. Guan Weili, all of which were independent directors, were Rmb 265,000 and Rmb 250,000 respectively.

The Company has 20 directors, supervisors and senior officers at present. 17 of which were paid remuneration by the Company. There were four individuals whose annual remuneration was Rmb 300,000 or above. *There were six individuals whose annual remuneration was Rmb 200,000* or above. There were seven individuals whose annual remuneration was Rmb 200,000 or below. Mr. Hua Kaiting, Mr. Dou Zhenming, and Mr. Shi Chunhua were not paid any remuneration by the Company.

3. **Election and change of directors and supervisors:**

During the reporting period, Mr. Jing Shikui resigned from the Company. The Company resolved to approve the resignation of Mr. Jing Shikui as Supervisor and elected Mr. Zhang Mingqi as Supervisor, representing the Company's staff, for a term of three years.

4. **An overview of the Company's staff**

As at the end of 2001, the number of staff for the Company was 986. There were no staff resigned or retired. Among the Company's staff, 97 of which have professional qualifications, and accounted for 9.84% of the total number of staff. 10 of them have senior titles. 40 of them have intermediate titles. 47 of them of junior titles. The Company has senior expertise in the field of international management and investment, environmental engineering, roads and bridges construction, and engineering management. The expertise portfolio at each segment was managed reasonably.

(1) **An analysis of the staff in terms of their function is as follows:**

Administration	96 (9.73%)
Finance	13 (1.32%)
Technical	97 (9.84%)
Operating staff at sewage treatment plants and toll stations	780 (79.11%)

(2) **An analysis of the staff in terms of their education level:**

Postgraduate	5 (0.5%)
University	52 (5.3%)
Post-secondary	472 (47.9%)
Secondary or below	457 (46.3%)

business. The Board of Directors, Supervisory Committee and the internal departments of the Company shall function independently.

(3) For the directors and the Board of Directors: The Company shall strictly comply with the provisions of the Articles of Association on election and appointment of directors. It will further enhance the election and appointment of directors and devote efforts to the implementation of cumulative voting system. The number of directors and composition of the Board of Directors of the Company shall comply with the laws and regulations. The Board of Directors of the Company formulated the rules of procedure for the Board. All directors of the Company shall attend the board meetings and shareholders' general meetings in a serious and responsible manner, *actively participate in training*, aware of the relevant laws and regulations, and understand the rights, duties and responsibilities as a director. The Company established the system of independent director under the relevant provisions. The Board of Directors consists of three independent directors, constituting one-third of the board members. Committees for remuneration and audit were also established.

(4) For Supervisors and Supervisory committee: There are six *supervisors in total*. The number and composition of supervisors comply with the laws and regulations. The Supervisory Committee of the Company formulated the rules of proceedings for the Supervisory Committee. The Supervisors of the Company *shall perform their* duties in a serious manner. They shall supervise the Company's financial conditions, and the Company's Manager and other senior management during performing their duties on behalf of the shareholders in terms of legality and compliance.

(5) For the appraisal, motivation and control mechanism: *The Company* is establishing open and fair appraisal standards and motivation and control mechanism for Directors, Supervisors and Managers. The management is recruited on an open basis that adequately reflect open, equal and fair principles.

(6) For the interested parties: The Company *can fully* respect and safeguard the legal rights of other interested parties such as banks and other creditors, staff, consumers to promote the viable and healthy development of the Company.

(7) In connection with information disclosure and transparency: The *Company assigns* the Secretary of the Board of Directors to be in charge of information disclosure, reception of visiting shareholders and consultation. The Company shall strictly comply with the laws, regulations and the Articles of Association *to disclose true*, accurate and complete information in a timely manner. It ensures that all shareholders have equal opportunities to access the information. The Company can disclose the details of connected transactions, information of substantial shareholders and the actual controlling party of the Company on time under the relevant provisions.

Since its establishment, the Company functions pursuant to the Company Law, Securities Law and the relevant laws and regulations promulgated by the China Securities Regulatory *Commission*, and operates in accordance with the relevant rules of proceedings and the Principles of corporate governance of listed companies promulgated by the China Securities Regulatory Commission on 7th January 2002, with an aim to maximize its profits and protect the benefits of major and minority shareholders.

2. **An overview on the performance of duties by independent directors:**

The Company established the system of independent directors in accordance with Rules governing securities listing on the Stock Exchange of Hong Kong Limited. There are three independent directors in the Board of Directors, constituting one-third of the total number of board members. Each of the independent director is familiar with the

4. **The appraisal and motivation mechanism for senior management:**

The Board of Directors of the Company assesses the performance indicators and standards of senior management. The Company will establish the relevant reward system in appropriate time and launch the motivation mechanism for directors, supervisors and senior management.

VI. AN OVERVIEW OF THE SHAREHOLDER GENERAL MEETINGS

The Company held two shareholders' general meetings in 2001, *including 2000 annual general meeting* and 2001 *extraordinary general* meeting:

1. In respect of convening and holding of Annual General Meeting 2000, the Company published the time, place, resolutions to consider and approve and other businesses, notice of general meetings by way of announcements on Shanghai Securities News, Hong Kong's Wen Wei Po and Hong Kong iMail.

The Company held the Annual General Meeting 2000 at 2/F., Buckingham *Palace Room*, *Tianjin Lizunde Hotel*, 33 *Taiyezhuan* Road, He Ping District, Tianjin, the PRC on 8th May 2001. There were 6 shareholders holding 1,167,359,100 shares, representing 87.77% of the total number of *Company's shares, present in person* or by proxy at the AGM in compliance with the relevant provisions of the Company Law and Articles of Association. The General Manager, Ms Ma Baiyu, *was the chairwoman of the meeting.*

The meeting passed the following resolutions by way of a show of hands:

(1) The Report of Directors of the Company 2000 was considered and approved;

(2) The Report of the Supervisory Committee 2000 was considered and approved;

(3) The Accounts of the Company for 2000, as respectively audited by the PRC and international certified public accountants, were considered and approved;

(4) The profits appropriation plan of the Company for 2000 was considered and approved;

(5) The appointment of certified public accountants as auditors of the Company was considered and approved;

(6) The 2001 development plan of the Company was considered and approved;

(7) The amendments of the Articles of Association of the Company were considered and approved;

(8) The authorization of the Board of Directors on allotment and issue of new (H) shares was considered and approved.

The resolutions of the Shareholders' General Meeting were published in Shanghai Securities, Hong Kong's Wen Wei Po and Hong Kong iMail on 9th May 2001.

2. In respect of convening and holding of Extraordinary General Meeting for 2001, the Company published the time, place, resolutions to consider and approve and other businesses, Notice of Extraordinary General Meetings by way of announcements on Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 25th September 2001.

The Company held the Extraordinary General Meeting for 2001 at the Conference Room, Level 2, Sheraton Tianjin Hotel, Zi Jin Shan Road, He Xi District, Tianjin, PRC on 12th November 2001. There were 2 shareholders holding 840,282,750 shares, representing 63.18% of the total number of Company shares, present in person or

by proxy at the extraordinary general meeting, in compliance with the relevant provisions of the Company Law and Articles of Association. The General Manager, Ms Ma Baiyu, was the chairlady of the meeting.

The meeting passed the following resolutions by way of a show of hands:

(1) The execution of the Transfer Agreement for Beicang Sewage Treatment Plant (under construction) entered into between Tianjin Sewage Company and the Company on 24th September 2001 was considered and approved;

(2) The execution of the Transfer Agreement for the expansion project of the Jizhuangzi Sewage Treatment Plant (under construction) entered into between Tianjin Sewage Company and the Company on 24th September 2001 was considered and approved;

(3) The execution of the Transfer Agreement for Xianyanglu Sewage Treatment Plant (under construction) entered into between Tianjin Sewage Company and the Company on the 24th September 2001 was considered and approved;

(4) The execution of (i) the agreement on the fees for the expansion project of the Sewage Treatment Plants entered into between Tianjin Sewage Company and the Company on 24th September 2001 and the annual caps for this ongoing connected transaction; and (ii) the revision to the Sewage Water Processing Agreement pursuant to the Sewage Water Plants Fee Agreement and the annual caps for this ongoing connected transaction was considered and approved;

(5) The replacement of original construction project contract after the transfer of construction-in-progress project of Sewage Water Plant Contract and the annual caps for this ongoing connected transaction was considered and approved;

(6) The execution of the Agreement for the project management of the construction of Haihe Bridge entered into between the Company and Tianjin Municipal Investment Company Limited on 24th September 2001 and the annual caps for this ongoing connected transaction was considered and approved;

(7) The Company's Ongoing Connected Transactions (including the Contractor Contracts, the Haihe Bridge Management Agreement and the Sewage Water Plants Fee Agreement) and their respective upper limits on the annual caps in any financial year under the waiver application was considered and approved;

(8) The Directors were hereby authorized for and on behalf of the Company, among other matters, to sign, execute, perfect, deliver or to authorize signing, executing, perfecting and delivering all such agreements and contracts including but not limited to the Agreement on the fees for the expansion project of the Sewage Treatment Plants, Contractor Contracts and Haihe Bridge Management Agreement, and to do or authorize doing all such acts, matters and things as they may in their discretion consider necessary, expedient or desirable to give effect to and implement the Ongoing Connected Transactions pursuant to the Agreement on the fees for the

a. Operations of the sewage water treatment and related environmental protection business:

The income for sewage water treatment is derived from the "Sewage Water Processing Agreement" entered into between the Company and Tianjin Sewage Company. In respect of the control over the operation of sewage water plants, the Company has been focusing on efficiency enhancement and cost reduction in order to ensure that the sewage water processing operation complies with the prescribed standards of the State and at a lower cost. The specific measures include budget control, enhancement of staff training and improvement of the technical skills of the staff, and the recruitment of professional and technical staff to strengthen the manpower resources. During the year, the two sewage water processing plants processed 218,818,896 cubic meters in total of sewage water, representing an increase of 25,242,396 cubic meters or 13% as compared with 193,576,500 cubic meters of sewage water processed in last year.

b. Operations of toll business:

The toll income is directly collected by the toll collectors at the toll stations. During the period, the management of the Company has further strengthened the control over the toll stations, and further upgraded the surveillance system of the toll stations. Owing to the construction and maintenance carried out at the road surrounding Tianjin city, the volume of tolled traffic flow decreased during the year. During the year, the traffic flow at the Company's toll stations in terms of the number of vehicles was 3,049,512 times, representing a decrease of 597,492 times or 16.38% as compared with 3,647,004 times during last year. With the decrease in traffic flow, the Company has slashed part of the toll collection staff in order to reduce salary expenses.

c. Operations of new projects:

On 24th September 2001, the Company entered into a conditional agreement with Tianjin Sewage Company in respect of the constructions in progress of Beicang Sewage Water Treatment Plant, Xianyanglu Sewage Water Treatment Plant and the expansion project of the Jizhuangzi Sewage Water Treatment Plant. Apart from completing the procedures for the transfer of loans that are still in process, other conditions as set out in the agreements have all been fulfilled. Approval from the State Ministry of Finance has been obtained for the transfer of loans denominated in Japanese Yen. The procedures for the transfer of the other two loans are still in process. The income from this business is derived from the "Sewage Water Plant Fee Agreement" entered into by Tianjin Sewage Company and the Company on 24th September 2001. During the period, construction works completed amounted to Rmb 238,926,154 and, based on the progress of the construction, the Company obtained sewage water plant fees amounting to Rmb 91,013,057.

There are six major sewage systems in Tianjin city. However, there are now only two sewage water treatment plants that can provide service to two of the systems. Therefore, new sewage water treatment plants have to be constructed to

to recycled water; labour services and car washing. The company was still at the set up stage during. The company will actively explore water recycling projects and regards the development, construction, production and sales of recycled water as its core business. It will strive to solve the shortage of water resources in Tianjin city, achieve the utilisation of water resources for multiple purpose, and occupy the market of recycled water in Tianjin city. As at the end of 2001, the total assets of the company was Rmb55,142,381.

Tianjin Beifang Rencaigang Company Limited (天津北方人才港股份有限公司): As at the end of the year, the Company invested Rmb 2 million in Tianjin Beifang Rencaigang Company Limited, representing 6.1% of its registered capital. The principal activities of the company comprises senior executive insurance; senior executive personnel services (employment agent, financial guarantee consultation service, personal creditworthiness assessment); enterprise talent assistance project; development and operation of technological project achievements and real estate development and operation. In 2001, the company was still at the set up stage. The company will actively explore the resources for talented personnel, establish and strengthen the personnel market in Tianjin city, and devote its effort to attract more senior personnel, expertise and technicians for Tianjin and surrounding the Bohai district.

Tianjin Baotong Light Mass Materials Company Limited (天津市寶通輕集料有限責任公司): As at the end of the year, the Company invested Rmb 2 million in Tianjin Baotong Light Mass Materials Company Limited, representing 20% of its registered capital. The principal activities of the company is since the production and sales of high resistance and light mass materials. In 2001, the company was still at the set up stage. The company will actively devote its effort to the introduction of high technology into the construction of urban infrastructures.

(3) **Major suppliers and customers of the Company**

Tianjin Sewage Company, being the representative of the Tianjin Municipal Government, is the Company's major customer and engages the Company to process the urban sewage of the Tianjin city on its behalf. Since Tianjin Sewage Company and the controlling shareholder of the Company are both under the supervision of the Tianjin Municipal Engineering Bureau, they are regarded as related parties. The major business of the Tianjin Sewage Company is the maintenance, operation, development and construction of pipelines, pumping station, rain and sewage water canals, drainage facilities, sewage water treatment plants; maintenance, installation of electrical equipment and drainage techniques consultation services. The income from sewage water treatment plants of the Company is dervied pursuant to the "Sewage Water Processing Agreement" entered into between the Company and Tianjin Sewage Company.

(4) **Problems and difficulties occurred during the course of operation and solutions thereof**

a. In 2001, the sewage water treatment facilities in Dongjiao Sewage Water Treatment Plant underwent repair and maintenance. Expansion work was carried out at the Jizhuangzi Sewage Water Treatment Plant. During the process of the above mentioned work, the construction

and Haihe Bridge Management Agreement, and to do or authorize doing all such acts, matters and things as they may in their discretion consider necessary, expedient or desirable to give effect to and implement the Ongoing Connected Transactions pursuant to the Agreement on the fees for the expansion project of the Sewage Treatment Plants, Contractor Contracts and Haihe Bridge Management Agreement, and to waive compliance from or make and agree such variations of a non-material nature to any of the terms of any of the Agreement on the fees for the expansion project of the Sewage Treatment Plants, Contractor Contracts and Haihe Bridge Management Agreement as they may in their discretion consider to be desirable and in the interest of the Company;

(9) The resolution of amendment on the Articles of Association of the Company was considered and approved.

The Announcement of Results of the Extraordinary General Meeting was published in Shanghai Securities News, Hong Kong's Wen Wei Po and Hong Kong iMail on 13th November 2001.

3. Election and change of directors and supervisors:

During the reporting period, Mr. Jing Shikui resigned from the Company. The Company resolved to approve the resignation of Mr. Jing Shikui from the office of Supervisor and elected Mr. Zhang Mingqi as Supervisor at 19th September 2001, representing the Company's staff, for a term of three years.

VII. REVIEW OF OPERATIONS AND PROSPECTS

1. **Operations of the Company:**

(1) **Scope of the principal business of the Company and its operating condition**

The business of the Company is the design, management, operation, technological consultation of Dongjiao Sewage Water Treatment Plant and Jizhuangzi Sewage Water Treatment Plant in Tianjin, the PRC, and their related infrastructure facilities and auxiliary services, the design, toll collection, repair and maintenance, management, technological consultation of toll roads and auxiliary services in relation to the operation of the Southeastern Half Ring Road of the Middle Ring of Tianjin, and the development and operation of environmental protection technology and products.

During the period, the Company strengthened its internal structure and improved its internal control system, while continuously upgrading the corporate management structure. Since the completion of the Company's restructuring in December 2000, the business of the Company has undergone substantial changes. The Company's management has adopted a series of measures focusing on the existing business which has achieved good results.

sewage water plant fees amounting to Rmb 91,013,057.

There are six major sewage systems in Tianjin city. However, there are now only two sewage water treatment plants that can provide service to two of the systems. Therefore, new sewage water treatment plants have to be constructed to satisfy the demand of the other sewage systems. The designed processing capacity of the Xianyanglu Sewage Water Treatment Plant is 450,000 cubic meters per day with total investment of Rmb 1.190 billion. It will serve the Xianyanglu system. The designed processing capacity of the Beicang Sewage Water Treatment Plant is 100,000 cubic meters per day with the first stage investment of Rmb 0.416 billion. It will serve the Beicang sewage system. In the meantime, in order to solve the problem of insufficient capacity of the Jizhuangzi Sewage Water Treatment Plant, expansions have been carried out at the Jizhuangzi Sewage Water Treatment Plant. Following the completion of the expansion, it will add to the processing capacity by 280,000 cubic meters per day with total investment of Rmb 1.055 billion, inclusive of the auxiliary pipeline network.

On 24th September, 2001, Tianjin Municipal Investment Company Limited and the Company entered into the agreement for project management of the construction of Haihe Bridge. The project work completed during the year amounted to Rmb 127,130,549. Accordingly the Company received a management fee of Rmb 2,730,000, calculated based on the project work completed.

The financial data of the various business are as follows:

	Transaction volume	Income Rmb'000	Percentage of total income %	Net profit Rmb'000	Percentage of net profit %
Sewage water treatment (cubic metre)	218,818,896	417,944	70.13	191,703	71.63
Road and toll collection (times of vehicle)	3,049,512	84,299	14.14	27,574	10.30
Fees for new projects		93,743	15.73	48,357	18.07
Total		595,986	100.00	267,634	100.00

(2) **Operations and results of the major companies in which the Company has controlling interests and management participation**

Tianjin Water Recycling Company Limited: As at the end of the year, the Company owns 90% equity interest in Tianjin Water Recycling Company Limited. The registered capital of the company is Rmb 20 million. The scope of its major business is the production and sales of recycled water, development and construction of facilities for re-used water; manufacture, installation, commissioning and operation of equipment for recycled water; technical consultation, service training relating

a. In 2001, the sewage water treatment facilities in Dongjiao Sewage Water Treatment Plant underwent repair and maintenance. Expansion work was carried out at the Jizhuangzi Sewage Water Treatment Plant. During the process of the above mentioned work, the construction operations do not cause interruption to the production operations as a result of the implementation of appropriate scheduling of construction. Therefore, smooth operation of the repair and maintenance of the facilities and the volume of water treatment were achieved.

b. Owing to the construction and maintenance carried out at roads surrounding Tianjin city, the volume of tolled traffic flow decreased. The Company enhanced the supervision and management at the toll stations, thus increasing the efficiency of the toll collection and the quality of management. At the same time, taking into account the reduction in toll and traffic flow, the Company shut down some lanes, and reduce the number of staff at the toll stations in order to save salary expenses and other related costs.

(5) **Operation plans for the year disclosed previously by the Company:**

a. During the year, the Company completed the investment in Tianjin Water Recycling Company Limited in which the Company has controlling interest. The total investment is Rmb 18 million.

b. During the year, the Company did not acquire the Haihe Bridge construction-in-progress from Tianjin Municipal Investment Company Limited, in view of the significant amount of investment in the project. At the same time, in order to strengthen its principle operation, the Company acquired a number of sewage water treatment plants under construction, and entered into a project management contract with Tianjin Municipal Investment Company Limited in respect of the project of Haihe Bridge of the Southeastern Half Ring Road of the Middle Ring of Tianjin . On 24th September 2001, adjustment to the above investment plan was considered and passed in the 19th meeting of the Second Board Meeting, and was submitted for the approval at the extraordinary general meeting of the Company. Notice of the Board Meeting resolution was published in the Shanghai Securities, the Hong Kong Wen Wei Po and Hong Kong iMail on 25th September 2001. On 12th November 2001, the resolution on the investment plan was passed at the extraordinary general meeting of the Company. Notice of the extraordinary general meeting resolution was published in the Shanghai Securities, the Hong Kong Wen Wei Po and Hong Kong iMail dated 13th November 2001.

2. **Investments of the Company:**

During the period, the Company invested Rmb 22 million, an increase 22 million as compared with Rmb nil last year.

NOTICES

P.5

(1) a. During the year, the Company invested Rmb 18 million to obtain a 90% controlling interest in Tianjin Water Recycling Company Limited. The scope of the principal operation of the company is the production and sales of recycled water; development and construction of water recycling facilities; manufacture, installation, commissioning and operation of water recycling equipment; water recycling technical consultation, service, training, labour services and car washing.

b. During the year, the Company invested Rmb 2 million in Tianjin Beifang Rencaigang Company Limited, representing 6.1% of its registered capital. The principal activities of the company are senior executive insurance business; senior executive personnel service business (employment agent, financial guarantee consultation service, personal creditworthiness assessment); enterprise talent assistance project; development and operation of technological project achievements and real estate development and operation business.

c. During the period, the Company invested Rmb 2 million in Tianjin Baotong Light Mass Materials Company Limited representing 20% of its registered capital. The principal activity of the company is the production and sales of high resistance and light mass materials.

(2) During the year, the Company did not raise any fund.

3. **Financial condition of the Company:**

During the year, the financial condition of the Company has been further improved as compared with that of last year. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers Certified Public Accountants have prepared their unqualified audit reports to the Company. The financial conditions of the Company can be analyzed in detail as follows:

(1) As at 31st December 2001, the total assets of the Company amounted to Rmb1,926,984,000, an increase by 36.09% compared with the total assets of Rmb1,419,534,000 last year.

(2) As at 31st December 2001, the long term liabilities of the Company amounted to Rmb36,200,000, an increase by Rmb36,200,000 compared with the long term liabilities of Rmb nil last year, and was mainly attributed to finance obtained by the subsidiary of the Company.

(3) As at 31st December 2001, the shareholders' equity of the Company amounted to Rmb1,567,888,000, an increase by 11.46% compared with the shareholders' equity of the Company of Rmb1,406,654,000 last year, and was mainly attributable to the Company's profits for the year.

(4) *Profits from the principal operation of the Company for the year* was Rmb431,558,000, a decrease by 21.2% compared with the profits from the principal operation of the Company of Rmb547,639,000 last year, and was mainly attributable to change of the mode in business operations.

(5) Net profit for the year was Rmb267,634,000, an increase by 58.74% compared *with the net profit of Rmb 168,604,000 last*

certifications on quality management system, environment protection management system and safety management system; to conduct safety production and safety education in a persistent manner, and to ensure the sewage water treatment plants are operated in a safe and highly efficient manner, and the progress and quality of the construction projects of sewage water treatment plants; to ensure the stability and safety of the toll collection business; to further consolidate the principal operation, and form a business chain of water treatment, water engineering construction, water recycling, sewage water treatment equipment, production development application to form a business structure of competitive strength; to continue the expansion of sewage water treatment business into other districts outside Tianjin city; to aim at profit optimization, actively seek opportunities for growth in profits, and devote best efforts for providing an excellent return to the investors.

(1) To continue to complete the Jizhuangzi Sewage Water Treatment Plant expansion project, the Xianyanglu and Beicang Sewage Water Treatment Plants.

(2) To actively co-operate with international companies who have advanced technology of sewage water treatment in order to enhance the Company's technical skills and management capability.

(3) To develop sewage water treatment markets in other cities, and establish operating markets in (including but not limited to) the Northwestern districts in the PRC, such as Guizhou, Xinjiang, Shaanxi, so as to achieve economies of scale.

(4) To establish technological research and development centre, to develop environment protection products, equipment and techniques relating to urban sewage water treatments, and to promote the development of the enterprise through technological development and application.

(5) To proceed with the integrated certification of ISO9001, ISO24001 and OHSAS18001, so that the works of the Company will be more scientific, systematic and institutionalized.

(6) To capitalize on the capital market for the raising of construction funds for the construction works in progress.

6. **Review of Board Activities**

(1) The Board of Directors' meetings and resolutions during the reporting period

The Board of Directors of the Company convened seven board meetings in 2001:

1. The 15th meeting of the Second Board of Directors was convened on 9th February 2001. The following written resolutions were made pursuant to Section 96(6) of the Articles of Association of the Company: The Company will hold the 16th meeting of the Second Board of Directors on *16th March 2001* in Hong Kong. *The detailed notice* for the meeting will be given to each director ten days prior to the meeting.

2. The 16th meeting of the Second Board of Directors was convened at 36/F, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong on 16th March 2001, and passed resolutions as follows:

The announcement of the resolutions of this extraordinary meeting of the Board of Director was published in Shanghai Securities News, Hong Kong's Wen Wei Po and Hong Kong iMail on 26th April 2001.

4. The 18th meeting of the Second Board of Directors was convened on 31st July 2001, with the following resolutions passed:

a. Report of the Board of Directors for the first half year of 2001;

b. Interim financial and accounting statements of the Company for 2001, which were audited by local accounting firms in accordance with the independent *Statement of Auditing Standards by registered accountant* of the PRC;

c. Interim financial and accounting statements of the Company for 2001 which were audited by foreign accounting firms in accordance with the Statement of Auditing Standards issued by the Hong Kong Society of Accountants;

d. Interim Report 2001 and Summary of the Interim Report 2001 as announced within the PRC and overseas;

e. Interim profit appropriation plan of the Company for 2001;

f. Proposal of the Company for the second half year of 2001;

g. Establishment and working procedures of the Audit Committee;

h. Establishment of the Audit Committee comprised of independent *directors* by the *Board of Directors of this* year.

The announcement of the resolutions of this extraordinary meeting of the Board of Director was published in Shanghai Securities News, Hong Kong's Wen Wei Po and Hong Kong iMail on 1st August 2001.

5. The 19th meeting of the Second Board of Directors was convened on 24th September 2001, with the following resolutions passed:

a. Passed the "Agreement on the transfer of the construction-in-process of the Beicang sewage treatment *plant" entered into by the drainage company of Tianjin* and the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yuewing, Mr. Zhumin abstained from voting), and the Agreement would be put forward at the extraordinary general meeting.

b. Passed the "Agreement on the transfer of the construction-in-process of the Jizhuangzi sewage treatment plant (expansion)" entered into by the drainage company of Tianjin and the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yuewing, Mr. Zhumin abstained from voting), and the Agreement would be put forward at the extraordinary general meeting.

(3) As at 31st December 2001, the shareholders' equity of the Company amounted to Rmb1,567,888,000, an increase by 11.46% compared with the shareholders' equity of the Company of Rmb1,406,654,000 last year, and was mainly attributable to the Company's profits for the year.

(4) Profits from the principal operation of the Company for the year was Rmb431,558,000, a decrease by 21.2% compared with the profits from the principal operation of the Company of Rmb547,639,000 last year, and was mainly attributable to change of the mode in business operations.

(5) Net profit for the year was Rmb267,634,000, an increase by 58.74% compared with the net profit of Rmb 168,604,000 last year.

(6) The net profit for the year of Rmb47,072,000 was derived from the construction management of sewage water treatment plants. This represented new business of the Company during the year.

4. **Effect on the changes in operating environment, macroeconomic policies and regulations to the Company**

Environment protection business is one of the key important businesses to be developed by the State in the future. The State will gradually increase its investment in environment protection business during the "Tenth Five Year Plan" period. Urban sewage water treatment is an important segment in the environment protection business, and has become an important indicator for the evaluation on the internationalization of a city. In the "Notice regarding enhancement of urban water supplies, water saving and water contamination prevention" promulgated by the State Council in November 2000, it was clearly stated that "during the Tenth Five Year Plan period, sewage water treatment facilities should be established in all cities. In 2005, cities of over 500,000 population should attain a sewage water treatment rate of over 60%. In 2010, all cities should attain a sewage water treatment rate of not less than 60%. Sewage water treatment rate in municipalities, provincial capital cities, planned cities and designated scenic tourist cities should not be less than 70%". In the document of "Notice regarding the circulation of "The provisional regulation for the promotion of the development of urban sewage water treatment business in Fujian Province" issued by the National Environment Protection Bureau, the principle stated in the document borne a positive impact to the Company, which has a principal operation of sewage water treatment plant, operation and the business with water recycling, and provided a reliable market guarantee to the scale production of the Company.

Following the entry of the PRC into the WTO, the PRC will undergo further reform and opening. A loose investment environment is an important warranty for attracting investments in a district and city. With the construction of road networks surrounding the Tianjin city becoming further upgraded, it may have a negative impact to the toll collection business for the urban toll road of the Company.

5. **Operating plans in the coming year**

In 2002, the main obligation of the Company is to further improve its structure of corporate governance, and to operate under strict compliance with the relevant rules and regulations. It is necessary to enhance the shareholders meetings, Board and Supervisory meetings, and to fully capitalize on the functions of these meeting. The Company will endeavour to operate in compliance with the law, with a view to enhance the quality of economic condition. The Company will continue to promote overall budget management, and to increase awareness of the concept of cost and savings; to complete

meetings in 2001:

1. The 15th meeting of the Second Board of Directors was convened on 9th February 2001. The following written resolutions were made pursuant to Section 96(6) of the Articles of Association of the Company: The Company will hold the 16th meeting of the Second Board of Directors on 16th March 2001 in Hong Kong. The detailed notice for the meeting will be given to each director ten days prior to the meeting.

2. The 16th meeting of the Second Board of Directors was convened at 36/F, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong on 16th March 2001, and passed resolutions as follows:

   a. Report of the Directors of the Company for 2000;

   b. Financial and accounting statements of the Company for 2000, which were audited by domestic and foreign accounting firms;

   c. Annual Report 2000 and Summary of the Annual Report 2000 as announced within the PRC and overseas;

   d. Final Financial Report for 2000 and Financial Budget for 2001 of the Company;

   e. Proposal for the Profit Appropriation Plan of the Company for 2000;

   f. Proposal for the Profit Appropriation Policies of the Company for 2001;

   g. Recommendation relating to the appointment of accounting firms for the provision of audit services to the Company;

   h. Proposal for the amendment of the Articles of Association;

   i. Development plan of the Company for 2001;

   j. Resolution for convening the Annual General Meeting 2000 of the Company (i.e. the Nineth shareholders' meeting of the Company).

   The announcement of the resolutions of this extraordinary meeting of the Board of Director was published in Shanghai Securities News, Hong Kong's Wen Wei Po and Hong Kong iMail on 19th March 2001.

3. The 17th meeting of the Second Board of Directors was convened on 25th April 2001. The following written resolutions were made pursuant to Section 96(6) of the Articles of Association of the Company:

   The Board of Directors of the Company received a resolution from Tianjin Municipal Investment Company Limited, the controlling shareholder of the Company on 25th April 2001. It was proposed that an additional resolution, namely to consider and approve the grant of a mandate to issue and allot new Shares (H Shares) to the Board of Directors to be adopted by the Company at the Annual General Meeting 2000(i.e. the 9th shareholders' meeting of the Company) to be convened on 8th May 2001 as a special resolution.

   The Board of Directors of the Company accepted the resolution after review and proposed to the Annual General Meeting 2000 of the Company convened on 8th May 2001 as a special resolution.

plant" entered into by the drainage company of Tianjin and the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yuewing, Mr. Zhumin abstained from voting), and the Agreement would be put forward at the extraordinary general meeting.

b. Passed the "Agreement on the transfer of the construction-in-process of the Jizhuangzi sewage treatment plant (expansion)" entered into by the drainage company of Tianjin and the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yuewing, Mr. Zhumin abstained from voting), and the Agreement would be put forward at the extraordinary general meeting.

c. Passed the "Agreement on the transfer of the construction-in-process of the Xianyanglu sewage treatment plant" entered into by the drainage company of Tianjin and the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yuewing, Mr. Zhumin abstained from voting), and the Agreement would be put forward at the extraordinary general meeting.

d. Passed the "Agreement on the payment of the construction-in-process of the sewage treatment (expansion)" entered by the drainage company of Tianjin and the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yuewing, Mr. Zhumin abstained from voting), and the Agreement would be put forward at the extraordinary general meeting.

e. Passes the proposal relating to the continuation of the original construction contract after the transfer of the construction-in-process of the sewage treatment of the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yuewing, Mr. Zhumin abstained from voting), and the Proposal would be put forward at the extraordinary general meeting.

f. Passed the "Contract of the Management of the Haihe Bridge of the Southeastern Half Ring of the middle ring" entered into by Tianjin Municipal Investment Company Limited and the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yuewing, Mr. Zhumin abstained from voting), and the Contract would be put forward at the extraordinary general meeting.

g. Passed the proposal for the amendment the Articles of Association of the Company to be put forward at the extraordinary general meeting, and the Proposal would be put forward at the extraordinary general meeting.

h. Passed the proposal of the details disclosed in Chinese and English announcements of the connected transactions relating to this transfer of the construction-in-process of the sewage treatment project and the Haihe Bridge Management Agreement in the specific newspapers in and outside the PRC. The Chinese and English announcements of these connected transactions would be posted in the specific newspapers in and outside the PRC on 25th September 2001, or the later date required by the relevant ruling authorities of the PRC and Hong Kong.

i. Decided to hold the extraordinary general meeting of the Company on 12th November 2001 in Tianjin. Decisions relating to this transfer of the construction-in-process of

the sewage treatment, the acceptance of the management of the Haihe Bridge projects and the amendment of the Articles of Association would be made.

j. Passed and authorized the Directors of the Company for and on behalf of the Company to sign, execute, perfect and deliver or to authorize other persons to sign, execute, perfect and deliver all such agreements and contracts, other than others matters, and to do all such acts, matters and things as they may in their discretion consider necessary, expedient or desirable to give effect to and implement the ongoing connected transactions relating to the "Agreement on the payment of the construction-in-process of the sewage treatment (expansion)", "Construction Project Contract" and "Contract of the Management of the Haihe Bridge Project", and to waive compliance from or make and agree such variations of a non-material nature to any of the terms of any of the "Agreement on the payment of the construction-in-process of the sewage treatment (expansion)", "Construction Project Contract" and "Contract of the Management of the Haihe Bridge Project" as they may in their discretion consider to be desirable and in the interest of the Company.

The announcement of the resolutions of this extraordinary meeting of the Board of Director was published in Shanghai Securities News, Hong Kong's Wen Wei Po and Hong Kong iMail on 25th September 2001.

6. The 20th meeting of the Second Board of Directors was convened on 19th October 2001. The following written resolutions were made pursuant to Article 6 of Section 96 of the Articles of Association of the Company:

The 4th resolution of the announcement relating to the calling of the extraordinary general meeting to be posted on 25th September 2001 is amended as follows:

Original 4th resolution: to consider and approve the "Agreement on the payment of the construction-in-process of the sewage treatment (expansion)" entered into by the drainage company of Tianjin and the Company on 24th September 2001 and the extent of the waiver of the ongoing connected transaction.

Amended 4th resolution: to consider and approve (i) the "Agreement on the payment of the construction-in-process of the sewage treatment (expansion)" entered into by the drainage company of Tianjin and the Company on 24th September 2001 and the extent of the waiver of the continuing connected transaction; (ii) the amendment of the Agreement of sewage treatment and the extent of the waiver of the ongoing connected transaction pursuant to the Agreement on the payment of the sewage treatment.

The announcement of the resolutions of this extraordinary meeting of the Board of Director was published in Shanghai Securities News, Hong Kong's Wen Wei Po and Hong Kong iMail on 22nd October 2001.

7. The 21st meeting of the Second Board of Directors was

in accordance with independent auditing standards for the Chinese Certified Public Accountants and PricewaterhouseCoopers Certified Public Accountants in accordance with the statements of Auditing Standards issued by the Hong Kong Society of Accountants. In accordance with the Articles of Association of the Company, after appropriation of Rmb 26,763,394, representing 10% of net profit, to the authorized reserve funds and Rmb 13,381,697, representing 5% of net profit to the authorized welfare funds, together with Rmb 6,260,113 undistributed profit brought forward from 2000, the profit distributable to shareholders for the year is Rmb 233,748,966. The Board of Directors has finalised the profit appropriation budget for the year from the transfer to be a distribution of Rmb 0.80 cash dividend for each 10 shares (tax included) to be made to all shareholders on the basis of an aggregate of 1,330,000,000 shares at the end of 2001. Dividends to be distributed amounted to Rmb 106,400,000. There will not be no increase in share capital Capital Reserve Funds for the year. The above profit appropriation budget or the proposal for the increase in share capital by transferring from Capital Reserve Funds shall be put forward at the shareholders' meeting of the year. The actual policy on profit appropriation for 2001 is consistent with the expected policy in the Annual Report 2000.

8. **Any other business:**

The designated newspapers for the disclosure of the information by the Company are Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail. There is no change relating to the designated newspapers for the disclosure of information.

VIII. REPORT OF THE SUPERVISORY COMMITTEE

1. **Meetings of the Supervisory Committee during the period:**

The Supervisory Committee held three meetings during the period, mainly covering the following:

(1) The 15th meeting of the Second Supervisory Committee was held on 15th March 2001, wherein the following resolutions were passed:

a. the 2000 Supervisory Committee working report of the Company;

b. agreed with the 2000 annual report and the report summary of the Company;

c. agreed with the 2000 financial balance sheet report and the 2001 financial budget report of the Company;

d. agreed with the 2000 profit appropriation plan of the Company;

e. agreed with the 2001 profit distribution policy plan of the Company;

f. the Board of Directors and operating team of the Company seriously implemented the various resolutions of the shareholders meetings and the Board in 2000, and their operations were found to be in compliance with the relevant requirements in the Company Law and the Articles of Association. None of the Directors and the senior management of the Company have been found to be in violation of the State laws and regulations, the Company's Articles of Association and detrimental to the interests of the

Notice of the resolution of the meeting of the Supervisory Committee was published in *Shanghai Securities, Hong Kong* Wen Wei Po and Hong Kong iMail on 1st August 2001.

(3) The 17th meeting of the Second Supervisory Committee was held on 24th September 2001, wherein the following resolutions were passed:

Agreed with the resolutions made in the 19th meeting of the Second Board of Directors. All current supervisors attended in the Board meeting, and considered that the convening of the Board meeting was in compliance with the Company law and the Articles of Association, and the resolutions passed in the meeting were fair and reasonable.

Notice of the resolution of the meeting of the Supervisory Committee was published in Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 25th September 2001.

2. **Independent opinion of the Supervisory Committee on the relevant issues of the Company in 2001:**

(1) Operations of the Company in compliance with the laws:

Pursuant to the relevant laws and regulations of the State, the Supervisory Committee of the Company has carried out supervision on the Company's shareholders meetings, the convening procedures of the Board of Directors, resolutions and the implementation of the resolutions of the shareholders meetings by the Board of Directors, and considered that the performance of the Company's Board of Directors in 2001 were strictly in compliance with the Company Law, Securities Law, Listing Rules, Articles of Association and other laws and regulations, and that their works were serious and responsible, their operating decisions scientific and reasonable, and further upgraded internal management and internal control systems, setting up a good internal controlling mechanism. None of the Directors and the senior management of the Company have been found to be in violation of the laws and regulations, the Articles of Association and detrimental to the interests of the Company when carrying out their duties.

(2) Inspection of the financial situation of the Company:

The Supervisory Committee of the Company carried out serious and careful inspections on the financial system and financial situation of the Company, and considered that the 2001 financial report of the Company could truly reflect the financial situation and operating results of the Company. The auditing opinion and appraisals of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. were objective and fair.

(3) The Company's last fund raising exercise was conducted through Tianjin Bohai Chemical Industry (Group) Company Limited, the Company's predecessor, in June 1995. On 20th December 2000, Tianjin Bohai Chemical Industry (Group) Company Limited, the Company's predecessor, approved in the Company's extraordinary general meeting to undergo an asset restructuring, pursuant to which all businesses, assets and liabilities of the former company Tianjin Bohai Chemical Industry (Group) Company Limited were disposed of by the Company. The assets of the Company after the disposal did not have any relation to the proceeds of the last fund raising exercise. The application of proceeds from the last fund raising exercise did not have any

"Agreement on the payment of the construction-in-process of the sewage treatment (expansion)" entered into by the drainage company of Tianjin and the Company on 24th September 2001 and the extent of the waiver of the continuing connected transaction; (ii) the amendment of the Agreement of sewage treatment and the extent of the waiver of the ongoing connected transaction pursuant to the Agreement on the payment of the sewage treatment.

The announcement of the resolutions of this extraordinary meeting of the Board of Director was published in Shanghai Securities News, Hong Kong's Wen Wei Po and Hong Kong iMail on 22nd October 2001.

7. The 21st meeting of the Second Board of Directors was convened on 2nd November 2001. The following written resolutions were made pursuant to Article 6 of Section 96 of the Articles of Association of the Company:

   a. The Company and other promoters initiated the establishment of Tianjin Beifang Rencaigang Company Limited, and invested Rmb 200 million to the Tianjin Beifang Rencaigang Company Limited and has become the shareholders of that limited stock company.

   b. The Company, Tianjin Underground Railway Corporation (天津地下鐵道總公司), Tianjin Road Construction and Development Company Limited (天津市公路建設發展有限公司), Tianjin Binhai City Municipal Construction and Development Company Limited (天津市濱海市政建設發展有限公司) and Tianjin Xinjinding Ranching Technology Development Company Limited (天津市鑫金鼎牧業科技發展有限公司) invested to establish Tianjin Baotong Light Mass Materials Company Limited. The Company invested Rmb 200 million, representing 20% of the registered capital of that company.

(2) The Board of Directors' execution of resolutions of the shareholders' meeting:

During the period, the Board of Directors of the Company has strictly complied with the resolutions and mandates of the shareholders' meetings, pursuant to the Company Law, Securities Ordinances and the Articles of Association of the Company, to duly execute all the resolutions passed at the shareholders' meetings. The Board of Directors' execution was as follows:

1. Execution of the profit appropriation of the Company for 2000:

   There was neither profit appropriation nor increase of share capital of the Company by transfer from Reserve Funds in 2000.

2. Execution of the resolution relating to the application for the issue of new Share to the public by the Company in 2001:

   During the period, the Company made an attempt to apply for the issue of new Shares (H Shares) pursuant to the resolutions and mandates of the shareholders' meetings in 2000. However, the work was not completed during the period because of the unfavourable market situation.

7. Profit appropriation budget or the proposal for the increase in share capital by transferring from Capital Reserve Funds for the year

The realized net profit of the Company for 2001 is Rmb 267,633,944, audited by the PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd.

d. agreed with the 2000 profit appropriation plan of the Company;

e. agreed with the 2001 profit distribution policy plan of the Company;

f. the Board of Directors and operating team of the Company seriously implemented the various resolutions of the shareholders meetings and the Board in 2000, and their operations were found to be in compliance with the relevant requirements in the Company Law and the Articles of Association. None of the Directors and the senior management of the Company have been found to be in violation of the State laws and regulations, the Company's Articles of Association and detrimental to the interests of the Company when carrying out their duties.

g. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers issued their respective auditors' report for 2000 with unqualified opinion on the financial statements, which truly reflected the actual financial situation and operating results of the Company.

   Notice of the resolution of the meeting of the Supervisory Committee was published in Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 19th March 2001.

(2) The 16th meeting of the Second Supervisory Committee was held on 30th July 2001, wherein the following resolutions were passed:

a. agreed with the working report for the first half year 2001 of the Supervisory Committee;

b. agreed with the 2001 interim financial accounting report audited by certified public accountants in the PRC based on the independent auditing principles of the PRC;

c. agreed with the 2001 interim financial accounting report reviewed by overseas certified public accountants based on the auditing principles issued by the Hong Kong Society of Accountants;

d. agreed with the 2001 interim report and summary of the 2001 interim report published overseas respectively;

e. agreed with the 2001 interim profit appropriation plan of the Company;

f. agreed with the 2001 second half year plan of the Company;

g. the Board of Directors and management of the Company seriously implemented the various resolutions of the shareholders meetings and the Board in the first half year 2001, and their operations were found to be in compliance with the relevant requirements in the Company Law and the Articles of Association. None of the Directors and the senior management of the Company have been found to be in violation of the State laws and regulations, the Company's Articles of Association and detrimental to the interests of the Company when carrying out their duties.

h. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers issued their respective auditors' report for 2001 with unqualified opinion on the financial statements, which truly reflected the actual financial situation and operating results of the Company.

appraisals of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. were objective and fair.

(3) The Company's last fund raising exercise was conducted through Tianjin Bohai Chemical Industry (Group) Company Limited, the Company's predecessor, in June 1995. On 20th December 2000, Tianjin Bohai Chemical Industry (Group) Company Limited, the Company's predecessor, approved in the Company's extraordinary general meeting to undergo an asset restructuring, pursuant to which all businesses, assets and liabilities of the former company Tianjin Bohai Chemical Industry (Group) Company Limited were disposed of by the Company. The assets of the Company after the disposal did not have any relation to the proceeds of the last fund raising exercise. The application of proceeds from the last fund raising exercise did not have any relation to the operation of the Company at present. It would be difficult for the present supervisors of the Company's Supervisory Committee to understand the actual use of proceeds and its application from the fund raising exercise conducted by the former company Tianjin Bohai Chemical Industry (Group) Company Limited before the restructuring. As a result of the reasons stated above, the Company's Supervisory Committee was not able to issue an opinion on the application of proceeds from the previous fund raising exercise. The certified public accountants were also not able to audit the application of proceeds from the previous fund raising exercise.

(4) Transaction prices of the acquisitions and disposal of assets by the Company were reasonable, and no insider dealing was discovered to be detrimental to the interests of part of the shareholders or has caused to the depletion of the assets of the Company.

(5) The connected transactions of the Company were fair, and were not harmful to the interests of a listed company, and no insider dealing has occurred.

(6) Implementation of the resolutions of the shareholders meetings.

The members of the Supervisory Committee of the Company attended the various Board meetings and shareholders general meetings of the Company, and the Supervisory Committee of the Company has no objection to the various reports and resolutions raised for approval by the Board of Directors the shareholders' general meetings. The Supervisory Committee of the Company carried out supervision on the implementation of the resolutions of the shareholders general meetings and considered that the Board of Directors of the Company could seriously implement the relevant resolutions of the shareholders general meetings.

IX. MAJOR EVENTS

1. During the year 2001, there is no litigation or arbitration that is material to the Company.

2. Summary and progress of the Company's acquisitions and sale of assets, merger and combination during the reporting period:

   During the reporting period, the Company and Tianjin Sewage Company entered into conditional agreements dated 24th September 2001 regarding the acquisition of the construction-in-progress of the Beicang sewage treatment plant, the Xianyanglu sewage treatment plant and the expansion project of the Jizhuangzi sewage treatment plant. Except for the novation of the loan facilities, all other conditions have been completed. Approval for the novation of the loan facilities denominated in Japanese Yen has been obtained from the State Ministry of Finance. The completion for the novation of the

P.7

other two loan facilities will be actively followed up. The 2001 extraordinary general meeting has passed the resolution to amend the Article of Association. However, the above projects have not been completed during the year. Accordingly, the Articles of Association will only be amended as soon as the above projects are completed.

The revenue for the above business is based on the Sewage Water Plants Fee Agreement *entered into between the Company and Tianjin* Sewage Company on 24th September 2001. During the year, the construction costs incurred amounted to Rmb 238,926,154. Based on *the progress* of the construction work, the Company received construction fee of Rmb 91,013,057.

3. Significant connected transactions

(1) On 24th September 2001, Tianjin Sewage Company and the Company entered into an agreement for the acquisition of the construction-in-progress of the Beicang sewage treatment plant.

(2) On 24th September 2001, Tianjin Sewage Company and the Company entered into an agreement for the acquisition of the construction-in-progress of the Xianyanglu sewage treatment plant.

(3) On 24th September 2001, Tianjin Sewage Company and the Company entered into an agreement for the acquisition of the construction-in-progress of the expansion project of the Jizhuangzi sewage treatment plant.

(4) *On 24th September 2001, Tianjin* Municipal Investment Company Limited and the Company entered into an agreement regarding the project management of the construction of the Haihe Bridge.

Announcements in respect of these connected transactions have published on 25th September 2001 and 18th October 2001 on *Shanghai Securities*, Hong Kong Wen Wei Po and Hong Kong iMail.

(5) Pursuant to the Sewage Water Processing Agreement entered into between TMICL *and Tianjin Sewage Company* on 10th October, 2000, Tianjin Sewage Company agreed to procure TMICL to process sewage water for a term of 30 years. Tianjin Sewage Company is a state-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau of Tianjin. The agreement was initially entered into between TMICL and Tianjin Sewage Company, as the sewage water processing business was owned and operated by TMICL at that time. After the completion of the Asset Exchange, the rights and obligations of TMICL were automatically transferred to the Company. The Company *becomes a party to the agreement replacing* TMICL. According to the pricing formula, the processing fee payable is structured on a cost-plus-profit approach, and is linked to, among other things, the cost of processing sewage water, a fixed return on the capital investment and incentive payments.

(6) Pursuant to the Road Repair and Maintenance Agreement and the supplementary agreement thereof entered into between TMICL and Tianjin Urban Road and Bridge Construction Company ("TURBCC") on 1st October, 2000 and 24th November, 2000, respectively, TURBCC will maintain and repair the Southeastern Half Ring Road for TMICL. TURBCC is a state-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau of Tianjin. The agreement was initially entered into between TMICL and TURBCC, as the Southeastern Half Ring Road was owned and operated by TMICL at that time.

Co., Ltd. and PricewaterhouseCoopers Certified Public Accountants as auditors of the Company. Remunerations paid to the auditors during the latest two years are as follows:

	2001	Notes
Financial audit fees	4,134,000	The Company was not responsible for other expenses such as trip expenses
Other fees	77,700	The Company was not responsible for other expenses such as trip expenses

7. During the reporting period, the Company, the Company's board of directors, directors and senior management were not subject to any review by the China Securities Regulatory Commission, administrative punishment by the China Securities Regulatory Commission, criticism through circulars or public statement of criticism. The China Securities Regulatory Commission and its related entities also had not carried out any regular recurring inspection of the Company.

8. During the reporting period, the Company was subject to 33% income tax rate and was not entitled to any preferential treatment on income tax.

9. Other major events

(1) As audited by Pricewaterhouse Zhong Tian Certified Public Accountants Co., Ltd., the Company's net profit for the year 2000 amounted to Rmb168,604,000. The auditors issued an unqualified audit report on the Company's accounts for the year 2000. Accordingly, the Shanghai Securities Exchange decided to cancel the special treatment of the Company's A Shares with effect from 26th March 2001. The abbreviation name of the Company's A Shares was changed from "ST Capital" to "Tianjin Capital".

(2) On 20th June 2001, the Company, Tianjin Municipal Investment Company Limited and Tianjin Bohai Chemical Industry Group Corporation confirmed that, save as the transfer of *title in land* and buildings, the transfer of titles in all other assets involved in the assets exchange were duly completed.

X. FINANCIAL INFORMATION

1. **Prepared in accordance with HK GAAP**

Consolidated Profit and Loss Account (Audited)
For the year ended 31st December 2001

	Note	**2001 Rmb'000**	2000 Rmb'000
TURNOVER			
Continuing New Business		**563,207**	13,662
Discontinued Chemical Business		**—**	3,486,281
	1,2	**563,207**	3,499,943
Cost of sales		**(131,649)**	(2,929,960)
Gross profit		**431,558**	569,983
Other revenues		**1,208**	71,430
Recovery of certain assets at gross value		**—**	254,140
[illegible]			[illegible]

Pursuant to the PRC tax rules, the New Business of the Group is subject to PRC business tax levied at 5% of the *operating revenue* and government surcharges levied at 11% of the amount of business tax. The business tax and government surcharges related to revenue derived *from the New Business of the Group during the year* ended 31st December 2001 amounted to Rmb32,779,000 (2000: Rmb795,000 attributable to the New Business), and has been deducted from the operating revenue to arrive at the turnover of the Group.

(2) **Business segment analysis**

	Sewage water processing 2001 Rmb'000	Road and toll stations 2001 Rmb'000	Construction of sewage water plants 2001 Rmb'000	Haihe Bridge project management 2001 Rmb'000	Group 2001 Rmb'000
Turnover	394,957	79,663	86,007	2,580	563,207
Segment results	286,499	40,671	70,257	1,918	399,345
Taxation					(131,820)
Profit after taxation					267,525
Minority interests					109
Profit attributable to shareholders					267,634

	Continuing Business			Discontinued Business	
	Sewage water processing 2000 Rmb'000	Road and toll stations 2000 Rmb'000	Total 2000 Rmb'000	Chemical Business 2000 Rmb'000	Group 2000 Rmb'000
Turnover	11,236	2,426	13,662	3,486,281	3,499,943
Segment results	9,411	1,581	10,992	136,440	147,432
Recovery of certain assets at gross value			—	254,140	254,140
Finance costs			—	(223,657)	(223,657)
Share of profit of an associated company			—	4,658	4,658
Profit before taxation			10,992	171,581	182,573
Taxation			(3,627)	(855)	(4,482)
Profit attributable to shareholders			7,365	170,726	178,091

No geographical segment analysis is presented since all of the Group's operations are in the PRC.

(3) ***Taxation***

No Hong Kong profits tax has been provided as the Group has no taxable profits in Hong Kong (2000: nil). PRC income tax has been charged at 33% (2000: 33%)on the assessable profits of the New Business and at 15% on the assessable profits of the Chemical Business.

	2001 Rmb'000	2000 Rmb'000

According to the pricing formula, the processing fee payable is structured on a cost-plus-profit approach, and is linked to, among other things, the cost of processing sewage water, a fixed return on the capital investment and incentive payments.

(6) Pursuant to the Road Repair and Maintenance Agreement and the supplementary agreement thereof entered into between TMICL and Tianjin Urban Road and Bridge Construction Company ("TURBCC") on 1st October, 2000 and 24th November, 2000, respectively, TURBCC will maintain and repair the Southeastern Half Ring Road for TMICL. TURBCC is a state-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau of Tianjin. The agreement was initially entered into between TMICL and TURBCC, as the Southeastern Half Ring Road was owned and operated by TMICL at that time. After the completion of the Asset Exchange, the rights and obligations of TMICL were automatically transferred to the Company. The Company becomes a party to the agreement replacing TMICL. Pursuant to the Road Repair and Maintenance Agreement, TURBCC will charge the Company for fees based on the rates prescribed under the Index for Estimation of Repair and Maintenance Costs for National Urban Construction (Jian She Bu Cheng 1993 No. 412) issued by the Ministry of Construction from time to time.

(7) The Company and TMICL entered into the Lease Agreement on 10th October, 2000, pursuant to which the Company will lease from TMICL upon the completion of the Asset Exchange a building situated at No. 18 Jianlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the PRC, with a total gross floor area of approximately 674 sq. m. as its office premises. The annual rental payable by the Company to TMICL is Rmb 450,000, and such annual rental will be adjusted every three years based on the then market rentals determined by an independent valuer.

The independent directors of the Company confirm that the above transactions are entered into in accordance with normal commercial terms.

(8) The Company paid HK$1,921,000 to Li & Partners, the legal advisers of the Company as to Hong Kong law, for legal advices in respect of the new and usual course of businesses. As Mr. Li Weibin is the present independent director of the Company and the partner of Li & Partners, the transaction constituted a connected transaction of the Company.

4. Significant contracts and status of implementation

During the reporting period, the Company properly complied with the terms of various business contracts and there was no significant disputes arising from these contracts.

(1) During the reporting period, the Company did not hold in custody, hire or lease any assets, and there is no company that hold in custody, hire or lease any assets of the Company.

(2) During the reporting period, the Company did not enter into any significant guarantees.

(3) During the reporting period, the Company did not enter into any trust arrangement with any third party for financial management matters.

5. During the reporting period or remaining effective up to the reporting period, the Company or shareholders who are interested in more than 5% of the total issued share capital of the Company had not published any matters of commitments in the designated newspapers and websites.

6. During the reporting period, the Company re-appointed PricewaterhouseCoopers Zhong Tian Certified Public Accountants

	Note	2001 Rmb'000	2000 Rmb'000
TURNOVER			
Continuing New Business		**563,207**	13,662
Discontinued Chemical Business		**—**	3,486,281
	1,2	**563,207**	3,499,943
Cost of sales		**(131,649)**	(2,929,960)
Gross profit		**431,558**	569,983
Other revenues		**1,208**	71,430
Recovery of certain assets at gross value		**—**	254,140
Distribution costs		**—**	(57,295)
Administrative expenses		**(33,623)**	(371,094)
Other operating income/(expenses), net		**202**	(65,592)
Operating profit		**399,345**	401,572
Finance costs		**—**	(223,657)
Share of profit of an associated company		**—**	4,658
Profit before taxation		**399,345**	182,573
Taxation	3	**(131,820)**	(4,482)
Profit after taxation		**267,525**	178,091
Minority interests		**109**	—
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**267,634**	178,091
DIVIDEND	4	**106,400**	—
EARNINGS PER SHARE	5	**Rmb 0.20**	Rmb 0.13

(1) **Turnover**

The Group was principally engaged in manufacture and sale of marine chemical products prior to the business and asset exchange which took place on 20th December 2000. Commencing 20th December 2000, the Group engages in sewage water processing and road and toll stations operations. On 24th September 2001, the Group expanded its operations to construction of sewage water treatment plants and Haihe Bridge project management operations. The operations of the Group subsequent to 20th December 2000 are collectively referred to thereafter as the New Business.

Analysis of the Group's turnover during the year is set out below:

	2001 Rmb'000	2000 Rmb'000
Turnover		
The New Business		
Revenue from Sewage water processing	**394,957**	11,236
Revenue from construction of sewage water plants	**86,007**	—
Toll fee income	**79,663**	2,426
Haihe Bridge project management fees	**2,580**	—
The Chemical Business		
Revenue from sale of goods	**—**	3,483,874
Income from finance management	**—**	2,407
	563,207	3,499,943

Profit attributable to shareholders	7,365	170,726	178,091

No geographical segment analysis is presented since all of the Group's operations are in the PRC.

(3) **Taxation**

No Hong Kong profits tax has been provided as the Group has no taxable profits in Hong Kong (2000: nil). PRC income tax has been charged at 33% (2000: 33%)on the assessable profits of the New Business and at 15% on the assessable profits of the Chemical Business.

	2001 Rmb'000	2000 Rmb'000
PRC income tax		
The New Business		
Company	**131,820**	3,627
The Chemical Business		
Company and subsidiaries	**—**	156
Share of taxation attributable to an associated company	**—**	699
	131,820	4,482

(4) **Dividend**

	2001 Rmb'000	2000 Rmb'000
Final, proposed of Rmb0.08 (2000: Nil) per share	**106,400**	—

At a meeting held on 28th February 2002, the directors of the Company declared a final dividend of Rmb 0.08 per share. The proposed dividend is not reflected as a dividend payable in the accounts of the Group for the year ended 31st December 2001 but will be reflected as an appropriation of retained earnings for the year ending 31st December 2002.

(5) **Earnings per share**

The calculation of earnings per share is based on the profit attributable to shareholders of Rmb 267,634,000 (2000: Rmb 178,091,000) and 1,330,000,000 shares (2000:1,330,000,000 shares) in issue during the year.

(6) **Transfer to reserves**

The Group transfers Rmb 40,146,000 (2000: Rmb 1,104,000 in respect of the New Business subsequent to 20th December 2000) to the statutory common reserve and statutory provident fund during the year, representing 10% and 5% of the net profit of the Company, in accordance with the Company's Articles of Associations.

2. **Prepared in accordance with PRC GAAP**

Balance Sheets (Audited)
As at 31st December 2001

	Group 2001 Rmb'000	Group 2000 Rmb'000	Company 2001 Rmb'000	Company 2000 Rmb'000
ASSETS				
CURRENT ASSETS				
Cash and bank balances	260,468	51,839	208,770	51,839
Accounts receivable	132,312	11,890	132,312	11,890

P.8

	Group 2001 Rmb'000	Group 2000 Rmb'000	Company 2001 Rmb'000	Company 2000 Rmb'000
Other receivables	548	433	530	433
Prepayment to suppliers	215,140	164	215,026	164
Inventories	2,514	2,854	2,514	2,854
Total current assets	610,982	67,180	559,152	67,180
LONG-TERM INVESTMENTS				
Long-term equity investments	4,000	—	21,018	—
FIXED ASSETS				
Fixed assets - cost	1,754,719	1,091,591	1,751,406	1,091,591
Less: Accumulated depreciation	(442,717)	(376,481)	(442,717)	(376,481)
Fixed assets - net book value	1,312,002	715,110	1,308,689	715,110
INTANGIBLE AND OTHER ASSETS				
Intangible assets	—	637,244	—	637,244
TOTAL ASSETS	1,926,984	1,419,534	1,888,859	1,419,534
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	209	1,139	199	1,139
Welfare payable	3,471	1,632	3,465	1,632
Dividends payable	106,400	—	106,400	—
Taxes payable	46,597	4,350	46,593	4,350
Other accruals	2,200	80	2,200	80
Other payables	157,545	4,879	157,531	4,879
Accrued expenses	4,583	800	4,583	800
Total current liabilities	321,005	12,880	320,971	12,880
LONG-TERM LIABILITIES				
Specific payables	36,200	—	—	—
TOTAL LIABILITIES	357,205	12,880	320,971	12,880
MINORITY INTERESTS	1,891	—	—	—
SHAREHOLDERS' EQUITY				
Share capital	1,330,000	1,330,000	1,330,000	1,330,000
Capital reserve fund	69,289	69,289	69,289	69,289
General reserves	41,250	1,104	41,250	1,104
Including:				
Statutory common reserve	27,500	736	27,500	736
Statutory provident fund	13,750	368	13,750	368
Undistributed profits	127,349	6,261	127,349	6,261

	Group 2001 Rmb'000	Group 2000 Rmb'000	Company 2001 Rmb'000	Company 2000 Rmb'000
Less: Non-operating expenses	(192)	(28,188)	(192)	(18)
Total profit	399,345	172,388	399,454	95,161
Less: Income tax	(131,820)	(3,784)	(131,820)	(3,627)
Minority interests	109	—	—	—
Net profit	267,634	168,604	267,634	91,534

Profit Appropriation Statements (Audited)
For the year ended 31st December 2001

	Group 2001 Rmb'000	Group 2000 Rmb'000	Company 2001 Rmb'000	Company 2000 Rmb'000
Net profit	267,634	168,604	267,634	91,534
Add: Undistributed profit/(accumulated losses) brought forward at beginning of year	6,261	(891,343)	6,261	(814,273)
	273,895	(722,739)	273,895	(722,739)
Set off of accumulated losses against general reserves	—	106,468	—	106,468
Set off of accumulated losses against capital reserve fund	—	623,636	—	623,636
Distributable profits	273,895	7,365	273,895	7,365
Less: Transfer to statutory common reserve	(26,764)	(736)	(26,764)	(736)
Transfer to statutory provident fund	(13,382)	(368)	(13,382)	(368)
Profit attributable to shareholders	233,749	6,261	233,749	6,261
Less: Dividend payable	(106,400)	—	(106,400)	—
Undistributed profits at the end of the year	127,349	6,261	127,349	6,261

Cash Flow Statements
For the year ended 31st December 2001

	Group 2001 Rmb'000	Company 2001 Rmb'000
Items		
Cash flows from operating activities		
Cash received from sale of goods [illegible]	475,564	475,564

	Group 2001 Rmb'000	Company 2001 Rmb'000
Net increase in cash and cash equivalents	208,629	156,931

Supplementary Information

	Group 2001 Rmb'000	Company 2001 Rmb'000
(i) Reconciliation of net profit to cash flows from operating activities		
Net profit	267,634	267,634
Add/(Less):		
Minority interests	(109)	—
Depreciation of fixed assets	53,294	53,294
Losses on disposal of fixed assets	188	188
Loss on investments	—	982
Decrease in inventories	340	340
Increase in operating receivables	(336,721)	(336,589)
Increase in operating payables	201,725	201,691
Net cash flows from operating activities	186,351	187,540
(ii) Net increase in cash and cash equivalents		
Cash at end of year	260,468	208,770
Less: cash at beginning of year	(51,839)	(51,839)
Net increase in cash and cash equivalents	208,629	156,931

3. **Significant Differences Between Accounts Prepared Under PRC GAAP and HK GAAP**

Differences between the accounts prepared under PRC GAAP and HK GAAP for the year ended 31st December 2001 are as follows:

	Profit distributable to shareholders Group Rmb'000	Company Rmb'000	Net asset value Group Rmb'000	Company Rmb'000
As reported under PRC GAAP	267,634	267,634	1,567,888	1,567,888
Reversal of equity accounting of the loss of the subsidiary	—	982	—	982
2001 proposed final dividend	—	—	106,400	106,400
As reported under HK GAAP	267,634	268,616	1,674,288	1,675,270

XI. SALE AND PURCHASE OR REPURCHASE OF SHARES OF

reserve	27,500	736	27,500	736
Statutory provident fund	13,750	368	13,750	368
Undistributed profits	127,349	6,261	127,349	6,261
Total shareholders' equity	1,567,888	1,406,654	1,567,888	1,406,654
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,926,984	1,419,534	1,888,859	1,419,534

Profit and Loss Accounts (Audited)
For the year ended 31st December 2001

	Group		Company	
	2001	**2000**	**2001**	**2000**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Principal operating income	595,986	3,500,738	595,986	14,457
Less: Principal operating costs	(131,649)	(2,929,959)	(131,649)	(2,151)
Business tax and surcharges	(32,779)	(23,140)	(32,779)	(795)
Profit from principal operations	431,558	547,639	431,558	11,511
Add: Profit from other operations	89	8,689	12	4,100
Less: Selling expenses	—	(33,720)	—	—
Administrative expenses	(33,623)	(376,427)	(32,385)	(44,678)
Resersal of provision against certain assets	—	254,140	—	25,126
	(33,623)	(122,287)	(32,385)	(19,552)
Financial income/(expenses)	1,196	(218,407)	1,126	(11,377)
Operating profit/(loss)	399,220	181,914	400,311	(15,318)
Add: Investment income/(loss)	—	2,353	(982)	110,497
Subsidy income	—	6,630	—	—
Non-operating income	317	9,679	317	—

Items		
Cash flows from operating activities		
Cash received from sale of goods or rendering of services	475,564	475,564
Other cash received relating to operating activities	4,277	4,126
Sub-total of cash inflows	479,841	479,690
Cash paid for goods and services	(54,942)	(54,942)
Cash paid to and on behalf of employees	(30,475)	(30,093)
Taxes paid	(121,010)	(121,010)
Other cash paid relating to operating activities	(87,063)	(86,105)
Sub-total of cash outflows	(293,490)	(292,150)
Net cash flows from operating activities	186,351	187,540
Cash flows from investing activities		
Other cash received relating to investing activities	1,208	1,208
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(13,130)	(9,817)
Other cash paid relating to investing activities	(4,000)	(22,000)
Sub-total of cash outflows	(17,130)	(31,817)
Net cash flows from investing activities	(15,922)	(30,609)
Cash flows from financing activities		
Cash received from investments by others	2,000	—
Other cash received relating to financing activities	36,200	—
Sub-total of cash inflows	38,200	—
Net cash flows from financing activities	38,200	—

dividend	—	—	106,400	106,400
As reported under HK GAAP	267,634	268,616	1,674,288	1,675,270

XI. SALE AND PURCHASE OR REPURCHASE OF SHARES OF THE COMPANY

During the year under review, the Company and its subsidiaries did not purchase, sell or repurchase any shares of the Company.

XII. CODE OF BEST PRACTICE

On 31st July 2001, the Company's Board of Directors approved the establishment of an audit committee (the "Audit Committee") to review and supervise the Company's financial reporting process and internal controls pursuant to paragraph 14 of Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") (the "Code of Best Practice"). The Audit Committee comprises the independent non-executive directors, Messrs Chan Boon Teong, Guan Weili and Li Weibin. None of the Directors is aware of any information that would reasonably indicate that the Company is not or was not, for any part of the period, in compliance with the Code of Best Practice.

XIII. PUBLICATION OF FINANCIAL INFORMATION

The Company's 2001 annual report which sets out all the information required by paragraphs 45(1) to 45(3) inclusive in Appendix 16 of the Listing Rules will be available for publication on the website of The Stock Exchange of Hong Kong Limited (*http://www.hkex.com.hk*) from the date of this announcement.

XIV. DOCUMENT AVAILABLE FOR INSPECTION

1. Financial statement which have been signed by the Company legal representative Chief Accountant and arrange in charge of the accounts department.
2. The auditors' report issued by PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. as signed with seal affixed by the certified public accountants thereof and the full text of the financial statements for the year ended 31st December 2001.
3. Original copy of all documents and announcements disclosed during the reporting period in designated newspaper as required by the China Securities Regulatory Commission.
4. Annual Reports as disclosed in other securities market.

By Order of the Board
Ma Baiyu
Chairman

PRC, Tianjin, 28th February 2002

Hong Kong iMail 4th March 2002

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

SUPPLEMENTARY ANALYSIS AND CLARIFICATIONS ON THE 2001 RESULTS ANNOUNCEMENT DATED 28TH FEBRUARY, 2002

This announcement is made further to the 2001 results announcement (the "Previous Announcement") of Tianjin Capital Environmental Protection Company Limited (the "Company") dated 28th February, 2002. At the request of the Shanghai Stock Exchange, the Company is required to disclose supplementary analysis in section IX headed "Major Events" in respect of the profit arising from the Sewage Water Processing Agreement and the Sewage Water Plants Fee Agreement and the other fees amounted to RMB77,700 paid to the auditors of the Company during the year ended 31st December, 2001.

In addition, the Previous Announcement contained two printing errors in relation to (i) the dividend declared as disclosed under note 4 of the consolidated profit and loss account (audited) prepared in accordance with HK GAAP, which should read RMB0.08 instead of RMB0.80 (such information contained in the English version of the Previous Announcement is accurate), and (ii) the amount of the proposed issue of the A Shares Convertible Bonds as disclosed in the summary box named "Business Highlights 2001", which should read "not more than RMB1.2 billion" instead of "not less than RMB1.2 billion".

Supplementary analysis

This announcement is made further to the Previous Announcement of the Company dated on 28th February, 2002. At the request of the Shanghai Stock Exchange, the Company is required to disclose the following supplementary analysis in the section IX headed "Major Events" in respect of the profit arising from the Sewage Water Processing Agreement and the Sewage Water Plants Fee Agreement and the other fees amounted to RMB77,700 (approximately HK$73,300) paid to the auditors of the Company during the year ended 31st December, 2001:

(i) *Profit arising from the Sewage Water Processing Agreement as disclosed in the paragraph numbered 3(5) of section IX headed "Major Events"*

During the period under review, the Company processed sewage water 219 million cubic meters. A sewage water processing fee of RMB418 million (approximately HK$394 million) and a net profit of RMB192 million (approximately HK$181 million) were derived from the services provided pursuant to the Sewage Water Processing Agreement for the year ended 31st December, 2001. In addition, the completed construction works of Beicang sewage treatment plant construction in progress, Xianyanglu sewage treatment plant construction in progress and Jizhuangzi sewage treatment plant construction in progress (expansion project) amounted to an aggregate amount of RMB239 million (approximately HK$225 million). As such, pursuant to the Sewage Water Plants Fee Agreement, an income of RMB91.03 million (approximately HK$85.88 million) and a net profit contribution of RMB47.07 million (approximately HK$44.41 million) were recorded for the year ended 31st December, 2001.

(ii) *Other fees of RMB77,700 paid to the auditors of the Company as disclosed in the paragraph numbered 6 of section IX headed "Major Events"*

For the year ended 31st December, 2001, the Company paid other fees of RMB77,700 (approximately HK$73,300) to the auditors of the Company, which represents a reimbursement of accommodation and traveling expenses incurred during the course of audit works carried out by the auditors of the Company in Tianjin. The directors of the Company confirm that the payment of such fees will not impair the independence of the auditors of the Company.

Clarification matters

The Previous Announcement contained two printing errors in relation to (i) the dividend declared as disclosed under note 4 of the consolidated profit and loss account (audited) prepared in accordance with HK GAAP, which should read RMB0.08 instead of RMB0.80 (such information contained in the English version of the Previous Announcement is accurate); and (ii) the amount of the proposed issue of the A Shares Convertible Bonds as disclosed in the summary box named "Business Highlights 2001", which should read "not more than RMB1.2 billion" instead of "not less than RMB1.2 billion".

Unless otherwise specified in this announcement, the translation of RMB into Hong Kong dollars is based on the exchange rate of HK$1.00 to RMB1.06 (for information only).

By Order of the Board
Tianjin Capital Environmental Protection Company Limited
Fu Yana Ip Pui Sum
Company Secretaries

Tianjin, the PRC 1st March, 2002

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF ANNUAL GENERAL MEETING AND CLASS MEETING FOR HOLDERS OF COMPANY'S DOMESTIC SHARES AND H SHARES FOR THE ISSUE OF A SHARES CONVERTIBLE BONDS OF THE COMPANY

NOTICE IS HEREBY GIVEN that the tenth Annual General Meeting ("AGM") of members and class meeting for holders of Company's Domestic shares ("Domestic Shares class meeting") and H shares, respectively ("H Shares class meeting") for the issue of A shares convertible bonds of Tianjin Capital Environmental Protection Company Limited (the "Company") will be held at 4/F., Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC") on 16th April, 2002 at 9:30 am, 11:00 am and 11:30 am, respectively for the purpose of passing the resolutions as listed below:

I. **As ordinary resolutions:**

1. To consider and approve the Annual Report of the Company for the year ended 31st December, 2001;
2. To consider and approve the Report of the Director of the Company for the year ended 31st December, 2001;
3. To consider and approve the Report of the Supervisory Committee 2001;
4. To review the Auditors' Reports as submitted by PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd., Certified Public Accountants, PRC and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong on the Financial Statements of the Company for 2001, and to consider and approve the Financial Statements of the Company, as respectively audited by the domestic and overseas certified public accountants;
5. To consider and approve the Financial Report of the Company for the year 2001 and Financial Budget for the year 2002;
6. To consider and approve the proposed distribution of profits of the Company for the year ended 31st December, 2001;
7. To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd., Certified Public Accountants, PRC and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong as the auditors of the Company for the year ending 31st December, 2002 and to authorize chairman of the board of directors of the Company to determine the terms for such appointment;
8. To consider and approve the rules governing the procedures for the shareholders' general meeting of the Company. The Rules standardise the matters to be discussed in the shareholders' general meeting, the procedures for convening extraordinary meeting and annual general meeting;
9. To consider and approve the application of Mr. Li Weibin and Mr. Guan Weili for the resignation as the independent non-executive directors, and to consider and approve the resolution concerning the nomination of Mr. Gao Zong Ze and Mr. Wang Xiang Fei for the independent directors (please refer to today's announcement for relevant details);
10. To consider and approve the 2002 development plan of the Company, and to confirm or endorse the matters that the Board implements pursuant to the development plan;
11. To consider and approve the proposed scheme of remuneration for ...

unconditionally agreed to allot by the Directors of the Company pursuant to paragraph a) (whether pursuant to the exercise of options or otherwise) shall not exceed 20% of the overseas listed foreign shares of the Company existing in issue.

d) Upon the exercise of the powers pursuant to paragraph a) above, the Directors of the Company shall

(1) comply with the PRC Company Law and the Rules governing the listing of securities of Hong Kong Stock Exchange Limited (as amended from time to time) and

(2) obtain the approval from China Securities Regulatory Commission.

e) For the purpose of this resolution:

"Relevant Period" refers to the period from the date of the passing of this resolution to the earliest of following three:

(1) twelve months after the passing of this resolution;

(2) conclusion of the forthcoming annual general meeting of the Company; and

(3) the date of the passing of a special resolution to revoke or amend the mandate as referred to in this resolution by shareholders in shareholders general meeting.

f) Subject to the approval by the relevant authorities of the PRC and pursuant to the PRC Company Law, the Directors of the Company is authorized to increase the registered capital of the Company to the required amount respectively when exercising the powers under paragraph a) above.

g) Subject to the approval by the relevant authorities of the PRC, the Board of Directors is authorized to make appropriate and necessary amendments to the Articles of Association, so as to reflect the changes in the capital of the Company that may have arisen under this mandate.

III. **Resolutions to be passed at the Class Meeting for holders of Company's H Shares**

To consider and approve the proposal on the issue of A Shares Convertible Bonds of the Company (please refer to today's announcement for relevant details).

(1) the major terms in respect of the proposal on the issue of A Shares Convertible Bonds including but not limited to the issue size, arrangement for placing to the Company's existing shareholders, use of proceeds, conversion price, the adjustment principle and the amendment to the conversion price;

(2) the feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds;

(3) the report on the use of proceeds from the previous fund raising exercise (note 7);

(4) authorizing the board of directors of the Company with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof.

4. Shareholders or proxies who intend to attend the AGM and/or the Domestic Shares class meeting and/or the H Shares class meeting are asked to send the reply slip for attendance duly completed and signed to the Secretarial Office on or before 26th March, 2001 in person, by post or by fax. Please use the Proxy Form or its duplicate in writing.
5. Shareholders or their proxies shall present proofs of their identities upon attending the AGM and/or the Domestic Shares class meeting and/or the H Shares class meeting. Should a proxy be appointed, the proxy shall also present the Proxy Form.
6. The AGM and the Domestic Shares class meeting and the H Shares class meeting are expected to last for about half a day. The shareholders and proxies attending the AGM and/or the Domestic Shares class meeting and/or the H Shares class meeting shall be responsible for their own travelling and accommodation expenses.
7. After the asset restructuring, which was approved by the shareholders of the Company in the extraordinary meeting held on 20th December, 2000, all the existing assets of the Company are not related to the funds raised previously and the use of such funds is not relevant to the existing operation of the Company. As such, the PRC accountants of the Company are unable to produce a report on the use of funds raised previously.

Annex 1
Proposal for the amendment of the articles of association

In accordance with the relevant requirements of the governance of listed companies published and enacted by the China Securities Regulatory Commission and the State Economic and Trade Commission jointly on 7th January 2002, the Company proposes to amend and supplement the relevant sections of the Articles of Association, so as to further govern its operation and to enhance the corporate governance of the enterprises legal person, and to reflect the content of the Guidance Opinion for the establishment of the system of independent directors of the Listed Companies.

It is hereby proposed to amend Article 6 of the Articles of Association as follows:

Original: Since the date the Company is established, the original articles of association of the Company become effective. The original articles of association will lapse when the new articles of association become effective subject to the passing of a special resolution in the extraordinary general meeting and the approval by the State Economic and Trade Commission.

From the date the Articles of Association become effective, the Articles of Association become a legally binding document governing the organization and action of the company, rights and obligations between the company and its shareholders, and amongst the shareholders.

Proposed amendment: Since the date the Company is established, the original articles of association of the Company become effective. The original articles of association will lapse when the new articles of association become effective subject to the passing of a special resolution in the shareholders' general meeting and the approval by the State Economic and Trade Commission

such appointment;

8. To consider and approve the rules governing the procedures for the shareholders' general meeting of the Company. The Rules standardise the matters to be discussed in the shareholders' general meeting, the procedures for convening extraordinary meeting and annual general meeting;

9. To consider and approve the application of Mr. Li Weibin and Mr. Guan Weili for the resignation as the independent non-executive directors, and to consider and approve the resolution concerning the nomination of Mr. Gao Zong Ze and Mr. Wang Xiang Fei for the independent directors (please refer to today's announcement for relevant details);

10. To consider and approve the 2002 development plan of the Company, and to confirm or endorse the matters that the Board implements pursuant to the development plan;

11. To consider and approve the proposed scheme of remuneration for the directors;

II. **As special resolutions:**

1. To consider and approve the amendment of the Articles of Association of the Company (Annex 1).

2. To consider and approve of the proposal on the issue of A Shares Convertible Bonds of the Company (please refer to today's announcement for relevant details):

   (1) the major terms in respect of the proposal on the issue of A Shares Convertible Bonds including but not limited to the issue size, the arrangement for placing to the Company's existing shareholders, use of proceeds, conversion price, the adjustment principle and the amendment to the conversion price;

   (2) the feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds;

   (3) the report on the use of proceeds from the previous fund raising exercise (note 7);

   (4) authorizing the board of directors of the Company with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof;

   (5) the validity period for the issue of A Shares Convertible Bonds;

3. To consider and approve the proposal to grant the mandate to the Board to allot and issue new Shares not exceeding 20% of existing H shares issued and outstanding (H Shares):

   a) Subject to paragraphs c) and d), and pursuant to the Rules governing the listing of securities of Hong Kong Stock Exchange Limited (as amended from time to time) and the Company Law of the People's Republic of China ("PRC"), the Directors of the Company are authorized to exercise all the rights of the Company, to allot and issue new Shares individually and collectively during the Relevant Period is generally and unconditionally approved, and the terms and conditions for the Directors to exercise their authority to determine the allotment and issue of new Shares include, inter alia:

      (1) the number of new Shares to be issued;

      (2) the Issue Price of the new Shares;

      (3) the date for the commencement and closing of the issue;

      (4) the number of new Shares to be issued to the existing shareholders; and

      (5) to make or grant offer proposals, agreements and options as may be necessary in the exercise of such powers.

   b) To make or grant offer proposals, agreements and options to the Directors of the Company as required or may be required in the exercise of such powers during the Relevant Period as referred to in paragraph a) or after the expiry of the Relevant Period.

   c) The total nominal amount of overseas listed foreign shares (other than those issued under the PRC Company Law and the Articles of Association of the Company (the "Articles of Association") by the capitalisation of the statutory public welfare funds) agreed to allot or conditionally or

Company's H Shares

To consider and approve the proposal on the issue of A Shares Convertible Bonds of the Company (please refer to today's announcement for relevant details).

(1) the major terms in respect of the proposal on the issue of A Shares Convertible Bonds including but not limited to the issue size, arrangement for placing to the Company's existing shareholders, use of proceeds, conversion price, the adjustment principle and the amendment to the conversion price;

(2) the feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds;

(3) the report on the use of proceeds from the previous fund raising exercise (note 7);

(4) authorizing the board of directors of the Company with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof;

(5) the validity period for the issue of A Shares Convertible Bonds;

IV. **Resolutions to be passed at the class meeting for holders of Company's Domestic Shares**

To consider and approve the proposal on the issue of A Shares Convertible Bonds of the Company (please refer to today's announcement for relevant details).

(1) the major terms in respect of the proposal on the issue of A Shares Convertible Bonds including but not limited to the issue size, arrangement for placing to the Company's existing shareholders, use of proceeds, conversion price, the adjustment principle and the amendment to the conversion price;

(2) the feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds;

(3) the report on the use of proceeds from the previous fund raising exercise (note 7);

(4) authorizing the board of directors of the Company with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof;

(5) the validity period for the issue of A Shares Convertible Bonds;

V. **Other business**

By order of the Board
Fu Yana Ip Pui Sum
Company Secretaries

Tianjin, the PRC

28th February, 2002

Legal address of the Company: No. 18 Jinlong Apartment
Shuishang Park North Road
Nankai District
Tianjin, The PRC

Telephone: (8622)-23523036

Facsimile: (8622)-23523100

Notes:

1. The register of members of the Company's H Shares will be closed from 15th March, 2002 to 16th April, 2002, both days inclusive, for the purpose of determining a Shareholder's List for the AGM and the H Shares class meeting. The last lodgement for share transfer must be made on 14th March, 2002 at Hong Kong Registrars Limited by or before 4:00 pm;

2. Each Shareholder having the rights to attend and vote at the AGM and/or the Domestic Shares class meeting and/or the H Shares class meeting is entitled to appoint one or more proxies (whether a Shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one Shareholder, such proxy shall only exercise his voting rights on a poll.

3. Shareholders can appoint a proxy by an instrument in writing (i.e. by using the Proxy Form enclosed). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorisation must be delivered to the above legal address of the Company in not less than 24 hours before the time scheduled for the holding of the AGM and/or the Domestic Shares class meeting and/or the H Shares class meeting.

The original articles of association will lapse when the new articles of association become effective subject to the passing of a special resolution in the extraordinary general meeting and the approval by the State Economic and Trade Commission.

From the date the Articles of Association become effective, the Articles of Association become a legally binding document governing the organization and action of the company, rights and obligations between the company and its shareholders, and amongst the shareholders.

Proposed amendment: Since the date the Company is established, the original articles of association of the Company become effective. The original articles of association will lapse when the new articles of association become effective subject to the passing of a special resolution in the shareholders' general meeting and the approval by the State Economic and Trade Commission.

From the date the Articles of Association become effective, the Articles of Association become a legally binding document governing the organization and action of the company, rights and obligations between the company and its shareholders, and amongst the shareholders.

It is hereby proposed to amend Article 65 of the Articles of Association as follows:

Original: A shareholder (including proxy) when voting at a shareholders' general meeting may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

Proposed amendment: A shareholder (including proxy) when voting at a shareholders' general meeting may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

When there is any shareholder that holds 30% or more in the Company, the election of two or more directors in the shareholders' general meeting will adopt accumulative voting system.

Accumulative voting system shall mean every share of the shareholder carry votes that equal to the total number of directors to be elected. The shareholder can vote for one director, or to vote for various directors. The number of votes will determine which director to be elected.

It is hereby proposed to add a new Chapter 11 - Independent Non-executive Directors to the Articles of Association as follows:

Article 101 The independent directors shall perform fiduciary duties and diligence to the Company and all shareholders. The independent directors shall perform its duties in a serious manner, and to protect the overall benefits of the Company in accordance with the laws, regulations, constitution and Articles of Association. In particular, concern will be made as to the protection for the legal rights of the significant and minority shareholders. The independent directors shall perform his duties independently and not being influenced by the major shareholders, beneficial controlling parties or other units or individuals with interests in the Company. The independent directors shall ensure that he has adequate time and effort devoted to perform his duties as an independent director.

Article 102 The independent director does not have a position in the company apart from being a director. There is no relation between the company and its major shareholders and the independent director that will prevent the independent director forming an independent and objective judgment. If the independent director fails to satisfy the criteria for his independence, or there is any event occurred as a result of which it is not appropriate for the independent director to perform his duties, there is not enough independent directors for the company, the company shall reappoint adequate number of independent directors.

NOTICES

Article 103 The independent director shall enjoy independence in the company. The following parties shall not be appointed as an independent director:

(I) the staff and his immediate family members and major social associates (immediate family members shall mean spouse, parents, children; major social associates shall mean brothers and sisters, father and mother in law, son and daughter in law, spouses of brothers and sisters, and brothers and sisters of spouses) that are employed by the Company and its subsidiaries;

(II) the natural person shareholders and his immediate family members directly and indirectly hold 1% or above of the issued share capital of the Company;

(III) the staff and his immediate family member that are employed in the units of shareholders which directly and indirectly hold 5% or above of the issued share capital of the Company or the top five shareholders of the Company;

(IV) any party that fall into the conditions as described in the three paragraphs above;

(V) the professionals that provide financial, legal, management consultancy and technical consultancy services to the Company or its subsidiaries;

(VI) other parties as provided in the articles of association;

(VII) other parties as endorsed by the China Securities Regulatory Commission.

Article 104 The independent director shall be eligible as to:

(I) be the director of listed companies pursuant to the laws, administrative regulations and other relevant requirements;

(II) satisfy the criteria of independence as mentioned above;

(III) having basic knowledge on the operation of the Company, and familiar with the relevant laws, administrative regulations, constitutions and rules;

(IV) have five or more years of experience in law, economics or the working experience necessary to the performance of his duties as a director;

(V) other conditions as provided in the Articles of Association.

Article 105 The nomination, election and the change of independent directors shall be conducted pursuant to and governed by the laws.

(I) The Company's Board of Directors, Supervisory Committee, shareholder individually or joint holding 1% or more of the issued shares of the company may nominate proposed independent director, subject to the election in the shareholders' general meeting.

(II) The nominator shall seek the consent of the party being nominated before nominating the same as the independent director. The nominator shall thoroughly understand the profession, academic qualification, title, career history and all part-time positions of the party being nominated, and issue an opinion as to the qualification and the independence of the independent directors. The party being nominated shall publish a declaration to the public concerning that there is no relation between the company and its major shareholders and the ...

If the resignation of the independent director lead to the number of independent directors to the total number of the Board of Directors falling below the minimum requirement as provided in relevant constitutional provisions, the resignation report of such independent director shall become effective on the date the appointment of the succeeding independent director becomes effective.

Article 106 Apart from the authorities as granted to the directors pursuant to the Company Law and other relevant laws and regulations, the Company shall confer the following special authority to the independent director:

(I) Substantial connected transaction (shall mean the amount for the connected transaction propose to be entered into between the Company and the connected party exceeds 3,000,000 or 5% of the audited net assets of the Company) shall be presented to the Board of Directors for discussion after being endorsed by the independent directors;

Before the independent directors arrive at a conclusion, they may engage intermediaries to provide report by the independent financial advisers as the basis of their conclusion.

(II) To propose to the Board of Directors regarding the appointment or removal of registered accountant;

(III) To propose to the Board of Directors for convening the extraordinary general meeting;

(IV) To engage for external auditor and consulting firm independently;

(V) To solicit votes from the shareholders in the public before the shareholders' general meeting is convened;

The exercise of authorities by the independent directors shall obtain the consent of more than half of all the independent directors. In the event that the proposals as mentioned above were not adopted, or the authorities were not capable to exercise in its usual manner, the Company shall disclose the details accordingly.

In the event that the Company's Board of Directors has established remuneration committee, audit committee and nomination committee, the independent director shall represent half of the members in such committees.

Article 107 Apart from performing the aforesaid duties the independent directors shall issue its independent opinion to the Board of Directors or the shareholders' general meeting:

(I) the nomination, appointment and removal of directors;

(II) the appointment and removal of senior officers;

(III) remuneration of the directors and senior officers of the Company;

(IV) amounts due to or from the shareholders, beneficial controlling party of the Company and its associates exceeding 3,000,000 or 5% of the last audited net asset of the Company that is existing or created recently, and whether the Company adopts any measures for the collection of the amounts due;

(V) matters that the independent directors consider to be detrimental to the interest of the minority shareholders;

(VI) other matters provided in the articles of association.

The independent directors shall issue their opinion for the aforesaid matters as to whether they agree, agree with ...

In addition to the rules and regulations of the PRC and the articles of association of the Company governing the responsibilities of the independent directors, the independent directors must also comply with the Rules governing the Listing of securities on the Stock Exchange of Hong Kong Limited.

Other sections and articles shall be renumbered accordingly.

The aforesaid proposals were discussed by the Board of Directors and will present to the 10th shareholders' general meeting for consideration. The chairman of the Board/directors/Board of Directors is hereby authorized to complete the procedures for the changes accordingly.

Tianjin Capital Environmental Protection Company Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Annual General Meeting

REPLY SLIP

To: Tianjin Capital Environmental Protection Company Limited (the "Company")

I/We[1] ______________________

of ______________________

(as shown in the register of members) being the registered holder(s)

of[2] ______________ H shares of Rmb1.00 each in the capital of the Company, hereby inform the Company that I / We intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at 4/F., Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the PRC on 16th April, 2002.

Date: ____________ 2002 Signature(s): ____________

Note:

1. Please insert full name(s) and address(es) (as shown in the register of members) in block capital(s).
2. Please insert the number and class of shares registered in your name(s).
3. In order to be valid, this completed and signed reply slip shall be delivered to the Company of legal address at No. 18 Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the PRC on or before 26th March, 2002. This reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

Tianjin Capital Environmental Protection Company Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Class Meeting for holders of Company's Domestic shares

REPLY SLIP

To: Tianjin Capital Environmental Protection Company Limited (the "Company")

I/We[1] ______________________

of ______________________

(as shown in the register of members) being the registered Shares holder(s)

of[2] ______________ Domestic shares of Rmb1.00 each in ...

(I) The Company's Board of Directors, Supervisory Committee, shareholder individually or joint holding 1% or more of the issued shares of the company may nominate proposed independent director, subject to the election in the shareholders' general meeting.

(II) The nominator shall seek the consent of the party being nominated before nominating the same as the independent director. The nominator shall thoroughly understand the profession, academic qualification, title, career history and all part-time positions of the party being nominated, and issue an opinion as to the qualification and the independence of the independent directors. The party being nominated shall publish a declaration to the public concerning that there is no relation between the company and its major shareholders and the independent director that will prevent the independent director forming an independent and objective judgment.

Before the shareholders' general meeting for the election of independent directors is convened, the Company's Board of Directors shall publish the content above pursuant to the relevant provisions.

(III) Before the shareholders' general meeting for the election of independent directors is convened, the Company shall deliver the relevant information of all the parties being nominated to China Securities Regulatory Commission, the local offices of the China Securities Regulatory Commission at the place of business of the Company and the stock exchange where the Company's shares are listed. If there is any dispute arising from the Company's Board of Directors as to the party being nominated, such opinion of the Board of Directors shall also be delivered in writing accordingly.

If China Securities Regulatory Commission disagree with the party being nominated, he will only become the proposed director but not the proposed independent director.

When the shareholders' general meeting is convened to elect the independent directors, the Company's Board of Directors shall explain whether China Securities Regulatory Commission disagree with the proposed independent director or not.

(IV) The term of each independent director shall be the same as that of other directors of the company. The independent director is eligible for re-election subject to the occupation of office for a maximum of six years.

(V) If any independent director fails to attend the meeting of the Board of Directors in person for three consecutive times, the Board of Directors may request the shareholders' general meeting to remove him accordingly.

Save as the aforesaid condition, and the conditions as provided in the Company Law concerning disqualifications of directors, independent directors shall not be removed from office without any reason before the expiration of his term. In the event that the independent director is removed before the expiration of his term, the Company shall disclose the details accordingly as a special item. The independent director may publish a declaration to the public if he considers that the reason for his removal is not sound.

(VI) The independent directors may resign before the expiration of his term. The resigned independent director shall submit the written report on his resignation to the Board of Directors, and explain in details any matter that shall be noted by the shareholders and creditors of the Company that is related to his resignation.

(III) remuneration of the directors and senior officers of the Company;

(IV) amounts due to or from the shareholders, beneficial controlling party of the Company and its associates exceeding 3,000,000 or 5% of the last audited net asset of the Company that is existing or created recently, and whether the Company adopts any measures for the collection of the amounts due;

(V) matters that the independent directors consider to be detrimental to the interest of the minority shareholders;

(VI) other matters provided in the articles of association.

The independent directors shall issue their opinion for the aforesaid matters as to whether they agree, agree with qualified opinion and their reasons, disagree and their reasons, not able to form an opinion and the reasons thereof.

If the relevant matters are discloseable, the Company shall publish the opinion of the independent directors. If there is no consensus among the independent directors, the Board of Directors shall separately state the opinion of each of the independent director.

Article 108 The Company shall ensure that the independent directors are entitled to the right of information as other directors have. For matters to be decided by the Board of Directors, the Company shall inform the independent directors and provide adequate information in advance pursuant to the statutory time frame. If the independent directors consider that the information is not sufficient, they may require supplementary information. If two or more independent directors consider that information is not sufficient or the evidence is not certain as to arriving at a conclusion, they may request the Board of Directors jointly in writing to postpone the date for convening the meeting for the Board of Director or to consider the matter at a later date. The Board of Directors shall adopt accordingly.

The Company and the independent directors shall keep the information provided by the Company to the independent directors for a period of at least five years.

Article 109 The Company shall provide to the independent directors the working condition necessary to the performance of their duties. The secretary to the Board of the Company shall actively provide assistance to the independent directors, such as briefings and information. When an announcement shall be made regarding the independent opinion, proposal and statement in writing issued by the independent directors, the Secretary to the Board shall prepare the announcement and submit to the stock exchange accordingly.

When the independent directors exercises his authority, the officers of the Company shall assist and shall not reject, obstruct or conceal any matter that will prevent him to exercise his authority.

Article 110 The cost of engaging intermediaries and other costs incurred during the course of performing his duties by the independent director shall be assumed by the company.

The Company shall grant an appropriate sum to the independent directors as allowance. The standard of the allowance shall be set by the Board of Directors and approved by the shareholders' general meeting. Such allowance will also be disclosed in the annual report.

Apart from the allowance as mentioned above, the independent directors shall not obtain additional benefits from the Company and its major shareholders or organizations and officers with interests in the Company that is not disclosed.

The listed company may establish independent directors liability insurance system, if necessary, so as to minimize the risk incurred by the independent directors when performing their duties.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Class Meeting for holders of Company's Domestic shares

REPLY SLIP

To: Tianjin Capital Environmental Protection Company Limited (the "Company")

I/We[1] ______________________

of ______________________

(as shown in the register of members) being the registered Shares holder(s) of[2] ______________ Domestic shares of Rmb1.00 each in the capital of the Company, hereby inform the Company that I / We intend to attend (in person or by proxy) the Domestic Shares Class General Meeting of the Company to be held at 4/F., Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the PRC on 16th April, 2002.

Date: ______________ 2002 Signature(s): ______________

Note:

1. Please insert full name(s) and address(es) (as shown in the register of members) in block capital(s).
2. Please insert the number and class of shares registered in your name(s).
3. In order to be valid, this completed and signed reply slip shall be delivered to the Company of legal address at No. 18 Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the PRC on or before 26th March, 2002. This reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

Tianjin Capital Environmental Protection Company Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Class Meeting of holders of Company's H shares

REPLY SLIP

To: Tianjin Capital Environmental Protection Company Limited (the "Company")

I/We[1] ______________________

of ______________________

(as shown in the register of members) being the registered Shares holder(s) of[2] ______________ H shares

of Rmb1.00 each in the capital of the Company, hereby inform the Company that I / We intend to attend (in person or by proxy) the H Shares Class General Meeting of the Company to be held at 4/F., Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the PRC on 16th April, 2002.

Date: ______________ 2002 Signature(s): ______________

Note:

1. Please insert full name(s) and address(es) (as shown in the register of members) in block capital(s).
2. Please insert the number and class of shares registered in your name(s).
3. In order to be valid, this completed and signed reply slip shall be delivered to the Company of legal address at No. 18 Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the PRC on or before 26th March, 2002. This reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

NOTICES

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSED APPLICATION FOR THE ISSUE OF NOT MORE THAN RMB1,200,000,000 A SHARES CONVERTIBLE BONDS IN THE PEOPLE'S REPUBLIC OF CHINA

PRC Adviser

China Securities Co., Ltd

International Adviser

BNP PARIBAS PEREGRINE

The Company intends to apply to the relevant PRC authorities for the issue of not more than RMB1.2 billion (approximately HK$1.13 billion) A Shares Convertible Bonds to institutional and public investors in the PRC and the listing of such A Shares Convertible Bonds on the Shanghai Stock Exchange in the PRC.

Save as disclose herein, the Directors confirm that they are not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

The Company intends to apply to the relevant PRC authorities for the issue of not more than RMB1.2 billion (approximately HK$1.13 billion) A Shares Convertible Bonds, on a fully underwritten basis, to institutional and public investors in the PRC and such A Shares Convertible Bonds are proposed to be listed on the Shanghai Stock Exchange.

PRINCIPAL TERMS OF THE A SHARES CONVERTIBLE BONDS

The proposed terms of the A Shares Convertible Bonds will comprise the following:

1. **Principal Amount**

   Not more than RMB1.2 billion (approximately HK$1.13 billion). The actual amount of the issue of A Shares Convertible Bonds will be fixed upon the Company obtaining the approval from the CSRC which is expected to be obtained in September 2002.

2. **Target subscribers**

   All natural persons and legal person investors (except those restricted by the PRC laws and regulations) that have A Shares stock trading accounts with the Shanghai Stock Exchange.

3. **Interest**

   1.12% per annum, subject to adjustment which is equivalent to 40% of the 5-year fixed deposit rate made by the People's Bank of China, on the principal amount of the A Shares Convertible Bonds, payable annually in arrears. The adjustment will be made once there is a change in the 5-year fixed deposit rate made by the People's Bank of China.

4. **Maturity**

   5 years from the date of issue of the A Shares Convertible Bonds which is expected to be matured in September 2002.

5. **Denomination**

   RMB100 (about HK$94.3) each.

6. **Conversion Price**

   The initial Conversion Price will be determined with reference to 5% to 15% premium over the average closing price of A Shares traded on the Shanghai Stock Exchange for 30 trading days immediately preceding the date of the despatch of the prospectus of the A Shares Convertible Bonds, which is expected to be available in September 2002, but subject to the date of obtaining the approval from the CSRC. The Conversion Price will also [illegible]

(2) the CSRC having given all necessary approvals and consents for the Company to issue A Shares Convertible Bonds; and

(3) the entering into the underwriting agreement with the PRC underwriter.

AMENDMENTS OF THE ARTICLES OF ASSOCIATION

As a result of the proposed issue of the A Shares Convertible Bonds, the issue of any A Shares upon conversion of the A Shares Convertible Bonds, the Articles of Association will have to be amended to reflect the increase of the registered capital of the Company to comprise the existing shares in issue and such new A Shares to be issued. It is now proposed that, at the AGM and the Class Meetings, a general authorisation be given by the Shareholders of the Company to the board of Directors to make appropriate and necessary amendments to the relevant provisions of the Articles of Association as they think fit to reflect such alterations in the registered share capital and shareholding structure of the Company upon conversion of the A Shares Convertible Bonds.

USE OF PROCEEDS AND REASONS FOR THE ISSUE OF THE A SHARES CONVERTIBLE BONDS

The net proceeds from the issue of A Shares Convertible Bonds are presently intended to apply for the construction of Xianyanglu Plant; Beicang Plant and the expansion part of Jizhuangzi Expansion Plant. Should the net proceeds together with the loans of about HK$1,366 million to be obtained from the three banks, which are independent of any of the directors, chief executive or substantial shareholders of the Company or any of their associates, as disclosed in the Company's circular dated 17th October, 2001 exceed the capital requirement of about HK$2,411 million for the construction of the three plants, the balance will be applied as the additional working capital of the Company. For details of the three plants, please refer to the Company's circular dated 17th October, 2001.

The Directors believe that the A Shares Convertible Bonds represent an attractive financing option for the Company taking into account the terms (including the conversion price and the interest rate) of the A Shares Convertible Bonds. The Directors also believe that the issue of the A Shares Convertible Bonds to finance the above projects will have a less immediate dilution effect on the Company's earnings and net asset per Share and the conversion of the A Shares Convertible Bonds will strengthen the Company's capital base. Accordingly, the Directors consider that the terms of the A Shares Convertible Bonds are fair and reasonable so far as the Shareholders are concerned and are in the interest of the Company.

The proposed issue of the A Shares Convertible Bonds will not affect the rights Articles of Association of the Company upon conversion of the A Shares Convertible Bonds. No Shareholders will be required to abstain from voting in the AGM and the Class Meetings. It should be noted that the A Shares Convertible Bonds, upon the approval from the shareholders of the Company at the AGM and the Class Meetings is still subject to the approval of the CSRC and approval of the Shanghai Stock Exchange to the listing and trading in the A Shares Convertible Bonds on the Shanghai Stock Exchange. If for any reasons the A Shares Convertible Bonds are not issued within one year after the date of the approval obtained in the AGM and the Class Meetings, the approval given by the Shareholders on issue of the A Shares Convertible Bonds will automatically lapse.

GENERAL

Save as disclose herein, the Directors confirm that they are not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature. Further announcement will be made upon the exact amount of the A Shares Convertible Bonds and the Conversion Price are fixed. The Directors confirm that, upon the issue of the A Shares Convertible Bonds, the Company will comply with Rule 19A.14(2)(a) of the Listing Rules at all time.

China Securities has been appointed by the Company to act as the PRC adviser and BNP Paribas Peregrine has been appointed by the Company to act as the international adviser in respect of the issue of the A Shares Convertible Bonds.

DEFINITIONS

As used in this announcement, the following words and phrases have the same meanings assigned:

"AGM"	an annual general meeting of the Company to be held on 16th April, 2002
"A Share(s)"	Renminbi-denominated domestic listing shares of nominal value of RMB1.00 each in the ordinary share capital of the Company which are listed on the Shanghai Stock Exchange
"A Shares Convertible Bonds"	A Shares convertible bonds in the principal amount of not more than RMB1.2 billion (about HK$1.13 billion) with interest of 1.12% per annum to be due in 2007 proposed to be issued by the Company
"Beicang Plant"	the Beicang sewage treatment plant (北倉污水處理廠)
"BNP Paribas Peregrine"	BNP Paribas Peregrine Capital Limited acting as the international adviser of the issue of the A Shares Convertible Bonds, an investment adviser registered under the Securities Ordinance, Chapter 333 of the Laws of Hong Kong

principal amount of the A Shares Convertible Bonds, payable annually in arrears. The adjustment will be made once there is a change in the 5-year fixed deposit rate made by the People's Bank of China.

4. **Maturity**

   5 years from the date of issue of the A Shares Convertible Bonds which is expected to be matured in September 2002.

5. **Denomination**

   RMB100 (about HK$94.3) each.

6. **Conversion Price**

   The initial Conversion Price will be determined with reference to 5% to 15% premium over the average closing price of A Shares traded on the Shanghai Stock Exchange for 30 trading days immediately preceding the date of the despatch of the prospectus of the A Shares Convertible Bonds, which is expected to be available in September 2002, but subject to the date of obtaining the approval from the CSRC. The Conversion Price will also be subject to adjustments for, among other things, subdivision or consolidation of Shares, bonus issues, rights issues and other dilutive events. During the conversion period of the A Shares Convertible Bonds, the average closing price of the A Shares traded on the Shanghai Stock Exchange for a period of 20 consecutive trading days is below 80% of the then conversion price, the Directors are authorised to reduce the then conversion price by up to 20%. Such conversion price adjustment can only be made once every 12 months. Shareholders' approval will be required for any conversion price adjustment of over 20%. A Shares issued on conversion will rank pari passu in all respects with the A Shares then in issue on the relevant conversion date.

7. **Conversion Rights**

   A Shares Convertible Bonds holders may convert the A Shares Convertible Bonds into the number of A Shares, as determined by dividing the principal amount of the A Shares Convertible Bonds by the Conversion Price provided that a minimum amount of RMB1,000 (approximately HK$943.4) of the A Shares Convertible Bonds and an integral multiple thereof has to be converted at any time.

8. **Conversion period**

   12 months after the completion of the issue of A Shares Convertible Bonds up to the maturity date of the A Shares Convertible Bonds.

9. **Redemption by the Company**

   Unless previously redeemed, converted or cancelled, the Company will redeem each of the A Shares Convertible Bonds on the maturity date at the principal amount of the A Shares Convertible Bonds in whole with all accrued interest.

   During the conversion period of the A Shares Convertible Bonds, in the event that the average closing price of A Shares traded on the Shanghai Stock Exchange for a period of 30 consecutive trading days is not less than 130%. of the Conversion Price, the Company may redeem wholly or partly the A Shares Convertible Bonds at the price of 102% of the principal amount of the A Shares Convertible Bonds with all accrued interest. Such redemption right can only be exercised once every financial year and made in the first time of the above event occurs in any financial year during the conversion period.

   During the conversion period of the A Shares Convertible Bonds, in the event that the average closing price of A Shares traded on the Shanghai Stock Exchange for a period of 30 consecutive trading days is below 70% of the Conversion Price, the A Shares Convertible Bonds holders may request the Company to redeem the A Shares Convertible Bonds at a price of 102%, 103%, 104% and 105% of the principal amount of the A Shares Convertible Bonds with all accrued interest after the expiry of one year, two years, three years and four years, respectively, of the issue of the A Shares Convertible Bonds. Such redemption right can only be exercised once every financial year and made in the first time of the above event occurs in any financial year during the conversion period.

CONDITIONS PRECEDENTS

The issue of the A Shares Convertible Bonds will be conditional upon, inter alia, the fulfillment of the following conditions:

(1) the approval of the issue and the principal terms of the issue of the A Shares Convertible Bonds and the authorisation granted to the board of Directors to implement all related matters in respect of, among other things, timing of the issue, fixing of the Conversion Price, executing relevant agreements and making appropriate and necessary amendments to the relevant provisions of the Articles of Association of the Company upon conversion of the A Shares Convertible Bonds by the Shareholders at an AGM and the Class Meetings to be convened by the Company;

banks, which are independent of any of the directors, chief executive or substantial shareholders of the Company or any of their associates, as disclosed in the Company's circular dated 17th October, 2001 exceed the capital requirement of about HK$2,411 million for the construction of the three plants, the balance will be applied as the additional working capital of the Company. For details of the three plants, please refer to the Company's circular dated 17th October, 2001.

The Directors believe that the A Shares Convertible Bonds represent an attractive financing option for the Company taking into account the terms (including the conversion price and the interest rate) of the A Shares Convertible Bonds. The Directors also believe that the issue of the A Shares Convertible Bonds to finance the above projects will have a less immediate dilution effect on the Company's earnings and net asset per Share and the conversion of the A Shares Convertible Bonds will strengthen the Company's capital base. Accordingly, the Directors consider that the terms of the A Shares Convertible Bonds are fair and reasonable so far as the Shareholders are concerned and are in the interest of the Company.

The proposed issue of the A Shares Convertible Bonds will not affect the rights of the holders of H Shares of the Company and other shareholders of the Company provided in the Articles of Association of the Company. The Directors believe that TMICL, the controlling shareholder of the Company at present holding approximately 63.09% of the shares of the Company, will remain as the controlling shareholder of the Company following the issue and the conversion of the A Shares Convertible Bonds.

CHANGES IN SHAREHOLDING STRUCTURE UPON FULL CONVERSION OF THE A SHARES CONVERTIBLE BONDS

The following table shows the changes in shareholding structure of the Company upon full conversion of the A Shares Convertible Bonds assuming the total amount of the A Shares Convertible Bonds to be issued is RMB1.2 billion and the Conversion Prices are RMB9.29 and RMB10.18, being 5% and 15%, respectively, premium over the closing price of RMB8.85 traded on the Shanghai Stock Exchange on 27th February 2002.

Based on the Conversion Price of RMB9.29:

Shareholders	Existing shareholding ('000 shares)	%	Number of shares to be issued ('000 shares)	Shareholding after conversion ('000 shares)	%
TMICL	839,020	63.09	—	839,020	57.50
Legal person shares	38,485	2.89	—	38,485	2.64
A Shares	112,495	8.46	129,171	241,666	16.56
H Shares	340,000	25.56	—	340,000	23.30
Total	1,330,000	100.00	129,171	1,459,171	100.00

Based on the Conversion Price of RMB10.18:

Shareholders	Existing shareholding ('000 shares)	%	Number of shares to be issued ('000 shares)	Shareholding after conversion ('000 shares)	%
TMICL	839,020	63.09	—	839,020	57.95
Legal person shares	38,485	2.89	—	38,485	2.66
A Shares	112,495	8.46	117,878	230,373	15.91
H Shares	340,000	25.56	—	340,000	23.48
Total	1,330,000	100.00	117,878	1,447,878	100.00

AGM & CLASS MEETINGS

The AGM will be held on 16th April, 2002 at which special resolutions will be proposed to consider and, if thought fit, to approve, inter alia, the issue and the principal terms of the A Shares Convertible Bonds and to grant authorisation to the board of Directors to implement all related matters in respect of, among other things, timing of the issue, fixing of the Conversion Price, executing relevant agreements and making appropriate and necessary amendments to the relevant provisions of the Articles of Association of the Company upon conversion of the A Shares Convertible Bonds. Subsequent to the AGM and the Class Meetings, at which special resolutions will be prepared to consider and, if thought fit, to approve, inter alia, the issue and the principal terms of the A Shares Convertible Bonds and to grant authorisation to the board of Directors to implement all related matters in respect of, among other things, timing of the issue, fixing of the Conversion Price, executing relevant agreements and making appropriate and necessary amendments to the relevant provisions of the

DEFINITIONS

As used in this announcement, the following words and phrases have the same meanings assigned:

"AGM"	an annual general meeting of the Company to be held on 16th April, 2002
"A Share(s)"	Renminbi-denominated domestic listing shares of nominal value of RMB1.00 each in the ordinary share capital of the Company which are listed on the Shanghai Stock Exchange
"A Shares Convertible Bonds"	A Shares convertible bonds in the principal amount of not more than RMB1.2 billion (about HK$1.13 billion) with interest of 1.12% per annum to be due in 2007 proposed to be issued by the Company
"Beicang Plant"	the Beicang sewage treatment plant (北倉污水處理廠)
"BNP Paribas Peregrine"	BNP Paribas Peregrine Capital Limited acting as the international adviser of the issue of the A Shares Convertible Bonds, an investment adviser registered under the Securities Ordinance, Chapter 333 of the Laws of Hong Kong
"China Securities"	China Securities Co., Ltd. (華夏証券有限公司) acting as the PRC adviser for the issue of the A Shares Convertible Bonds
"Class Meetings"	the class meetings for holders of the Company's domestic shares and H shares to be held on 16th April, 2002, respectively
"Conversion Price"	the conversion price of the A Shares Convertible Bonds. The conversion price will also be subject to adjustments for, among other things, subdivision or consolidation of Shares, bonus issues, rights issues and other dilutive events.
"Company"	Tianjin Capital Environmental Protection Company Limited, a joint stock limited company established in the PRC whose A shares and H shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange respectively
"CSRC"	China Securities Regulatory Commission (中國証券監督管理委員會)
"Director(s)"	director(s) of the Company
"Domestic Share(s)"	Renminbi-denominated domestic shares of nominal value of RMB1.00 each in the ordinary share capital of the Company
"H Share(s)"	overseas listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	the Stock Exchange of Hong Kong Limited
"Jizhuangzi Expansion Plant"	the expansion project of the Jizhuangzi sewage treatment plant (紀莊子污水處理廠)
"Listing Agreement"	the agreement between the Company and the Hong Kong Stock Exchange setting out the continuing obligations which the Company undertakes to comply with as a condition of listing on the Hong Kong Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China, which, for the purposes of this announcement, excludes Hong Kong, Macau and Taiwan
"Shanghai Stock Exchange"	Shanghai Stock Exchange (上海證券交易所)
"Share(s)"	H Share(s) and Domestic Share(s)
"Shareholders"	shareholders of the Company, including holders of Domestic Shares and H Shares
"TMICL"	Tianjin Municipal Investment Company Limited, a State-owned company with limited liability under the supervisory control of the Urban Construction Bureau
"Xianyanglu Plant"	the Xianyanglu sewage treatment plant (咸陽路污水處理廠)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

Unless otherwise specified in this announcement, the translation of RMB into Hong Kong dollars is based on the exchange rate of HK$1.00 to RMB1.06 (for information only).

By Order of the Board
Tianjin Capital Environmental Protection Company Limited
Ma Bai Yu

Tianjin, the PRC 28th February, 2002

NOTICES

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT FOR THE RESOLUTIONS OF THE 22ND MEETING OF THE SECOND BOARD

The 22nd Meeting of the Second Board of Tianjin Capital Environmental Protection Company Limited (hereinafter referred to as the "Company") was held on *28th February,* 2002 at 9:00a.m. at 3/F., the Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the PRC. The meeting was chaired by Ms. Ma Baiyu, the Chairlady of the Company. There should be 9 directors present and all 9 directors were present. Members of the Supervisory Committee and the senior officers of the Company have *all attended that* meeting. The proceeding for convening this Meeting has complied with the relevant provisions of Company Law of the People's Republic of China and the Articles of Association of the Company. This meeting considered and approved the following resolutions:

1. The Annual Report 2001 and the summary of the report to be announced within the PRC and overseas were considered and approved;
2. The working report of the board of directors of the Company (the "Board") for 2001 was considered and approved;
3. The financial statements of the Company for 2001 prepared for publication in the PRC and overseas were considered and approved;
4. The Final Financial Report 2001 and the Financial Budget of the Company 2002 were considered and approved;
5. The proposal in respect of the Profit Appropriation Plan of the Company for 2001 was considered and approved;
6. The proposal in respect of the Profit Appropriation Policies of the Company for 2002 was considered and approved;
7. The recommendation relating to the reappointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers as the auditors of the Company for the year 2002 and to authorize the Board to determine the terms of their appointment:
8. The amendments to the Articles of Association of the Company were considered and approved;

   Please see Annex 1 of the Notice of Annual General Meeting 2001 and Class Meeting for Holders of Company's H shares and domestic shares for the issue of A Shares convertible bonds of the Company.
9. The rules governing the procedures for operating the board meeting was considered and approved. That proposal standardizes the terms of reference of the Board, the terms of reference of the Chairperson, convening of board meetings, the *notice and voting procedures* and matters considered and approved by the Board;
10. The rules governing the procedures for operating the shareholders' general meetings (draft) was considered and *approved, and presented* to the shareholders' general meetings for discussion;

    The resolution in respect of the rules governing the procedures for operating both the shareholders' general meeting and the board meeting together with the Notice of Annual General Meeting 2001 and the Class Meeting for holders of Company's H shares and domestic shares for the issue of A shares convertible bonds of the Company will be dispatched to the shareholders on 1st March, 2002.
11. The proposal for the appointment of Mr. An Pindong and Mr. Gu Qifeng as the Deputy General Managers of the Company was considered and approved;
12. The proposal for the change of independent non-executive *directors was considered and approved*, and the list of the proposed independent directors was presented to the shareholders' general meetings of the Company for discussion;
13. The development plan of the Company for 2002 was considered and approved, which will be presented to the shareholders' general meetings of the Company for confirmation or ratification as to matters being implemented by the Board in accordance with the development plan;
14. The proposal for the remuneration of the directors prepared by the Remuneration Committee was considered and approved;
15. The proposal for the issue of A shares convertible bonds was considered and approved separately. The proposal shall be delivered to China Securities Regulatory Commission for approval *subject to* the approval of the shareholders' general meeting of the Company;

    (1) Regarding the principal terms of the A shares convertible bonds issued by the Company:

    The major terms in respect of the proposal on the issue of A Shares Convertible Bonds including but not limited to the issue size, *the arrangement for placing to the existing shareholders,* use of proceeds, conversion price, the adjustment principle, and the amendment to the conversion price will be considered and approved separately.

    (2) the feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds;

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT ON THE PROPOSED CHANGE OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS

The board of directors (the "Board") of Tianjin Capital Environmental Protection Company Limited (the "Company") wishes to announce that on 28th February 2002, Mr. Gao Zong Ze and Mr. Wang Xiang Fei were nominated as the candidates for the office of independent non-executive directors of the Company in place of Mr. Guan Weili and Mr. Li Weibin who would resign from their offices as the independent non-executive directors of the Company with effect from 16th April 2002, subject to the approval of the same by the shareholders of the Company at the Annual General Meeting (as defined hereinbelow).

An annual general meeting of the Company will be held at 9:30 a.m. on Tuesday, 16th April 2002 at 4th Floor, Conference Room, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China ("PRC") (the "Annual General Meeting") to consider and approve, inter alia, the resignation and appointment of the Company's independent non-executive directors.

Change of independent non-executive directors

In order to comply with the (關於在上市公司建立獨立董事制度的指導意見) (Guidance note for the system of independent directors of the listed companies), Mr. Guan Weili and Mr. Li Weibin have notified the Company that they would resign from their offices as the independent non-executive directors of the Company on the Annual General Meeting.

On 28th February 2002, Mr. Gao Zong Ze and Mr. Wang Xiang Fei were nominated as the candidates for the office of independent non-executive directors of the Company in place of Mr. Guan Weili and Mr. Li Weibin who would resign as the independent non-executive directors of the Company with effect on 16th April 2002, subject to the approval of the same by the shareholders of the Company on the Annual General Meeting.

Mr. Gao Zong Ze, aged 61, is the President of All China Lawyers Association, an Arbitrator of the China Maritime Arbitration Commission, an Arbitrator of the China International Economic and Trade Arbitration Commission. Mr. Gao had studied in the Dalian Maritime University, Chinese Academy of Social Sciences and the Law School of Columbia University in the United States. He had also been a part-time professor with the China University of Political Science and Law in Beijing. Mr. Gao is fluent in English, German and Mandarin. Mr. Gao has years of experience in legal practice. He specializes in maritime law, international trade law and securities law. Mr. Gao had been a General Counsel with the Central Office of the People's Bank of China and an annual legal counsel to the Agricultural Bank of China, the Beijing Office of the Bank of China, the Central Office of the Industrial and Commercial Bank of China, China Petroleum & Chemical Corp., China National Cereals, Oils & Foodstuffs I/E Corp., China National Arts & Crafts I/E Corp., China National Metals & Minerals I/E Corp., Huaneng Power International, Inc. and other well established banks and companies. He has been involved in negotiating, drafting, amending and finalizing many major foreign economic contracts related to more than ten countries such as, among others, the United States, the United Kingdom. He has also represented many significant foreign-related litigation and

(1) Regarding the principal terms of the A shares convertible bonds issued by the Company:

The *major terms in respect of the proposal* on the issue of A Shares Convertible Bonds including but not limited to the issue size, the arrangement for placing to the existing shareholders, use of proceeds, conversion price, the adjustment principle, and the amendment to the conversion price will be considered and approved separately.

(2) the feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds;

(3) the report on the use of proceeds from the previous fund raising exercise;

(4) the proposal authorizing the Board with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof;

(5) the proposal on the validity period for the issue of A Shares Convertible Bonds;

For details of the above (1), (2), (3), (4)and (5), please refer to announcement of the proposed application for the issue of not more than Rmb 1.2 billion A shares convertible bonds in the People's Republic of China and Notice of Annual General Meeting 2001 and *Class Meeting for Holders of Companies'* H shares and domestic shares for the issue of A shares convertible bonds of the Company.

16. The proposal to grant the mandate *to the Board to allot and issue new shares* (H shares), not more than 20% of existing H shares issued overseas; and

17. The Notice of Annual *Annual General Meeting* 2001(*the* 10th Shareholders' general meetings of the Company) and Class Meeting for holders of Company's H shares and domestic shares for the issue of A shares convertible bonds of the Company were considered and approved.

(Resolutions No. 1, 2, 3, 4, 5, 7, 8, 10, 12, 13, 14, 15,16 and 17 shall be presented to the shareholders' general meetings of the Company, which will be held on 16th April, 2002. for approval.)

Board of Directors
Tianjin Capital Environmental Protection Company Limited

28th February, 2002

Tianjin, the PRC

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement for the resolutions of the 18th Meeting of the Second Supervisory Committee

The 18th Meeting of the Second Supervisory Committee of Tianjin Capital Environmental Protection Company Limited (hereinafter referred to as the "Company") was held on 27th February, 2002 at the Conference Room, 3/F, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the PRC. There should be 6 supervisors present and 6 supervisors were present in compliance with the relevant provisions of Company Law *and the Articles of Association of the Company. The* meeting was chaired by Ms. Yu Ruihua, the Chairlady of the Supervisory Committee. The meeting considered and passed the following resolutions:

1. the working report of the Company's Supervisory Committee for 2001.
2. the rules governing the procedures for operating the Supervisor Committee, which mainly regulate the composition and responsibilities of the Supervisor Committee, the number of meeting to be held annually and the year of services for each Supervisor.
3. agreed with the annual report and the summary of report of the Company for 2001.
4. agreed with the financial and accounting statements of the Company for 2001.
5. agreed with the Final Financial Report 2001and the Financial Budget 2002 of the Company.
6. agreed with the Profit Appropriation Plan of the Company for 2001.
7. agreed with the Profit Appropriation Policies of the Company for 2002.
8. the Board of Directors and management of the Company seriously implemented the various resolutions of the Shareholders' general meetings and the Board in 2001, and their operations were found to be in compliance with the relevant requirements in the Company Law and the Articles of Association of the Company. During the course of performing their duties, none of the Directors and the senior officers of the Company have been found to be in violation of the State laws and regulations, the Company's Articles of Association and committed any act that is detrimental to the interests of the Company when carrying out their duties.
9. PricewaterhouseCoopers Zhong Tian Certified Public Accountant Co., Ltd. and PricewaterhouseCoopers issued their respective auditors' report for 2001 with unqualified opinion, which truly reflected the actual financial situation and operating results of the Company.

Supervisory Committee
Tianjin Capital Environmental Protection Company Limited

27th February, 2002

Tianjin, the PRC

Chemical Corp., China National Cereals, Oils & Foodstuffs I/E Corp., China National Arts & Crafts I/E Corp., China National Metals & Minerals I/E Corp., Huaneng Power International, Inc. and other well established banks and companies. He has been involved in negotiating, drafting, amending and finalizing many major foreign economic contracts related to more than ten countries such as, among others, the United States, the United Kingdom. He has also represented many significant foreign-related litigation and arbitration cases. During the recent years of his legal practice, Mr. Gao has been concentrating on the areas of overseas listing, mergers and acquisitions for PRC companies.

Mr. Wang Xiang Fei, aged 50, director of China Everbright Holdings Company Limited, graduated from The Renmin University of China and holds a bachelor degree in Economics, majoring in finance. He had been an executive director of several Hong Kong listing companies controlled by a Chinese state-owned company and a chief executive officer of a listed company. Mr. Wang has extensive business connections and experience in investment, industrial management, finance, accounting and trading. Mr. Wang holds the title of the People's Republic of China's accountant.

Declarations made by the proposed independent non-executive directors

Mr. Wang Xiang Fei and Mr. Gao Zong Ze are the proposed independent non-executive directors of the Second Board of Tianjin Capital Environmental Protection Company Limited and have declared that there is no connection between themselves and Tianjin Capital Environmental Protection Company Limited which will affect their independency as required under the rules and regulations in Hong Kong and the PRC.

Declarations made by the nominators in respect of the nomination for the independent directors of the Company

The Board as the nominator, has made a declaration concerning the nomination of Mr. Gao Zong Ze and Mr. Wang Xiang Fei (Mr. Gao Zong Ze and Mr. Wang Xiang Fei together hereinafter referred to as the "parties being nominated") as the proposed independent non-executive directors of the Second Board of Tianjin Capital Environmental Protection Company Limited. The parties being nominated do not have any relationship with Tianjin Capital Environmental Protection Company Limited that will affect their independency as required under the rules and regulations in Hong Kong and the PRC.

Annual General Meeting

The Annual General Meeting of the Company will be held at 9:30 a.m. on Tuesday, 16th April 2002 at 4th Floor, Conference Room, 45 Guizhou Road, Heping District, Tianjin, the PRC to consider and approve, inter alia, the resignation and appointment of the Company's independent non-executive directors. For details, shareholders of the Company please refer to the announcement of the Company in respect of the Notice of the Annual General Meeting which has been published on the Hong Kong Wen Wei Po and Hong Kong iMail today and the circular which would be dispatched to the shareholders of the Company on 1st March, 2002.

By order of the board of
Tianjin Capital Environmental Protection Company Limited
Ma Baiyu
Chairman

Tianjin, the PRC, 28th February, 2002

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(a joint stock company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING AND CLASS MEETING FOR HOLDERS OF COMPANY'S DOMESTIC SHARES AND H SHARES FOR THE ISSUE OF A SHARES CONVERTIBLE BONDS OF THE COMPANY

SUMMARY

The tenth annual general meeting (the "**AGM**") and class meeting for holders of Company's domestic shares and H shares for the issue of A shares convertible bonds of the Company was held on 16 April 2002 at 9:30 a.m., 11:00 a.m. and 11:30 a.m., respectively.

Reference is made to the announcement made by the Company on 1 March 2002 (the "**Announcement**") and the circular of the Company despatched to the Shareholders on 1st March, 2002 (the "**Circular**"). Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the Circular.

RESULTS OF THE AGM, DOMESTIC SHARES CLASS MEETING AND H SHARES CLASS MEETING

The Directors are pleased to announce that the AGM and the Domestic Shares class meeting and H Shares class meeting for the issue of A shares convertible bonds of the Company was held at 4/F., Conference Room of the Company, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "**PRC**") at 9:30 a.m., 11:00 a.m. and 11:30 a.m., respectively.

The procedure regarding the holding of AGM fulfils the requirement of the Company Law of the PRC and the articles of association of the Company (the "**Articles**"). The AGM was chaired by the chairman of the Company, Ms. Ma Bai Yu.

The procedure regarding the holding of Domestic Shares class meeting fulfils the requirement of the Company Law of the PRC and the Articles. The Domestic Shares class meeting was chaired by the chairman of the Company, Ms. Ma Bai Yu.

The procedure regarding the holding of H Shares class meeting fulfils the requirement of the Company Law of the PRC and the Articles. The H Shares class meeting was chaired by the chairman of the Company, Ms. Ma Bai Yu.

(A) RESOLUTIONS PASSED AT THE AGM

I. **As ordinary resolutions:**

1. the Annual Report of the Company for the year ended 31st December, 2001 was considered and approved;

   (approximately 852.68 million shares votes in favour, constitute 100% of the votes)

2. the Report of the Director of the Company for the year ended 31st December, 2001 was considered and approved;

   (approximately 852.68 million shares votes in favour, constitute 100% of the votes)

The Board takes this opportunity to express its warm welcome to Mr. Gao Zong Ze and Mr. Wang Xiang Fei for joining the Board and to thank Mr. Li Weibin and Mr. Guan Weili for their dedication and invaluable contributions made to the Company during their term of office as an independent non-executive directors of the Company.

II. **As special resolutions:**

1. the amendment of the Articles was considered and approved in the manner set forth in Annex 1 of the Announcement and Annex 2 of the Circular, respectively.

   (approximately 852.68 million shares votes in favour, constitute 100% of the votes)

2. Each term pursuant to the proposal on the issue of A Shares Convertible Bonds of the Company was considered and approved:

   (1) the major terms in respect of the proposal on the issue of A Shares Convertible Bonds:-

   (i) the issue size of the issue of A Shares Convertible Bonds was considered and approved;

   (approximately 852.68 million shares votes in favour, constitute 100% of the votes)

   (ii) the issue price of the issue of A Shares Convertible Bonds was considered and approved;

   (approximately 852.68 million shares votes in favour, constitute 100% of the votes)

   (iii) the maturity period of the issue of A Shares Convertible Bonds was considered and approved;

   (approximately 852.68 million shares votes in favour, constitute 100% of the votes)

   (iv) the rate and interest of the issue of A Shares Convertible Bonds was considered and approved;

   (approximately 852.68 million shares votes in favour, constitute 100% of the votes)

   (v) the date of repayment of the issue of A Shares Convertible Bonds was considered and approved;

   (approximately 852.68 million shares votes in favour, constitute 100% of the

and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

2. the Report of the Director of the Company for the year ended 31st December, 2001 was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

3. the Report of the Supervisory Committee 2001 was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

4. the Auditors' Reports as submitted by PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd., Certified Public Accountants, PRC and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong on the Financial Statements of the Company for 2001 was reviewed, and the Financial Statements of the Company, as respectively audited by the domestic and overseas certified public accountants was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

5. the Financial Report of the Company for the year 2001 and Financial Budget for the year 2002 was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

6. the proposed distribution of profits of the Company for the year ended 31st December, 2001 was considered and approved;

- Net profit of the Company for the year ended 31st December, 2001 audited by PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd., Certified Public Accountants, PRC and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong in accordance with the Independent Auditing Standards of Certified Public Accountants in the PRC and Statements of Auditing Standards issued by the Hong Kong Society of Accountants amounted to RMB267,633,944. In accordance with the requirement of the Company Law of the PRC and the Articles, RMB26,763,394 (10% out of the profit) was transferred to the statutory common reserve and RMB13,381,697 (5% out of the profit) was transferred to the statutory provident fund. In addition to the undistributed profit of RMB6,260,113 last year, the profit attributed to shareholders is RMB233,748,966. According to the profit distribution plan for the year 2001, it is decided that a sum of RMB106,400,000 would be taken as the dividend to be distributed for 2001. Taking the number of 1,330,000,000 shares for the year ended 2001 as the basis, a dividend of RMB0.08 will be distributed to each share (including tax).

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

7. the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd., Certified Public Accountants, PRC and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong as the auditors of the Company for the year ending 31st December, 2002 was considered and approved and the chairman of the board of directors of the Company was authorized to determine the terms for such appointment;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

8. the rules governing the procedures for the shareholders' general meeting of the Company was considered and approved.

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

9. the application of Mr. Li Weibin and Mr. Guan Weili for the resignation as the independent non-executive directors was accepted and Mr. Gao Zong Ze and Mr. Wang Xiang Fei were elected as the independent non-executive directors of the Company;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

10. the 2002 development plan of the Company was considered and approved, the matters that the Board implements pursuant to the development plan was confirmed or ratified;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

11. the proposed scheme of remuneration for the directors was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(v) the date of repayment of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(vi) the conversion price and the adjustment principle of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(vii) the conversion period of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(viii) the re-purchase term of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(ix) the amendment to the conversion price of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(x) the redemption term of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(xi) the entitlement of dividend during the conversion year of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(xii) the arrangement for placing of the issue of A Shares Convertible Bonds to the Company's existing shareholders was considered and approved; and

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(xiii) the use of proceeds of the issue of A Shares Convertible Bonds was considered and approved.

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(2) the feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(3) the report on the use of proceeds from the previous fund raising exercise was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(4) the board of directors of the Company was authorized with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

(5) the validity period for the issue of A Shares Convertible Bonds was considered and approved;

(approximately 852.68 million shares votes in favour, constitute 100% of the votes)

NOTICES

3. the granting of mandate to the Board to allot and issue new Shares not exceeding 20% of existing H shares issued and outstanding (H Shares) was considered and approved (approximately 852.68 million shares votes in favour, constitute 100% of the votes):

a) Subject to paragraphs c) and d), and pursuant to the Rules governing the listing of securities of Hong Kong Stock Exchange Limited (as amended from time to time) and the Company Law of the PRC, the exercise by the Directors of the Company of all the rights of the Company to allot and issue new Shares, either individually or collectively during the Relevant Period and the exercise of powers by the Directors to determine the terms and conditions of the allotment and issuance of new Shares including the following terms are hereby generally and unconditionally approved:

(1) quantity of new Shares to be issued;

(2) the Issue Price of the new Shares;

(3) the date for the commencement and closing of the issue;

(4) quantity of new Shares to be issued to the existing shareholders; and

(5) the making or granting of offer proposals, agreements and options as may be necessary in the exercise of such powers.

b) The approval in paragraph (a) shall authorize the Directors during the Relevant Period to make or grant offer proposals, agreements and options as required or may be required in the exercise of such powers during the Relevant Period as referred to in paragraph a) or after the expiry of the Relevant Period.

c) The total nominal amount of overseas listed foreign shares (other than those issued under the PRC.Company Law and the Articles by the capitalisation of the statutory public welfare funds) agreed to allot or conditionally or unconditionally agreed to allot by the Directors of the Company pursuant to paragraph a) (whether pursuant to the exercise of options or otherwise) shall not exceed 20% of the overseas listed foreign shares of the Company existing in issue.

d) Upon the exercise of the powers pursuant to paragraph a) above, the Directors of the Company shall

(1) comply with the PRC Company Law and the Rules governing the listing of securities of Hong Kong Stock Exchange Limited (as amended from time to time) and

(2) obtain the approval from China Securities Regulatory Commission.

e) For the purpose of this resolution:

"Relevant Period" refers to the period from the date of the passing of this resolution to the earliest of following three:

(1) twelve months after the passing of this resolution;

(2) conclusion of the forthcoming annual general meeting of the Company; and

(3) the date of the passing of a special resolution to revoke or amend the mandate as referred to in this resolution by shareholders in shareholders general meeting.

f) Subject to the approval by the relevant authorities of the PRC and pursuant to the PRC Company Law, the Directors of the Company is authorized to increase the registered capital of the Company to the required amount when exercising the powers under paragraph a) above.

(m) the use of proceeds of the issue of A Shares Convertible Bonds was considered and approved.

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(2) the feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(3) the report on the use of proceeds from the previous fund raising exercise was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(4) the board of directors of the Company was authorized with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(5) the validity period for the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(C) RESOLUTIONS PASSED AT THE CLASS MEETING FOR HOLDERS OF COMPANY'S DOMESTIC SHARES

Each term pursuant to the proposal on the issue of A Shares Convertible Bonds of the Company was considered and approved as follows:

(1) the major terms in respect of the proposal on the issue of A Shares Convertible Bonds:-

(a) the issue size of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(b) the issue price of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(c) the maturity period of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(d) the rate and interest of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(e) the date of repayment of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(f) the conversion price and the adjustment principle of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(3) the date of the passing of a special resolution to revoke or amend the mandate as referred to in this resolution by shareholders in shareholders general meeting.

f) Subject to the approval by the relevant authorities of the PRC and pursuant to the PRC Company Law, the Directors of the Company is authorized to increase the registered capital of the Company to the required amount when exercising the powers under paragraph a) above.

g) Subject to the approval by the relevant authorities of the PRC, the Board of Directors is authorized to make appropriate and necessary amendments to the Articles, so as to reflect the changes in the capital of the Company that may have arisen under this mandate.

(B) RESOLUTIONS PASSED AT THE CLASS MEETING FOR HOLDERS OF COMPANY'S H SHARES

Each term pursuant to the proposal on the issue of A Shares Convertible Bonds of the Company was considered and approved as follows:

(1) the major terms in respect of the proposal on the issue of A Shares Convertible Bonds:-

(a) the issue size of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(b) the issue price of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(c) the maturity period of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(d) the rate and interest of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(e) the date of repayment of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(f) the conversion price and the adjustment principle of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(g) the conversion period of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(h) the re-purchase term of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(i) the amendment to the conversion price of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(j) the redemption term of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(k) the entitlement of dividend during the conversion year of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(l) the arrangement for placing of the issue of A Shares Convertible Bonds to the Company's existing shareholders was considered and approved; and

(approximately 12.16 million shares votes in favour, constitute 100% of the votes)

(e) the date of repayment of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(f) the conversion price and the adjustment principle of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(g) the conversion period of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(h) the re-purchase term of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(i) the amendment to the conversion price of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(j) the redemption term of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(k) the entitlement of dividend during the conversion year of the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(l) the arrangement for placing of the issue of A Shares Convertible Bonds to the Company's existing shareholders was considered and approved; and

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(m) the use of proceeds of the issue of A Shares Convertible Bonds was considered and approved.

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(2) the feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(3) the report on the use of proceeds from the previous fund raising exercise was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(4) the board of directors of the Company was authorized with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

(5) the validity period for the issue of A Shares Convertible Bonds was considered and approved;

(approximately 840.02 million shares votes in favour, constitute 100% of the votes)

Further announcement will be made upon the exact amount of the A Shares Convertible Bonds and the Conversion Price are fixed, which will be determined upon the Company obtaining the approval from the China Securities Regulatory Commission and immediately preceding the date of the despatch of the prospectus of the A Shares Convertible Bonds, respectively.

By order of the Board
Ma Bai Yu
Chairman

Tianjin, the PRC, 16th April, 2002

NOTICES

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY REPORT 2002

IMPORTANT NOTICE:

The Directors of the Company confirm that the information in this report does not contain any false information, misleading statements or material omissions, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the content. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. has audited the accounts, prepared in accordance with PRC accounting regulations, of the Company for the first quarter of 2002, and has issued an audit report with unqualified opinion. This quarterly report has been prepared in compliance with the information disclosure of the quarterly report of a listed company required by the China Securities Regulatory Commission. The information in this report is the same with that published by the Shanghai Stock Exchange, and this report is published simultaneously in Shanghai and Hong Kong. All financial information set out in this quarterly report has been prepared in accordance with PRC accounting regulations. Shareholders of the Company and public investors should exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to the disclosure obligation under Paragraph 2 of the Listing Agreement.

I. COMPANY INFORMATION

1.	Company's Chinese name:	天津創業環保股份有限公司 (the "Company") (Formerly known as 天津渤海化工(集團)股份有限公司)
	Company's English name:	Tianjin Capital Environmental Protection Company Limited (Formerly known as Tianjin Bohai Chemical Industry (Group) Company Limited)
	Company's English abbreviation:	TCEPC
2.	Company's registered address:	No. 18 Jinlong Apartment Shuishang Park North Road Nankai District Tianjin, The People's Republic of China (the "PRC")
	Company's office address:	No. 45 Guizhou Road Heping District Tianjin, the PRC Postal code: 300051
	Company's e-mail address:	tjcep@public.tpt.tj.cn
3.	**Company's legal representative:**	Ma Baiyu
4.	**Secretary to the Company's Board of Directors and Secretary in Hong Kong:**	
	Secretary to the Board of Directors:	Fu Yana
	Correspondence address:	No. 45 Guizhou Road Heping District Tianjin, the PRC
	Telephone number:	86-22-2352 3036

III. REVIEW AND PROSPECT OF OPERATIONS

I. Operations during the reporting period of the Company and its subsidiaries (the "Group"):

During the first quarter of 2002, the sewage treatment business and the toll road stations operation business remained stable. Due to seasonal factors (climate in the first quarter was not suitable for construction works), there have been some declination in the work-in-progress of the Jizhuangzi Sewage Treatment Plant (expansion) and the construction works of Xianyanglu Sewage Water Treatment Plant (under construction) and Beicang Sewage Water Treatment Plant (under construction) which the Company conditionally assumed on 24th September 2001, compared with the fourth quarter 2001. The management has expected such seasonal factor and believes that the schedule of these projects will not be delayed. Revenue and profit from the principle operations of the Group in the first quarter was Rmb 133,900,000 and Rmb 93,000,000 respectively, net profit for the period was Rmb 56,830,000, and the corresponding earnings per share was Rmb 0.04.

II. Investment of the Company during the reporting period

1. During the reporting period, there was no use of proceeds by the Company and no continuation of use of proceeds brought forward from the last reporting period.
2. During the reporting period, there are no additional projects invested by funds other than the subscription proceeds.

III. Operating results of the Group during the reporting period and the state of affairs at the end of this quarter

1. Operating results

(1)	Principal operating income:	The principal operating income for this quarter was about Rmb 133,900,000, which grew from about Rmb 120,100,000 for the corresponding period last year, representing an increase of about Rmb 13,800,000 or approximately 11.49 per cent, which was mainly attributable to the new business income of construction management of sewage water treatment plants.
(2)	Profit from principal operations:	The profit from principal operations for this quarter was about Rmb 93,000,000, which grew from about Rmb 83,100,000 for the corresponding period last year, representing an increase of about Rmb 9,900,000 or approximately 11.91 per cent, which was mainly attributable to the new business income of construction management

Board of Directors and Secretary in Hong Kong:

Secretary to the Board of Directors:	Fu Yana
Correspondence address:	No. 45 Guizhou Road Heping District Tianjin, the PRC
Telephone number:	86-22-2352 3036
Facsimile number:	86-22-2352 3100
E-mail address:	tjcep@public.tpt.tj.cn
Company Secretary in Hong Kong:	Ip Pui Sum
Correspondence address:	Flat A, E, F, 16/F Yardley Commercial Building No. 3 Connaught Road West Sheung Wan Hong Kong
Telephone number:	852-2803 2373
Facsimile number:	852-2540 6365
E-mail address:	ippuisum@my.netvigator.com

5. Newspapers for the Company's announcement: Shanghai Securities Journal, Hong Kong Wen Wei Po and Hong Kong iMail

Website as required by the China Securities Regulatory Commission ("CSRC") for the Company's quarterly report: http://www.sse.com.cn

Place where the Company's quarterly report is available for inspection: Office of the Secretary to the Board of Directors

6. **Information about the Company's listed shares:**

Place for listing of A shares:	Shanghai Securities Exchange ("SSE")
Short form:	Tianjin Capital
Share code:	600874
Place for listing of H Shares:	The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange")
Short form:	Tianjin Capital
Share code:	1065

II. DETAILS OF SHAREHOLDERS

1. There were no changes in the structure of the Company's share capital during the reporting period.
2. As at 31st March 2002, the top ten shareholders of the Company are as follows:

	Name of shareholders	Class	Number of shares held at the end of the period	Percentage to total share capital
(1)	Tianjin Municipal Investment Company Limited	State shares	839,020,000	63.08
(2)	HKSCC Nominees Limited	H	334,335,000	25.14
(3)	Registration Company	Domestic	7,964,200	0.599
(4)	Shenyang Railway	Domestic	3,500,000	0.26
(5)	China Southern Securities Co., Ltd.	Domestic	2,725,000	0.20
(6)	Bohai Securities Co., Ltd.	Domestic	2,702,823	0.20
(7)	Design No.3	Domestic	1,613,713	0.12
(8)	Li Yong	Domestic	1,057,430	0.0795
(9)	Feng Yinglang	Domestic	1,038,541	0.078
(10)	Liaoning Shennong	Domestic	1,000,000	0.075

Note:

(1) According to the register of the shareholders provided by HKSCC Nominees Limited, it holds the H Shares on behalf of its clients, none of which holds 5% or above of the total issued share capital of the Company.

(2) TMICL, which holds 839,020,000 State shares, which accounted for 63.08% of the total issued share capital of the Company, representing 63.08% of the Company's share capital and is the largest shareholder of the Company. During the reporting period, the shares held by TMICL were not pledged or frozen.

(3) The top ten shareholders of the Company are not connected with each other.

3. As at 31st March 2002, the Company had 30,919 shareholders including 1 State shareholder, 71 legal person shareholders, 30,644 individual shareholders and 203 foreign shareholders.

... attributable to the new business income of construction management of sewage water treatment plants.

(2) Profit from principal operations: The profit from principal operations for this quarter was about Rmb 93,000,000, which grew from about Rmb 83,100,000 for the corresponding period last year, representing an increase of about Rmb 9,900,000 or approximately 11.91 per cent, which was mainly attributable to the new business income of construction management of sewage water treatment plants.

(3) *Net profit:* The net profit for this quarter was about Rmb 56,830,000, which grew from about Rmb 52,920,000 for the corresponding period last year, representing an increase of about Rmb 3,910,000 or approximately 7.39 per cent, which was mainly attributable to the new business income of construction management of sewage water treatment plants.

Note: There were no material differences in the ratio of each of the profit from principal operations, profit from other operations, administrative expenses, investment income and the non-operating net income/(expenses) to the total profit from the last reporting period.

2. **State of affairs**

(1) Accounts receivable: The net account receivables as at the end of the quarter amounted to about Rmb 124,940,000, and accounted for approximately 6.47 per cent of the total assets. At the beginning of the year, the net accounts receivable amounted to about Rmb 132,310,000, and accounted for approximately 6.87 per cent of the total assets.

(2) Inventory: The total inventory value as at the end of the quarter was about Rmb 2,230,000, and accounted for approximately 0.12 per cent of the total assets. At the beginning of the year, the total inventory value was about Rmb 2,510,000, and accounted for approximately 0.13 per cent of the total assets.

(3) Long term investment: The long term investment as at the end of the quarter was about Rmb 4,000,000, and accounted for approximately 0.21 per cent of the total assets. At the beginning of the year, the long term investment was about Rmb 4,000,000 and accounted for approximately 0.21 per cent of the total assets.

Note: During the reporting period, the Company has no overdue debts and did not enter into any trust arrangement for financial matters. There is no new material connected transactions.

3. **Significant events during the reporting period and subsequent events**

(1) There is no litigation or arbitration of material importance during the reporting period.

(2) There is no guarantee granted in favour of any party during the reporting period.

(3) On the 22nd meeting of the Second Board of Directors held on 28th February 2002, the Company resolved to issue A Shares Convertible Bonds for an amount not more than Rmb 1.2 billion at nominal value. The A Shares Convertible Bonds will be issued at Rmb 100 each for a period of five years from the date of issue of the A Shares Convertible Bonds. The proposal of issuing A Shares Convertible Bonds was approved on the tenth Annual General Meeting and Class Meetings for holders of Company's Domestic shares and H Shares for the issue of A Shares Convertible Bonds of the Company respectively, on 16th April 2002.

4. **Others**

The Company is still actively handling the formalities for the transfer of loan facilities from Tianjin Sewage Company to the Company in respect of the construction-in-progress of the Jizhuangzi Sewage Treatment Plant (expansion), the Xianyanglu Sewage Water Treatment Plant and Beicang Sewage Water Treatment Plant.

IV. Focus in the second quarter:

While continue to proceed with the operations in the sewage treatment plants and the urban road toll collections, the focus of the Group will be:

(1) To capture the high season for construction works in the second quarter, to actively construct the construction-in-progress of the Jizhuangzi Sewage Treatment Plant (expansion), the Xianyanglu Sewage Water Treatment Plant and the Beicang Sewage Water Treatment Plant.

(2) To handle the formalities for the transfer of loan facilities from Tianjin Sewage Company to the Company on the construction-in-progress of the Jizhuangzi Sewage Treatment Plant (expansion), the Xianyanglu Sewage Water Treatment Plant and the Beicang Sewage Water Treatment Plant, to complete the transfer agreement on the work-in-progress of the Jizhuangzi Sewage Treatment Plant (expansion), the transfer agreement on the work-in-progress of the Xianyanglu Sewage Water Treatment Plant and the transfer agreement on the work-in-progress of the Beicang Sewage Water Treatment Plant which the Company entered into on 24th September 2001.

(3) To actively prepare the related documents for the issue of A Shares Convertible Bonds of the Company, and to submit those documents to the CSRC when appropriate.

(4) To commence on the introduction of strategic investment partners.

(5) To actively develop markets in other cities.

NOTICES

IV. FINANCIAL SUMMARY (AUDITED)

Prepared in accordance with PRC accounting regulations

1. **Condensed Consolidated Financial Summary**

Condensed Consolidated Balance Sheet
As at 31st March 2002

Prepared by Tianjin Capital Environmental Protection Company Limited

Unit: Rmb'000

Items	Opening Balance	Closing Balance	Item	Opening Balance	Closing Balance
Current assets	610,982	626,325	Current liabilities	321,005	268,709
Long-term investments	4,000	4,000	Long-term liabilities	36,200	36,200
Total fixed assets	1,312,002	1,301,140	Minority interests	1,891	1,838
Intangible and other assets	—	—	Shareholders' equity	1,567,888	1,624,718
Total assets	1,926,984	1,931,465	Total liabilities and shareholders' equity	1,926,984	1,931,465

Condensed Consolidated Profit Statement
For the three months ended 31st March 2002

Prepared by Tianjin Capital Environmental Protection Company Limited

Unit: Rmb'000

Items	January 2002 - March 2002
Principal operating income	133,895
Profit from principal operations	92,996
Profit from other operations	102
Administrative expenses	(8,333)
Investment income	—
Non-operating income/(expenses) - net	3
Income tax	(27,991)
Minority interests	53
Net profit	56,830

2. **Notes to Financial Summary**

(1) Comparing with the previous annual report, there was no material change in principal accounting policies, accounting estimate and scope of consolidation of the financial statements.

(2) There was no material difference in the principal accounting policies adopted in the quarterly financial report and those adopted in the annual report for 2001.

(3) During the reporting period, there are no subsidiaries with accounts not yet consolidated with that of the Company.

V. DOCUMENT AVAILABLE FOR INSPECTION

1. First quarterly financial statements which have been signed by the Chairman of the Company.
2. The auditors' report issued by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. as signed with seal affixed by the certified public accountants thereof and the original full text of the financial statements for the first quarter 2002.
3. Original copy of all documents and announcements disclosed during the reporting period in the designated newspaper as required by the CSRC.
4. Quarterly report published in Shanghai Securities Journal, Hong Kong iMail and Hong Kong Wen Wei Po.

By order of the Board
Ma Baiyu
Ch...

	Group 31st March 2002 Rmb'000	Group 31st December 2001 Rmb'000	Company 31st March 2002 Rmb'000	Company 31st December 2001 Rmb'000
Total shareholders' equity	1,624,718	1,567,888	1,624,718	1,567,888
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,931,465	1,926,984	1,893,148	1,888,859

Tianjin Capital Environmental Protection Company Limited
Profit and Loss Accounts
For the three months ended 31st March 2002

Prepared in accordance with PRC Accounting Regulations

	Group Three months ended 31st March 2002 Rmb'000	Group Year ended 31st December 2001 Rmb'000	Company Three months ended 31st March 2002 Rmb'000	Company Year ended 31st December 2001 Rmb'000
Principal operating income	133,895	595,986	133,895	595,986
Less: Principal operating costs	(33,535)	(131,649)	(33,535)	(131,649)
Business tax and surcharges	(7,364)	(32,779)	(7,364)	(32,779)
Profit from principal operations	92,996	431,558	92,996	431,558
Add: Profit from other operations	102	89	4	12
Less: Administrative expenses	(8,790)	(33,623)	(8,132)	(32,385)
Add: Net financial income	457	1,196	429	1,126
Operating profit	84,765	399,220	85,297	400,311
Less: Investment loss	—	—	(479)	(982)
Add: Non-operating income	3	317	3	317
Less: Non-operating expenses	—	(192)	—	(192)
Total profit	84,768	399,345	84,821	399,454
Less: Income tax	(27,991)	(131,820)	(27,991)	(131,820)
Add: Minority interests	53	109	—	—
Net profit	56,830	267,634	56,830	267,634

Profit Appropriation Statements
For the three months ended 31st March 2002

	Group Three months ended 31st March 2002 Rmb'000	Group Year ended 31st December 2001 Rmb'000	Company Three months ended 31st March 2002 Rmb'000	Company Year ended 31st December 2001 Rmb'000
Net profit	56,830	267,634	56,830	267,634
Add: Undistributed profit brought forward at beginning of the period	127,349	6,261	127,349	6,261
Distributable profits	184,179	273,895	184,179	273,895
Less: Transfer to statutory common reserve	—	(26,764)	—	(26,764)
Transfer to statutory provident ...				

2. The auditors' report issued by [illegible] Co., Ltd. as signed with seal affixed by the certified public accountants thereof and the original full text of the financial statements for the first quarter 2002.

3. Original copy of all documents and announcements disclosed during the reporting period in the designated newspaper as required by the CSRC.

4. Quarterly report published in Shanghai Securities Journal, Hong Kong iMail and Hong Kong Wen Wei Po.

By order of the Board
Ma Baiyu
Chairman
Tianjin Capital Environmental Protection Company Limited

Tianjin, the PRC
29th April 2002

Tianjin Capital Environmental Protection Company Limited
Balance Sheets
As at 31st March 2002

Prepared in accordance with PRC Accounting Regulations

	Group		Company	
	31st March 2002	31st December 2001	31st March 2002	31st December 2001
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
ASSETS				
CURRENT ASSETS				
Cash and bank balances	307,492	260,468	256,601	208,770
Accounts receivable	124,935	132,312	124,750	132,312
Other receivables	1,983	548	1,972	530
Prepayment to suppliers	189,541	215,140	189,541	215,026
Inventories	2,230	2,514	2,230	2,514
Deferred expenses	144	—	144	—
Total current assets	626,325	610,982	575,238	559,152
LONG-TERM INVESTMENTS				
Long-term equity investments	4,000	4,000	20,538	21,018
FIXED ASSETS				
Fixed assets - cost	1,757,034	1,754,719	1,753,215	1,751,406
Less: Accumulated depreciation	(455,894)	(442,717)	(455,843)	(442,717)
Fixed assets - net book value	1,301,140	1,312,002	1,297,372	1,308,689
TOTAL ASSETS	1,931,465	1,926,984	1,893,148	1,888,859
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	679	209	679	199
Receipt in advance	14,068	—	14,068	—
Welfare payable	4,062	3,471	4,062	3,465
Dividend payable	106,400	106,400	106,400	106,400
Taxes payable	7,878	46,597	7,878	46,593
Other accruals	182	2,200	182	2,200
Other payables	129,767	157,545	129,488	157,531
Accrued expenses	5,673	4,583	5,673	4,583
Total current liabilities	268,709	321,005	268,430	320,971
LONG-TERM LIABILITIES				
Specific payables	36,200	36,200	—	—
TOTAL LIABILITIES	304,909	357,205	268,430	320,971
MINORITY INTERESTS	1,838	1,891	—	—
SHAREHOLDERS' EQUITY				
Share capital	1,330,000	1,330,000	1,330,000	1,330,000
Capital reserve fund	69,289	69,289	69,289	69,289
General reserves	41,250	41,250	41,250	41,250
Including:				
Statutory common reserve	27,500	27,500	27,500	27,500
Statutory provident fund	13,750	13,750	13,750	13,750
Undistributed profits	184,179	127,349	184,179	127,349

	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Net profit	56,830	267,634	56,830	267,634
Add: Undistributed profit brought forward at beginning of the period	127,349	6,261	127,349	6,261
Distributable profits	184,179	273,895	184,179	273,895
Less: Transfer to statutory common reserve	—	(26,764)	—	(26,764)
Transfer to statutory provident fund	—	(13,382)	—	(13,382)
Profit attributable to shareholders	184,179	233,749	184,179	233,749
Less: Dividend payable	—	(106,400)	—	(106,400)
Undistributable profits at the end of the period	184,179	127,349	184,179	127,349

ANNOUNCEMENT FOR THE RESOLUTIONS OF THE 23RD MEETING OF THE SECOND BOARD OF DIRECTORS

The 23rd meeting (the "Meeting") of the Second Board of Tianjin Capital Environmental Protection Company Limited (the "Company") was held on 29th April 2002 at the Company's Conference Room, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC"). The Meeting was chaired by Ms. Ma Baiyu, the Chairlady of the Company. There should be 9 directors present and 8 were present. Some members of the Supervisory Committee, the senior officers of the Company and the auditors in the PRC attended that meeting. The proceeding for convening this Meeting has complied with the relevant provisions of Company Law of the PRC and the Articles of Association of the Company. This Meeting considered and approved the following resolutions:

1. The First Quarterly Report for 2002 to be announced in the PRC and Hong Kong were considered and approved;

2. The proposal in respect of the appointment of Mr. Zhu Yanbo as the deputy general manager of the Company was considered and approved;

   Mr. Zhu Yanbo, aged 54, senior engineer, holds a Master's degree in Environmental Engineering. He graduated from Tsinghua University and Tianjin University in 1974 and 1995, respectively, major in Environmental Engineering. He has about 30 years of experience in drainage and sewage water treatment for the State. Mr. Zhu joined Tianjin Sewage Management Division since 1974 and has held positions of Supervisor of Science and Technology Department, Assistant Supervisor supervising science and technology, planning and design, management, etc. In 1982, Jizhuangzi Sewage Water Treatment Plant, the first sewage water treatment plant of Tianjin, was established and commenced operations. Mr. Zhu was the head of the Plant. In 1994, Mr. Zhu was the head of Sewage Water Research Centre in Tianjin. From 1996 to March of 2002, he worked as the Chief Engineer of Tianjin Sewage Management Division. Mr. Zhu has had further his studies in overseas famous sewage water treatment institutions in Sweden and Japan, etc. He also undertakes several important positions in social organizations for drainage treatment field, leading various technological projects for sewage water treatment of the State which reach international advanced standards and the State advanced standards. He also published a lot of documents regarding the standard for sewage water industry. Mr. Zhu joined the Company in March 2002.

3. The proposal in respect of change of the members of Audit Committee and Remuneration Committee was considered and approved;

   The Audit Committee and the Remuneration Committee comprised of the independent directors of the Company. The original committee comprised Mr. Chan Boon Teong, Mr. Li Weibin and Mr. Guan Weili. In the Annual General Meeting for 2001(the tenth Shareholders' General Meeting of the Company) held on 16th April 2002, the resignation of Mr. Li Weibin and Mr. Guan Weili from the office of the independent directors was accepted. Mr. Gao Zong Ze and Mr. Wang Xiang Fei were elected as the Company's independent directors. Hence, the Audit Committee and the Remuneration Committee now comprises Mr. Chan Boon Teong, Mr. Gao Zong Ze and Mr. Wang Xiang Fei.

4. The Working Rules for the General Manager of the Company (總經理工作細則)were considered and approved. The rules standardise the nomination of general manager, the authorities and responsibilities of the general manager and the matters to be discussed in the general manager working meeting; and

5. The policies on information disclosure management of the Company (信息披露管理制度)was considered and approved. This policies standardise, among other things, the basic principle for disclosure of information, the obligations and responsibilities for disclosure of information, the information to be disclosed and the procedures and methods of making disclosure.

Board of Directors
Tianjin Capital Environmental Protection Company Limited

Tianjin, the PRC
29th April 2002

The Standard 3 June 2002

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PAYMENT OF FINAL DIVIDEND

The Company will pay the final dividend of HK$0.07543 per share to the holders of H shares of the Company in Hong Kong on 12th June 2002.

This announcement is made further to the announcement of the resolutions passed at the annual general meeting of Tianjin Capital Environmental Protection Company Limited (the "Company") held on 16th April 2002. The Company would like to explain, in relation to the final dividend distribution of the Company for the year 2001 for H shares as follows:

1. The resolution for the payment of a final dividend of RMB0.08 per share for the year ended 31st December 2001 to all shareholders of the Company as recommended by the Board of Directors of the Company was passed at the annual general meeting held on 16th April 2002. As regards the method of payment of the final dividend, the Board of Directors makes the following announcement:

   Dividends payable to holders of H shares of the Company are required to be declared and valued in Renminbi and paid in Hong Kong dollars in accordance with the following conversion formula:

   $$\text{Dividend in Hong Kong dollars} = \frac{\text{Dividend in Renminbi}}{\text{Average HK\$/RMB exchange mid rate of the People's Bank of China for five business days prior to the date of declaration of payment of dividend}}$$

   For the purposes of the payment of this final dividend, the date of declaration is 16th April 2002. The average exchange mid rate for HK$/RMB of the People's Bank of China over a period of five business days prior to the date of declaration was HK$100 : RMB106.054. Accordingly, the final dividend per H share would be HK$0.07543.

2. The Company has appointed Bank of China (Hong Kong) Trustees Limited ("Receiving Agent"), to receive on behalf of the holders of H shares all dividends declared payable in respect of H shares of the Company. The Receiving Agent is a trust company registered under the Trustee Ordinance of Hong Kong. Cheques for the H share dividends will be issued by the Receiving Agent and are expected to be posted by ordinary mail on 12th June 2002 (i.e. the date of payment of dividends on H shares of the Company) to holders of H shares of the Company whose names appear on the register of members of the Company on 16th April 2002 at their own risks.

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 31st May 2002

03 JUN 24 AM 7:21

The Standard 12 June 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

Summary

Reference is made to the announcement made by the Company dated 25th September, 2001 (the "Announcement") relating to the discloseable and connected transactions and ongoing connected transactions for the conditional acquisition of the construction-in-progress of the Xianyanglu Plant, the Jizhuangzi Expansion Plant and the Beicang Plant from Tianjin Sewage Company. The Directors wish to announce that the Company received an approval letter from the Tianjin Construction Management Committee approving the total estimated construction cost for the Beicang Plant will be approximately RMB366,300,000 (approximately HK$342,336,000). As such, the use of net proceeds from the issue of the A Shares Convertible Bonds (as defined in the Company's announcement dated 28th February, 2002 regarding the proposed application for the issue of not more than RMB1.2 billion A Shares Convertible Bonds in the PRC ("CB Announcement")) to be applied for the construction of the Xianyanglu Plant, the Jizhuangzi Expansion Plant and the Beicang Plant will be approximately RMB49,900,000 less than the original estimation. Should the net proceeds from the issue of A Shares Convertible Bonds together with the bank loans to be obtained by the Company as detailed in the CB Announcement exceed the capital requirement for the construction of the aforesaid three plants, such balance will be applied as the additional working capital of the Company.

Capitalized terms used herein shall have the same meaning as those used in the Announcement, unless otherwise defined herein.

Reference is made to the Announcement relating to the discloseable and connected transactions and ongoing connected transactions for the conditional acquisition of the construction-in-progress of the Xianyanglu Plant, the Jizhuangzi Expansion Plant and the Beicang Plant from Tianjin Sewage Company. The Directors wish to announce that the Company received an approval letter from the Tianjin Construction Management Committee approving the total estimated construction cost for the Beicang Plant will be approximately RMB366,300,000 (approximately HK$342,336,000). This estimated construction cost represents an amount of approximately RMB49,900,000 (approximately HK$46,636,000) less than the original estimation of RMB416,200,000 (approximately HK$388,972,000) (the "Adjustment") as disclosed in the Announcement. As such, the use of net proceeds from the issue of the A Shares Convertible Bonds to be applied for the construction of the Xianyanglu Plant, the Jizhuangzi Expansion Plant and the Beicang Plant will be approximately RMB49,900,000 less than the original estimation. Should the net proceeds from the issue of A Shares Convertible Bonds together with the bank loans to be obtained by the Company as detailed in the CB Announcement exceed the capital requirement for the construction of the aforesaid three plants, such balance will be applied as the additional working capital of the Company. The Adjustment will not result in any alteration to the terms of the Sewage Water Plants Fee Agreement and, the terms of the A Shares Convertible Bonds.

Save as disclosed herein, the Directors confirm that they are not aware of any other matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

By order of the board of
Tianjin Capital Environmental Protection Company Limited
Ma Baiyu
Chairman

Tianjin, the PRC, 11th June, 2002

Unless otherwise specified, the translation of RMB into Hong Kong dollars is based on the exchange rate of HK$1.00 to RMB1.07 (for information only).

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(A joint stock company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT FOR THE RESOLUTIONS OF THE 25TH MEETING OF THE SECOND BOARD OR DIRECTORS

The 25th meeting (the "Meeting") of the Second Board of Tianjin Capital Environmental Protection Company Limited (the "Company") was held on 1st August 2002 at 10:30 a.m. at the Company's Conference Room, 3rd Floor, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC"). The Meeting was chaired by Ms. Ma Baiyu, the Chairlady of the Company. There should be 9 directors present and nine were present. Some members of the supervisory committee, the senior officers, the Company secretaries, of the Company attended that meeting. The proceeding for convening this Meeting has complied with the relevant provisions of Company Law of the PRC and the Articles of Association of the Company. This Meeting considered and approved the following resolutions:

1. The interim report and interim results announcement for the six months ended 30th June 2002 to be announced in the PRC and Hong Kong were considered and approved;
2. The proposal on improvement work of Jizhuangzi Sewage Processing Plant was considered and approved, which is expected to cost about Rmb37 million; and
3. The proposal for the Company to enter into the "Silt Removal Agreement" with Tianjin Second Urban Road Construction Company Limited of the Tianjin Municipality be considered and approved. Since Tianjin Second Urban Road Construction Company Limited of the Tianjin Municipality is under the same control of the Urban Construction Bureau of the Tianjin Municipality, which is the controlling shareholder of the Company, therefore, entering into the contract constitutes a connected transaction of the Company. Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yueqing and Mr. Zhu Min (the "Connected Directors") were abstained from voting on this resolution due to their relationship with the enterprises under the supervisory control of the Urban Construction Bureau of the Tianjin Municipality. The Directors, except for the Connected Directors, consider that the connected transaction is on normal commercial terms and is fair and reasonable. As the maximum consideration for the Silt Removal Agreement amounts to Rmb8.71 million, the entering of this transaction will be subject to the disclosure requirements under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange. The announcement is expected to be published upon execution of the Silt Removal Agreement in the Company's designated Hong Kong and Shanghai newspapers on 5th August 2002.

Board of Directors
Tianjin Capital Environmental Protection Company Limited

Tianjin, the PRC
1st August 2002

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(A joint stock company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT FOR THE RESOLUTIONS OF THE 19TH MEETING OF THE SECOND SUPERVISORY COMMITTEE

The 19th meeting of the Second Supervisory Committee of Tianjin Capital Environment Protection Company Limited (the "Company") was held on 1st August 2002 at 11:30 a.m. at the Company's Conference Room, 3rd Floor, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China. The meeting was chaired by Mr Yu Ruihua, chairman of the Supervisory Committee. There should be 6 Supervisors present, however, only 4 were present as Mr Li Kaijian and Mr Dou Zhenming, both are Supervisors, were unable to attend the meeting by reason of business trips. The proceeding for convening the meeting was in compliance with the relevant provisions of the Company Law of the PRC and the Articles of Association of the Company. The following resolutions were considered and approved in the meeting:

1. The interim report and its summary for the six months ended 30th June, 2002 were considered and approved;
2. The proposal for the Company to enter into the "Silt Removal Agreement" with Tianjin Second Urban Road Construction Company Limited of the Tianjin Municipality were considered and approved. Since Tianjin Second Urban Road Construction Company Limited of the Tianjin Municipality is under the same control of the Urban Construction Bureau of the Tianjin Municipality, which is the controlling shareholder of the Company, therefore, entering into the contract constitutes a connected transaction of the Company. The Supervisors consider that the connected transaction is on normal commercial terms, and is fair and reasonable.

Supervisory Committee
Tianjin Capital Environmental Protection Company Limited

Tianjin, the PRC
1st August 2002

Listed Companies Information

TIANJIN CAPITAL<01065> - Results Announcement (Summary)

Tianjin Capital Environmental Protection Co., Ltd. announced on 1/8/2002:
(stock code: 1065)
Year end date: 31/12/2002
Currency: RMB
Auditors' Report: N/A
Review of Interim Report by: Auditors

		(Unaudited) Current Period from 1/1/2002 to 30/6/2002 ('000)	(Unaudited) Last Corresponding Period from 1/1/2001 to 30/6/2001 ('000)
Turnover	:	243,780	208,354
Profit/(Loss) from Operations	:	156,106	141,478
Finance cost	:	-	-
Share of Profit/(Loss) of Associates	:	-	-
Share of Profit/(Loss) of Jointly Controlled Entities	:	-	-
Profit/(Loss) after Tax & MI	:	104,641	94,790
% Change over Last Period	:	+10.39%	
EPS/(LPS)-Basic	:	RMB0.08	RMB0.07
-Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	-	-
Profit/(Loss) after ETD Items	:	104,641	94,790
Interim Dividend per H Share	:	NIL	NIL
(Specify if with other options)	:	-	-
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remark:
TURNOVER AND SEGMENT INFORMATION

An analysis of the turnover and contributions to operating profit for the period by principal activities is as follows:

	New Exchanged Business		Additional New Business		
	Sewage water processing	Road and toll stations	Sewage water processing plant construction	Haihe Bridge management	Total
	Six months ended 30th June 2002				
	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Turnover	180,779	36,951	23,630	2,420	243,780
Segment results	121,465	15,021	18,035	1,585	156,106
Taxation	(40,108)	(4,957)	(5,952)	(523)	(51,540)

Profit after taxation	81,357	10,064	12,083	1,062	104,566
Minority interests	75	-	-	-	75
Profit attributable to shareholders	81,432	10,064	12,083	1,062	104,641

	New Exchanged Business		Additional New Business		
	Sewage water processing	Road and toll stations	Processing plant construction	Haihe Bridge management	Total
	Six months ended 30th June 2001				
	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Turnover	168,082	40,272	-	-	208,354
Segment results	118,418	23,060	-	-	141,478
Taxation	(39,078)	(7,610)	-	-	(46,688)
Profit attributable to shareholders	79,340	15,450	-	-	94,790

Pursuant to the PRC tax rules, the Group is subject to PRC business tax levied at 5% of operating revenue and government surcharges levied at 10% of the amount of business tax. The business tax and government surcharges related to revenues derived from the Group during the six months ended 30th June 2002 amounted to Rmb14,188,000 (2001: Rmb12,126,000) and has been deducted from the operating revenue to arrive at the turnover of the Group.

No geographical segment analysis is presented since all of the Group's operations are in the PRC.

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(A joint stock company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2002

I. ACCOUNTING DATA AND BUSINESS STATISTICS HIGHLIGHTS

1. **In accordance with the Accounting Principles Generally Accepted in Hong Kong ("HK GAAP")**

The net profit during the period and the net assets as at 30th June 2002 of the Company and its subsidiary (the "Group") as prepared in accordance with HK GAAP are Rmb104,641,000 and Rmb1,672,529,000, respectively.

2. **In accordance with the Accounting Standards and the Accounting Regulations for Business Enterprises in the PRC (collectively "PRC GAAP")**

In accordance with PRC GAAP, the Group achieved a net profit of Rmb104,641,000 during the period. Details of the major financial indicators for the period together with the comparative figures of the corresponding period and the last year are as follows:

Item	Six months ended 30th June 2002 (Audited) Rmb'000	Six months ended 30th June 2001 (Audited) Rmb'000	Year ended 31st December 2001 (Audited) Rmb'000
Net profit	104,641	94,790	267,634
Net profit excluding extraordinary items	105,576	94,498	267,551
Earnings per share *(note 2)*	Rmb0.08	Rmb0.07	Rmb0.20
Return on net assets	6.26%	6.31%	17.07%
Weighted average return on net assets excluding extraordinary items	6.52%	6.50%	17.37%
Net cash flows from operating activities per share	Rmb0.11	Rmb0.11	Rmb0.14

Item	As at 30th June 2002 (Audited) Rmb'000	As at 30th June 2001 (Audited) Rmb'000	As at 31st December 2001 (Audited) Rmb'000
Shareholders' equity	1,672,529	1,501,444	1,567,888
Net asset value per share	Rmb1.26	Rmb1.13	Rmb1.18
Adjusted net asset value per share	Rmb1.26	Rmb1.13	Rmb1.18

Notes:

1. The figures for the interim periods of 2002 and 2001 are based on the audited accounts of the Company prepared under PRC GAAP.
2. There is no change in the number of shares of the Company in issue throughout the period. As a result, the weighted average earnings per share is equal to the fully diluted earnings per share.
3. Extraordinary items include non-operating income and expenses of Rmb3,000 and Rmb938,000 respectively.

3. **Significant differences between accounts prepared under PRC GAAP and HK GAAP**

There is no difference between the net profit and net assets of the Group as prepared in accordance with HK GAAP and PRC GAAP.

II. CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

1. **Structure of share capital**

There is no change in the structure of the Company's share capital and number of shares of the Company during the period.

2. **Shareholders**

(1) Number of shareholders at the end of the period

(2) In the 22nd Meeting of the Second Board of Directors, the appointment of Mr. An Pingdong and Mr. Gu Qifeng as the deputy general managers of the Company were considered and approved. In the 23rd Meeting of the Second Board of Directors, the appointment of Mr. Zhu Yanbo as the deputy general manager of the Company was considered and approved. The announcements of the above changes were published in Shanghai Securities Daily, Hong Kong Wen Wei Po and Hong Kong iMail on 1st March 2002 and 30th April 2002, respectively.

IV. MANAGEMENT DISCUSSION AND ANALYSIS

1. **Analysis on the major operating results and financial conditions of the Group**

An analysis on the operating results and financial condition of the Group based on figures extracted from the accounts prepared under PRC GAAP is set out below:

(1) Changes in income from principal operations, profit from principal operations, net profit, and net increase in cash:

Item	Six months ended 30th June 2002 Rmb'000	Six months ended 30th June 2001 Rmb'000	Percentage increase(+)/ decrease(–)
Income from principal operations	257,968	220,480	+17.00%
Profit from principal operations	176,584	153,393	+15.12%
Net profit	104,641	94,790	+10.39%
Net increase in cash	17,698	134,169	–86.81%

Analysis: As a result of the transfer of the construction in progress of three sewage processing plant projects to the Company under conditional agreements in 2001, the Company obtained construction fees income. Income and profit from principal operations increased by 17% and 15.12% respectively during the reporting period. Net profit increased by 10.39%, compared with that of the previous period. This was attributable to the increase in income from principal operations. Due to the distribution of dividends during the reporting period, there was a decrease in the amount of net increase in cash.

(2) Total assets and changes in shareholders' equity

Item	As at 30th June 2002 Rmb'000	As at 1st January 2002 Rmb'000	Percentage increase(+)/ decrease(–)
Total assets	1,875,942	1,926,984	–2.65%
Shareholders' equity	1,672,529	1,567,888	+6.67%

Analysis: Assets decreased by 2.65% when compared with that in the beginning of the year, which was attributable to the decrease in assets of the Group. Shareholders' equity increased by 6.67%, which was attributable to the profit from the operating activities of the Group.

2. **Analysis by the management on the significant events occurred or to be occurred during the reporting period**

During the reporting period, the Group formulated the corporate development strategies on the basis of the research findings on the sewage processing market and the environmental protection industry in the PRC. It will actively pursue sewage processing business outside Tianjin, and seek to introduce cooperation partners from the international market in order to enhance and foster the technology, management as well as core competitiveness of the Group.

During the reporting period, the Company achieved certain milestones with respect to the integration of ISO 9001, ISO 14001 and OHSAS 18001 certifications. Procedural documents are now subject to pilot run. The Company has progressed scientifically, systematically and institutionally in its management.

During the reporting period, the Company applied to the China Securities Regulatory Commission for the issue of A Shares convertible bonds. The application is now being processed by the China Securities Regulatory Commission.

II. CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

1. Structure of share capital

There is no change in the structure of the Company's share capital and number of shares of the Company during the period.

2. Shareholders

(1) Number of shareholders at the end of the period

As at 30th June 2002, the Company had 29,417 shareholders including 1 State shareholder, 197 legal person shareholders, 28,980 individual shareholders and 239 foreign shareholders.

(2) As at 30th June 2002, the top ten shareholders of the Company are as follows:

	Name of shareholders	Class	Number of shares held at the end of the period	Percentage to total share capital (%)
1.	Tianjin Municipal Investment Company Limited ("TMICL") (State shares)	Domestic shares	839,020,000	63.08
2.	HKSCC Nominees Limited (foreign shares)	H shares	334,713,000	25.17
3.	Bohai Securities (of which, there are 100,000 legal person shares and 3,730,000 individual shares)	Domestic shares	3,830,000	0.29
4.	Shen Tie Jing Fa (legal person shares)	Domestic shares	3,500,000	0.26
5.	China Southern Securities Co., Ltd. (legal person shares)	Domestic shares	2,725,000	0.20
6.	Guangda Securities (individual shares)	Domestic shares	1,934,900	0.15
7.	Design No. 3 (individual shares)	Domestic shares	1,613,700	0.12
8.	Yinhe Securities (legal person shares)	Domestic shares	1,500,000	0.11
9.	Yuyuan Funds (individual shares)	Domestic shares	1,281,400	0.096
10.	Liaoning Shennong (legal person shares)	Domestic shares	1,000,000	0.075

Note:

Pursuant to the register of the shareholders as provided by the HKSCC Nominees Limited, the H Shares were held on behalf of various clients' accounts. None of them was interested in more than 5% of the total issued share capital of the Company.

(3) TMICL holds 839,020,000 shares in the Company, representing 63.08% of the Company's share capital and is the Company's largest shareholder ("Controlling Shareholder"). During the reporting period, *there has not been change in the Controlling Shareholder* of the Company.

(4) There is no relationship between TMICL and the 2nd to 10th largest shareholders. However, it is not certain whether there are any relationships between the 2nd to 10th largest shareholders.

III. DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT OF THE COMPANY

1. Interests of directors, supervisors and members of the senior management

None of the directors, supervisors or members of the senior management or their connected persons had any interest in the shares or debentures of the Company or any associated corporations during the period.

2. Changes in directors, supervisors and members of the senior management during the period

(1) In the 2001 Annual General Meeting of the Company, the resignations of Mr. Li Weibin and Mr. Guan Weili from the office of the independent directors were accepted. Mr. Gao Zong Ze and Mr. Wang Xiang Fei were elected as the Company's independent directors. The announcement of the above changes was published in *Shanghai Securities Daily*, Hong Kong Wen Wei Po and Hong Kong iMail on 17th April 2002.

partners from the international market in order to enhance and foster the technology, management as well as core competitiveness of the Group.

During the reporting period, the Company achieved certain milestones with respect *to the integration of* ISO 9001, ISO 14001 and OHSAS 18001 certifications. Procedural documents are now subject to pilot run. The Company has progressed scientifically, systematically and institutionally in its management.

During the reporting period, the Company applied to the China Securities Regulatory Commission for the issue of A Shares convertible bonds. The application is now being processed by the China Securities Regulatory Commission.

The improvement works of Jizhuangzi Sewage Processing Plant will commence in the second half of the year. However, the reconstruction will not bring any significant effect to the operation of Jizhuangzi Sewage Processing Plant.

3. Operations of the Group

(1) Scope of the principal businesses of the Group and its operating conditions

During the reporting period, the principal businesses of the Group were the operations and construction of sewage processing plant, as well as toll collection and maintenance of toll roads.

(2) Operating conditions of the principal businesses of the Group

During the reporting period, there was no material change in the operating condition of the Group. The *Group further improved its corporate governance* structure and strengthened its internal management and control at the same time. It emphasizes the research of corporate development strategies so as to enhance the core competitiveness of the Group. The Group will leverage on the specialization in its businesses to strengthen cost control and to ensure the steady growth of the Group.

1. Business and operation of the sewage processing plants

During the reporting period, the Company's sewage processing business grew steadily. The volume of sewage processed by the two sewage processing plants operated by the Company increased by 7.1% when compared with the corresponding period last year. This was attributable to the increase in volume of sewage processed subsequent to the improvement works on water intake at Dongjiao *Sewage Processing Plant.*

2. Business and operation of the toll roads

During the reporting period, the toll income dropped by 8% when compared with the same period last year, which was attributable to the combination of Wei Guo Road and Yuejin Road toll stations into one resulting in suspension of *toll collection for three months for construction purpose.* However, as this segment does not represent a significant proportion of the principal operations of the Group, the effect on the overall income of the Group was minimal.

3. Construction of the three sewage processing plants

During the reporting period, the construction work carried out at Beicang Sewage Processing Plant, Xianyanglu Sewage Processing Plant and the expansion project of Jizhuangzi Sewage Processing Plant amounted to Rmb66,620,000. The Company received construction fee of Rmb25,005,000.

The Company is in the process of finalising the remaining transfer procedures in repect of the acquisition *of the construction projects of the three sewage water processing plants.* The Company understands that Tianjin Sewage Company ("TSC") neither has the intention nor has issued a written notice in respect of the cancellation of the transfer agreements. The construction of the projects has never been discontinued since 24th September 2001. In the event that the transfers could not be completed, according to the transfer agreements, the Company would be entitled to receive from TSC the construction fees for services performed and to recover the construction costs incurred. For the purpose of preparation of these accounts, the Company has obtained the confirmation from TSC regarding the construction fees receivable by the Company and the construction costs incurred as at 30th June 2002. However, since the transfers have not been completed, the construction costs incurred by the Company during the period from 24th September 2001 to 30th June 2002 was recorded as prepayments to suppliers, and the full amount will be transferred to construction-in-progress of the Company's accounts upon completion.

4. Management of Haihe Bridge

During the reporting period, the construction work carried out at Haihe Bridge amounted to Rmb120 million. The Company received a management fee at an amount of Rmb2,560,000 on the basis of the work completed.

The financial data of the businesses are summarized as follows:

	Transaction volume	Income	Percentage of total income	Net profit	Percentage of net profit
		Rmb'000	*%*	*Rmb'000*	*%*
Sewage water processing business	101 million cubic meters	191,301	74.16	81,432	77.82
Toll roads and toll stations business	1,420,319 times of vehicle	39,102	15.16	10,064	9.62
Construction of the three sewage water processing plants	Rmb66.62 million	25,005	9.69	12,083	11.55
Management of Haihe Bridge	Rmb120 million	2,560	0.99	1,062	1.01
Total		257,968	100.00	104,641	100.00

4. **Operations and results of the companies in which the Company has controlling interests and investment companies**

(1) Operations and results of the company in which the Company has controlling interests

As at the end of the period, the Company owns 90% equity interest in Tianjin Water Recycling Company Limited. The registered capital of the company is Rmb20 million. The facilities and equipment for the supply of recycled water of the company are still under construction. For the six months ended 30th June 2002, the company incurred a loss of Rmb750,000.

(2) Operations and results of the investment companies

1. As at the end of the period, the Company invested Rmb2 million in Tianjin Beifang Rencaigang Company Limited, representing 6.1% of its registered capital. For the six months ended 30th June 2002, the company incurred a loss of Rmb2,130,000.

2. As at the end of the period, the Company invested Rmb2 million in Tianjin Baotong Light Materials Company Limited, representing 20% of its registered capital. The company is still at the set up stage and its operation has not yet been commenced.

5. **Operation and development plan of the Group for the second half year**

During the second half of 2002, the Group will further strengthen its management and technology participation in accordance with the operation plan formulated at the beginning of the year. With the actual production and operation incurred during the first half of the year and the production environment for the second half of the year, the fulfillment of the objectives for the whole year is thus ensured.

(1) To continue the construction of the expansion project of Jizhuangzi Sewage Processing Plant and the construction projects of Xianyanglu Sewage Processing Plant and Beicang Sewage Processing Plant, as well as the transfer of loans for these projects.

(2) To conduct an overhaul for Jizhuangzi Sewage Processing Plant so as to integrate the expansion project of Jizhuangzi Sewage Processing Plant and to ensure that the processing capability of Jizhuangzi Sewage Processing Plant, upon the completion of its expansion project, will reach 540,000 tonnes per day.

(3) To actively cooperate with international leading sewage processing companies so as to enhance the technical skills and management capability of the Company.

(4) To develop sewage water processing market outside Tianjin, and to explore opportunities with respect to the construction and operation of sewage processing plants so as to achieve economies of scale.

(5) To complete the construction of technology development centre and to develop environmental protection products, equipment and technologies relating to the processing of sewage water in municipalities, as well as the development of technologies and its application in the development of the Group.

(6) To conduct a pilot run on the procedural documents for ISO 9001, ISO 14001 and OHSAS 18001 and to obtain approval and issue of integration certification. The management of the Company will be more scientific, systematic and institutionalized.

(7) To implement the plan for the issue of convertible bonds when it is appropriate.

V. **SIGNIFICANT EVENTS**

1. Conditions of corporate governance

TMICL. Pursuant to the Road Repair and Maintenance Agreement, TURBCC will charge the Company fees based on the rates prescribed under the Index for Estimation of Repair and Maintenance Costs for National Urban Construction (Jian She Bu Cheng 1993 No. 412) issued by the Ministry of Construction from time to time.

(5) The Company and TMICL entered into the Lease Agreement on 10th October 2000, pursuant to which the Company would lease from TMICL upon the completion of the asset exchange a building situated at No. 18 Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the PRC, with a total gross floor area of approximately 674 sq. m. as its office premises. The annual rental payable by the Company to TMICL is Rmb450,000 and such annual rental will be adjusted every three years based on the then market rentals determined by an independent valuer.

(6) The Company and TMICL entered into the Lease Agreement on 7th April 2002, pursuant to which the Company would lease from TMICL a building situated at No. 45 Guizhou Road, Heping District, Tianjin, the PRC as its major office premises. The premises comprise of total gross floor area of approximately 2,528 sq.m.. In view of the Lease Agreement entered into on 10th October 2000 by the Company and TMICL referred to in the preceding item, the Company and TMICL have hereby agreed upon negotiation that the rental for this Lease Agreement shall be determined at Rmb600,000. The Company intends to propose to the shareholders for the change of its registered address to No. 45 Guizhou Road, Heping District, Tianjin, the PRC, whilst the above-mentioned Lease Agreement shall be discharged at the same time, whereupon the rental shall be re-negotiated by the Company and TMICL.

(7) The Company entered into transactions with the related companies as a result of Jizhuangzi Expansion Plant and Xianyanglu Sewage Processing Plant. Such connected transactions are ongoing in nature. Please refer to note 24 headed "Connected Transactions" set out in the text of the financial statements of the interim report.

The independent directors of the Company confirmed that the above transactions were conducted in accordance with normal commercial terms.

6. During the reporting period, the Company did not hold in custody, hire or lease any asset, and there is no company that hold in custody, hire or lease any asset of the Company.

7. During the reporting period, the Company did not enter into any guarantee.

8. During the reporting period, the Company did not enter into any trust arrangement with any third party for financial management matters.

9. There were no proceeds raised during the reporting period, nor were there any utilization of proceeds carried forward into the reporting period.

10. Other than the aforesaid three construction-in-progress projects during the reporting period, there being no other investment involving funds not derived from raising of proceeds.

11. The Company will continue to engage PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. as its auditor in the PRC. The responsible certified public accountants are Zhou Zhong-hui and Wang Xiao, respectively. For the six months ended 30th June 2002, the audit fees incurred were Rmb1,435,026 (including accommodation expenses of Rmb35,026).

VI. FINANCIAL INFORMATION

(1) ACCOUNTS PREPARED IN ACCORDANCE WITH PRC GAAP

AUDITED BALANCE SHEET
As At 30th June 2002

	Group		Company	
	30th June 2002	**31st December 2001**	**30th June 2002**	**31st December 2001**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
ASSETS				
CURRENT ASSETS				
Cash and bank balances	278,166	260,468	218,843	208,770
Accounts receivable	80,496	132,312	80,362	132,312
Other receivables	1,118	548	1,104	530
Prepaid income tax	30,710	—	30,710	—
Prepayment to suppliers	187,785	215,140	167,060	215,026

Group.

(6) To conduct a pilot run on the procedural documents for ISO 9001, ISO 14001 and OHSAS 18001 and to obtain approval and issue of integration certification. The management of the Company will be more scientific, systematic and institutionalized.

(7) *To implement the plan for the issue of convertible bonds when it is appropriate.*

V. SIGNIFICANT EVENTS

1. Conditions of corporate governance

In compliance with the Companies Law, Securities Law and the requirements on laws and regulations related to the CSRC, the Company devotes a lot of efforts to improve the corporate governance structure of the Company under the system of legal person, so as to achieve standardization on the operations of the Company. Pursuant to the requirements of the "Principles of corporate governance of listed companies" as promulgated by the CSRC and the State Economic and Trade Commission on 7th January 2002, the Company formulated the Rules governing the procedures for proceedings at the shareholders general meeting, the Rules governing the procedures for proceedings at the board meeting, the Rules governing the procedures for proceedings at the supervisory committee, the System for disclosure of information and the working rules for the general manager.

The Company has also established the system of independent directors. There are three independent directors among the members of the board of directors, which represent one third of the total number of directors. The independent directors are specialized *in law and accounting.*

The Company will make continuous efforts to refine, supplement and amend the aforesaid constitution and system from time to time during the course of ordinary business in accordance with the relevant laws, regulations, constitutions and system, so as to better leverage on the function of the shareholders' general meeting, the board of directors, the supervisory committee and the management as a whole, thereby the operations of the Company can be regulated.

2. Implementation of the profit distribution plan for 2001

The profit distribution plan for 2001 was approved in the 2001 Annual General Meeting and completed the distribution. The ex-dividend date was 6th June 2002 and the date for the payment of dividend was 12th June 2002.

3. During the reporting period, there was no litigation and arbitration that was material to the Company.

4. Progress on the acquisition of major assets during the reporting period

In accordance with the three conditional agreements approved at the extraordinary general meeting held on 12th November 2001, the Agreement on the transfer of the construction-in-progress of the Beicang Sewage Processing Plant, Agreement on the transfer of the construction-in-progress of the Jizhuangzi Sewage Processing Plant and the Agreement on the transfer of the construction-in-progress of the Xianyanglu Sewage Processing Plant, entered into between the Company and TSC on 24th September 2001, the procedures for the transfers of loans were still in process and have not become duly effective. The Company will proceed with the transfers of loans in the second half of the year.

5. Significant connected transactions

During the reporting period, the Company had material connected transactions as follows:

(1) The Company entered into the Agreement on the transfer of the construction in progress of the Beicang Sewage Treatment Plant, Agreement on the transfer of the construction in progress of the Jizhuangzi Expansion Plant, the Agreement on the transfer of the construction in progress of the Xianyanglu Sewage Treatment Plant and the Sewage Treatment Plant Construction Agreement with TSC on 24th September 2001. Pursuant to the aforesaid agreement the volume actually transacted was Rmb66,620,000 during the reporting period. Income received in accordance with Sewage Water Treatment Plant Construction Agreement was Rmb25,005,000.

(2) Pursuant to the Haihe Bridge Management Agreement in respect of the Southeastern Half Ring entered into between the Company and TMICL on 24 September 2001, the volume actually transacted during *the period was* Rmb120 million. Income received was Rmb2,560,000.

(3) Pursuant to the Sewage Water Processing Agreement entered into between TMICL and TSC on 10th October 2000, TSC agreed to procure TMICL to process sewage water for a term of 30 years. TSC is a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau. The agreement was initially entered into between TMICL and TSC, as the sewage water processing business was owned and operated by TMICL at that time. After the completion of the asset exchange, the rights and obligations of TMICL were automatically transferred to the Company. The Company becomes a party to the agreement replacing TMICL. According to the pricing formula, the processing fee payable is structured on a cost-plus-profit approach, and is linked to, among other things, the cost of processing sewage water, a fixed return on the capital investment and incentive payments. During the reporting period, the Company processed 101 million cubic meters of sewage water and received Rmb191 million of sewage treatment fee in accordance with the Sewage Water Processing Agreement entered into with TSC.

(4) Pursuant to the road repair and maintenance agreement and the supplementary agreement thereof entered into between TMICL and Tianjin Urban Road and Bridge Construction Company ("TURBCC") *on 1st October 2000* and 24th November 2000, respectively, TURBCC will maintain and repair the Southeastern Half Ring Road for TMICL. TURBCC is a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau. The agreement was initially entered into between TMICL and TURBCC, as the Southeastern Half Ring Road was owned and operated by TMICL at that *time. After the completion of the asset exchange, the rights* and obligations of TMICL were automatically transferred to the Company. The Company becomes a party to the agreement replacing

ASSETS				
CURRENT ASSETS				
Cash and bank balances	278,166	260,468	218,843	208,770
Accounts receivable	80,496	132,312	80,362	132,312
Other receivables	1,118	548	1,104	530
Prepaid income tax	30,710	—	30,710	—
Prepayment to suppliers	187,785	215,140	167,969	215,026
Inventories	1,971	2,514	1,971	2,514
Prepaid expenses	640	—	621	—
Total current assets	580,886	610,982	501,580	559,152
LONG-TERM INVESTMENTS				
Long-term equity investments	4,000	4,000	20,343	21,018
FIXED ASSETS				
Fixed assets - cost	1,758,700	1,754,719	1,753,379	1,751,406
Less: Accumulated depreciation	(467,644)	(442,717)	(467,529)	(442,717)
Fixed assets - net book value	1,291,056	1,312,002	1,285,850	1,308,689
TOTAL ASSETS	1,875,942	1,926,984	1,807,773	1,888,859
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	414	209	294	199
Welfare payable	4,430	3,471	4,424	3,465
Dividend payable	2,723	106,400	2,723	106,400
Taxes payable	3,805	46,597	3,799	46,593
Other accruals	168	2,200	168	2,200
Other payables	149,071	157,545	119,050	157,531
Accrued expenses	4,786	4,583	4,786	4,583
Total current liabilities	165,397	321,005	135,244	320,971
LONG-TERM LIABILITIES				
Specific payables	36,200	36,200	—	—
TOTAL LIABILITIES	201,597	357,205	135,244	320,971
MINORITY INTERESTS	1,816	1,891	—	—
SHAREHOLDERS' EQUITY				
Share capital	1,330,000	1,330,000	1,330,000	1,330,000
Capital reserve fund	69,289	69,289	69,289	69,289
General reserves	41,250	41,250	41,250	41,250
Including:				
Statutory common reserve	27,500	27,500	27,500	27,500
Statutory provident fund	13,750	13,750	13,750	13,750
Undistributed profits	231,990	127,349	231,990	127,349
Total shareholders' equity	1,672,529	1,567,888	1,672,529	1,567,888
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,875,942	1,926,984	1,807,773	1,888,859

AUDITED PROFIT AND LOSS ACCOUNT
For The Six Months Ended 30th June 2002

	Group Six months ended 30th June		Company Six months ended 30th June	
	2002	**2001**	**2002**	**2001**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Income from principal operations	257,968	220,480	257,968	220,480
Less: Cost for principal operations	(67,196)	(54,961)	(67,196)	(54,961)
Business tax and surcharges	(14,188)	(12,126)	(14,188)	(12,126)
Profit from principal operations	176,584	153,393	176,584	153,393
Add: Profit from other operations	352	—	8	—
Less: Administrative expenses	(20,871)	(12,449)	(19,747)	(12,449)
Financial income — net	976	242	945	242
Operating profit	157,041	141,186	157,790	141,186
Less: *Investment loss*	—	—	(674)	—

P.3

	Group Six months ended 30th June 2002 Rmb'000	Group 2001 Rmb'000	Company Six months ended 30th June 2002 Rmb'000	Company 2001 Rmb'000
Add: Non-operating income	3	321	3	321
Less: Non-operating expenses	(938)	(29)	(938)	(29)
Total profit	156,106	141,478	156,181	141,478
Less: Income tax	(51,540)	(46,688)	(51,540)	(46,688)
Minority interests	75	—	—	—
Net profit	104,641	94,790	104,641	94,790

AUDITED PROFIT APPROPRIATION STATEMENT
For The Six Months Ended 30th June 2002

	Group Six months ended 30th June 2002 Rmb'000	Group 2001 Rmb'000	Company Six months ended 30th June 2002 Rmb'000	Company 2001 Rmb'000
Net profit	104,641	94,790	104,641	94,790
Add: Undistributed profits at beginning of the period	127,349	6,261	127,349	6,261
Profits available for appropriation	231,990	101,051	231,990	101,051
Less: Transfer to statutory common reserve	—	(9,479)	—	(9,479)
Transfer to statutory provident fund	—	(4,740)	—	(4,740)
Undistributed profits at end of the period	231,990	86,832	231,990	86,832

AUDITED CASH FLOW STATEMENT
For The Six Months Ended 30th June 2002

Items	Group Six months ended 30th June 2002 Rmb'000	Group 2001 Rmb'000	Company Six months ended 30th June 2002 Rmb'000	Company 2001 Rmb'000
Cash flows from operating activities				
Cash inflows:				
Cash received from rendering of services	310,603	220,297	309,918	220,297
Other cash received relating to operating activities	36,392	4,271	6,392	4,271
Sub-total of cash inflows	346,995	224,568	316,310	224,568
Cash outflows:				
Cash paid for goods and services	(28,275)	(19,253)	(27,925)	(19,253)
Cash paid to and on behalf of employees	*(16,913)*	*(14,870)*	*(16,201)*	*(14,870)*
Taxes paid	(142,059)	(47,218)	(142,032)	(47,218)
Other cash paid relating to operating activities	(14,462)	(1,213)	(14,173)	(1,213)
Sub-total of cash outflows	(201,709)	(82,554)	(200,331)	(82,554)
Net cash flows from operating activities	145,286	142,014	115,979	142,014

(2) ACCOUNTS PREPARED IN ACCORDANCE WITH HK GAAP

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For The Six Months Ended 30th June 2002

	Notes	Unaudited Six months ended 30th June 2002 Rmb'000	Unaudited 2001 Rmb'000
TURNOVER	3	243,780	208,354
Cost of sales		(67,196)	(54,961)
Gross profit		176,584	153,393
Other revenues		1,419	563
Administrative expenses		(20,871)	(12,449)
Other operating expenses		(1,026)	(29)
Profit before taxation	4	156,106	141,478
Taxation	5	(51,540)	(46,688)
Profit after taxation		104,566	94,790
Minority interests		75	—
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		104,641	94,790
Transfers to reserves	7	—	(14,219)
PROFIT RETAINED FOR THE PERIOD		104,641	80,571
		Rmb	Rmb
EARNINGS PER SHARE	8	0.08	0.07

NOTES TO THE INTERIM ACCOUNTS

1 PRINCIPAL ACTIVITIES AND MODE OF OPERATIONS

The Company was established on 8th June 1993 in the People's Republic of China (the "PRC") as a joint stock limited company. Its former name was *Tianjin Bohai Chemical Industry (Group) Company Limited.* On 20th December 2000, the Company carried out an exchange of business and related net assets, on a portfolio basis, with its current controlling shareholder Tianjin Municipal Investment Company Limited ("TMICL"). The manufacture and sale of marine chemical products business previously conducted by the Company and its former subsidiaries, and the related net assets, were transferred out and *all the former subsidiaries were disposed: The sewage water processing business* and road and toll stations business (the "New Exchanged Business") previously conducted by TMICL, and the related net assets, were transferred in. On 8th January 2001, the name of the Company was officially changed to Tianjin Capital Environmental Protection Company Limited.

Subsequent to the exchange of business and related net assets as described above, the Company set up a subsidiary engaging in the business of water recycling during the second half of year 2001. The subsidiary is still in the set up stage. In addition, on 24th September 2001, the Company commenced additional new businesses including the sewage water processing plants construction and the Haihe Bridge project management (the "*Additional New Business*"). *The operations of the Additional* New Business are independent from that of the New Exchanged Business mentioned above.

Details of the principal activities and mode of operations conducted by the Company subsequent to the exchange of business and related net assets as described above are set out below:

(a) **The New Exchanged Business conducted by the Company since 21st December 2000**

Operating unit	Location	Principal activities
Dongjiao Sewage Water Processing Plant and Jizhuangzi Sewage Water Processing Plant	Tianjin, the PRC	Provision of sewage water processing services to Tianjin Sewage Company, details of which are set out below.
Southeastern Half Ring Road and toll stations	Tianjin, the PRC	Ownership of the right to set up toll stations at the junctions between the city roads of Tianjin and expressways leading to the city, and to collect toll fees from all motor vehicles entering the city of Tianjin at such toll stations, *other than vehicles which are registered in Tianjin or exempted from toll payments under the relevant PRC rules and regulations, for a term expiring on 28th* February 2029.

The sewage water processing business included in the New Exchanged Business is conducted according to a Sewage Water Processing Agreement, pursuant to which the sewage water processing services are rendered by the Dongjiao Sewage Water *Processing Plant and* Jizhuangzi Sewage Water Prodessing Plant to Tianjin Sewage Company ("TSC"), a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau, at prices to be determined in accordance with a pricing formula stipulated in the agreement. The pricing formula effectively allows the sewage water processing business to fully recover the actual operating costs, including depreciation and amortisation of fixed assets but *excluding interest expenses* and foreign exchange gains or losses, and to earn a return of 15% per annum of the average balance of the monthly net book value of fixed assets (as defined in the agreement) of the sewage water processing operations, and incentive pricing adjustments for cost saving and/or when actual processing volume exceeds the minimum processing volume stipulated in the agreement.

	Group 2002	Group 2001	Company 2002	Company 2001
Other cash received relating to operating activities	36,392	4,271	6,392	4,271
Sub-total of cash inflows	346,995	224,568	316,310	224,568
Cash outflows:				
Cash paid for goods and services	(28,275)	(19,253)	(27,925)	(19,253)
Cash paid to and on behalf of employees	(16,913)	(14,870)	(16,201)	(14,870)
Taxes paid	(142,059)	(47,218)	(142,032)	(47,218)
Other cash paid relating to operating activities	(14,462)	(1,213)	(14,173)	(1,213)
Sub-total of cash outflows	(201,709)	(82,554)	(200,331)	(82,554)
Net cash flows from operating activities	145,286	142,014	115,979	142,014
Cash flows from investing activities				
Cash inflows:				
Other cash received relating to investing activities	1,063	—	1,033	—
Cash outflows:				
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(24,974)	(7,845)	(3,262)	(7,845)
Net cash flows from investing activities	(23,911)	(7,845)	(2,229)	(7,845)
Cash flows from financing activities				
Cash outflows:				
Cash payments for distribution of dividends or profits	(103,677)	—	(103,677)	—
Net increase in cash	17,698	134,169	10,073	134,169

Supplementary Information

	Group Six months ended 30th June 2002		Company Six months ended 30th June 2002	
	2002	**2001**	**2002**	**2001**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
(i) Reconciliation of net profit to net cash flows from operating activities				
Net profit	104,641	94,790	104,641	94,790
Add/(Less):				
Minority interests	(75)	—	—	—
Depreciation and amortisation of fixed assets	25,328	23,948	25,213	23,948
Losses on disposal of fixed assets	889	23	889	23
Loss on investments	—	—	674	—
Decrease in inventories	543	197	543	197
Decrease/(Increase) in operating receivables	65,892	(2,218)	66,069	(2,218)
(Decrease)/Increase in operating payables	(51,932)	25,274	(82,050)	25,274
Net cash flows from operating activities	145,286	142,014	115,979	142,014
(ii) Net increase in cash				
Cash at end of the period	278,166	186,008	218,843	186,008
Less: cash at beginning of the period	(260,468)	(51,839)	(208,770)	(51,839)
Net increase in cash	17,698	134,169	10,073	134,169

Jizhuangzi Sewage Water Processing Plant		
Southeastern Half Ring Road and toll stations	Tianjin, the PRC	Ownership of the right to set up toll stations at the junctions between the city roads of Tianjin and expressways leading to the city, and to collect toll fees from all motor vehicles entering the city of Tianjin at such toll stations, other than vehicles which are registered in Tianjin or exempted from toll payments under the relevant PRC rules and regulations, for a term expiring on 28th February 2029.

The sewage water processing business included in the New Exchanged Business is conducted according to a Sewage Water Processing Agreement, pursuant to which the sewage water processing services are rendered by the Dongjiao Sewage Water Processing Plant and Jizhuangzi Sewage Water Prodessing Plant to Tianjin Sewage Company ("TSC"), a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau, at prices to be determined in accordance with a pricing formula stipulated in the agreement. The pricing formula effectively allows the sewage water processing business to fully recover the actual operating costs, including depreciation and amortisation of fixed assets but excluding interest expenses and foreign exchange gains or losses, and to earn a return of 15% per annum of the average balance of the monthly net book value of fixed assets (as defined in the agreement) of the sewage water processing operations, and incentive pricing adjustments for cost saving and/or when actual processing volume exceeds the minimum processing volume stipulated in the agreement.

(b) The Additional New Business conducted by the Company since 24th September 2001

(i) *Sewage Water Processing Plants Construction Business*

On 24th September 2001, the Company and TSC entered into the Xianyanglu Sewage Water Processing Plant Construction-in-progress Transfer Agreement, the Jizhuangzi (Expansion) Sewage Water Processing Plant Construction-in-progress Transfer Agreement and the Beicang Sewage Water Processing Plant Construction-in-progress Transfer Agreement (the "Transfer Agreements"). Upon the execution of the Transfer Agreements, the Company is responsible for the construction and the funding requirements of the above projects.

Pursuant to the Transfer Agreements, the Company conditionally agreed to acquire from TSC the constructions-in-progress of Xianyanglu Sewage Water Processing Plant, Jizhuangzi (Expansion) Sewage Water Processing Plant and its related facilities, and Beicang Sewage Water Processing Plant (the "Sewage Plant Construction Projects"), in Tianjin. The aggregate considerations payable by the Company to TSC for the acquisition of the Sewage Plant Construction Projects amounted to Rmb137,892,000, which will be payable upon the completion of the transfers. Rmb81,473,000 of the considerations payable represented the value of the Sewage Plant Construction Projects as at 31st July 2001 as determined by a valuation performed by a PRC independent valuer based on the replacement cost method and the status of completion of these plants. The remaining balance of Rmb56,419,000 represented reimbursement of the construction costs incurred by TSC during the period from 1st August 2001 to 24th September 2001, and was determined by an audit performed by the Company's PRC auditors. In addition, pursuant to the Transfer Agreements, the Company will assume the rights and obligations of certain bank loan facilities, totalling approximately Rmb1,460 million, already contracted by TSC for the Sewage Plant Construction Projects upon completion of the transfers.

In addition, the Company and TSC entered into a Sewage Water Plants Construction Fee Agreement ("Construction Fee Agreement") on 24th September 2001. Pursuant to the agreement, TSC will pay and the Company will charge, a fee during the construction period of the sewage water processing plants, as incentives to remunerate the Company to take responsibility for the construction of the sewage water processing plants.

The aggregate construction fees payable to the Company for the above construction projects of the three sewage water treatment plants amount to approximately Rmb 1,170 million, which represents 23.7% of the simple yearly/period average of the estimated construction costs to be incurred during the construction period from 24th September 2001 to the respective dates of completion and commissioning of operations of each of the sewage water processing plants. Pursuant to the Construction Fee Agreement, the construction fees will be payable by TSC to the Company in advance on a monthly basis based on amounts calculated according to the percentage of completion of the respective construction projects estimated by management. The percentage of completion of each project will be adjusted on a quarterly basis according to the certifications issued by qualified independent surveyors or engineers.

The details of the above Sewage Plant Construction Projects are set out below:

	Xianyanglu Sewage Water Processing Plant Construction Project	Jizhuangzi Sewage Water Processing Plant Expansion Project	Beicang Sewage Water Processing Plant Construction Project
Location	Tianjin, the PRC	Tianjin, the PRC	Tianjin, the PRC
Daily capacity *(cubic meter)* upon completion of construction	450,000	280,000	100,000
Estimated date of completion	End of 2004	End of 2003	End of 2005
Estimated total construction costs required *(Rmb'million)*	1,134	978	416
Estimated construction fees *(Rmb'million)*	589	317	264
% of completion of construction			
— as at 31st December 2001	6.0%	14.4%	3.8%
— as at 30th June 2002	7.3%	19.6%	4.0%
Construction fees recognised by the Company *(Rmb'million)*			
— up to 31st December 2001	35	46	10
— up to 30th June 2002	43	62	11

The Company is actively in the process of finalising the remaining transfer procedures in respect of the acquisition of the Sewage Plant Construction Projects. The Company understands that TSC neither has the intention nor has issued a written notice to cancel the Transfer Agreements. Since 24th September 2001, the construction of the projects has never been discontinued. In the event that the transfers could not be completed, according to the Transfer Agreements, the Company would be entitled to receive the construction fees for services performed and to recover the construction costs incurred from TSC. For the purpose of preparation of these accounts, the Company has obtained the confirmation from TSC regarding the construction fees receivable by the Company and the construction costs incurred as at 30th June 2002. However, since the transfers have not been completed, the construction costs incurred by the Company during the period from 24th September 2001 to 30th June 2002 could only be recorded as prepayments to suppliers for the time being, and the full amount will be transferred to the Company's construction-in-progress accounts upon completion.

(ii) *Haihe Bridge Project Management Business*

On 24th September 2001, the Company entered into the Haihe Bridge Project Management Agreement with the current controlling shareholder, the owner of the Haihe Bridge Construction Project. According to the agreement, the Company will provide project management services to TMICL for the construction of Haihe Bridge and will be entitled to a total sum of project management fee amounting to Rmb10,650,000. The construction of Haihe Bridge is expected to be completed on or before 31st December 2002.

The Company will receive the project management fee on a monthly basis according to the percentage of completion of the construction of Haihe Bridge. The percentage of completion during a year or period is determined based on the certifications issued by qualified independent surveyors or engineers. In the event that upon the completion of the construction of the Haihe Bridge, the construction cost incurred is less or more than the budget, as the case may be, the Company will be entitled to certain reward or penalty, respectively.

2. ACCOUNTING POLICIES

The unaudited condensed consolidated interim accounts ("Interim Accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No.25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and Appendix 16 of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Interim Aaccounts should be read in conjunction with the *2001 annual accounts*.

The accounting policies and methods of computation used in the preparation of the Interim Accounts are consistent with those used in the annual accounts for the year ended 31st December 2001 except that the Group has adopted the following new and revised SSAPs which became effective for accounting periods commencing on or after 1st January 2002:

SSAP 1 (revised):	Presentation of financial statements
SSAP 11 (revised):	Foreign currency translation
SSAP 15 (revised):	Cash flow statements
SSAP 25 (revised):	Interim financial reporting
SSAP 34:	Employee benefits

The adoption of these new and revised SSAPs has no material effect on the Group's results other than presentational changes. Certain comparative figures have been reclassified to conform with the current period's presentation.

3. TURNOVER AND SEGMENT INFORMATION

An analysis of the turnover and contributions to operating profit for the period by principal activities is as follows:

	New Exchanged Business		Additional New Business		
	Sewage water processing *Rmb'000*	Road and toll stations *Rmb'000*	Sewage water processing plant construction *Rmb'000*	Haihe Bridge management *Rmb'000*	Total *Rmb'000*
Six months ended 30th June 2002					
Turnover	180,779	36,951	23,630	2,420	243,780
Segment results	121,465	15,021	18,035	1,585	156,106
Taxation	(40,108)	(4,957)	(5,952)	(523)	(51,540)
Profit after taxation	81,357	10,064	12,083	1,062	104,566
Minority interests	75	—	—	—	75
Profit attributable to shareholders	81,432	10,064	12,083	1,062	104,641
Six months ended 30th June 2001					
Turnover	168,082	40,272	—	—	208,354
Segment results	118,418	23,060	—	—	141,478
Taxation	(39,078)	(7,610)	—	—	(46,688)
Profit attributable to shareholders	79,340	15,450	—	—	94,790

Pursuant to the PRC tax rules, the Group is subject to PRC business tax levied at 5% of operating revenue and government surcharges levied at 10% of the amount of business tax. The business tax and government surcharges related to revenues derived from the Group during the six months ended 30th June 2002 amounted to Rmb14,188,000 (2001: Rmb12,126,000) and has been deducted from the operating revenue to arrive at the turnover of the Group.

No geographical segment analysis is presented since all of the Group's operations are in the PRC.

4. PROFIT BEFORE TAXATION

Profit before taxation is stated after charging the following:

	Six months ended 30th June 2002 *Rmb'000*	2001 *Rmb'000*
Depreciation and amortisation	25,328	23,948
Staff costs	17,221	15,238
Repair and maintenance costs	9,771	3,610
Loss on disposal of fixed assets	889	23

5. TAXATION

No Hong Kong profits tax has been provided as the Group has no assessable profits in Hong Kong (2001: nil). PRC income tax has been charged at 33% (2001: 33%) on the assessable profits of the Group.

	Six months ended 30th June 2002 *Rmb'000*	2001 *Rmb'000*
PRC income tax	51,540	46,688

6. DIVIDEND

No dividend was proposed by the Company for the six months ended 30 June 2001 and 30 June 2002.

7. TRANSFERS TO RESERVES

The Company's board of directors does not recommend the appropriation of net profit for the six months ended 30th June 2002. The profit appropriation scheme will be decided after the 2002 accounts being audited. The transfers to statutory common reserve and statutory provident fund in last year represented 10% and 5% of the net profit of the Company for the six months ended 30th June 2001, respectively.

8. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of Rmb104,641,000 (2001: Rmb94,790,000) and 1,330,000,000 shares (2001: 1,330,000,000 shares) in issue during the period.

VII. PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. The Company has not purchased or sold any of the Company's shares during the period.

VIII. AUDIT COMMITTEE

The Audit Committe comprises the independent non-executive directors, Messrs Chan Boon Teong, Wang Xiang Fei and Gao Zong Ze. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial *reporting matters including a review* of the Interim Accounts of the Company prepared under HK GAAP.

IX. CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not or was not, for any part of the period, in compliance with the Code of Best Practice.

X. DOCUMENTS AVAILABLE FOR INSPECTION

1. Interim report for 2002 signed by the Chairman;
2. Statement of accounts, undersigned and sealed by the legal representative, the officer in charge of the accounting works (Chief Financial Accountant) and the officer in charge of the accounting department:
3. Auditors' report on the accounts of the Company prepared under PRC GAAP for the six months ended 30th June 2002, sealed by the accounting firm and undersigned by the certified public accountants;
4. Original copies of documents and announcements of the Company which were publicly disclosed on newspapers and magazines specified by CSRC during the period covered by this report;
5. Articles of Association of the Company; and
6. Interim report for 2002 *as published for Hong Kong securities market (available on or before 15th August* 2002).

XI. PUBLICATION OF FINANCIAL INFORMATION

The information in this announcement contains the same information in the announcement published by the Company in the PRC. The interim results announcement of the Company will be published simultaneously in the PRC and Hong Kong. The interim report for the six months ended 30th June 2002, which set out all the information required by paragraphs 46(1) and 46(3) inclusive in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, will be available for publication on both the websites of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and the Shanghai Stock Exchange (http://www.sse.com.cn) from the date of this announcement.

By order of the Board
Ma Baiyu
Chairman

Tianjin, the PRC
1st August 2002

03 JUN 24 **The Standard** **5 August 2002**

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION
PROVISION OF SILT REMOVAL SERVICES BY TIANJIN SECOND URBAN ROAD CONSTRUCTION COMPANY LIMITED

On 2nd August, 2002, Tianjin Capital Environmental Protection Company Limited (the "Company") entered into the silt removal agreement (the "Silt Removal Agreement") with Tianjin Second Urban Road Construction Company Limited ("TSURCCL"), pursuant to which TSURCCL has agreed to provide to the Company the silt removal services, including, among other things, on-site silt removal and land flattening works on Jizhuangzi Sewage Treatment Plant (the "Plant"). The consideration for the silt removal services is calculated in accordance with a fixed rate per cubic metre on the basis of the silt processed, and the total consideration will not be more than RMB8,705,500 (approximately HK$8,212,736). The consideration was determined after arm's length negotiation, and reflected the prevailing market price. The Company will settle such consideration in cash. The Directors, including the independent non-executive directors, considered the terms of the Silt Removal Agreement were made in accordance with normal commercial terms, and were fair and reasonable so far as the independent shareholders are concerned. As TSURCCL is a State-owned enterprise established in the PRC with limited liability and under the supervisory control of the Urban Construction Bureau of Tianjin Municipality which is the same bureau supervising the controlling shareholder of the Company, the Silt Removal Agreement constitutes a connected transaction for the Company. Further, as the maximum consideration for the silt removal services under the Silt Removal Agreement amounts to RMB8,705,500 (approximately HK$8,212,736) and represents approximately 0.5% of the audited consolidated net tangible assets of the Company as at 31st December, 2001, the connected transaction shall be disclosed appropriately under the disclosure requirement pursuant to Rule 14.25 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Details of the transaction is required to be disclosed by press announcement and included in the Company's next published annual report.

SILT REMOVAL AGREEMENT

Date

2nd August, 2002

Parties

(i) the Company

(ii) TSURCCL, a State-owned enterprise established in the PRC with limited liability and under the supervisory control of the Urban Construction Bureau of Tianjin Municipality

Particulars of Silt Removal Agreement

Pursuant to the Silt Removal Agreement, TSURCCL has agreed to provide to the Company the silt removal services, including, among other things, on-site silt removal and land flattening works on the Plant. The removal services will commence on 5th August, 2002 and is expected to be completed on 2nd November, 2002. The silt removal services are provided by TSURCCL to the Company on normal commercial terms and are conducted in the ordinary course of business of TSURCCL.

Consideration under the Silt Removal Agreement

The consideration for the silt removal services is calculated in accordance with a fixed rate per cubic metre on the basis of the silt processed, including, among others, silt removal fee at RMB 5 per cubic metre, and land flattening fee at RMB 17.7 per cubic metre. The total consideration will not be more than RMB8,705,500 (approximately HK$8,212,736). The consideration was determined after arm's length negotiation, and reflected the prevailing market price. The price to be charged by TSURCCL is more favourable than that charged by any independent third party. The directors of the Company, including the independent non-executive directors, considered that the terms of the Silt Removal Agreement were made in accordance with normal commercial terms, and were fair and reasonable so far as the independent shareholders are concerned.

The consideration will be settled by the Company in cash through internal resources within 56 days after the issue of the project completion report by TSURCCL. The issuance of the project completion report is subject to the satisfactory inspection of the site area by both the Company and TSURCCL.

REASONS FOR ENTERING INTO THE SILT REMOVAL AGREEMENT

The Company is principally engaged in the provision of urban construction and environmental protection related businesses in Tianjin. During the operation of the Plant, the silt retained in the Plant has to be removed from the pool within the Plant. The directors of the Company consider that the removal services form part of the sewage treatment process. Accordingly, the entering into the silt removal agreement is in the ordinary course of business of the Company and is beneficial to the Company and the shareholders of the Company as a whole.

GENERAL

As TSURCCL is a State-owned enterprise established in the PRC with limited liability and under the supervisory control of the Urban Construction Bureau of Tianjin Municipality which is the same bureau supervising the controlling shareholder of the Company, the Silt Removal Agreement constitutes connected transaction for the Company. The maximum consideration for the silt removal services under the Silt Removal Agreement amounts to RMB8,705,500 (approximately HK$8,212,736) which represents approximately 0.5% of the audited consolidated net tangible assets of the Company as at 31st December, 2001. Accordingly, the connected transaction shall be disclosed appropriately under the disclosure requirement pursuant to Rule 14.25 of the Listing Rules. *Details of the transaction is required to be disclosed by press announcement and included in the Company's* next published annual report.

Unless otherwise specified in this announcement, the translation of RMB into Hong Kong dollars is based on the exchange rate of HK$1.00 to RMB1.06 (for information only).

By Order of the Board
Tianjin Capital Environmental Protection Company Limited
Ma Bai Yu

Tianjin, the PRC, 2nd August, 2002

Interim Report for the six months ended 30th June 2002



Tianjin Capital Environmental Protection Company Limited

天 津 創 業 環 保 股 份 有 限 公 司

I. COMPANY PROFILE

1. Company name

Chinese name	天津創業環保股份有限公司 (the "Company") (Formerly known as 天津渤海化工 (集團) 股份有限公司)
English name	Tianjin Capital Environmental Protection Company Limited (Formerly known as Tianjin Bohai Chemical Industry (Group) Company Limited)

2. Company address

Registered address	No.18 Jinlong Apartment Shuishang Park North Road Nankai District Tianjin The People's Republic of China (the "PRC") Postal Code: 300074
Principal office address	No. 45 Guizhou Road Heping District Tianjin The PRC Postal Code : 300051

3. Company representative

Legal representative	Ms Ma Baiyu
Secretary and representatives for securities affairs to the Board of Directors	Ms Fu Yana
Correspondence address	No. 45 Guizhou Road Heping District Tianjin The PRC Postal Code : 300051
Telephone number	86-22-2352 3036
Fax number	86-22-2352 3100
E-mail address	tjcep@public.tpt.tj.cn
Company Secretary	Mr Ip Pui Sum
Correspondence address	Flat A, E, F, 16/F. Yardley Commercial Building 3 Connaught Road West Sheung Wan Hong Kong
Telephone number	852-2803 2373
Fax number	852-2540 6365
E-mail address	ippuisum@my.netvigator.com

I. COMPANY PROFILE

4. Designated media for the Company's announcement

Newspapers for the Company's announcement	Shanghai Securities Daily, Hong Kong Wen Wei Pao and The Standard
Website as required by the China Securities Regulatory Commission ("CSRC") for the Company's interim report	http://www.sse.com.cn
Website as required by The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") for the Company's interim report	http://www.hkex.com.hk
Place where the Company's interim report is available for inspection	Office for Secretary to the Board of Directors No. 45 Guizhou Road Heping District Tianjin The PRC Postal Code : 300051

5. Information about the Company's listed shares

Place for listing of A Shares	Shanghai Securities Exchange ("SSE")
Short form	Tianjin Capital
Share code	600874
Place for listing of H Shares	Hong Kong Stock Exchange
Short form	Tianjin Capital
Share code	1065

II. ACCOUNTING DATA AND BUSINESS STATISTICS HIGHLIGHTS

1. IN ACCORDANCE WITH THE ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP")

The net profit during the period and the net assets as at 30th June 2002 of the Company and its subsidiary (the "Group") as prepared in accordance with HK GAAP are Rmb104,641,000 and Rmb1,672,529,000 respectively.

2. IN ACCORDANCE WITH THE ACCOUNTING STANDARDS AND THE ACCOUNTING REGULATIONS FOR BUSINESS ENTERPRISES IN THE PRC (COLLECTIVELY "PRC GAAP")

In accordance with PRC GAAP, the Group achieved a net profit of Rmb104,641,000 during the period. Details of the major financial indicators for the period together with the comparative figures of the corresponding period and the last year are as follows:

Item	**Six months ended 30th June**		**Year ended 31st December**
	2002	**2001**	**2001**
	Rmb'000	*Rmb'000*	*Rmb'000*
Net profit	104,641	94,790	267,634
Net profit excluding extraordinary items	105,576	94,498	267,551
Earnings per share *(note 2)*	Rmb0.08	Rmb0.07	Rmb0.20
Return on net assets	6.26%	6.31%	17.07%
Weighted average return on net assets excluding extraordinary items *(note 3)*	6.52%	6.50%	17.37%
Net cash flows from operating activities per share	Rmb0.11	Rmb0.11	Rmb0.14

	As at 30th June 2002	**As at 30th June 2001**	**As at 31st December 2001**
	Rmb'000	*Rmb'000*	*Rmb'000*
Shareholders' equity	1,672,529	1,501,444	1,567,888
Net asset value per share	Rmb1.26	Rmb1.13	Rmb1.18
Adjusted net asset value per share	Rmb1.26	Rmb1.13	Rmb1.18

Notes:

1. The figures for the interim periods of 2002 and 2001 and year 2001 are based on the audited accounts of the Company prepared under PRC GAAP.
2. There is no change in the number of shares of the Company in issue throughout the period. As a result, the weighted average earnings per share is equal to the fully diluted earnings per share.
3. Extraordinary items include non-operating income and expenses of Rmb3,000 and Rmb938,000 respectively.

3 SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTS PREPARED UNDER PRC GAAP AND HK GAAP

There is no difference between the net profit and net assets of the Group as prepared in accordance with HK GAAP and PRC GAAP.

III. CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

1. STRUCTURE OF SHARE CAPITAL

There is no change in the structure of the Company's share capital and number of shares of the Company during the period.

2. SHAREHOLDERS

(1) Number of shareholders at the end of the period

As at 30th June 2002, the Company had 29,417 shareholders including 1 State shareholder, 197 legal person shareholders, 28,980 domestic circulating shareholders and 239 foreign circulating shareholders. All of the State shares and legal person shares are non-circulating shares.

(2) As at 30th June 2002, the top ten shareholders of the Company are as follows:

Name of shareholders	Class	Number of shares held at the end of the period	Percentage to total share capital (%)
1. Tianjin Municipal Investment Company Limited ("TMICL") (State shares)	Domestic shares	839,020,000	63.08
2. HKSCC Nominees Limited (foreign circulating shares)	H shares	334,713,000	25.17
3. Bohai Securities (of which, there are 100,000 legal person shares and 3,730,000 circulating shares)	Domestic shares	3,830,000	0.29
4. Shen Tie Jing Fa (legal person shares)	Domestic shares	3,500,000	0.26
5. China Southern Securities Co., Ltd. (legal person shares)	Domestic shares	2,725,000	0.20
6. Guangda Securities (circulating shares)	Domestic shares	1,934,900	0.15
7. Design No. 3 (circulating shares)	Domestic shares	1,613,700	0.12
8. Yinhe Securities (legal person shares)	Domestic shares	1,500,000	0.11
9. Yuyuan Funds (circulating shares)	Domestic shares	1,281,400	0.096
10. Liaoning Shennong (legal person shares)	Domestic shares	1,000,000	0.075

Note:

Pursuant to the register of the shareholders as provided by the HKSCC Nominees Limited, the H Shares were held on behalf of various clients' accounts. None of them was interested in more than 5% of the total issued share capital of the Company.

(3) TMICL holds 839,020,000 shares in the Company, representing 63.08% of the Company's share capital and is the Company's largest shareholder ("Controlling Shareholder"). During the reporting period, there has not been any change in the Controlling Shareholder of the Company.

(4) There is no relationship between TMICL and the 2nd to 10th largest shareholders. However, it is not certain whether there are any relationships between the 2nd to 10th largest shareholders.

IV. DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT OF THE COMPANY

1. INTERESTS OF DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT

None of the directors, supervisors or members of the senior management or their connected persons had any interest in the shares or debentures of the Company or any associated corporations during the period.

2. CHANGES IN DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT DURING THE PERIOD

(1) In the 2001 Annual General Meeting of the Company, the resignations of Mr. Li Weibin and Mr. Guan Weili from the office of the independent directors were accepted. Mr. Gao Zong Ze and Mr. Wang Xiang Fei were elected as the Company's independent directors. The announcement of the above changes was published in Shanghai Securities Daily, Hong Kong Wen Wei Po and Hong Kong iMail on 17th April 2002.

(2) In the 22nd Meeting of the Second Board of Directors, the appointments of Mr. An Pindong and Mr. Gu Qifeng as the deputy general managers of the Company were considered and approved. In the 23rd Meeting of the Second Board of Directors, the appointment of Mr. Zhu Yanbo as the deputy general manager of the Company was considered and approved. The announcements of the above changes were published in Shanghai Securities Daily, Hong Kong Wen Wei Po and Hong Kong iMail on 1st March 2002 and 30th April 2002 respectively.

V. MANAGEMENT DISCUSSION AND ANALYSIS

1. ANALYSIS ON THE MAJOR OPERATING RESULTS AND FINANCIAL CONDITIONS OF THE GROUP

An analysis of the operating results and financial condition of the Group based on figures extracted from the accounts prepared under PRC GAAP is set out below:

(1) Changes in income from principal operations, profit from principal operations, net profit, and net increase in cash:

Item	Six months ended 30th June 2002 *Rmb'000*	2001 *Rmb'000*	Percentage increase(+)/decrease(-)
Income from principal operations	257,968	220,480	+17.00%
Profit from principal operations	176,584	153,393	+15.12%
Net profit	104,641	94,790	+10.39%
Net increase in cash	17,698	134,169	-86.81%

Analysis: As a result of signing of a conditional agreement in 2001 in respect of the transfer of the construction in progress of three sewage processing plant projects to the Company upon completion of certain conditions, the Company commenced construction of those projects since the signing date and obtained construction fees income. Income and profit from principal operations increased by 17% and 15.12% respectively during the reporting period. Net profit increased by 10.39%, compared with that of the previous period. This was attributable to the increase in income from principal operations. Due to the distribution of dividends during the reporting period, there was a decrease in the amount of net increase in cash.

(2) Total assets and changes in shareholders' equity

Item	As at 30th June 2002 *Rmb'000*	As at 1st January 2002 *Rmb'000*	Percentage increase(+)/decrease(-)
Total assets	1,875,942	1,926,984	-2.65%
Shareholders' equity	1,672,529	1,567,888	+6.67%

Analysis: Assets decreased by 2.65% when compared with that at the beginning of the year, which was attributable to the decrease in assets of the Group. Shareholders' equity increased by 6.67%, which was attributable to the profit from the operating activities of the Group.

2. MANAGEMENT'S ANALYSIS ON THE SIGNIFICANT EVENTS OCCURRED DURING OR TO BE OCCURRED AFTER THE REPORTING PERIOD

During the reporting period, the Group formulated the corporate development strategies on the basis of the research findings on the sewage processing market and the environmental protection industry in the PRC. It will actively pursue sewage processing business outside Tianjin, and seek to bring in business partners from the international market in order to enhance and foster the technology, management as well as core competitiveness of the Group.

During the reporting period, the Company achieved certain milestones with respect to the integration of ISO 9001, ISO 14001 and OHSAS 18001 certifications. Procedural documents are now subject to pilot run. The Company has made progress scientifically, systematically and institutionally in its management.

During the reporting period, the Company applied to the China Securities Regulatory Commission for the issue of A Shares convertible bonds. The application is now being processed by the China Securities Regulatory Commission.

The improvement works on Jizhuangzi Sewage Processing Plant will commence in the second half of the year. However, the reconstruction will not bring any significant effect to the operation of Jizhuangzi Sewage Processing Plant.

V. MANAGEMENT DISCUSSION AND ANALYSIS

3. OPERATIONS OF THE GROUP

(1) Scope of the principal businesses of the Group and its operating conditions

During the reporting period, the principal businesses of the Group were the operations and construction of sewage processing plant, as well as toll collection and maintenance of toll roads.

(2) Operating conditions of the principal businesses of the Group

During the reporting period, there was no material change in the operating condition of the Group. The Group further improved its corporate governance structure and strengthened its internal management and control at the same time. It emphasizes the research of corporate development strategies, so as to enhance the core competitiveness of the Group . The Group will leverage on the specialization in its businesses to strengthen cost control and to ensure the steady growth of the Group.

1. Business and operation of the sewage processing plants

During the reporting period, the Company's sewage processing business grew steadily. The volume of sewage processed by the two sewage processing plants operated by the Company increased by 7.1% when compared with the corresponding period last year. This was attributable to the increase in volume of sewage processed subsequent to the improvement works on water intake at Dongjiao Sewage Processing Plant.

2. Business and operation of the toll roads

During the reporting period, the toll income dropped by 8% when compared with the same period last year, which was attributable to the combination of Wei Guo Road and Yuejin Road toll stations into one resulting in suspension of toll collection for three months for construction purpose. However, as this segment does not represent a significant proportion of the principal operations of the Group, the effect on the overall income of the Group was minimal.

3. Construction of the three sewage processing plants

During the reporting period, the construction work carried out at Beicang Sewage Processing Plant, Xianyanglu Sewage Processing Plant and the expansion project of Jizhuangzi Sewage Processing Plant amounted to Rmb66,620,000. The Company received construction fee of Rmb25,005,000.

The Company is in the process of finalising the remaining transfer procedures in respect of the acquisition of the construction projects of the three sewage water processing plants. The Company understands that Tianjin Sewage Company ("TSC") neither has the intention nor has issued a written notice in respect of the cancellation of the transfer agreements. The construction of the projects has never been discontinued since 24th September 2001. In the event that the transfers could not be completed, according to the transfer agreements, the Company would be entitled to receive from TSC the construction fees for services performed and to recover the construction costs incurred. For the purpose of preparation of these accounts, the Company has obtained the confirmation from TSC regarding the construction fees receivable by the Company and the construction costs incurred as at 30th June 2002. However, since the transfers have not been completed, the construction costs incurred by the Company during the period from 24th September 2001 to 30th June 2002 was recorded as prepayments to suppliers, and the full amount will be transferred to the Company's construction-in-progress accounts upon completion.

3. OPERATIONS OF THE GROUP *(Cont'd)*

4. Management of Haihe Bridge

During the reporting period, the construction work carried out at Haihe Bridge amounted to Rmb120 million. The Company received a management fee at an amount of Rmb2,560,000 on the basis of the work completed.

The financial data of the businesses are summarized as follows:

	Transaction volume	**Income**	**Percentage of total income**	**Net profit**	**Percentage of net profit**
		Rmb'000	*%*	*Rmb'000*	*%*
Sewage water processing business	101 million cubic meters	191,301	74.16	81,432	77.82
Road and toll stations business	1,420,319 times of vehicle	39,102	15.16	10,064	9.62
Construction of the three sewage water processing plants	Rmb66.62 million	25,005	9.69	12,083	11.55
Management of Haihe Bridge	Rmb120 million	2,560	0.99	1,062	1.01
Total		257,968	100.00	104,641	100.00

4. OPERATIONS AND RESULTS OF THE COMPANIES IN WHICH THE COMPANY HAS CONTROLLING INTERESTS AND OTHER NON-CONTROLLING INVESTMENTS

(1) Operations and results of the company in which the Company has controlling interests

As at the end of the period, the Company owns 90% equity interest in Tianjin Water Recycling Company Limited. The registered capital of the company is Rmb20 million. The facilities and equipment for the supply of recycled water of the company are still under construction. For the six months ended 30th June 2002, the company incurred a loss of Rmb750,000.

(2) Operations and results of other non-controlling investments

1. As at the end of the period, the Company invested Rmb2 million in Tianjin Beifang Rencaigang Company Limited, representing 6.1% of its registered capital. For the six months ended 30th June 2002, the company incurred a loss of Rmb2,130,000.

2. As at the end of the period, the Company invested Rmb2 million in Tianjin Baotong Light Materials Company Limited, representing 20% of its registered capital. The company is still at the set up stage and its operation has not yet been commenced.

V. MANAGEMENT DISCUSSION AND ANALYSIS

5. OPERATION AND DEVELOPMENT PLAN OF THE GROUP FOR THE SECOND HALF YEAR

In the second half of 2002, the Group will further strengthen its management and technology participation in accordance with the operation plan formulated at the beginning of the year. With the production and operations incurred during the first half of the year and the production environment for the second half of the year, the objectives for the year can be achieved. The operation and development plan of the Group for the second half year is set out below:

(1) To continue the construction for the expansion project of Jizhuangzi Sewage Processing Plant and the construction projects of Xianyanglu Sewage Processing Plant and Beicang Sewage Processing Plant, as well as the transfer of loans for these projects.

(2) To conduct an overhaul for Jizhuangzi Sewage Processing Plant so as to integrate the expansion project of Jizhuangzi Sewage Processing Plant and to ensure that the processing capability of Jizhuangzi Sewage Processing Plant, upon the completion of its expansion project, will reach 540,000 tonnes per day.

(3) To actively cooperate with international leading sewage processing companies so as to enhance the technical skills and management capability of the Company.

(4) To develop sewage water processing market outside Tianjin, and to explore opportunities with respect to the construction and operation of sewage processing plants so as to achieve economies of scale.

(5) To complete the construction of technology development centre and to develop environmental protection products, equipment and technologies relating to the processing of sewage water in municipalities, as well as the development of technologies and its application in the development of the Group.

(6) To conduct a pilot run on the procedural documents for ISO 9001, ISO 14001 and OHSAS 18001 and to obtain approval and issue of integration certification. The management of the Company will be more scientific, systematic and institutionalized.

(7) To implement the plan for the issue of convertible bonds when it is appropriate.

VI. SIGNIFICANT EVENTS

1. Conditions of corporate governance

   In compliance with the Companies Law, Securities Law and the requirements on laws and regulations related to the CSRC, the Company devotes a lot of efforts to improve the corporate governance structure of the Company under the system of legal person, so as to achieve standardization on the operations of the Company. Pursuant to the requirements of the "Principles of corporate governance of listed companies" as promulgated by the CSRC and the State Economic and Trade Commission on 7th January 2002, the Company formulated the Rules for governing the procedures for operating the shareholders general meeting, the Rules for governing the procedures for operating the board meeting, the Rules for governing the procedures for operating the supervisory committee, the System for disclosure of information and the working rules for the general manager.

   The Company has also established the system of independent directors. There are three independent directors among the members of the board of directors, which represent one third of the total number of directors. The independent directors are specialized in law and accounting.

   The Company will make continuous efforts to refine, supplement and amend the aforesaid constitution and system from time to time during the course of ordinary business in accordance with the relevant laws, regulations, constitutions and system, so as to better leverage on the function of the shareholders' general meeting, the board of directors, the supervisory committee and the management as a whole, thereby the operations of the Company can be regulated.

2. Implementation of the profit distribution plan for 2001

   The profit distribution plan for 2001 was approved in the 2001 Annual General Meeting and the distribution has been made. The ex-dividend date was 6th June 2002 and the date for the payment of dividend was 12th June 2002.

3. During the reporting period, there was no litigation and arbitration that was material to the Group.

4. Progress on the acquisition of major assets during the reporting period

   In accordance with the three conditional agreements approved at the extraordinary general meeting held on 12th November 2001, the Agreement on the transfer of the construction-in-progress of the Beicang Sewage Processing Plant, Agreement on the transfer of the construction-in-progress of the Jizhuangzi (Expansion) Sewage Processing Plant and the Agreement on the transfer of the construction-in-progress of the Xianyanglu Sewage Processing Plant, entered into between the Company and TSC on 24th September 2001, the procedures for the transfers of loans were still in process and have not become duly effective. The Company will proceed with the transfers of loans in the second half of the year.

5. Significant connected transactions

During the reporting period, the Company had material connected transactions as follows:

(1) The Company entered into the Agreement on the transfer of the construction in progress of the Beicang Sewage Treatment Plant, the Agreement on the transfer of the construction in progress of the Jizhuangzi Expansion Plant, the Agreement on the transfer of the construction in progress of the Xianyanglu Sewage Processing Plant, and the Sewage Processing Plant Construction Fee Agreement, with TSC on 24th September 2001. Pursuant to the aforesaid agreements, the Construction work performed amounted to Rmb66,620,000 during the reporting period. Income received in accordance with Sewage Water Processing Plant Construction Fee Agreement was Rmb25,005,000.

(2) Pursuant to the Haihe Bridge Management Agreement in respect of the Southeastern Half Ring entered into between the Company and TMICL on 24th September 2001, the construction works actually completed during the period was Rmb120 million. Income received was Rmb2,560,000.

(3) Pursuant to the Sewage Water Processing Agreement entered into between TMICL and TSC on 10th October 2000, TSC agreed to procure TMICL to process sewage water for a term of 30 years. TSC is a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau. The agreement was initially entered into between TMICL and TSC, as the sewage water processing business was owned and operated by TMICL at that time. After the completion of the asset exchange, the rights and obligations of TMICL were automatically transferred to the Company. The Company becomes a party to the agreement replacing TMICL. According to the pricing formula, the processing fee payable is structured on a cost-plus-profit approach, and is linked to, among other things, the cost of processing sewage water, a fixed return on the capital investment and incentive payments. During the reporting period, the Company processed 101 million cubic meters of sewage water and received Rmb191 million of sewage treatment fee in accordance with the Sewage Water Processing Agreement entered into with TSC.

(4) Pursuant to the Road Repair and Maintenance Agreement and the supplementary agreement thereof entered into between TMICL and Tianjin Urban Road and Bridge Construction Company ("TURBCC") on 1st October 2000 and 24th November 2000, respectively, TURBCC will maintain and repair the Southeastern Half Ring Road for TMICL. TURBCC is a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau. The agreement was initially entered into between TMICL and TURBCC, as the Southeastern Half Ring Road was owned and operated by TMICL at that time. After the completion of the asset exchange, the rights and obligations of TMICL were automatically transferred to the Company. The Company becomes a party to the agreement replacing TMICL. Pursuant to the Road Repair and Maintenance Agreement, TURBCC will charge the Company fees based on the rates prescribed under the Index for Estimation of Repair and Maintenance Costs for National Urban Construction (Jian She Bu Cheng 1993 No. 412) issued by the Ministry of Construction from time to time.

(5) The Company and TMICL entered into a Building Leasing Agreement on 10th October 2000, pursuant to which the Company would lease from TMICL upon the completion of the asset exchange a building situated at No. 18 Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the PRC, with a total gross floor area of approximately 674 sq. m. as its office premises. The annual rental payable by the Company to TMICL is Rmb450,000 and such annual rental will be adjusted every three years based on the then market rentals determined by an independent valuer.

(6) The Company and TMICL entered into a Building Leasing Agreement on 7th April 2002, pursuant to which the Company would lease from TMICL a building situated at No. 45 Guizhou Road, Heping District, Tianjin, the PRC as its major office premises. The premises comprise of a total gross floor area of approximately 2,528 sq.m.. In view of the Lease Agreement entered into on 10th October 2000 by the Company and TMICL referred to in the preceding item, the Company and TMICL have hereby agreed upon negotiation that the rental for this Lease Agreement shall be determined at Rmb600,000. The Company intends to propose to the shareholders for the change of its registered address to No. 45 Guizhou Road, Heping District, Tianjin, the PRC, whilst the above-mentioned Lease Agreement shall be discharged at the same time, whereupon the rental shall be re-negotiated by the Company and TMICL.

VI. SIGNIFICANT EVENTS

(7) The Company entered into transactions with related companies as a result of Jizhuangzi Expansion Plant and Xianyanglu Sewage Processing Plant. Such connected transactions are ongoing in nature. Please refer to note 24 "Related party transactions" set out in the accounts prepared under PRC GAAP and note 15 "Related party transactions" set out in the accounts prepared under HK GAAP of the interim report.

The independent directors of the Company confirmed that the above transactions were conducted in accordance with normal commercial terms.

6. During the reporting period, the Company did not hold in custody, hire or lease any asset, and there is no other company that hold in custody, hire or lease any asset of the Company.

7. During the reporting period, the Company did not enter into any guarantee.

8. During the reporting period, the Company did not enter into any trust arrangement with any third party for financial management matters.

9. There were no proceeds raised during the reporting period, nor were there any utilization of proceeds carried forward into the reporting period.

10. Other than the aforesaid three construction projects during the reporting period, there being no other investment involving funds not derived from raising of proceeds.

11. The Company will continue to engage PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. as its auditor in the PRC. The responsible certified public accountants are Zhou Zhong-hui and Wang Xiao. For the six months ended 30th June 2002, the audit fees incurred were Rmb1,435,026 (including accommodation expenses of Rmb35,026).

VII. REPORT OF THE PRC AUDITORS

PRICEWATERHOUSECOOPERS
普 华 永 道

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd.
Mailing address:
12F, Shui On Plaza
333 Huai Hai Zhong Lu
Shanghai 200021
People's Republic of China
Telephone: +86 (21) 6386 3388
Facsimile: +86 (21) 6386 3300

TO THE SHAREHOLDERS OF TIANJIN CAPITAL ENVIRONMENTAL PROTECTION COMPANY LIMITED

We have accepted the appointment by the shareholders of Tianjin Capital Environmental Protection Company Limited (the "Company") and audited the balance sheets of the Company and the Group (the Company and its subsidiary) as at 30th June 2002 and their profit and loss accounts, profit appropriation statements and cash flow statements for the six month period from 1st January 2002 to 30th June 2002. The Company is responsible for these accounts. Our responsibility is to express an audit opinion on the accounts. Our audit was conducted in accordance with China Certified Public Accountants' Independent Auditing Standards and consequently included such auditing procedures as were considered necessary and appropriate to the Company's and the Group's circumstances, including examination, on a test basis, of the Company's and the Group's transactions and accounting records.

In our opinion, the accounts of the Company and the Group as set out on pages 14 to 39 present fairly, in all material respects, the financial position of the Company and the Group as at 30th June 2002 and their results and cash flows for the six month period from 1st January 2002 to 30th June 2002 in accordance with China's Accounting Standards and Accounting Regulations for Business Enterprises. The accounting policies used in the preparation of the accounts for the period are consistent with those used in the preceding year.

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd.	**Zhou Zhong Hui** *Certified Public Accountant*	**Wang Xiao** *Certified Public Accountant*

Shanghai, China
1st August 2002

VIII. ACCOUNTS PREPARED IN ACCORDANCE WITH PRC GAAP

BALANCE SHEET

As At 30th June 2002

	Notes	Group 30th June 2002 Rmb'000	Group 31st December 2001 Rmb'000	Company 30th June 2002 Rmb'000	Company 31st December 2001 Rmb'000
ASSETS					
CURRENT ASSETS					
Cash and bank balances	3	278,166	260,468	218,843	208,770
Accounts receivable	4	80,496	132,312	80,362	132,312
Other receivables	5	1,118	548	1,104	530
Prepaid income tax	6	30,710	—	30,710	—
Prepayments to suppliers	7	187,785	215,140	167,969	215,026
Inventories	8	1,971	2,514	1,971	2,514
Prepaid expenses		640	—	621	—
Total current assets		580,886	610,982	501,580	559,152
LONG-TERM INVESTMENTS					
Long-term equity investments	9	4,000	4,000	20,343	21,018
FIXED ASSETS					
Fixed assets - cost		1,758,700	1,754,719	1,753,379	1,751,406
Less: Accumulated depreciation		(467,644)	(442,717)	(467,529)	(442,717)
Fixed assets - net book value	10	1,291,056	1,312,002	1,285,850	1,308,689
TOTAL ASSETS		1,875,942	1,926,984	1,807,773	1,888,859

The accompanying notes form an integral part of these accounts.

Ma Baiyu	**An Pindong**	**Shi Zhenjuan**
Company Representative	*Chief Accountant*	*Accounts Preparer*

VIII. ACCOUNTS PREPARED IN ACCORDANCE WITH PRC GAAP

BALANCE SHEET *(Cont'd)*
As At 30th June 2002

	Notes	Group 30th June 2002 Rmb'000	Group 31st December 2001 Rmb'000	Company 30th June 2002 Rmb'000	Company 31st December 2001 Rmb'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Accounts payable		414	209	294	199
Welfare payable		4,430	3,471	4,424	3,465
Dividend payable	11	2,723	106,400	2,723	106,400
Taxes payable	12	3,805	46,597	3,799	46,593
Other accruals		168	2,200	168	2,200
Other payables	13	149,071	157,545	119,050	157,531
Accrued expenses		4,786	4,583	4,786	4,583
Total current liabilities		165,397	321,005	135,244	320,971
LONG-TERM LIABILITIES					
Specific payables	14	36,200	36,200	—	—
TOTAL LIABILITIES		201,597	357,205	135,244	320,971
MINORITY INTERESTS		1,816	1,891	—	—
SHAREHOLDERS' EQUITY					
Share capital	15	1,330,000	1,330,000	1,330,000	1,330,000
Capital reserve fund	16	69,289	69,289	69,289	69,289
General reserves	16	41,250	41,250	41,250	41,250
Including:					
Statutory common reserve		27,500	27,500	27,500	27,500
Statutory provident fund		13,750	13,750	13,750	13,750
Undistributed profits	17	231,990	127,349	231,990	127,349
Total shareholders' equity		1,672,529	1,567,888	1,672,529	1,567,888
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,875,942	1,926,984	1,807,773	1,888,859

The accompanying notes form an integral part of these accounts.

Ma Baiyu	**An Pindong**	**Shi Zhenjuan**
Company Representative	*Chief Accountant*	*Accounts Preparer*

VIII. ACCOUNTS PREPARED IN ACCORDANCE WITH PRC GAAP

PROFIT AND LOSS ACCOUNT

For The Six Months Ended 30th June 2002

		Group		Company	
		Six months ended 30th June		Six months ended 30th June	
		2002	2001	2002	2001
	Notes	Rmb'000	Rmb'000	Rmb'000	Rmb'000
INCOME FROM PRINCIPAL OPERATIONS	18	257,968	220,480	257,968	220,480
Less: Costs for principal operations	18	(67,196)	(54,961)	(67,196)	(54,961)
Business tax and surcharges	18	(14,188)	(12,126)	(14,188)	(12,126)
PROFIT FROM PRINCIPAL OPERATIONS		176,584	153,393	176,584	153,393
Add: Profit from other operations		352	—	8	—
Less: Administrative expenses		(20,871)	(12,449)	(19,747)	(12,449)
Financial income - net	19	976	242	945	242
OPERATING PROFIT		157,041	141,186	157,790	141,186
Less: Investment loss	20	—	—	(674)	—
Add: Non-operating income		3	321	3	321
Less: Non-operating expenses		(938)	(29)	(938)	(29)
TOTAL PROFIT		156,106	141,478	156,181	141,478
Less: Income tax	21	(51,540)	(46,688)	(51,540)	(46,688)
Minority interests		75	—	—	—
NET PROFIT		104,641	94,790	104,641	94,790

The accompanying notes form an integral part of these accounts.

Ma Baiyu	**An Pindong**	**Shi Zhenjuan**
Company Representative	*Chief Accountant*	*Accounts Preparer*

PROFIT APPROPRIATION STATEMENT

For The Six Months Ended 30th June 2002

		Group		Company	
		Six months ended 30th June		Six months ended 30th June	
		2002	2001	2002	2001
	Notes	Rmb'000	Rmb'000	Rmb'000	Rmb'000
NET PROFIT		104,641	94,790	104,641	94,790
Add: Undistributed profits at beginning of the period		127,349	6,261	127,349	6,261
Profits available for appropriation		231,990	101,051	231,990	101,051
Less: Transfer to statutory common reserve	16(b)	—	(9,479)	—	(9,479)
Transfer to statutory provident fund	16(b)	—	(4,740)	—	(4,740)
UNDISTRIBUTED PROFITS AT END OF THE PERIOD		231,990	86,832	231,990	86,832

The accompanying notes form an integral part of these accounts.

Ma Baiyu
Company Representative

An Pindong
Chief Accountant

Shi Zhenjuan
Accounts Preparer

VIII. ACCOUNTS PREPARED IN ACCORDANCE WITH PRC GAAP

CASH FLOW STATEMENT

For The Six Months Ended 30th June 2002

Items	Group Six months ended 30th June 2002 Rmb'000	Group Six months ended 30th June 2001 Rmb'000	Company Six months ended 30th June 2002 Rmb'000	Company Six months ended 30th June 2001 Rmb'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash inflows:				
Cash received from rendering of services	310,603	220,297	309,918	220,297
Other cash received relating to operating activities	36,392	4,271	6,392	4,271
Sub-total of cash inflows	346,995	224,568	316,310	224,568
Cash outflows:				
Cash paid for goods and services	(28,275)	(19,253)	(27,925)	(19,253)
Cash paid to and on behalf of employees	(16,913)	(14,870)	(16,201)	(14,870)
Taxes paid	(142,059)	(47,218)	(142,032)	(47,218)
Other cash paid relating to operating activities	(14,462)	(1,213)	(14,173)	(1,213)
Sub-total of cash outflows	(201,709)	(82,554)	(200,331)	(82,554)
Net cash flows from operating activities	145,286	142,014	115,979	142,014
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash inflows:				
Other cash received relating to investing activities	1,063	—	1,033	—
Cash outflows:				
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(24,974)	(7,845)	(3,262)	(7,845)
Net cash flows from investing activities	(23,911)	(7,845)	(2,229)	(7,845)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash outflows:				
Cash payments for distribution of dividends or profits	(103,677)	—	(103,677)	—
NET INCREASE IN CASH	17,698	134,169	10,073	134,169

The accompanying notes form an integral part of these accounts.

Ma Baiyu	An Pindong	Shi Zhenjuan
Company Representative	*Chief Accountant*	*Accounts Preparer*

CASH FLOW STATEMENT *(Cont'd)*

For The Six Months Ended 30th June 2002

Supplementary Information

	Group Six months ended 30th June 2002 Rmb'000	Group Six months ended 30th June 2001 Rmb'000	Company Six months ended 30th June 2002 Rmb'000	Company Six months ended 30th June 2001 Rmb'000
(i) Reconciliation of net profit to net cash flows from operating activities				
Net profit	104,641	94,790	104,641	94,790
Add/(Less):				
Minority interests	(75)	—	—	—
Depreciation and amortisation of fixed assets	25,328	23,948	25,213	23,948
Losses on disposal of fixed assets	889	23	889	23
Loss on investments	—	—	674	—
Decrease in inventories	543	197	543	197
Decrease/(Increase) in operating receivables	65,892	(2,218)	66,069	(2,218)
(Decrease)/Increase in operating payables	(51,932)	25,274	(82,050)	25,274
Net cash flows from operating activities	145,286	142,014	115,979	142,014
(ii) Net increase in cash				
Cash at end of the period	278,166	186,008	218,843	186,008
Less: cash at beginning of the period	(260,468)	(51,839)	(208,770)	(51,839)
Net increase in cash	17,698	134,169	10,073	134,169

The accompanying notes form an integral part of these accounts.

Ma Baiyu	**An Pindong**	**Shi Zhenjuan**
Company Representative	*Chief Accountant*	*Accounts Preparer*

VIII. ACCOUNTS PREPARED IN ACCORDANCE WITH PRC GAAP

NOTES TO THE ACCOUNTS

For The Six Months Ended 30th June 2002

1. PRINCIPAL ACTIVITIES AND MODE OF OPERATIONS

The Company was established on 8th June 1993 in the People's Republic of China (the "PRC") as a joint stock limited company. Its former name was Tianjin Bohai Chemical Industry (Group) Company Limited. On 20th December 2000, the Company carried out an exchange of business and related net assets, on a portfolio basis, with its current controlling shareholder Tianjin Municipal Investment Company Limited ("TMICL"). The business of manufacture and sale of marine chemical products previously conducted by the Company and its former subsidiaries, and the related net assets, were transferred out and all the former subsidiaries were disposed. The sewage water processing business and road and toll stations business (the "New Exchanged Business") previously conducted by TMICL, and the related net assets, were transferred in. On 8th January 2001, the name of the Company was officially changed to Tianjin Capital Environmental Protection Company Limited.

Subsequent to the exchange of business and related net assets as described above, the Company set up a subsidiary engaging in the business of water recycling during the second half of year 2001. The subsidiary is still in the set up stage. In addition, on 24th September 2001, the Company commenced additional new businesses including the sewage water processing plants construction and the Haihe Bridge project management (the "Additional New Business"). The operations of the Additional New Business are independent from that of the New Exchanged Business mentioned above.

Details of the principal activities and mode of operations conducted by the Company subsequent to the exchange of business and related net assets as described above are set out below:

(a) *The New Exchanged Business conducted by the Company since 21st December 2000*

Operating unit	Location	Principal activities
Dongjiao Sewage Water Processing Plant and Jizhuangzi Sewage Water Processing Plant	Tianjin, the PRC	Provision of sewage water processing services to Tianjin Sewage Company, details of which are set out below.
Southeastern Half Ring Road and toll stations	Tianjin, the PRC	Ownership of the right to set up toll stations at the junctions between the city roads of Tianjin and expressways leading to the city, and to collect toll fees from all motor vehicles entering the city of Tianjin at such toll stations, other than vehicles which are registered in Tianjin or exempted from toll payments under the relevant PRC rules and regulations, for a term expiring on 28th February 2029.

The sewage water processing business included in the New Exchanged Business is conducted according to a Sewage Water Processing Agreement, pursuant to which the sewage water processing services are rendered by the Dongjiao Sewage Water Processing Plant and Jizhuangzi Sewage Water Processing Plant to Tianjin Sewage Company ("TSC"), a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau ("TMEB"), at prices to be determined in accordance with a pricing formula stipulated in the agreement. The pricing formula effectively allows the sewage water processing business to fully recover the actual operating costs, including depreciation and amortisation of fixed assets but excluding interest expenses and foreign exchange gains or losses, and to earn a return of 15% per annum of the average balance of the monthly net book value of fixed assets (as defined in the agreement) of the sewage water processing operations, and incentive pricing adjustments for cost saving and/or when actual processing volume exceeds the minimum processing volume stipulated in the agreement.

1. PRINCIPAL ACTIVITIES AND MODE OF OPERATIONS *(Cont'd)*

(b) The Additional New Business conducted by the Company since 24th September 2001

(i) *Sewage Water Processing Plants Construction Business*

On 24th September 2001, the Company and TSC entered into the Xianyanglu Sewage Water Processing Plant Construction-in-progress Transfer Agreement, the Jizhuangzi (Expansion) Sewage Water Processing Plant Construction-in-progress Transfer Agreement and the Beicang Sewage Water Processing Plant Construction-in-progress Transfer Agreement (the "Transfer Agreements"). Upon the execution of the Transfer Agreements, the Company is responsible for the construction and the funding requirements of the above projects.

Pursuant to the Transfer Agreements, the Company conditionally agreed to acquire from TSC the constructions-in-progress of Xianyanglu Sewage Water Processing Plant, Jizhuangzi (Expansion) Sewage Water Processing Plant and its related facilities, and Beicang Sewage Water Processing Plant (the "Sewage Plant Construction Projects"), in Tianjin. The aggregate considerations payable by the Company to TSC for the acquisition of the Sewage Plant Construction Projects amounted to Rmb137,892,000, which will be payable upon the completion of the transfers. Rmb81,473,000 of the considerations payable represented the value of the Sewage Plant Construction Projects as at 31st July 2001 as determined by a valuation performed by a PRC independent valuer based on the replacement cost method and the status of completion of these plants. The remaining balance of Rmb56,419,000 represented reimbursement of the construction costs incurred by TSC during the period from 1st August 2001 to 24th September 2001, and was determined by an audit performed by the Company's PRC auditors. In addition, pursuant to the Transfer Agreements, the Company will assume the rights and obligations of certain bank loan facilities, totalling approximately Rmb1,460 million, already contracted by TSC for the Sewage Plant Construction Projects.

In addition, the Company and TSC entered into a Sewage Water Plants Construction Fee Agreement ("Construction Fee Agreement") on 24th September 2001. Pursuant to the agreement, TSC will pay and the Company will charge, a fee during the construction period of the sewage water processing plants, as a reward to the Company to take responsibility for the construction of the sewage water processing plants.

The aggregate construction fees payable to the Company for the above construction projects of the three sewage water treatment plants amount to approximately Rmb1,170 million, which represents 23.7% of the simple yearly/period average of the estimated construction costs to be incurred during the construction period from 24th September 2001 to the respective dates of completion and commissioning of operations of each of the sewage water processing plants. Pursuant to the Construction Fee Agreement, the construction fees will be payable by TSC to the Company in advance on a monthly basis based on amounts calculated according to the percentage of completion of the respective construction projects estimated by management. The percentage of completion of each project will be adjusted on a quarterly basis according to the certifications issued by qualified independent surveyors or engineers.

1. PRINCIPAL ACTIVITIES AND MODE OF OPERATIONS *(Cont'd)*

(b) The Additional New Business conducted by the Company since 24th September 2001 *(Cont'd)*

(i) *Sewage Water Processing Plants Construction Business (Cont'd)*

The details of the above Sewage Plant Construction Projects are set out below:

	Xianyanglu Sewage Water Processing Plant Construction Project	**Jizhuangzi Sewage Water Processing Plant Expansion Project**	**Beicang Sewage Water Processing Plant Construction Project**
Location	Tianjin, the PRC	Tianjin, the PRC	Tianjin, the PRC
Daily capacity (cubic meter) upon completion of construction	450,000	280,000	100,000
Estimated date of completion	End of 2004	End of 2003	End of 2005
Estimated total construction costs required (Rmb' million)	1,134	978	416
Estimated construction fees (Rmb' million)	589	317	264
% of completion of construction			
— as at 31st December 2001	6.0%	14.4%	3.8%
— as at 30th June 2002	7.3%	19.6%	4.0%
Construction fees recognised by the Company (Rmb' million)			
— up to 31st December 2001	35	46	10
— up to 30th June 2002	43	62	11

The Company is actively in the process of finalising the remaining transfer procedures in respect of the acquisition of the Sewage Plant Construction Projects. The Company understands that TSC neither has the intention nor has issued a written notice to cancel the Transfer Agreements. Since 24th September 2001, the construction of the projects has never been discontinued. In the event that the transfers could not be completed, according to the Transfer Agreements, the Company would be entitled to receive the construction fees for services performed and to recover the construction costs incurred from TSC. For the purpose of preparation of these accounts, the Company has obtained the confirmation from TSC regarding the construction fees receivable by the Company and the construction costs incurred as at 30th June 2002. However, since the transfers have not been completed, the construction costs incurred by the Company during the period from 24th September 2001 to 30th June 2002 could only be recorded as prepayments to suppliers for the time being, and the full amount will be transferred to the Company's construction-in-progress accounts upon completion.

(ii) *Haihe Bridge Project Management Business*

On 24th September 2001, the Company entered into the Haihe Bridge Project Management Agreement with the current controlling shareholder, the owner of the Haihe Bridge Construction Project. According to the agreement, the Company will provide project management services to TMICL for the construction of Haihe Bridge and will be entitled to a total sum of project management fee amounting to Rmb10,650,000. The construction of Haihe Bridge is expected to be completed on or before 31st December 2002.

The Company will receive the project management fee on a monthly basis according to the percentage of completion of the construction of Haihe Bridge. The percentage of completion during a year or period is determined based on the certifications issued by qualified independent surveyors or engineers. In the event that upon the completion of the construction of the Haihe Bridge, the construction cost incurred is less or more than the budget, as the case may be, the Company will be entitled to certain reward or penalty, respectively.

2. PRINCIPAL ACCOUNTING POLICIES

The Company has prepared the accounts based on the Accounting Standards and the Accounting Regulations for Business Enterprises promulgated by the Ministry of Finance of the PRC.

The principal accounting policies adopted are as follows:

(a) Financial year

The financial year is from 1st January to 31st December of each calendar year. These accounts represent the interim accounts of year 2002 and therefore are prepared only up to the period ended 30th June.

(b) Reporting currency

The reporting currency is Renminbi ("Rmb") and amounts in the accounts are stated to the nearest thousand of Rmb.

(c) Basis of accounting

The accrual concept and, except for special explanation, the historical cost convention are adopted as basis of accounting.

(d) Cash

For the purpose of cash flow statement, cash comprises cash in hand and deposits repayable on demand.

(e) Bad debt provision

The Group adopts the provision method to account for the loss in bad debts.

Provision for bad debts is made after the evaluation of the recoverability of accounts receivable.

When there are solid evidences that accounts receivable are not recoverable, such as in the events that the entity is deregistered, goes bankrupt, has negative assets and insufficient working capital etc., the corresponding accounts receivable are recognised as bad debts and net off the corresponding amounts of provision for bad debts.

(f) Inventories

Inventories comprise raw materials, spare parts and consumables.

Raw materials are stated at the lower of cost and net realisable value. Spare parts and consumables are stated at cost less provision for obsolescence. Cost is determined on the weighted average basis.

(g) Long-term investments

Long-term investments are equity investments holding for more than one year.

Cost of long-term equity investments are accounted for based on the actual amounts paid. The Company adopts the equity method to account for the invested entities in which the Company holds 20% or more of the voting share capital, or holds less than 20% of the voting share capital but has significant influence on the entities' operating decisions. The Company adopts the cost method to account for the invested entities in which the Company holds 20% or less of the voting share capital, or holds more than 20% of the voting share capital but has no significant influence on the entities' operating decisions.

Provision for permanent diminution in value of investment is made in the cases where there is a continuing diminution in the value of long-term investments or there is deterioration in the operating results of the invested company and such diminution in value is not expected to be reversible in the foreseeable future.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(h) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated amortisation/depreciation and accumulated impairment losses, if any.

Amortisation of land use rights, other than those in relation to the road and toll stations business, is calculated to write off their cost less accumulated impairment losses, if any, on a straight line basis over the period of land use rights of 50 years.

Depreciation of the road and amortisation of land use rights in relation to the road and toll stations business are calculated to write off their cost on a units-of-usage basis whereby the depreciation and amortisation are provided based on the share of actual traffic volume for a particular period over the projected total traffic volume throughout the period of 30 years for which the right to operate the road is granted. It is the policy of the road and toll stations business to review regularly the projected total traffic volume throughout the operating periods of the road. If it is considered appropriate, independent professional traffic studies will be obtained. Appropriate adjustments will be made should there be a material change in the projected total traffic volume.

Depreciation of leasehold buildings and structures is calculated to write off their cost less accumulated impairment losses, if any, on a straight line basis over the unexpired periods of the leases, the unexpired periods of the rights to operate the road and the toll stations or their expected useful lives, whichever is the shortest. The periods adopted for depreciation range from 10 to 50 years.

Other tangible fixed assets are depreciated at rates sufficient to write off the cost less accumulated impairment losses, if any, of the assets, less estimated residual value, over their estimated useful lives on a straight line basis. The estimated useful lives are as follows:

Plant and machinery and equipment	10-30 years
Motor vehicles and others	5-40 years

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. The expenses relating to improvements of fixed assets are capitalised and amortised over their expected useful lives.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(i) Repair and maintenance expenses

Repair and maintenance expenses are charged to the profit and loss account as incurred.

(j) Research and development expenses

Research and development expenses are charged to the profit and loss account as incurred.

(k) Retirement benefits

The Group participates in the employee pension scheme of the Tianjin Municipal Government whereby the Group is to make an annual contribution equivalent to 20% of its annual payroll costs and the Tianjin Municipal Government undertakes to assume the retirement benefits obligations of existing and future retired employees of the Group. The Group's contributions under the scheme are charged to the profit and loss account as incurred.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(l) Deferred taxation

Deferred taxation is accounted for at the current rate of taxation, using the liability method, in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

(m) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

(n) Foreign currency translation

Transactions in foreign currencies are translated into Rmb at exchange rates quoted by the People's Bank of China at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated into Rmb at rates of exchange quoted by the People's Bank of China at the balance sheet date.

All exchange differences are dealt with in the profit and loss account.

(o) Revenue recognition

(1) Revenue from sewage water processing services is recognised when services are rendered.

(2) Toll fee income is recognised on a receipt basis.

(3) Revenue from sewage water processing plants construction services is calculated based on the percentage of completion during the construction period of the respective sewage water processing plants. The percentage of completion is determined with reference to the certification of qualified independent surveyors or engineers in the PRC.

(4) Revenue from Haihe Bridge is calculated based on the percentage of completion during the construction period of the Haihe Bridge. The percentage of completion is determined with reference to the certification of qualified independent surveyors or engineers in the PRC.

(5) Interest income is recognised on a time proportion basis after taking into account the principal amounts outstanding and the interest rates applicable.

(p) Taxation

(1) Income tax

Corporate income tax is accounted for using the tax liability method under the effective tax method. The tax rate is 33% of taxable income.

(2) Business tax

The business tax rate is 5% of gross service income.

(3) Other government surcharges

Other government surcharges comprises of city construction tax and education surcharge, calculated respectively at the tax rate of 7% and 3% of the amount of business tax.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(q) Related parties

Related parties refer to state-owned companies or other companies under the supervisory control of TMEB.

(r) Basis of preparation of consolidated accounts

The consolidated accounts are prepared in accordance with Cai Kuai Zi (1995) No. 11 "Temporary Regulations for Preparation of Consolidated Accounts" issued by the Ministry of Finance.

The consolidated accounts include the accounts of the Company and its subsidiary.

A subsidiary is an enterprise in which the Company holds directly or indirectly more than 50% of the voting share capital, has the power of decision making on the financing and operating strategies of the enterprise and accordingly is able to obtain benefits from its operating activities.

All significant intercompany transactions and balances between the Company and the subsidiary are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the shareholders' equity of the subsidiary.

3. CASH AND BANK BALANCES

	Group		Company	
	30th June 2002	**31st December 2001**	**30th June 2002**	**31st December 2001**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cash on hand	25	12	19	12
Cash in bank	278,141	260,456	218,824	208,758
Total	278,166	260,468	218,843	208,770

4. ACCOUNTS RECEIVABLE

	Group		Company	
	30th June 2002	**31st December 2001**	**30th June 2002**	**31st December 2001**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Ageing analysis of accounts receivable is as follows:				
Within one year	80,496	132,312	80,362	132,312
Less: Provision for bad debts	—	—	—	—
Net accounts receivable	80,496	132,312	80,362	132,312

Details of the accounts receivable are set out as follows:

	Group		Company	
	30th June 2002	**31st December 2001**	**30th June 2002**	**31st December 2001**
Amounts due from TSC				
- revenue from sewage water processing services *(note 1(a))*	36,675	44,719	36,675	44,719
- revenue from sewage water processing plants construction services *(note 1(b)(i))*	41,656	84,864	41,656	84,864
Haihe Bridge project management fee income *(note 1(b)(ii))*	2,031	2,729	2,031	2,729
Others	134	—	—	—
Total	80,496	132,312	80,362	132,312

All accounts receivable were aged within one year, most of which were from related companies, therefore no bad debt provision was made.

5. OTHER RECEIVABLES

	Group		Company	
	30th June 2002	**31st December 2001**	**30th June 2002**	**31st December 2001**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Ageing analysis of other receivables is as follows:				
Within 1 year	1,118	548	1,104	530
Less: Provision for bad debts	—	—	—	—
Net other receivables	1,118	548	1,104	530

6. PREPAID INCOME TAX

The enterprise income tax for the six months ended 30th June 2002 has been fully paid.

The prepaid income tax as at 30th June 2002 mainly represents the prepayment of the estimated enterprise income tax for the third quarter of year 2002.

7. PREPAYMENTS TO SUPPLIERS

	Group		Company	
	30th June 2002	**31st December 2001**	**30th June 2002**	**31st December 2001**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Construction costs incurred since 24th September 2001 in relation to the sewage water processing plants construction services *(note 1(b)(i))*	305,546	238,926	305,546	238,926
Less: Construction cost paid by TSC on behalf of the Company	(135,209)	(23,196)	(135,209)	(23,196)
Other expenses paid by TSC on behalf of the Company	(2,606)	(704)	(2,606)	(704)
Others	20,054	114	238	—
Total	187,785	215,140	167,969	215,026

8. INVENTORIES

	Group and Company			
	30th June 2002 Cost	**30th June 2002 Provision**	**31st December 2001 Cost**	**31st December 2001 Provision**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Raw materials	1,694	—	2,230	—
Spare parts and consumables	277	—	284	—
Total	1,971	—	2,514	—

9. LONG-TERM INVESTMENTS

	Group		Company	
	30th June 2002	31st December 2001	30th June 2002	31st December 2001
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Long-term equity investments *(note (a))*	4,000	4,000	4,000	4,000
Investment in a subsidiary company *(note (b))*	—	—	16,343	17,018
Net book value	4,000	4,000	20,343	21,018

(a) Long-term equity investments

	Group and Company	
Name of invested entity	**Percentage of interest in registered capital**	**Cost**
	%	*Rmb'000*
Tianjin Baotong Qinjiliao Co., Ltd. *(The Company has no significant influence on the entity)*	20%	2,000
Tianjin Northern Human Resources Co., Ltd.	6.1%	2,000
Less: Provision for diminution in value		—
Net book value		4,000

(b) Investment in a subsidiary company

Name	Registered capital	Interest held Directly	Interest held Indirectly	Principal activities	Place of registration and operation	Type
	Rmb'000	%	%			
Tianjin Water Recycling Co., Ltd.	20,000	90%	—	Production of recycled water, equipment development and technical consulting of water recycling business	Tianjin, the PRC	Limited liability company

10. FIXED ASSETS AND ACCUMULATED DEPRECIATION/AMORTISATION

	Group					
	Land use rights	**Road**	**Buildings and structures**	**Plant, machinery and equipment**	**Motor vehicles and others**	**Total**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost						
At 1st January 2002	651,085	185,418	656,897	209,456	51,863	1,754,719
Additions	13	—	300	1,893	3,065	5,271
Disposals	—	—	(838)	(23)	(429)	(1,290)
At 30th June 2002	651,098	185,418	656,359	211,326	54,499	1,758,700
Accumulated depreciation/ amortisation						
At 1st January 2002	27,743	29,074	244,430	115,962	25,508	442,717
Charge for the period	7,298	1,735	8,817	5,080	2,398	25,328
Disposals	—	—	(107)	(6)	(288)	(401)
At 30th June 2002	35,041	30,809	253,140	121,036	27,618	467,644
Net book value						
At 30th June 2002	616,057	154,609	403,219	90,290	26,881	1,291,056
At 31st December 2001	623,342	156,344	412,467	93,494	26,355	1,312,002

10. FIXED ASSETS AND ACCUMULATED DEPRECIATION/AMORTISATION *(Cont'd)*

	Company					
	Land use rights	**Road**	**Buildings and structures**	**Plant, machinery and equipment**	**Motor vehicles and others**	**Total**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost						
At 1st January 2002	651,085	185,418	656,897	207,836	50,170	1,751,406
Additions	13	—	300	390	2,560	3,263
Disposals	—	—	(838)	(23)	(429)	(1,290)
At 30th June 2002	651,098	185,418	656,359	208,203	52,301	1,753,379
Accumulated depreciation/ amortisation						
At 1st January 2002	27,743	29,074	244,430	115,962	25,508	442,717
Charge for the period	7,298	1,735	8,817	5,080	2,283	25,213
Disposals	—	—	(107)	(6)	(288)	(401)
At 30th June 2002	35,041	30,809	253,140	121,036	27,503	467,529
Net book value						
At 30th June 2002	616,057	154,609	403,219	87,167	24,798	1,285,850
At 31st December 2001	623,342	156,344	412,467	91,874	24,662	1,308,689

All of the Group's land use rights, road, buildings and structures and plants are located in the PRC.

11. DIVIDEND PAYABLE

Pursuant to the 22nd meeting of the Second Board of Directors held on 28th February 2002, the Board of Directors proposed to distribute a final dividend of Rmb0.80 for every ten shares held by shareholders, totalling Rmb106,400,000, based on the total number of shares of 1,330,000,000 as at 31st December 2001. The dividend distribution was approved at the tenth annual general meeting by the shareholders held on 16th April 2002. The balance as at 30th June 2002 represents the remaining balance of dividend not yet paid to the legal person shareholders.

12. TAXES PAYABLE

	Group		Company	
	30th June 2002	**31st December 2001**	**30th June 2002**	**31st December 2001**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Income tax *(note 6)*	—	26,594	—	26,594
Business tax and others	3,805	20,003	3,799	19,999
Total	3,805	46,597	3,799	46,593

13. OTHER PAYABLES

	Group		Company	
	30th June 2002	31st December 2001	30th June 2002	31st December 2001
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Payable to current controlling shareholder	55,168	17,696	25,168	17,696
Construction costs payable	90,337	135,730	90,337	135,730
Others	3,566	4,119	3,545	4,105
Total	149,071	157,545	119,050	157,531

Payables to current controlling shareholder are unsecured, interest free, among which Rmb30,000,000 has been repaid after the period end on 24th July 2002, and the remaining balance of Rmb25,168,000 has no specific repayment terms. Construction costs payable represent the construction costs incurred in relation to the construction of the sewage water processing plants by the Company during the period 24th September 2001 to 30th June 2002 (note (b)(i)) but remained outstanding. Construction costs payable included amounts of Rmb84,606,000 (31st December 2001: Rmb99,396,000) payable to related companies.

14. SPECIFIC PAYABLES

Specific payables include amounts of Rmb36,000,000 (31st December 2001: Rmb36,000,000) obtained by the Company's subsidiary, Tianjin Water Recycling Co., Ltd from TMEB in accordance with a document issued by Tianjin Development Planning Commission "Forwarded Notice from the State Development Planning Commission Regarding Investment Plan of Specific Fund of Central Budget for the Sewage Water Recycling Projects in 2001". The specific payables are granted for the construction of Jizhuangzi sewage water recycling project. The remaining balance is obtained by the subsidiary from Tianjin Municipal Government. The payables are interest free and the method and date of repayment will only be determined upon the completion of construction project which is estimated to take more than one year.

15. SHARE CAPITAL

	Company	
	30th June 2002	31st December 2001
	Rmb'000	*Rmb'000*
Registered share capital		
990,000,000 A shares of Rmb1 each	990,000	990,000
340,000,000 H shares of Rmb1 each	340,000	340,000
Total	1,330,000	1,330,000
Issued and paid up capital		
(1) A shares of Rmb1 each		
Non-circulating shares		
State shares (839,020,000 shares)	839,020	839,020
Legal person shares (38,485,000 shares)	38,485	38,485
Circulating shares		
Social public shares (112,495,000 shares)	112,495	112,495
Sub-total	990,000	990,000
(2) H shares of Rmb1 each		
Circulating shares outside China		
Social public shares (340,000,000 shares)	340,000	340,000
Total	1,330,000	1,330,000

All the A and H shares rank pari passu in all respects.

16. CAPITAL RESERVE FUND AND GENERAL RESERVES

	Group and Company		
	Capital reserve fund	**Statutory common reserve**	**Statutory provident fund**
	(note a)	*(note b)*	*(note b)*
	Rmb'000	*Rmb'000*	*Rmb'000*
At 31st December 2001 and 30th June 2002	69,289	27,500	13,750

(a) Capital reserve fund

Capital reserve fund comprises the following item:

	Group and Company	
	30th June 2002	**31st December 2001**
	Rmb'000	*Rmb'000*
Share premium	69,289	69,289

Amounts in capital reserve fund can be utilised to offset prior years' losses or for issuance of bonus shares.

(b) General reserves

The general reserves comprise the statutory common reserve and the statutory provident fund.

According to the Company's Articles of Association, it is required to transfer 10% and 5% to 10% of the net profit of the Company as shown in the accounts prepared under PRC accounting regulations to the statutory common reserve (until the reserve reaches 50% of the registered capital) and statutory provident fund, respectively. The transfers to these reserves must be made before the distribution of dividends to shareholders.

The Company's board of directors does not recommend any appropriation of the net profit for the six months ended 30th June 2002. The profit appropriation scheme will be decided after the 2002 annual accounts being audited. For the six months ended 30th June 2001, the Company's board of directors decided to transfer 10% and 5% of the net profit of the Company prepared under PRC accounting regulations to the statutory common reserve of Rmb9,479,000 and to the statutory provident fund of Rmb4,740,000 respectively.

The statutory common reserve shall only be used as follows:

(1) to make up losses;

(2) to expand the Company's production operation; or

(3) to increase the capital of the Company.

Upon approval by a resolution of shareholders' general meeting, the Company may convert its statutory common reserve into share capital. When converting the Company's statutory common reserve into capital, the amount of such reserve remaining unconverted must not be less than 25% of the registered capital.

The statutory provident fund shall only be used as follows:

The statutory provident fund should be used for the collective welfare of employees. This fund forms part of the shareholders' equity and is non-distributable other than in liquidation.

17. UNDISTRIBUTED PROFITS

	Group and Company
	Rmb'000
At 1st January 2002	127,349
Add: Profit for the period	104,641
At 30th June 2002	231,990

18. INCOME FROM PRINCIPAL OPERATIONS AND SEGMENT INFORMATION

(a) Income from principal operations

	Group Six months ended 30th June 2002	2001
	Rmb'000	*Rmb'000*
New Exchanged Business		
Revenue from sewage water processing services	191,301	177,864
Toll fee income	39,102	42,616
Additional New Business		
Revenue from sewage water processing plants construction services	25,005	—
Haihe Bridge project management fee	2,560	—
	257,968	220,480

(b) Segment information

	New Exchanged Business		Additional New Business		
	Sewage water processing	Road and toll stations	Sewage water processing plant construction	Haihe Bridge project management	Group
	Six months ended 30th June 2002				
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Income from principal operations	191,301	39,102	25,005	2,560	257,968
Costs for principal operations	(48,062)	(16,124)	(2,175)	(835)	(67,196)
Business tax and surcharges	(10,522)	(2,151)	(1,375)	(140)	(14,188)
Profit from principal operations	132,717	20,827	21,455	1,585	176,584
Less: Administrative expenses	(11,490)	(5,961)	(3,420)	—	(20,871)
Add: Financial income - net	36	940	—	—	976
Others	202	(785)	—	—	(583)
Total profit	121,465	15,021	18,035	1,585	156,106
Less: Income tax	(40,108)	(4,957)	(5,952)	(523)	(51,540)
Net profit before minority interests	81,357	10,064	12,083	1,062	104,566
Minority interests	75	—	—	—	75
Net profit	81,432	10,064	12,083	1,062	104,641

18. PRINCIPAL OPERATING INCOME AND SEGMENT INFORMATION *(Cont'd)*

(b) Segment information *(Cont'd)*

	New Exchanged Business		Additional New Business		
	Sewage water processing	Road and toll stations	Sewage water plant construction	Haihe Bridge project management	Group
	Six months ended 30th June 2001				
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Income from principal operations	177,864	42,616	—	—	220,480
Costs for principal operations	(41,191)	(13,770)	—	—	(54,961)
Business tax and surcharges	(9,782)	(2,344)	—	—	(12,126)
Profit from principal operations	126,891	26,502	—	—	153,393
Less: Administrative expenses	(8,450)	(3,999)	—	—	(12,449)
Add: Financial income - net	6	236	—	—	242
Others	(29)	321	—	—	292
Total profit	118,418	23,060	—	—	141,478
Less: Income tax	(39,078)	(7,610)	—	—	(46,688)
Net profit before minority interests	79,340	15,450	—	—	94,790
Minority interests	—	—	—	—	—
Net profit	79,340	15,450	—	—	94,790

19. FINANCIAL INCOME - NET

	Group		Company	
	Six months ended 30th June		Six months ended 30th June	
	2002	2001	2002	2001
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Interest income	1,064	248	1,032	248
Others	(88)	(6)	(87)	(6)
	976	242	945	242

20. INVESTMENT LOSS

	Group		Company	
	Six months ended 30th June		Six months ended 30th June	
	2002	2001	2002	2001
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Based on equity accounting				
Share of loss of a subsidiary	—	—	(674)	—

21. INCOME TAX

	Group and Company Six months ended 30th June 2002 Rmb'000	2001 Rmb'000
New Exchanged Business	45,065	46,688
Additional New Business	6,475	—
Total	51,540	46,688

The income tax of the Company has been provided at the rate of 33% based on the taxable income for the period.

22. COMMITMENTS

(a) Capital commitments

	Group		Company	
	30th June 2002 Rmb'000	31st December 2001 Rmb'000	30th June 2002 Rmb'000	31st December 2001 Rmb'000
Contracted but not provided for *(note i)*	173,841	137,892	137,892	137,892
Authorised but not contracted for *(note ii)*	2,276,379	2,398,694	2,217,574	2,284,194
	2,450,220	2,536,586	2,355,466	2,422,086

(i) The Group amount represented the consideration as at 24th September 2001 in respect of the proposed acquisition of the sewage water processing plants constructions-in-progress (note 1(b)(i)) amounting to Rmb137,892,000, which will be payable upon completion of the acquisitions, and the capital commitments of Tianjin Jizhuangzi sewage water recycling project of the Company's subsidiary, Tianjin Water Recycling Company Limited, amounting to Rmb35,949,000.

(ii) The Group amount comprises the commitments of the Company in respect of the construction projects of the sewage water processing plants since 1st July 2002 to completion date, amounting to Rmb2,217,574,000 and the capital commitments of Tianjin Jizhuangzi sewage water recycling project of the Company's subsidiary, Tianjin Water Recycling Company Limited, amounting to Rmb58,805,000.

(b) Operating lease commitments

At 30th June 2002, the Company had future aggregate minimum lease payments under non-cancellable operating leases in respect of office premises leased from the current controlling shareholder as follows:

	Group		Company	
	30th June 2002 Rmb'000	31st December 2001 Rmb'000	30th June 2002 Rmb'000	31st December 2001 Rmb'000
Payable within one year	1,050	450	1,050	450
Payable in the second year to fifth year	3,000	1,800	3,000	1,800
Payable after the fifth year	6,075	6,300	6,075	6,300
	10,125	8,550	10,125	8,550

In addition, certain leases in respect of land and buildings at toll stations of the Company were leased from third parties with no specific lease period. The yearly rental in respect of these leases in aggregate amounts to Rmb380,000.

23. RELATED PARTIES

(a) Related parties that have controlling relationship

Name of enterprise	Relationship with the Company
Tianjin Municipal Investment Company Limited	The current controlling shareholder and the ultimate holding company
Tianjin Municipal Engineering Bureau	Supervisory controller of the New Exchanged Business and Additional New Business
Tianjin Water Recycling Co., Ltd	A subsidiary of the Company

(b) Paid up capital of related parties that has controlling relationship and their movements

Name of enterprise	As at 1st January 2002	Additions	As at 30th June 2002
	Rmb'000	*Rmb'000*	*Rmb'000*
Tianjin Municipal Investment Company Limited	1,724,278	—	1,724,278
Tianjin Water Recycling Co., Ltd	20,000	—	20,000

(c) Share or equity of the Company held by related parties and its movement

Name of enterprise	As at 1st January 2002		Additions		As at 30th June 2002	
	Rmb'000	%	*Rmb'000*	%	*Rmb'000*	%
Tianjin Municipal Investment Company Limited	839,020	63.08	—	—	839,020	63.08

(d) Major related parties that have no controlling relationship

Name of enterprise	Relationship with the Company
Tianjin Sewage Company	State-owned company under the supervisory control of TMEB
Tianjin Urban Road & Bridge Construction Company ("TURBCC")	State-owned company under the supervisory control of TMEB
Tianjin Urban Road Construction No.1 Company Limited	State-owned company under the supervisory control of TMEB
Tianjin Urban Road Construction No.2 Company Limited	State-owned company under the supervisory control of TMEB
Tianjin Urban Road Construction No.3 Company Limited	State-owned company under the supervisory control of TMEB
Tianjin Urban Road Construction No.5 Company Limited	State-owned company under the supervisory control of TMEB
Tianjin City Construction Group Company Limited	State-owned company under the supervisory control of TMEB
Sewage Management Bureau No.2 Management Office	State-owned company under the supervisory control of TMEB
Tianjin Sewage Engineering Company	State-owned company under the supervisory control of TMEB
Tianjin Road & Bridge Management Bureau	State-owned company under the supervisory control of TMEB
Tianjin Municipal Engineering Design Research Institute	State-owned company under the supervisory control of TMEB

24. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions with related companies during the six months ended 30th June 2002, which were carried out in the normal course of operations of the Group.

		Six months ended 30th June	
Name of enterprises	**Nature of transaction**	**2002**	**2001**
		Rmb'000	*Rmb'000*
Income:			
TSC	Revenue from sewage water processing services *(note (a))*	191,301	177,864
TSC	Revenue from construction of sewage water processing plants *(note (b))*	25,005	—
TMICL	Revenue from Haihe Bridge project management services *(note (c))*	2,560	—
Expenses:			
TURBCC	Road repair and maintenance *(note (d))*	1,536	—
TMICL	Operating lease rental in respect of office premises *(note (e))*	525	225
Li & Partners	Legal consulting fees *(note (f))*	1,348	960
Others:			
Related contractors	Amounts payable for sewage water processing plants construction costs *(note (g))*	41,157	—

Notes:

(a) This represents revenue derived from the sewage water processing services rendered by the Company to TSC according to Sewage Water Processing Agreement, details of which are set out in note 1(a).

(b) This represents revenue derived from the construction of sewage water processing plants services rendered by the Company to TSC according to Sewage Water Plants Construction Fee Agreement, details of which are set out in note 1(b)(i).

(c) This represents revenue derived from the Haihe Bridge project management services rendered to the current controlling shareholder, details of which are set out in note 1(b)(ii).

(d) According to a road repair and maintenance agreement, Tianjin Urban Road & Bridge Construction Company ("TURBCC"), shall provide road repair and maintenance services to the Company in relation to the South-eastern Half Ring Road for fees based on the rates prescribed in the Index For Estimation of Repair and Maintenance Costs For National Urban Construction (Jian She Bu Cheng [1993] No. 412) issued by the Ministry of Construction of the PRC, from time to time.

(e) The operating lease rentals were paid to the current controlling shareholder based on two office premises leasing agreements, signed on 10th October 2000 and 7th April 2002 respectively. According to the agreements, the Company shall lease two buildings from TMICL as its office premises for a total annual rentals of Rmb1,050,000 (2001: Rmb450,000), and such rentals will be adjusted every three years based on the then market rentals determined by an independent valuer.

(f) This represents the fees for legal services provided by Li & Partners. Li & Partners is a law firm in which a former independent director of the Company in 2001 and during the period, Mr Li Wei Bin, has a beneficial interest. Pursuant to the annual general meeting held on 16th April 2002, Mr. Li Wei Bin resigned as an independent director from the date of the general meeting.

24. RELATED PARTY TRANSACTIONS *(Cont'd)*

(g) This represents the construction costs incurred in respect of the sewage water processing plants construction-in-progress during the period from 1st January 2002 to 30th June 2002 and payable to the following related contractors:

Name of related parties	Six months ended 30th June	
	2002	**2001**
	Rmb'000	*Rmb'000*
Tianjin Urban Road Construction No.2 Co., Ltd.	22,524	—
Tianjin Urban Road Construction No.3 Co., Ltd.	5,705	—
Tianjin City Construction Group Co., Ltd.	406	—
Sewage Management Bureau No.2 Management Office	600	—
Sewage Management Bureau No.4 Management Office	1,000	—
Tianjin Sewage Engineering Company	7,666	—
Tianjin Sewage Engineering No.2 Company	750	—
Tianjin Road & Bridge Management Bureau No.1 Management Office	651	—
Tianjin Road & Bridge Management Bureau No.3 Management Office	355	—
Tianjin Municipal Engineering Design Research Institute	1,500	—
Total	41,157	—

(h) The road and toll stations business had fifteen toll stations as at 30th June 2002. According to a land leasing agreement, the land on which twelve of the fifteen toll stations are located is granted by TMEB for perpetual use of the road and toll stations business free of charge.

25. DIRECTORS' REMUNERATION

The Company and its subsidiaries have paid an aggregate remuneration (including salaries, housing allowance and other allowance) of Rmb970,367 to the Company's directors and paid retirement benefits of Rmb10,800 for the Company's directors, totalling Rmb981,167 for the six months ended 30 June 2002 (2001: Rmb693,517). The total amount includes director fees of Rmb365,087 (2001: Rmb288,000) paid to independent non-executive directors during the period.

26. SIGNIFICANT EVENT

Pursuant to the 22nd meeting of the second Board of Directors held on 28th February 2002, the Board of Directors proposed to issue "A Share" convertible bonds of total amount not more than Rmb1,200 million at par value. The par value of each convertible bond is Rmb100 and the bonds will be mature in 5 years. The proposal was approved at the tenth annual general meeting by the shareholders held on 16th April 2002.

27. AUTHORISATION FOR THE ISSUE OF THE ACCOUNTS

The accounts were authorized for issue by the Company's board of directors on 1st August 2002.

IX. ACCOUNTS PREPARED IN ACCORDANCE WITH HK GAAP

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For The Six Months Ended 30th June 2002

	Notes	Unaudited Six months ended 30th June 2002 *Rmb'000*	Unaudited 2001 *Rmb'000*
TURNOVER	3	243,780	208,354
Cost of sales		(67,196)	(54,961)
Gross profit		176,584	153,393
Other revenues		1,419	563
Administrative expenses		(20,871)	(12,449)
Other operating expenses		(1,026)	(29)
Profit before taxation	4	156,106	141,478
Taxation	5	(51,540)	(46,688)
Profit after taxation		104,566	94,790
Minority interests		75	—
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		104,641	94,790
Transfers to reserves	7	—	(14,219)
PROFIT RETAINED FOR THE PERIOD		104,641	80,571
		Rmb	*Rmb*
EARNINGS PER SHARE	8	0.08	0.07

IX. ACCOUNTS PREPARED IN ACCORDANCE WITH HK GAAP

CONSOLIDATED BALANCE SHEET

As At 30th June 2002

	Notes	Unaudited 30th June 2002 Rmb'000	Audited 31st December 2001 Rmb'000
FIXED ASSETS		1,291,056	1,312,002
INVESTMENT SECURITIES		4,000	4,000
CURRENT ASSETS			
Inventories		1,971	2,514
Accounts receivable	9	80,496	132,312
Other receivables and prepayments	10	189,543	215,688
Prepaid taxation		30,710	—
Bank balances and cash		278,166	260,468
		580,886	610,982
CURRENT LIABILITIES			
Accounts payable		414	209
Other payables	11	162,260	187,802
Dividend payable		2,723	—
Taxation payable		—	26,594
		165,397	214,605
NET CURRENT ASSETS		415,489	396,377
		1,710,545	1,712,379
Financed by:			
SHARE CAPITAL	12	1,330,000	1,330,000
CAPITAL RESERVE		69,289	69,289
GENERAL RESERVES		41,250	41,250
RETAINED EARNINGS		231,990	127,349
PROPOSED FINAL DIVIDEND		—	106,400
SHAREHOLDERS' FUNDS		1,672,529	1,674,288
MINORITY INTERESTS		1,816	1,891
LONG-TERM LIABILITIES	13	36,200	36,200
		1,710,545	1,712,379

IX. ACCOUNTS PREPARED IN ACCORDANCE WITH HK GAAP

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For The Six Months Ended 30th June 2002

	Unaudited Six months ended 30th June 2002 *Rmb'000*	Unaudited 2001 *Rmb'000*
Net cash inflow from operating activities	145,286	142,014
Net cash used in investing activities	(23,911)	(7,845)
Net cash used in financing activities	(103,677)	—
Increase in bank balances and cash	17,698	134,169
Bank balances and cash at 1st January	260,468	51,839
Bank balances and cash at 30th June	278,166	186,008

IX. ACCOUNTS PREPARED IN ACCORDANCE WITH HK GAAP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For The Six Months Ended 30th June 2002

	Share capital	Capital reserve	Unaudited General reserves	Retained earnings (Note)	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
At 1st January 2002	1,330,000	69,289	41,250	233,749	1,674,288
Profit attributable to shareholders	—	—	—	104,641	104,641
Final dividend	—	—	—	(106,400)	(106,400)
At 30th June 2002	1,330,000	69,289	41,250	231,990	1,672,529
At 1st January 2001	1,330,000	69,289	1,104	6,261	1,406,654
Profit attributable to shareholders	—	—	—	94,790	94,790
Transfers to reserves	—	—	14,219	(14,219)	—
At 30th June 2001	1,330,000	69,289	15,323	86,832	1,501,444

Note: The retained earnings as at 1st January 2002 included 2001 proposed final dividend of Rmb106,400,000 which was not reflected as a dividend payable in the 2001 accounts and is reflected as an appropriation of retained earnings for the six months ended 30th June 2002.

IX. ACCOUNTS PREPARED IN ACCORDANCE WITH HK GAAP

NOTES TO THE INTERIM ACCOUNTS

1 PRINCIPAL ACTIVITIES AND MODE OF OPERATIONS

The Company was established on 8th June 1993 in the People's Republic of China (the "PRC") as a joint stock limited company. Its former name was Tianjin Bohai Chemical Industry (Group) Company Limited. On 20th December 2000, the Company carried out an exchange of business and related net assets, on a portfolio basis, with its current controlling shareholder Tianjin Municipal Investment Company Limited ("TMICL"). The business of manufacture and sale of marine chemical products previously conducted by the Company and its former subsidiaries, and the related net assets, were transferred out and all the former subsidiaries were disposed. The sewage water processing business and road and toll stations business (the "New Exchanged Business") previously conducted by TMICL, and the related net assets, were transferred in. On 8th January 2001, the name of the Company was officially changed to Tianjin Capital Environmental Protection Company Limited.

Subsequent to the exchange of business and related net assets as described above, the Company set up a subsidiary engaging in the business of water recycling during the second half of year 2001. The subsidiary is still in the set up stage. In addition, on 24th September 2001, the Company commenced additional new businesses including the sewage water processing plants construction and the Haihe Bridge project management (the "Additional New Business"). The operations of the Additional New Business are independent from that of the New Exchanged Business mentioned above.

Details of the principal activities and mode of operations conducted by the Company subsequent to the exchange of business and related net assets as described above are set out below:

(a) The New Exchanged Business conducted by the Company since 21st December 2000

Operating unit	Location	Principal activities
Dongjiao Sewage Water Processing Plant and Jizhuangzi Sewage Water Processing Plant	Tianjin, the PRC	Provision of sewage water processing services to Tianjin Sewage Company, details of which are set out below.
Southeastern Half Ring Road and toll stations	Tianjin, the PRC	Ownership of the right to set up toll stations at the junctions between the city roads of Tianjin and expressways leading to the city, and to collect toll fees from all motor vehicles entering the city of Tianjin at such toll stations, other than vehicles which are registered in Tianjin or exempted from toll payments under the relevant PRC rules and regulations, for a term expiring on 28th February 2029.

The sewage water processing business included in the New Exchanged Business is conducted according to a Sewage Water Processing Agreement, pursuant to which the sewage water processing services are rendered by the Dongjiao Sewage Water Processing Plant and Jizhuangzi Sewage Water Processing Plant to Tianjin Sewage Company ("TSC"), a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau ("TMEB"), at prices to be determined in accordance with a pricing formula stipulated in the agreement. The pricing formula effectively allows the sewage water processing business to fully recover the actual operating costs, including depreciation and amortisation of fixed assets but excluding interest expenses and foreign exchange gains or losses, and to earn a return of 15% per annum of the average balance of the monthly net book value of fixed assets (as defined in the agreement) of the sewage water processing operations, and incentive pricing adjustments for cost saving and/or when actual processing volume exceeds the minimum processing volume stipulated in the agreement.

1. PRINCIPAL ACTIVITIES AND MODE OF OPERATIONS *(Cont'd)*

(b) The Additional New Business conducted by the Company since 24th September 2001

(i) *Sewage Water Processing Plants Construction Business*

On 24th September 2001, the Company and TSC entered into the Xianyanglu Sewage Water Processing Plant Construction-in-progress Transfer Agreement, the Jizhuangzi (Expansion) Sewage Water Processing Plant Construction-in-progress Transfer Agreement and the Beicang Sewage Water Processing Plant Construction-in-progress Transfer Agreement (the "Transfer Agreements"). Upon the execution of the Transfer Agreements, the Company is responsible for the construction and the funding requirements of the above projects.

Pursuant to the Transfer Agreements, the Company conditionally agreed to acquire from TSC the constructions-in-progress of Xianyanglu Sewage Water Processing Plant, Jizhuangzi (Expansion) Sewage Water Processing Plant and its related facilities, and Beicang Sewage Water Processing Plant (the "Sewage Plant Construction Projects"), in Tianjin. The aggregate considerations payable by the Company to TSC for the acquisition of the Sewage Plant Construction Projects amounted to Rmb137,892,000, which will be payable upon the completion of the transfers. Rmb81,473,000 of the considerations payable represented the value of the Sewage Plant Construction Projects as at 31st July 2001 as determined by a valuation performed by a PRC independent valuer based on the replacement cost method and the status of completion of these plants. The remaining balance of Rmb56,419,000 represented reimbursement of the construction costs incurred by TSC during the period from 1st August 2001 to 24th September 2001, and was determined by an audit performed by the Company's PRC auditors. In addition, pursuant to the Transfer Agreements, the Company will assume the rights and obligations of certain bank loan facilities, totalling approximately Rmb1,460 million, already contracted by TSC for the Sewage Plant Construction Projects.

In addition, the Company and TSC entered into a Sewage Water Plants Construction Fee Agreement ("Construction Fee Agreement") on 24th September 2001. Pursuant to the agreement, TSC will pay and the Company will charge, a fee during the construction period of the sewage water processing plants, as a reward to the Company to take responsibility for the construction of the sewage water processing plants.

The aggregate construction fees payable to the Company for the above construction projects of the three sewage water treatment plants amount to approximately Rmb 1,170 million, which represents 23.7% of the simple yearly/period average of the estimated construction costs to be incurred during the construction period from 24th September 2001 to the respective dates of completion and commissioning of operations of each of the sewage water processing plants. Pursuant to the Construction Fee Agreement, the construction fees will be payable by TSC to the Company in advance on a monthly basis based on amounts calculated according to the percentage of completion of the respective construction projects estimated by management. The percentage of completion of each project will be adjusted on a quarterly basis according to the certifications issued by qualified independent surveyors or engineers.

1. PRINCIPAL ACTIVITIES AND MODE OF OPERATIONS *(Cont'd)*

(b) The Additional New Business conducted by the Company since 24th September 2001 *(Cont'd)*

(i) *Sewage Water Processing Plants Construction Business (Cont'd)*

The details of the above Sewage Plant Construction Projects are set out below:

	Xianyanglu Sewage Water Processing Plant Construction Project	**Jizhuangzi Sewage Water Processing Plant Expansion Project**	**Beicang Sewage Water Processing Plant Construction Project**
Location	Tianjin, the PRC	Tianjin, the PRC	Tianjin, the PRC
Daily capacity *(cubic meter)* upon completion of construction	450,000	280,000	100,000
Estimated date of completion	End of 2004	End of 2003	End of 2005
Estimated total construction costs required *(Rmb' million)*	1,134	978	416
Estimated construction fees *(Rmb' million)*	589	317	264
% of completion of construction			
— as at 31st December 2001	6.0%	14.4%	3.8%
— as at 30th June 2002	7.3%	19.6%	4.0%
Construction fees recognised by the Company *(Rmb' million)*			
— up to 31st December 2001	35	46	10
— up to 30th June 2002	43	62	11

The Company is actively in the process of finalising the remaining transfer procedures in respect of the acquisition of the Sewage Plant Construction Projects. The Company understands that TSC neither has the intention nor has issued a written notice to cancel the Transfer Agreements. Since 24th September 2001, the construction of the projects has never been discontinued. In the event that the transfers could not be completed, according to the Transfer Agreements, the Company would be entitled to receive the construction fees for services performed and to recover the construction costs incurred from TSC. For the purpose of preparation of these accounts, the Company has obtained the confirmation from TSC regarding the construction fees receivable by the Company and the construction costs incurred as at 30th June 2002. However, since the transfers have not been completed, the construction costs incurred by the Company during the period from 24th September 2001 to 30th June 2002 could only be recorded as prepayments to suppliers for the time being, and the full amount will be transferred to the Company's construction-in-progress accounts upon completion.

(ii) *Haihe Bridge Project Management Business*

On 24th September 2001, the Company entered into the Haihe Bridge Project Management Agreement with the current controlling shareholder, the owner of the Haihe Bridge Construction Project. According to the agreement, the Company will provide project management services to TMICL for the construction of Haihe Bridge and will be entitled to a total sum of project management fee amounting to Rmb10,650,000. The construction of Haihe Bridge is expected to be completed on or before 31st December 2002.

The Company will receive the project management fee on a monthly basis according to the percentage of completion of the construction of Haihe Bridge. The percentage of completion during a year or period is determined based on the certifications issued by qualified independent surveyors or engineers. In the event that upon the completion of the construction of the Haihe Bridge, the construction cost incurred is less or more than the budget, as the case may be, the Company will be entitled to certain reward or penalty, respectively.

2. ACCOUNTING POLICIES

The unaudited condensed consolidated interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and Appendix 16 of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These condensed interim accounts should be read in conjunction with the 2001 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st December 2001, except that the Group has adopted the following new and revised SSAPs which became effective for accounting periods commencing on or after 1st January 2002:

SSAP 1 (revised): Presentation of financial statements
SSAP 11 (revised): Foreign currency translation
SSAP 15 (revised): Cash flow statements
SSAP 25 (revised): Interim financial reporting
SSAP 34: Employee benefits

The adoption of the new and revised SSAPs has no material effect on the Group's results other than presentational changes. Certain comparative figures have been reclassified to conform with the current period's presentation.

3. TURNOVER AND SEGMENT INFORMATION

An analysis of the turnover and contributions to operating profit for the period by principal activities is as follows:

	New Exchanged Business		Additional New Business		
	Sewage water processing	**Road and toll stations**	**Sewage water processing plant construction**	**Haihe Bridge project management**	**Total**
	Six months ended 30th June 2002				
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Turnover	180,779	36,951	23,630	2,420	243,780
Segment results	121,465	15,021	18,035	1,585	156,106
Taxation	(40,108)	(4,957)	(5,952)	(523)	(51,540)
Profit after taxation	81,357	10,064	12,083	1,062	104,566
Minority interests	75	—	—	—	75
Profit attributable to shareholders	81,432	10,064	12,083	1,062	104,641

3. TURNOVER AND SEGMENT INFORMATION *(Cont'd)*

	New Exchanged Business		Additional New Business		
	Sewage water processing	Road and toll stations	Sewage water processing plant construction	Haihe Bridge project management	Total
	Six months ended 30th June 2001				
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Turnover	168,082	40,272	—	—	208,354
Segment results	118,418	23,060	—	—	141,478
Taxation	(39,078)	(7,610)	—	—	(46,688)
Profit attributable to shareholders	79,340	15,450	—	—	94,790

Pursuant to the PRC tax rules, the Group is subject to PRC business tax levied at 5% of operating revenue and government surcharges levied at 10% of the amount of business tax. The business tax and government surcharges related to revenues derived from the Group during the six months ended 30th June 2002 amounted to Rmb14,188,000 (2001: Rmb12,126,000) and has been deducted from the operating revenue to arrive at the turnover of the Group.

No geographical segment analysis is presented since all of the Group's operations are in the PRC.

4. PROFIT BEFORE TAXATION

Profit before taxation is stated after charging the following:

	Six months ended 30th June	
	2002	2001
	Rmb'000	*Rmb'000*
Depreciation and amortisation	25,328	23,948
Staff costs	17,221	15,238
Repair and maintenance costs	9,771	3,610
Loss on disposal of fixed assets	889	23

5. TAXATION

No Hong Kong profits tax has been provided as the Group has no assessable profits in Hong Kong (2001: nil). PRC income tax has been charged at 33% (2001: 33%) on the assessable profits of the Group.

	Six months ended 30th June	
	2002	2001
	Rmb'000	*Rmb'000*
PRC income tax	51,540	46,688

6. DIVIDEND

No dividend was proposed by the Company for the six months ended 30 June 2001 and 30 June 2002.

7. TRANSFERS TO RESERVES

The Company's board of directors does not recommend any appropriation of the net profit for the six months ended 30th June 2002. The profit appropriation scheme will be decided after the 2002 annual accounts being audited. For the six months ended 30th June 2001, the Company's board of directors decided to transfer 10% and 5% of the net profit of the Company prepared under PRC accounting regulations to the statutory common reserve of Rmb9,479,000 and to the statutory provident fund of Rmb4,740,000, respectively.

8. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of Rmb104,641,000 (2001: Rmb94,790,000) and 1,330,000,000 shares (2001: 1,330,000,000 shares) in issue during the period.

9. ACCOUNTS RECEIVABLE

The accounts receivable of the Group as at 30th June 2002 and 31st December 2001 were aged within one year.

Details of the accounts receivable are set out as follows:

	30th June 2002 *Rmb'000*	**31st December 2001** *Rmb'000*
Amounts due from TSC		
— revenue from sewage water processing services *(note 1(a))*	36,675	44,719
— revenue from sewage water processing plants construction services *(note 1(b)(i))*	41,656	84,864
Haihe Bridge project management fee income *(note 1(b)(ii))*	2,031	2,729
Others	134	—
Total	80,496	132,312

10. OTHER RECEIVABLES AND PREPAYMENTS

Included in other receivables and prepayments as at 30th June 2002 was an amount of Rmb170,337,000 (31st December 2001: Rmb215,026,000), which represented the construction costs incurred during the period from 24th September 2001 to 30th June 2002 in relation to the sewage water processing plants construction services (note 1(b)(i)) amounting to Rmb305,546,000 (31st December 2001: Rmb238,926,000), less amounts paid by TSC on behalf of the Group amounting to Rmb135,209,000 (31st December 2001: Rmb23,900,000).

11. OTHER PAYABLES

Other payables as at 30th June 2002 included an amount due to TMICL of Rmb55,168,000 (31st December 2001: Rmb17,696,000), which is unsecured, interest free and has no specific repayment terms, except for an amount of Rmb30,000,000 which had been repaid on 24th July 2002.

In addition, other payables as at 30th June 2002 included an amount of construction costs payable of Rmb90,337,000 (31st December 2001: Rmb135,730,000) which represented the balance payable to contractors in respect of the construction costs incurred by the Company in relation to the construction of the sewage water processing plants during the period from 24th September 2001 to 30th June 2002 (note 1(b)(i)). The construction costs payable included amounts of Rmb84,606,000 (31st December 2001: Rmb99,396,000) payable to related companies.

12. SHARE CAPITAL

	30th June 2002 Rmb'000	31st December 2001 Rmb'000
Registered, issued and fully paid capital of Rmb1 each:		
990,000,000 A shares	990,000	990,000
340,000,000 H shares	340,000	340,000
	1,330,000	1,330,000

All the A and H shares rank pari passu in all respects.

13. LONG-TERM LIABILITIES

Long-term liabilities include a specific payable of Rmb36,000,000 (31st December 2001: Rmb36,000,000) obtained by the Company's subsidiary, Tianjin Water Recycling Company Limited, from Tianjin Municipal Engineering Bureau ("TMEB") in accordance with a document issued by Tianjin Development Planning Commission "Forwarded Notice from the State Development *Planning Commission Regarding Investment Plan of Specific Fund of Central Budget for the Sewage Water Recycling Projects in* 2001". The specific payable is granted for the construction of the Jizhuangzi sewage water recycling project. The remaining balance is obtained by the subsidiary from Tianjin Municipal Government. These specific payables are interest free and the method and date of repayment will only be determined after the completion of the construction project which is estimated to take more than one year.

14. COMMITMENTS

(a) Capital commitments

	30th June 2002 Rmb'000	31st December 2001 Rmb'000
Contracted but not provided for *(i)*	173,841	137,892
Authorised but not contracted for *(ii)*	2,276,379	2,398,694
	2,450,220	2,536,586

(i) The amount represented the consideration as at 24th September 2001 in respect of the proposed acquisition of the sewage water processing plants constructions-in-progress (note 1(b)(i)) amounting to Rmb137,892,000, which will be payable upon completion of the acquisitions, and the capital commitments of Tianjin Jizhuangzi sewage water recycling project of the Company's subsidiary, Tianjin Water Recycling Company Limited, amounting to Rmb35,949,000.

(ii) The Group amount comprises the commitments of the Company in respect of the construction projects of the sewerage water processing plants from 1st July 2002 to completion date, amounting to Rmb2,217,574,000 and the capital commitments of Tianjin Jizhuangzi sewage water recycling project of the Company's subsidiary, Tianjin Water Recycling Company Limited, amounting to Rmb58,805,000.

14. COMMITMENTS *(Cont'd)*

(b) Operating lease commitments

At 30th June 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of office premises leased from TMICL as follows:

	30th June 2002	31st December 2001
	Rmb'000	*Rmb'000*
Within one year	1,050	450
One year to five years	3,000	1,800
After five years	6,075	6,300
	10,125	8,550

In addition, certain leases in respect of the land and buildings at toll stations of the Group were leased from third parties with no specific lease period. The yearly rental in respect of these leases in aggregate amounts to Rmb380,000.

15. RELATED PARTY TRANSACTIONS

The Group had the following significant transactions with related companies for the six months ended 30th June 2002 and 30th June 2001, which were carried out in the normal course of operations:

Name of enterprises	Nature of transaction	Six months ended 30th June 2002	2001
		Rmb'000	*Rmb'000*
Income			
TSC	Revenue from sewage water processing services *(note (a))*	191,301	177,864
TSC	Revenue from construction of sewage water processing plants *(note (b))*	25,005	—
TMICL	Revenue from Haihe Bridge project management services *(note (c))*	2,560	—
Expenses			
TURBCC	Road repair and maintenance *(note (d))*	1,536	—
TMICL	Operating lease rental in respect of office premises *(note (e))*	525	225
Li & Partners	Legal consulting fees *(note (f))*	1,348	960
Others			
Related contractors	Prepaid sewage water processing plants construction costs *(note (g))*	41,157	—

Notes:

(a) This represents revenue derived from the sewage water processing services rendered by the Company to TSC according to Sewage Water Processing Agreement, details of which are set out in note 1(a).

(b) This represents revenue derived from the construction of sewage water processing plants services rendered by the Company to TSC according to Sewage Water Plants Construction Fee Agreement, details of which are set out in note 1(b)(i).

(c) This represents revenue derived from the Haihe Bridge project management services rendered to the current controlling shareholder, details of which are set out in note 1(b)(ii).

15. RELATED PARTY TRANSACTIONS *(Cont'd)*

(d) According to a road repair and maintenance agreement, Tianjin Urban Road & Bridge Construction Company ("TURBCC"), shall provide road repair and maintenance services to the Company in relation to the South-eastern Half Ring Road for fees based on the rates prescribed in the Index For Estimation of Repair and Maintenance Costs For National Urban Construction (Jian She Bu Cheng [1993] No. 412) issued by the Ministry of Construction of the PRC, from time to time.

(e) The operating lease rentals were paid to the current controlling shareholder based on two office premises leasing agreements, signed on 10th October 2000 and 7th April 2002 respectively. According to the agreements, the Company shall lease two buildings from TMICL as its office premises for a total annual rentals of Rmb1,050,000, and such rentals will be adjusted every three years based on the then market rentals determined by an independent valuer.

(f) This represents the fees for legal services provided by Li & Partners. Li & Partners is a law firm in which a former independent director of the Company in 2001 and during the period, Mr Li Wei Bin, has a beneficial interest. Pursuant to the annual general meeting held on 16th April 2002, Mr. Li Wei Bin resigned as an independent director from the date of the general meeting.

(g) This represents the construction costs incurred in respect of the Sewage water processing plants during the period from 1st January 2002 to 30th June 2002 and payable to the following related contractors:

Name of related parties	**Six months ended 30th June**	
	2002	**2001**
	Rmb'000	*Rmb'000*
Tianjin Urban Road Construction No.2 Co., Ltd.	22,524	—
Tianjin Urban Road Construction No.3 Co., Ltd.	5,705	—
Tianjin City Construction Group Co., Ltd.	406	—
Sewage Management Bureau No.2 Management Office	600	—
Sewage Management Bureau No.4 Management Office	1,000	—
Tianjin Sewage Engineering Company	7,666	—
Tianjin Sewage Engineering No.2 Company	750	—
Tianjin Road & Bridge Management Bureau No.1 Management Office	651	—
Tianjin Road & Bridge Management Bureau No.3 Management Office	355	—
Tianjin Municipal Engineering Design Research Institute	1,500	—
Total	41,157	—

(h) The road and toll stations business has fifteen toll stations as at 30th June 2002. According to a land leasing agreement, the land on which twelve of the fifteen toll stations are located is granted by TMEB for perpetual use of the road and toll stations business free of charge.

16. SIGNIFICANT EVENTS

Pursuant to the 22nd meeting of the second Board of Directors held on 28th February 2002, the Board of Directors proposed to issue "A Share" convertible bonds of total amount not more than Rmb1,200 million at par value. The par value of each convertible bond is Rmb100 and the bonds will be mature in 5 years. The proposal was approved at the tenth annual general meeting by the shareholders held on 16th April 2002.

X. PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. The Company has not purchased or sold any of the Company's shares during the period.

XI. AUDIT COMMITTEE

The Audit Committe comprises the independent non-executive directors, Messrs Chan Boon Teong, Wang Xiang Fei and Gao Zong Ze. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the condensed interim accounts of the Company prepared under HK GAAP.

XII. CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not or was not, for any part of the period, in compliance with the Code of Best Practice.

XIII. DOCUMENTS AVAILABLE FOR INSPECTION

1. Interim report for 2002 signed by the Chairman;

2. Statement of accounts, undersigned and sealed by the legal representative, the officer in charge of the accounting works (Chief Financial Accountant) and the officer in charge of the accounting department;

3. Auditors' report on the accounts of the Company prepared under PRC GAAP for the six months ended 30th June 2002, sealed by the accounting firm and undersigned by the certified public accountants;

4. Original copies of documents and announcement of the Company which were publicly disclosed on newspapers and magazines specified by CSRC during the period covered by this report;

5. Articles of Association of the Company; and

6. Interim report for 2002 as published for Hong Kong securities market (available on or before 15th August 2002).

By order of the Board
Ma Baiyu
Chairman

Tianjin, the PRC

1st August 2002

截至2002年6月30日止
6個月半年度報告



Tianjin Capital Environmental Protection Company Limited

天 津 創 業 環 保 股 份 有 限 公 司

一、公司簡介

1. 公司名稱

中文名稱	天津創業環保股份有限公司(「本公司」) (原稱:天津渤海化工(集團)股份有限公司)
英文名稱	Tianjin Capital Environmental Protection Company Limited (原稱:Tianjin Bohai Chemical Industry (Group) Company Limited)

2. 公司地址

註冊地址	中華人民共和國(「中國」) 天津市 南開區 水上公園北路 津龍公寓18號 郵政編碼:300074
主要辦公地址	中國 天津市 和平區 貴州路45號 郵政編碼:300051

3. 公司代表

法定代表人	馬白玉女仕
董事會秘書和董事會證券事務代表	付亞娜女仕
聯繫地址	中國 天津市 和平區 貴州路45號 郵政編碼:300051
電話	86-22-2352 3036
傳真	86-22-2352 3100
電子信箱	tjcep@public.tpt.tj.cn
公司秘書	葉沛森先生
聯繫地址	香港 上環 干諾道西3號 億利商業大廈 十六樓A、E、F室
電話	852-2803 2373
傳真	852-2540 6365
電子信箱	ippuisum@my.netvigator.com

4. 公司指定信息披露媒體

本公司選定的信息披露報紙的名稱	《上海證券報》、香港《文滙報》和香港《英文虎報》
登載本公司中期報告的中國證券監督管理委員會(「中國證監會」)指定國際互聯網網址	http://www.sse.com.cn
登載本公司中期報告的香港聯合交易所有限公司(「香港聯交所」)之互聯網網址	http://www.hkex.com.hk
本公司中期報告備置地點	中國 天津市 和平區 貴州路45號 郵政編碼：300051 本公司董事會秘書辦公室

5. 公司股票上市資料

A股上市地點	上海證券交易所(「上交所」)
股票簡稱	創業環保
股票代碼	600874
H股上市地點	香港聯交所
股票簡稱	天津創業環保
股票代碼	1065

二、會計數據與業務數據摘要

(一) 根據香港普遍採納之會計原則(「香港會計原則」)編製

按香港會計原則編制的本報告期內本公司及其附屬公司(「本集團」)之合併淨利潤為人民幣104,641千元，合併淨資產為人民幣1,672,529千元。

(二) 根據中國《企業會計準則》和《企業會計制度》(統稱「中國會計規則」)編製

本集團在本報告期內按照中國會計規則編製的財務報表實現了人民幣104,641千元的淨利潤。本報告期內的主要財務數據和上年同期及上年全年數字比較如下：

	截至6月30日止6個月		截至12月31日止12個月
	2002年	2001年	2001年
指標項目	*人民幣千元*	*人民幣千元*	*人民幣千元*
淨利潤	104,641	94,790	267,634
扣除非經常性損益後的淨利潤	105,576	94,498	267,551
每股收益(*註2*)	人民幣0.08元	人民幣0.07元	人民幣0.20元
淨資產收益率	6.26%	6.31%	17.07%
扣除非經常性損益後的加權平均淨資產收益率(*註3*)	6.52%	6.50%	17.37%
每股經營活動產生的現金流量淨額	人民幣0.11元	人民幣0.11元	人民幣0.14元

	2002年6月30日	2001年6月30日	2001年12月31日
	人民幣千元	*人民幣千元*	*人民幣千元*
股東權益	1,672,529	1,501,444	1,567,888
每股淨資產	人民幣1.26元	人民幣1.13元	人民幣1.18元
調整後每股淨資產	人民幣1.26元	人民幣1.13元	人民幣1.18元

註：

1. 本公司2002年度中期、2001年度中期及2001年度的主要財務數據是按本公司經審計的按中國會計規則編制的賬目編製。

2. 因本報告期內本公司股份數額未發生變化，加權平均計算的每股收益與全面攤薄計算的每股收益相同。

3. 非經常性損益項目包括：營業外收入人民幣3千元，營業外支出人民幣938千元。

(三) 根據中國會計規則及香港會計原則編製賬目之間出現之重大差異

根據中國會計規則及香港會計原則編製之淨利潤及淨資產沒有差異。

三、股本變動及股東情況

(一) 股本變動情況

報告期內，本公司股份總數及結構沒有發生變動。

(二) 股東情況介紹

(1) 報告期末股東總數

於2002年6月30日本公司股東總數為29,417戶。其中：國有股股東1戶，法人股股東197戶，內資流通股股東28,980戶、外資流通股股東239戶。國有股及法人股均為非流通股。

(2) 於2002年6月30日本公司前10名最大股東持股情況

名次	股東名稱	類別	期末持股數	佔總股本 (%)
1.	天津市政投資有限公司(「天津市政」)(國家持股單位)	內資股	839,020,000	63.08
2.	香港中央結算(代理人)有限公司(外資流通股)	H股	334,713,000	25.17
3.	渤海證券(其中：法人股10萬股，流通股373萬股)	內資股	3,830,000	0.29
4.	瀋鐵經發(法人股)	內資股	3,500,000	0.26
5.	中國南方證券有限公司(法人股)	內資股	2,725,000	0.20
6.	光大證券(流通股)	內資股	1,934,900	0.15
7.	第三設計(流通股)	內資股	1,613,700	0.12
8.	銀河證券(法人股)	內資股	1,500,000	0.11
9.	裕元基金(流通股)	內資股	1,281,400	0.096
10.	遼寧神農(法人股)	內資股	1,000,000	0.075

註：

根據香港中央結算(代理人)有限公司提供的股東名冊，其持有之H股股份乃代表多個客戶所持有，沒有個別股東的持股數超過本公司總股本的5%。

(3) 天津市政持有本公司國有股83,902萬股，佔總股本的63.08%，為本公司的第一大股東(「控股股東」)。報告期內，本公司的控股股東沒有發生變化。

(4) 天津市政與第2名至第10名股東之間不存在關連關係。但第2名至第10名股東之間未知是否存在關連關係。

四、董事、監事及高級管理人員於本公司之情況

(一)董事、監事及高級管理人員於本公司之權益

各董事、監事或高級管理人員或彼等之關連人士於本報告期間概無於本公司或任何聯繫公司之股份或債券中擁有任何權益。

(二)報告期內本公司董事、監事和高級管理人員變化情況

(1) 經本公司2001年度股東大會批准，本公司獨立董事李偉斌先生及管維立先生辭去獨立董事職務，並聘請高宗澤先生及王翔飛先生任獨立董事，相關公告見2002年4月17日《上海證券報》、香港《文滙報》和香港《Hong Kong iMail》。

(2) 經本公司第二屆董事會第二十二次會議批准，聘任安品東先生及顧啟峰先生兼任公司副總經理，相關公告見2002年3月1日《上海證券報》、香港《文滙報》和香港《Hong Kong iMail》；經本公司第二屆董事會第二十三次會議批准，聘任朱雁伯先生任公司副總經理，相關公告見2002年4月30日《上海證券報》、香港《文滙報》和香港《Hong Kong iMail》。

五、管理層討論與分析

(一)本集團主要經營業績及財務狀況分析

本集團經營業績及財務狀況分析如下，數據摘自按中國會計規則編制的報表。

(1) 主營業務收入、主營業務利潤、淨利潤、現金及現金等價物淨增加額的變動情況

項目	截至6月30日止6個月 2002年 人民幣千元	2001年 人民幣千元	增(+)／減(-)%
主營業務收入	257,968	220,480	+17.00%
主營業務利潤	176,584	153,393	+15.12%
淨利潤	104,641	94,790	+10.39%
現金及現金等價物淨增加額	17,698	134,169	-86.81%

分析：報告期內主營業務收入和主營業務利潤比去年同期相比分別增加17%和15.12%，主要是因為本公司在2001年簽訂了有條件生效協議，同意在若干條件達成後，受讓三個污水處理廠項目的在建工程，並於協議簽訂日起由本公司對其進行建設，獲取建設收費收入。淨利潤比上年同期增加10.39%，是因為主營業務收入增加所致。現金和現金等價物淨增加額的減少是因為本公司在報告期內支付了現金股息所致。

(2) 總資產、股東權益變動情況

項目	2002年6月30日 人民幣千元	2002年1月1日 人民幣千元	增(+)／減(-)%
總資產	1,875,942	1,926,984	-2.65%
股東權益	1,672,529	1,567,888	+6.67%

分析：報告期末總資產較年初減少2.65%，主要是因為本集團資產減少所致；股東權益較年初增加6.67%，主要是因為本集團經營活動產生利潤所致。

(二)管理層對報告期內已發生或將要發生的重大事項的分析

報告期內，本集團根據中國污水處理行業及環保行業的調查研究，制定了本集團發展策略，積極拓展天津市以外地區污水處理業務並積極準備引進國際合作夥伴，以提高本集團技術水平、管理水平，培育本集團核心競爭力。

報告期內，本集團整合認證工作(ISO9001、ISO14001和OHSAS18001)取得了階段性進展，目前，程序文件已經正式試運行，本公司管理工作進一步科學化、系統化、制度化。

報告期內，本公司已經向中國證監會報送了發行A股可轉換公司債券的申請文件，中國證監會正在審查。

本公司將在下半年啓動紀庄子污水處理廠改造工程，但該改造工程不會對紀庄子污水處理廠的運營產生重大影響。

五、管理層討論與分析

(三)本集團經營情況

(1) 本集團主營業務範圍

報告期內本集團主營業務範圍是污水處理廠運營、建設以及城市道路收費與養護。

(2) 本集團主營業務經營情況

報告期內，本集團的經營環境沒有發生重大變化，本集團在不斷完善公司治理結構的同時，積極加強內部管理和控制。注重本集團發展策略的研究，提高本集團核心競爭力，充分發揮本集團專業化的優勢，加強成本控制，從而保證本集團穩步增長。

1. 污水處理廠業務經營情況

報告期內，本公司污水處理業務穩步增長，本公司運營的兩座污水處理廠總計污水處理量與去年同期比較增長約7.1%，主要是因為東郊污水處理廠進水口改造後提高了進水量。

2. 道路收費業務經營情況

報告期內，道路收費額與去年同期下降8%，主要是因為衛國道和躍進路收費站兩站併為一站，在三個月的施工期間停止收費而造成的，但因為該部分業務在本公司主營業務中所佔比重不大，對本公司整體收入產生的影響也不大。

3. 污水處理廠項目建設經營情況

報告期內，本公司建設的北倉污水處理廠、咸陽路污水處理廠及紀庄子污水處理廠(擴建)工程實際完成工程工作量為人民幣66,620千元，按照工程進度本公司獲得工程建設費收入共人民幣25,005千元。

目前，本公司還在積極辦理收購天津市排水公司「排水公司」上述三個污水處理廠在建工程的餘下轉移手續。本公司得悉排水公司並無意向亦從未發出過欲取消該等轉讓協定的書面通知。從2001年9月24日至今，本公司也從未中斷過建設該三個項目。根據該等轉讓協定，倘若前述收購未能最終完成，本公司仍可按照建設收費協議從排水公司收取已提供服務的相應建設費和收回已投入的建設成本。在編製本報表時，排水公司已向本公司書面確認截至2002年6月30日止的建設收費和已投入建設成本。然而，由於收購尚未最終完成，故本公司自2001年9月24日至2002年6月30日止期間發生的建設成本只能暫記入本公司預付帳款帳戶中，待收購完成時將全數轉入本公司的在建工程帳戶。

(三)本集團經營情況*(續)*

4. 海河大橋管理業務情況

報告期內，海河大橋實際完成工程量人民幣1.2億元，按照工程實際完成量本公司共獲得管理費收入人民幣2,560千元。

各業務的財務數據如下所示：

	業務量	收入 *人民幣千元*	佔總收入 %	淨利潤 *人民幣千元*	佔淨利潤 %
污水處理業務	1.01億立方米	191,301	74.16	81,432	77.82
道路及收費站業務	1,420,319車次	39,102	15.16	10,064	9.62
污水處理廠建設	人民幣66,620千元	25,005	9.69	12,083	11.55
海河橋項目管理	人民幣1.2億元	2,560	0.99	1,062	1.01
總計		257,968	100.00	104,641	100.00

(四)本公司主要控股公司及參股公司的經營情況及業績

(1) 本公司控股的公司經營情況及業績

截至報告期末，本公司持有天津中水有限責任公司90%的股權。該公司註冊資本為人民幣2,000萬元。目前該公司的中水供水設施、設備仍在建設當中，截至2002年6月30日6個月期間，該公司虧損人民幣75萬元。

(2) 本公司參股的公司經營情況及業績

1. 截至報告期末，本公司投資天津北方人才港股份有限公司的總投資額為人民幣200萬元，佔其註冊資本的6.1%，截至2002年6月30日6個月期間，該公司虧損人民幣213萬元。

2. 截至報告期末，本公司投資天津市寶通輕集料有限責任公司的總投資額為人民幣200萬元，佔其註冊資本的20%，該公司目前仍在建設期間，尚未投產運營。

五、管理層討論與分析

(五)下半年度本集團經營和發展計劃

2002年下半年，本集團將根據年初制定的經營計劃，進一步強化管理，加大科技投入力度，結合上半年的實際生產經營以及下半年的生產環境，以確保全年工作目標的實現。下述為本集團下半年度的經營和發展計劃：

(1) 繼續建設紀庄子污水處理廠擴建工程和咸陽路及北倉污水處理廠建設等項目工程，及繼續進行這些項目的貸款之轉貸工作。

(2) 結合紀庄子污水處理廠擴建工程，對紀庄子污水處理廠進行大修改造，確保紀庄子污水處理廠擴建項目完工後，紀庄子污水處理廠處理能力能夠達到每天54萬噸。

(3) 積極與國際先進污水處理公司合作，提高本公司技術水平和管理能力。

(4) 開發外埠污水處理市場，在全國尋找拓展污水處理廠建設、運營等市場的機會，達致經濟效益。

(5) 完成科技研發中心的籌建工作，開發與城市污水處理等有關的環保產品、設備和技術，以科技的發展和應用推動企業的發展。

(6) ISO9001，ISO14001和OHSAS18001程序文件試運行，並力爭通過整合認證，使本公司管理工作科學化、系統化、制度化。

(7) 如獲相關部門批准，在條件成熟時實施發行公司可轉換債券工作。

六、重要事項

(一) 公司治理情況

本公司按照《公司法》、《證券法》和中國證監會有關法律法規的要求，積極完善公司治理結構，規範本公司運作，根據中國證監會和國家經貿委於2002年1月7日發佈的《上市公司治理準則》修訂了《公司章程》，制定了《股東大會議事規則》、《董事會議事規則》、《監事會議事規則》、《信息披露管理制度》、《總經理工作細則》。

本公司設立了獨立董事制度，在本公司董事會成員中共有3名獨立董事，佔董事會成員總數的三分之一，獨立董事具有法律、會計等方面的專業知識。

本公司還將在實際工作中，根據有關的法律、法規、規章制度不斷的完善、補充和修訂上述規章制度，更好地發揮股東大會、董事會、監事會及管理層的作用，規範公司運作。

(二) 2001年度利潤分配執行情況

2001年度利潤分配方案經本公司2001年度股東大會批准後已經實施分配，除息日為2002年6月6日，股息分派日為2002年6月12日。

(三) 報告期內本集團無重大訴訟、仲裁事項。

(四) 報告期內的重大資產收購進展情況

根據2001年9月24日本公司與排水公司簽訂並經2001年11月12日臨時股東大會批准的《北倉污水處理廠在建工程轉讓協議》、《紀庄子污水處理廠(擴建)在建工程轉讓協議》和《咸陽路污水處理廠在建工程轉讓協議》等三個有條件生效協議，因項目貸款轉貸工作仍未辦理完畢，尚未正式生效。本公司在下半年將繼續進行相關的轉貸工作。

（五）關連交易事項

於報告期內，本公司有以下持續性關連交易及合約

(1) 2001年9月24日天津市排水公司與本公司簽訂了《北倉污水處理廠在建工程轉讓協議》、《咸陽路污水處理廠在建工程轉讓協議》、《紀庄子污水處理廠（擴建）在建工程轉讓協議》和《在建工程收費協議》，根據上述協議，在報告期內，北倉污水處理廠在建工程、咸陽路污水處理廠在建工程及紀庄子污水處理廠（擴建）在建工程在協議期內實際完成工程工作量人民幣6,662萬元，根據《污水處理（擴建）在建工程的收費協議》獲得收入人民幣2,501萬元。

(2) 2001年9月24日天津市政與本公司簽訂的《中環線東南半環海河大橋項目委託管理合同》，根據上述協議，在報告期內共完成工程量人民幣1.2億元，獲得收入人民幣256萬元。

(3) 根據天津市政與排水公司於2000年10月10日訂立的《污水處理委託協議》，排水公司同意聘用天津市政處理污水，為期三十年，而價格是根據計價公式所計出的價格計算。排水公司為一家在中國成立的國有企業，並受天津市市政工程局的監控。該協議初步由天津市政與排水公司訂立，因為在該時期污水處理業務是由天津市政擁有及經營的。在資產置換完成後，天津市政的權利及責任自動轉移予本公司，而本公司代替天津市政成為協議的訂約方。根據計價公式，處理污水的價格是按成本加盈利的方法，並與（其中包括）污水處理成本和資本投資的固定回報及獎勵金相掛鉤計算。本公司在報告期內處理污水1.01億立方米，根據與排水公司的《污水處理委託協議》獲得人民幣1.91億元的污水處理服務費。

(4) 根據天津市政與天津市市政道橋建築工程公司（「道橋公司」）於2000年10月1日訂立的道路維修養護委託協議及於2000年11月24日訂立的補充協議，道橋公司向天津市政提供有關東南半環城市道路的維修及養護服務。道橋公司為一家於中國成立的公司，並受天津市市政工程局監管。該協議初步由天津市政與道橋公司訂立，因為在該時期東南半環城市道路是由天津市政擁有及經營的。在資產置換完成後，天津市政的權利及責任自動轉讓予本公司，而本公司代替天津市政成為協議的訂約方。根據協議的條款，道橋公司將按建設部不時發出的《全國市政工程設施養護維修估算指標》（建設部成[1993]412號文）所規定費率向本公司收取費用。

(5) 本公司與天津市政於2000年10月10日訂立房屋租賃協議，本公司於資產置換完成後向天津市政租用位於天津市南開區水上公園北路津龍公寓18號作為其辦公室物業，總建築面積約為674平方米。本公司每年須向天津市政支付的租金為人民幣45萬元。每三年按一名獨立估值師所厘定的市場租金予以調整。

(6) 本公司與天津市政於2002年4月7日訂立房屋租賃協議，租賃天津市政位於天津市和平區貴州路45號作為本公司的主要辦公地點。總建築面積約為2,528平方米，鑒於本公司曾於2000年10月10日與天津市政訂立的上條所述的房屋租賃協議，本公司與天津市政協商同意，在上述協議沒有解除的情況下，本租賃協議的租金定為人民幣60萬元。本公司擬在下次股東大會提請股東批准變更本公司註冊地址為天津市和平區貴州路45號並同時解除上述協議，屆時，本協議的租金將由本公司和天津市政重新商定。

六、重要事項

(7) 本公司因建設紀庄子擴建工程及咸陽路污水處理廠工程而與存在關連關係的公司發生交易，該類關連交易為持續性關連交易，詳細情況見本中期報告內根據中國會計規則編製的會計報表附註24「關聯交易」及根據香港會計原則編製的帳目附註15「關連交易」。

本公司獨立董事確認上述交易是按一般商業條款進行的。

(六) 報告期內本公司沒有發生託管、承包、租賃其他公司資產的事項，也沒有發生其他公司託管、承包、租賃本公司資產的事項。

(七) 報告期內本公司沒有發生擔保事項。

(八) 報告期內本公司不存在委託理財事項。

(九) 報告期內本公司沒有募集資金，也不存在募集資金使用延續到本報告期內的情況。

(十) 報告期內除上述三個在建工程外，本公司沒有其他的非募集資金對外投資情況。

(十一) 本公司繼續聘任普華永道中天會計師事務所有限公司為國內審計師，註冊會計師為周忠惠及王笑。本公司截至2002年6月30日止6個月發生的審計費用為人民幣1,435,026元(其中人民幣35,026元為住宿費)。

七、中國核數師報告書

PRICEWATERHOUSECOOPERS
普 华 永 道

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd.
Mailing address:
12F, Shui On Plaza
333 Huai Hai Zhong Lu
Shanghai 200021
People's Republic of China
Telephone: +86 (21) 6386 3388
Facsimile: +86 (21) 6386 3300

天津創業環保股份有限公司全體股東：

我們接受委託，審計了天津創業環保股份有限公司(「 貴公司」)及 貴集團(貴公司及其子公司)2002年6月30日的資產負債表及2002年1月1日至2002年6月30日止6個月的利潤及利潤分配表和現金流量表。這些會計報表由 貴公司負責，我們的責任是對這些會計報表發表審計意見。我們的審計是依據《中國註冊會計師獨立審計準則》進行的。在審計過程中，我們結合 貴公司及 貴集團的實際情況，實施了包括抽查會計記錄等我們認為必要的審計程序。

我們認為，載於第14頁至第39頁的上述 貴公司及 貴集團會計報表符合中華人民共和國《企業會計準則》和《企業會計制度》的有關規定，在所有重大方面公允地反映了 貴公司及 貴集團2002年6月30日的財務狀況及2002年1月1日至2002年6月30日止6個月的經營成果和現金流量情況，會計處理方法的選用遵循了一貫性原則。

普華永道中天	**周忠惠**	**王笑**
會計師事務所有限公司	*註冊會計師*	*註冊會計師*

中國上海
2002年8月1日

八、根據中國會計規則編製的報表

資產負債表
於2002年6月30日

	附註	合併 於2002年 6月30日 人民幣千元	合併 於2001年 12月31日 人民幣千元	公司 於2002年 6月30日 人民幣千元	公司 於2001年 12月31日 人民幣千元
資產					
流動資產					
貨幣資金	3	278,166	260,468	218,843	208,770
應收賬款	4	80,496	132,312	80,362	132,312
其他應收款	5	1,118	548	1,104	530
預交所得税	6	30,710	—	30,710	—
預付賬款	7	187,785	215,140	167,969	215,026
存貨	8	1,971	2,514	1,971	2,514
待攤費用		640	—	621	—
流動資產合計		580,886	610,982	501,580	559,152
長期投資					
長期股權投資	9	4,000	4,000	20,343	21,018
固定資產					
固定資產原值		1,758,700	1,754,719	1,753,379	1,751,406
減：累計折舊		(467,644)	(442,717)	(467,529)	(442,717)
固定資產淨值	10	1,291,056	1,312,002	1,285,850	1,308,689
資產總計		1,875,942	1,926,984	1,807,773	1,888,859

後附會計報表附註為本會計報表的組成部分。

馬白玉	安品東	時振娟
公司負責人	*財務負責人*	*製表人*

八、根據中國會計規則編製的報表

資產負債表（*續*）
於2002年6月30日

	附註	合併 於2002年 6月30日 人民幣千元	合併 於2001年 12月31日 人民幣千元	公司 於2002年 6月30日 人民幣千元	公司 於2001年 12月31日 人民幣千元
負債及股東權益					
流動負債					
應付賬款		414	209	294	199
應付福利費		4,430	3,471	4,424	3,465
應付股利	11	2,723	106,400	2,723	106,400
應交稅金	12	3,805	46,597	3,799	46,593
其他應交款		168	2,200	168	2,200
其他應付款	13	149,071	157,545	119,050	157,531
預提費用		4,786	4,583	4,786	4,583
流動負債合計		165,397	321,005	135,244	320,971
長期負債					
專項應付款	14	36,200	36,200	—	—
負債合計		201,597	357,205	135,244	320,971
少數股東權益		1,816	1,891	—	—
股東權益					
股本	15	1,330,000	1,330,000	1,330,000	1,330,000
資本公積	16	69,289	69,289	69,289	69,289
盈餘公積	16	41,250	41,250	41,250	41,250
其中：法定盈餘公積金		27,500	27,500	27,500	27,500
法定公益金		13,750	13,750	13,750	13,750
未分配利潤	17	231,990	127,349	231,990	127,349
股東權益合計		1,672,529	1,567,888	1,672,529	1,567,888
負債和股東權益總計		1,875,942	1,926,984	1,807,773	1,888,859

後附會計報表附註為本會計報表的組成部分。

馬白玉	安品東	時振娟
公司負責人	*財務負責人*	*製表人*

八、根據中國會計規則編製的報表

利潤表

截至2002年6月30日止6個月

		合併		公司	
		截至2002年6月30日止6個月	截至2001年6月30日止6個月	截至2002年6月30日止6個月	截至2001年6月30日止6個月
	附註	人民幣千元	人民幣千元	人民幣千元	人民幣千元
主營業務收入	18	257,968	220,480	257,968	220,480
減：主營業務成本	18	(67,196)	(54,961)	(67,196)	(54,961)
主營業務税金及附加	18	(14,188)	(12,126)	(14,188)	(12,126)
主營業務利潤		176,584	153,393	176,584	153,393
加：其他業務利潤		352	—	8	—
減：管理費用		(20,871)	(12,449)	(19,747)	(12,449)
財務收入淨額	19	976	242	945	242
營業利潤		157,041	141,186	157,790	141,186
減：投資損失	20	—	—	(674)	—
加：營業外收入		3	321	3	321
減：營業外支出		(938)	(29)	(938)	(29)
利潤總額		156,106	141,478	156,181	141,478
減：所得税	21	(51,540)	(46,688)	(51,540)	(46,688)
少數股東損益		75	—	—	—
淨利潤		104,641	94,790	104,641	94,790

後附會計報表附註為本會計報表的組成部分。

馬白玉	**安品東**	**時振娟**
公司負責人	*財務負責人*	*製表人*

八、 根據中國會計規則編製的報表

利潤分配表
截至2002年6月30日止6個月

		合併		公司	
	附註	截至2002年6月30日止6個月 人民幣千元	截至2001年6月30日止6個月 人民幣千元	截至2002年6月30日止6個月 人民幣千元	截至2001年6月30日止6個月 人民幣千元
淨利潤		104,641	94,790	104,641	94,790
加：期初未分配利潤		127,349	6,261	127,349	6,261
可供分配的利潤		231,990	101,051	231,990	101,051
減：提取法定盈餘公積金	16(b)	—	(9,479)	—	(9,479)
提取法定公益金	16(b)	—	(4,740)	—	(4,740)
期末未分配利潤		231,990	86,832	231,990	86,832

後附會計報表附註為本會計報表的組成部分。

馬白玉	安品東	時振娟
公司負責人	財務負責人	製表人

八、根據中國會計規則編製的報表

現金流量表
截至2002年6月30日止6個月

項目	合併 截至2002年6月30日止6個月 *人民幣千元*	合併 截至2001年6月30日止6個月 *人民幣千元*	公司 截至2002年6月30日止6個月 *人民幣千元*	公司 截至2001年6月30日止6個月 *人民幣千元*
經營活動產生的現金流量				
現金流入：				
提供勞務收到的現金	310,603	220,297	309,918	220,297
收到的其他與經營活動有關的現金	36,392	4,271	6,392	4,271
現金流入小計	346,995	224,568	316,310	224,568
現金流出：				
購買商品、接受勞務支付的現金	(28,275)	(19,253)	(27,925)	(19,253)
支付給職工以及為職工支付的現金	(16,913)	(14,870)	(16,201)	(14,870)
支付的各項稅費	(142,059)	(47,218)	(142,032)	(47,218)
支付的其他與經營活動有關的現金	(14,462)	(1,213)	(14,173)	(1,213)
現金流出小計	(201,709)	(82,554)	(200,331)	(82,554)
經營活動產生的現金流量淨額	145,286	142,014	115,979	142,014
投資活動產生的現金流量				
現金流入：				
收到的其他與投資活動有關的現金	1,063	—	1,033	—
現金流出：				
購建固定資產、無形資產和其他長期資產所支付的現金	(24,974)	(7,845)	(3,262)	(7,845)
投資活動產生的現金流量淨額	(23,911)	(7,845)	(2,229)	(7,845)
籌資活動產生的現金流量				
現金流出：				
分配股利或利潤所支付的現金	(103,677)	—	(103,677)	—
現金淨增加額	17,698	134,169	10,073	134,169

後附會計報表附註為本會計報表的組成部分。

馬白玉	安品東	時振娟
公司負責人	*財務負責人*	*製表人*

八、根據中國會計規則編製的報表

現金流量表（續）
截至2002年6月30日止6個月

補充資料	合併		公司	
	截至2002年6月30日止6個月 人民幣千元	截至2001年6月30日止6個月 人民幣千元	截至2002年6月30日止6個月 人民幣千元	截至2001年6月30日止6個月 人民幣千元
(i) **將淨利潤調節為經營活動的現金流量淨額**				
淨利潤	104,641	94,790	104,641	94,790
加／(減)：				
少數股東損益	(75)	—	—	—
固定資產折舊及攤銷	25,328	23,948	25,213	23,948
固定資產報廢	889	23	889	23
投資損失	—	—	674	—
存貨的減少	543	197	543	197
經營性應收項目的減少／(增加)	65,892	(2,218)	66,069	(2,218)
經營性應付項目的(減少)／增加	(51,932)	25,274	(82,050)	25,274
經營活動產生的現金流量淨額	145,286	142,014	115,979	142,014
(ii) **現金淨增加情況**				
現金的期末餘額	278,166	186,008	218,843	186,008
減：現金的期初餘額	(260,468)	(51,839)	(208,770)	(51,839)
現金淨增加額	17,698	134,169	10,073	134,169

後附會計報表附註為本會計報表的組成部分。

馬白玉	安品東	時振娟
公司負責人	*財務負責人*	*製表人*

八、根據中國會計規則編製的報表

會計報表附註
截至2002年6月30日止6個月

1. **主要業務及經營模式**

本公司是於1993年6月8日在中華人民共和國(「中國」)成立的一家股份有限公司，原名稱為天津渤海化工(集團)股份有限公司。於2000年12月20日，本公司與天津市政投資有限公司(「現控股股東」)進行了業務及相關淨資產的整體置換。原由本公司及前子公司經營的化工產品的製造及銷售業務和相關淨資產整體置出，所有前子公司均被出售。原由現控股股東經營的污水處理、道路及收費站業務(「置入新業務」)及相關淨資產整體置入本公司。於2001年1月8日，本公司名稱正式變更為天津創業環保股份有限公司。

自上述的業務及相關淨資產整體置換實施後，本公司於2001年下半年成立了一家經營中水業務的子公司。該子公司尚在籌建階段。此外，本公司自2001年9月24日起增加了污水處理廠建設業務及海河橋項目管理業務(「新增業務」)，此等新增業務的運作均獨立於上述置入新業務。

本公司在上述業務及相關淨資產整體置換實施後的主要業務及經營模式詳情如下：

(a) **自2000年12月21日開始經營的置入新業務**

經營單位	**位置**	**主要業務**
東郊污水處理廠及紀庄子污水處理廠	中國天津	提供污水處理服務予天津市排水公司，詳見下文
東南半環城市道路	中國天津	擁有於天津城市道路及入城的公路交界設立收費站的權利，並可於該等收費站向進入天津城市的所有汽車(於天津登記或根據有關中國法規及規例獲豁免支付路費的車輛除外)收取路費，期限至2029年2月28日止。

置入新業務中的污水處理業務乃按照一份《污水處理委託協議》執行。根據該協議，本公司東郊及紀庄子污水處理廠將按協議中訂明的計價公式釐定的價格向天津市排水公司提供污水處理服務。天津市排水公司(「排水公司」)是在中國成立的國有企業，並受天津市市政工程局(「市政局」)監控。計價公式可令污水處理業務全面彌補實際的經營成本，包括固定資產的折舊及攤銷(但不包括利息開支及外滙損益)和賺取按污水處理業務相關固定資產(定義見協議)的每月平均賬面淨值的年度平均數計算的15%回報，以及獲得節省成本或當實際處理量超過協議規定的最低處理量時的獎勵計價調整。

八、根據中國會計規則編製的報表

1. 主要業務及經營模式*(續)*

(b) 自2001年9月24日開始經營的新增業務

(i) *污水處理廠建設業務*

本公司於2001年9月24日與排水公司簽訂了《咸陽路污水處理廠在建工程轉讓協議》、《紀庄子污水處理廠(擴建)在建工程轉讓協議》和《北倉污水處理廠在建工程轉讓協議》(「該等轉讓協議」)。於簽署日起,本公司開始承擔建設該等在建工程並投入建設該等在建工程之資金。

根據該等轉讓協議,本公司同意在若干先決條件得到滿足後向排水公司分別收購咸陽路污水處理廠、紀庄子污水處理廠擴建項目及北倉污水處理廠等在建工程。本公司就收購該等在建工程於收購完成日應付排水公司之總代價為人民幣137,892,000元。其中人民幣81,473,000元乃該等在建工程於2001年7月31日時的評估值,由一家中國獨立評估機構按重置成本法及對該等在建工程於當日的完成程度進行評核後釐定;餘下人民幣56,419,000元乃補償排水公司自2001年8月1日至2001年9月24日止期間額外動用之建設成本,由本公司國內審計師對該等建設成本進行審計後釐定。此外,根據該等轉讓協議,排水公司已就建設該等在建工程而取得的相當於人民幣14.6億元的銀行信貸額度亦將轉入本公司。

本公司同時於2001年9月24日與排水公司簽訂了《污水處理(擴建)在建工程收費協議》(「建設收費協議」)。根據該協議,在上述污水處理廠建設期間,排水公司同意支付而本公司同意收取建設費用,作為鼓勵本公司承擔建設污水處理廠之報酬。

上述各項目的建設收費總額為每座污水處理廠在建設期間(從2001年9月24日起至污水處理廠完成投入使用止)各年度/期間的估計所需建設成本簡單平均數的23.7%之總和。據此計算,本公司就建設該三個污水處理廠項目可收取之建設費用總額約為人民幣11.7億元。按照建設收費協議,排水公司應每月根據本公司編撰的有關各項目當月之估計完成百分比向本公司預支建設費用,然後在每季度結束時,根據獨立測量師或工程師對已完成工程量之核定作出相應調整。

1. 主要業務及經營模式 *(續)*

(b) 自2001年9月24日開始經營的新增業務 *(續)*

(i) *污水處理廠建設業務(續)*

上述三個污水處理廠建設項目的情況如下：

	咸陽路 污水處理廠 建設項目	紀庄子 污水處理廠 擴建項目	北倉 污水處理廠 建設項目
位置	中國天津	中國天津	中國天津
建成後的每天處理量 *(萬立方米)*	45	28	10
預計完工日期	2004年末	2003年末	2005年末
預計需投入建設成本 *(人民幣億元)*	11.34	9.78	4.16
預計建設收費 *(人民幣億元)*	5.89	3.17	2.64
已完成工程量百分比			
一於2001年12月31日	6.0%	14.4%	3.8%
一於2002年6月30日	7.3%	19.6%	4.0%
已確認建設收費 *(人民幣億元)*			
一於2001年12月31日	0.35	0.46	0.10
一於2002年6月30日	0.43	0.62	0.11

目前，本公司還在積極辦理收購排水公司上述三個污水處理廠在建工程的餘下轉移手續。本公司得悉排水公司並無意向亦從未發出過欲取消該等轉讓協議的書面通知。從2001年9月24日至今，本公司也從未中斷過建設該三個項目。根據該等轉讓協議，倘若前述收購未能最終完成，本公司仍可按照建設收費協議從排水公司收取已提供服務的相應建設費和收回已投入的建設成本。在編製本報表時，排水公司已向本公司書面確認截止2002年6月30日的建設收費和已投入建設成本。然而，由於收購尚未最終完成，故本公司自2001年9月24日至2002年6月30日止期間發生的建設成本只能暫記入本公司預付賬款賬戶中，待收購完成時將全數轉入本公司的在建工程賬戶。

(ii) *海河橋項目管理業務*

本公司於2001年9月24日與現控股股東簽訂了《中環線東南半環海河大橋項目委託管理合同》。現控股股東目前擁有該海河橋項目，根據該管理合同，本公司將向現控股股東提供有關建造該海河橋之項目管理服務，並於海河橋建設期間收取總計人民幣10,650,000元的約定管理費用。預計海河橋將於2002年12月31日或之前建成。

本公司將於海河橋建設期間按照海河橋完工百分比每月收取管理費。海河橋在個別期間／年度已完成進度百分比乃根據合資格獨立測量師或工程師所發出之證書而釐定。該管理合同亦規定，倘若海河橋之實際建設成本低於或超出若干預算數額，則本公司將於完成建設海河橋時獲得若干獎金或接受若干罰款。

八、根據中國會計規則編製的報表

2. 主要會計政策

本會計報表乃依據中華人民共和國財政部頒佈的《企業會計準則》和《企業會計制度》的有關規定編製。

本會計報表所採用的主要會計政策如下：

(a) 會計年度

會計年度自公曆1月1日起至12月31日止。本會計報表為2002年度半年報，因此只編製至6月30日止。

(b) 記賬本位幣

以人民幣為記賬本位幣，以人民幣千元為編表單位。

(c) 記賬基礎和計價原則

以權責發生制為記賬基礎。除特別説明外，以實際成本為計價原則。

(d) 現金

列示於現金流量表中的現金是指庫存現金及可隨時用於支付的銀行存款。

(e) 壞賬準備

本集團對壞賬損失採用備抵法核算。

壞賬準備在對應收款項的回收可能性作出具體評估後計提。

對於有確鑿證據表明應收款項確實無法收回時，如債務單位已撤消、破產、資不抵債、現金流量嚴重不足等，確認為壞賬損失，並沖銷已提取的相應壞賬準備。

(f) 存貨

存貨包括原材料、零部件及低值易耗品。

原材料乃按成本及可變現淨值二者中較低者計價。零部件及低值易耗品按成本減陳舊庫存準備列賬。存貨的發出按加權平均成本核算。

(g) 長期投資

長期投資為準備持有超過一年的股權投資。

長期股權投資的成本按投資時實際支付的價款入賬。本公司對被投資企業的投資佔該企業有表決權資本總額的20%或20%以上、或雖投資不足20%但對其財務和經營決策有重大影響的，採用權益法核算。本公司對被投資企業的投資佔該企業有表決權資本總額的20%以下、或對被投資企業的投資雖佔該企業有表決權資本總額20%或20%以上但對其財務和經營決策不具有重大影響的，採用成本法核算。

長期投資由於市價持續下跌或被投資企業經營狀況惡化等原因導致其可收回金額低於賬面價值，並且這種降低的價值在可預計的未來期間內不可能恢復，按可收回金額低於長期投資賬面價值的差額，計提長期投資減值準備。

2. 主要會計政策(*續*)

(h) 固定資產計價和折舊

固定資產是按成本減累計攤銷/折舊及累計減值虧損列賬。

土地使用權的攤銷(不包括與道路及收費站業務有關的土地使用權的攤銷)是按照土地使用權50年期以直線法攤銷其成本減累計減值虧損計算。

道路的折舊及有關道路及收費站業務的土地使用權攤銷是按照交通流量法計提。根據此種方法,折舊和攤銷乃按有關期間的實際交通流量佔該道路獲授經營權利30年期間的預計交通總流量的比例計提。道路及收費站業務的經營單位會在有關道路的營運期間對預計交通總流量作定期審查。假如認為合適,將會進行獨立專業交通流量研究。倘若預計交通總流量出現重大變動,則將會作出適當的調整。

房屋及建築物的折舊是根據有關租賃期或道路及收費站的剩餘經營權利期限或其預計的可使用期限(以較短者為準)按直線法攤銷其成本減累計減值虧損計算。折舊所採納的期限介乎10至50年不等。

其他有形固定資產以直線法按其成本減去預計殘值及減累計減值虧損後在估計的使用年限內平均計提。估計可使用期限如下:

廠房及機器設備	10至30年
運輸車輛及其他	5至40年

恢復固定資產至其正常運作能力所發生的主要費用計入利潤表中。改善固定資產的有關開支則被資本化,並按其估計可使用期限攤銷。

在每年結算日,均須研究內外資訊以評估固定資產是否出現減值。如有跡象顯示資產出現減值,則估計資產之可收回價值,及(如適用)將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在利潤表入賬。

出售固定資產的收入或虧損是指銷售所得款項淨額與有關資產的賬面值之間的差額,並於利潤表入賬。

(i) 維修及保養費用

維修及保養費用按其實際發生額計入利潤表。

(j) 研究及開發費用

研究及開發費用按其實際發生額計入利潤表。

(k) 退休福利

本集團參與天津市政府退休統籌基金計劃,該計劃規定本集團每年按現有僱員薪金的20%提撥作為供款。根據該計劃本集團現有在職與退休僱員的退休福利由該統籌基金承擔。本集團的供款於發生時計入利潤表。

2. 主要會計政策*(續)*

(l) **遞延稅項**

遞延稅項依據負債法，對為稅務申報計算的利潤與會計報表列示的利潤因確認時間不同引起的差異，倘預期於可預見的未來需支付該負債或可收取該資產，則按當期稅率計算。

(m) **經營租賃**

所有收益和風險都由出租方承擔的租賃為經營租賃。租賃支出在租賃期間以直線法計入當期利潤表。

(n) **外幣換算**

外幣交易按交易日中國人民銀行公佈的滙率換算為人民幣。於會計報表結算日以外幣為單位的貨幣性資產及負債按當日中國人民銀行公佈的滙率換算為人民幣。

所有滙兑損益均在利潤表中處理。

(o) **收入確認原則**

(1) 污水處理服務收入於提供服務時確認。

(2) 公路收費收入於收取時確認。

(3) 污水處理廠建設費收入按照污水處理廠建設期間的完工百分比確認。完工百分比乃根據獨立測量師或工程師所發出之證書而釐定。

(4) 海河橋項目管理費收入於海河橋建設期間按照完工百分比確認。完工百分比乃根據獨立測量師或工程師所發出之證書而釐定。

(5) 利息收入於計及尚未償還的本金額及適用的利率後，按時間比例基準確認。

(p) **稅項**

(1) 所得稅

所得稅的會計處理方法為納稅影響會計法中的負債法，稅率為33%。

(2) 營業稅

按業務收入的5%計提營業稅。

(3) 其他政府附加稅

其他政府附加稅包括城建稅及教育費附加，分別按營業稅額的7%及3%計提。

2. 主要會計政策(*續*)

(q) 關聯方

關聯方指受天津市政局監控的國有企業或其他公司。

(r) 會計報表合併原則

合併會計報表係根據中華人民共和國財政部財會字(1995)11號文《關於印發合併會計報表的暫行規定》編製。

合併會計報表包括本公司及納入合併範圍的子公司的會計報表。

子公司指本公司直接或間接擁有其50%以上的表決權資本，具有決定其財務和經營政策權力，並能據此從其經營活動中獲取利益的企業。

本公司和納入合併範圍的子公司之間所有重大往來餘額及交易在合併會計報表編製時已予以抵銷。

在合併會計報表中，少數股東權益指納入合併範圍的子公司的所有者權益中不屬於本公司所擁有的部分。

3. 貨幣資金

	合併		公司	
	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*
現金	25	12	19	12
銀行存款	278,141	260,456	218,824	208,758
合計	278,166	260,468	218,843	208,770

4. **應收賬款**

	合併		公司	
	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*
應收賬款賬齡及相應的壞賬準備分析如下：				
1年以內	80,496	132,312	80,362	132,312
減：壞賬準備	—	—	—	—
應收賬款淨值	80,496	132,312	80,362	132,312
應收賬款明細如下：				
應收天津市排水公司				
一污水處理款*(附註1(a))*	36,675	44,719	36,675	44,719
一污水處理廠建設費收入*(附註1(b)(i))*	41,656	84,864	41,656	84,864
應收天津市政海河橋項目管理收入*(附註1(b)(ii))*	2,031	2,729	2,031	2,729
其他	134	—	—	—
合計	80,496	132,312	80,362	132,312

上述應收賬款主要為關聯方欠款，且賬齡均不超過一年，故未計提壞賬準備。

5. **其他應收款**

	合併		公司	
	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*
其他應收款賬齡及相應的壞賬準備分析如下：				
1年以內	1,118	548	1,104	530
減：壞賬準備	—	—	—	—
其他應收款淨值	1,118	548	1,104	530

6. **預交所得稅**

截至2002年6月30日止6個月的所得稅已全額繳納。於2002年6月30日之預交所得稅主要為預付2002年第三季度暫估所得稅款。

八、根據中國會計規則編製的報表

7. **預付賬款**

	合併		公司	
	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*
自2001年9月24日起已發生的 污水處理廠建設成本 *(附註1(b)(i))*	305,546	238,926	305,546	238,926
減：天津市排水公司墊支工程款	(135,209)	(23,196)	(135,209)	(23,196)
天津市排水公司墊支本公司其他費用	(2,606)	(704)	(2,606)	(704)
其他	20,054	114	238	—
合計	187,785	215,140	167,969	215,026

8. **存貨**

	合併及公司			
	於2002年 6月30日 金額 *人民幣千元*	於2002年 6月30日 跌價準備 *人民幣千元*	於2001年 12月31日 金額 *人民幣千元*	於2001年 12月31日 跌價準備 *人民幣千元*
原材料	1,694	—	2,230	—
零部件和低值易耗品	277	—	284	—
合計	1,971	—	2,514	—

9. 長期投資

	合併		公司	
	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*
長期股權投資 *(註釋(a))*	4,000	4,000	4,000	4,000
子公司投資 *(註釋(b))*	—	—	16,343	17,018
淨值	4,000	4,000	20,343	21,018

(a) 長期股權投資

	合併及公司	
被投資公司名稱	佔被投資公司 註冊資本比例 *百分比*	股權成本 *人民幣千元*
天津市寶通輕集料有限公司(本公司對其無重大影響力)	20%	2,000
天津北方人才港股份有限公司	6.1%	2,000
減：長期投資減值準備		—
淨額		4,000

(b) 子公司投資

		所佔權益				
公司名稱	註冊資本 *人民幣千元*	直接 *百分比*	間接 *百分比*	主要業務	註冊及 經營地	公司類型
天津中水有限責任公司	20,000	90%	—	中水生產、中水設施開發建設及中水技術咨詢	中國天津市	有限責任公司

八、根據中國會計規則編製的報表

10. 固定資產及累計折舊／攤銷

			合併			
	土地使用權	道路	房屋及建築物	廠房及機器設備	運輸車輛及其他	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值						
2002年1月1日餘額	651,085	185,418	656,897	209,456	51,863	1,754,719
本期增加	13	—	300	1,893	3,065	5,271
本期減少	—	—	(838)	(23)	(429)	(1,290)
2002年6月30日餘額	651,098	185,418	656,359	211,326	54,499	1,758,700
累計折舊／攤銷						
2002年1月1日餘額	27,743	29,074	244,430	115,962	25,508	442,717
本期增加	7,298	1,735	8,817	5,080	2,398	25,328
本期減少	—	—	(107)	(6)	(288)	(401)
2002年6月30日餘額	35,041	30,809	253,140	121,036	27,618	467,644
淨值						
2002年6月30日餘額	616,057	154,609	403,219	90,290	26,881	1,291,056
2001年12月31日餘額	623,342	156,344	412,467	93,494	26,355	1,312,002

10. 固定資產及累計折舊／攤銷（續）

	公司					
	土地使用權	道路	房屋及建築物	廠房及機器設備	運輸車輛及其他	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值						
2002年1月1日餘額	651,085	185,418	656,897	207,836	50,170	1,751,406
本期增加	13	—	300	390	2,560	3,263
本期減少	—	—	(838)	(23)	(429)	(1,290)
2002年6月30日餘額	651,098	185,418	656,359	208,203	52,301	1,753,379
累計折舊／攤銷						
2002年1月1日餘額	27,743	29,074	244,430	115,962	25,508	442,717
本期增加	7,298	1,735	8,817	5,080	2,283	25,213
本期減少	—	—	(107)	(6)	(288)	(401)
2002年6月30日餘額	35,041	30,809	253,140	121,036	27,503	467,529
淨值						
2002年6月30日餘額	616,057	154,609	403,219	87,167	24,798	1,285,850
2001年12月31日餘額	623,342	156,344	412,467	91,874	24,662	1,308,689

本集團的所有土地、道路、房屋及建築物和廠房均位於中國境內。

11. **應付股利**

根據2002年2月28日本公司第2屆董事會第22次會議決定，本公司以截至2001年12月31日止之總股本1,330,000,000股為基數，每10股派發現金紅利人民幣8角予股東，共計人民幣106,400,000元。該項利潤分配已於2002年4月16日召開的第10次股東大會審議通過。2002年6月30日之餘額為尚未支付的部分境內法人股之股利。

12. **應交税金**

	合併		公司	
	於2002年6月30日	於2001年12月31日	於2002年6月30日	於2001年12月31日
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
所得税（附註6）	—	26,594	—	26,594
營業税及其他	3,805	20,003	3,799	19,999
合計	3,805	46,597	3,799	46,593

八、根據中國會計規則編製的報表

13. **其他應付款**

	合併		公司	
	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*
應付現控股股東	55,168	17,696	25,168	17,696
應付建設成本	90,337	135,730	90,337	135,730
其他	3,566	4,119	3,545	4,105
合計	149,071	157,545	119,050	157,531

應付現控股股東款項無抵押，不計息，其中人民幣30,000,000元已於期末後2002年7月24日支付，其餘的人民幣25,168,000元無具體還款期限。應付建設成本為本公司自2001年9月24日至2002年6月30日止期間為建設污水處理廠所發生的建設成本但尚未支付予建設商之金額(附註1(b)(i))，其中有人民幣84,606,000元(2001年末：人民幣99,396,000元)為應付關聯方之金額。

14. **專項應付款**

專項應付款中的人民幣36,000,000元(2001年末：人民幣36,000,000元)為本公司之子公司天津中水有限責任公司按照天津市發展計劃委員會《轉發國家計委關於下述2001年城市污水回用試點項目中央預算內專項資金投資計劃的通知》，從天津市市政工程局獲得。該專項應付款用於天津市紀庄子污水回用工程建設。其餘部份為該子公司從天津市市政府處獲得的。該等專項應付款不計息並只需在具體項目完成後(估計超過一年)才與貸款方商議還款日期和方法。

15. **股本**

	公司	
	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*
公司註冊股本		
每股面值為人民幣1元之		
A股(990,000,000股)	990,000	990,000
H股(340,000,000股)	340,000	340,000
合計	1,330,000	1,330,000
已發行及繳足股本		
(1) 每股面值為人民幣1元之A股		
尚未流通股份		
國家股(839,020,000股)	839,020	839,020
境內法人股(38,485,000股)	38,485	38,485
已流通股份		
社會公眾股(112,495,000股)	112,495	112,495
小計	990,000	990,000
(2) 每股面值為人民幣1元之H股		
流通境外外資股份		
社會公眾股(340,000,000股)	340,000	340,000
合計	1,330,000	1,330,000

所有A股及H股在各方面均享有同等權益。

16. 資本公積及盈餘公積

	資本公積 (註釋a) 人民幣千元	合併及公司 法定盈餘公積金 (註釋b) 人民幣千元	法定公益金 (註釋b) 人民幣千元
2001年12月31日及2002年6月30日餘額	69,289	27,500	13,750

(a) 資本公積

資本公積年末餘額由以下部分構成：

	合併及公司 於2002年 6月30日 人民幣千元	於2001年 12月31日 人民幣千元
股本溢價	69,289	69,289

資本公積金可用於彌補以前年度虧損或增加股本。

(b) 盈餘公積

盈餘公積包含法定盈餘公積金和法定公益金。

根據本公司章程，應按中國會計制度計算的淨利潤的10%計提法定盈餘公積金(直至此項公積金結餘達註冊資本的50%為止)，及淨利潤的5－10%計提法定公益金。此等金額須在派發股息之前計提。

本公司董事會決定對截至2002年6月30日止六個月淨利潤暫不分配，待2002年度會計報表經審計確定後才提出相應的利潤分配方案。於截至2001年6月30日止6個月本公司董事會決定按中國會計制度計算的淨利潤的10%及5%分別計提了法定盈餘公積金人民幣9,479,000元和法定公益金人民幣4,740,000元。

法定盈餘公積金限於下列用途：

(1) 彌補虧損；

(2) 擴充本公司生產設備；或

(3) 轉為股本。

如經本公司股東在股東大會通過決議將法定盈餘公積金轉為股本，所留存的該項法定盈餘公積金數額須不低於註冊資本的25%。

法定公益金限於下列用途：

法定公益金只可用於公司職工的集體福利，且屬於股東權益的一部分，在清算前不作分配。

17. 未分配利潤

	合併及公司 人民幣千元
2002年1月1日餘額	127,349
加：本期淨利潤	104,641
2002年6月30日餘額	231,990

18. 主營業務收入及分業務資料

(a) 主營業務收入

	合併 截至2002年6月30日止6個月 人民幣千元	截至2001年6月30日止6個月 人民幣千元
置入新業務		
污水處理收入	191,301	177,864
路費收入	39,102	42,616
新增業務		
污水處理廠建設費收入	25,005	—
海河橋項目管理費收入	2,560	—
	257,968	220,480

(b) 分業務資料

	置入新業務		新增業務		
	污水處理 截至2002年6月30日止6個月 人民幣千元	道路及收費站 截至2002年6月30日止6個月 人民幣千元	污水處理廠建設 截至2002年6月30日止6個月 人民幣千元	海河橋項目管理 截至2002年6月30日止6個月 人民幣千元	合併 截至2002年6月30日止6個月 人民幣千元
主營業務收入	191,301	39,102	25,005	2,560	257,968
主營業務成本	(48,062)	(16,124)	(2,175)	(835)	(67,196)
主營業務税金及附加	(10,522)	(2,151)	(1,375)	(140)	(14,188)
主營業務利潤	132,717	20,827	21,455	1,585	176,584
減：管理費用	(11,490)	(5,961)	(3,420)	—	(20,871)
加：財務收入淨額	36	940	—	—	976
其他	202	(785)	—	—	(583)
利潤總額	121,465	15,021	18,035	1,585	156,106
減：所得税	(40,108)	(4,957)	(5,952)	(523)	(51,540)
淨利潤－少數股東損益以前	81,357	10,064	12,083	1,062	104,566
少數股東損益	75	—	—	—	75
淨利潤	81,432	10,064	12,083	1,062	104,641

18. 主營業務收入及分業務資料(續)

(b) 分業務資料(續)

	置入新業務		新增業務		
	污水處理 截至2001年6月30日止6個月 人民幣千元	道路及收費站 截至2001年6月30日止6個月 人民幣千元	污水處理廠建設 截至2001年6月30日止6個月 人民幣千元	海河橋項目管理 截至2001年6月30日止6個月 人民幣千元	合併 截至2001年6月30日止6個月 人民幣千元
主營業務收入	177,864	42,616	—	—	220,480
主營業務成本	(41,191)	(13,770)	—	—	(54,961)
主營業務稅金及附加	(9,782)	(2,344)	—	—	(12,126)
主營業務利潤	126,891	26,502	—	—	153,393
減:管理費用	(8,450)	(3,999)	—	—	(12,449)
加:財務收入淨額	6	236	—	—	242
其他	(29)	321	—	—	292
利潤總額	118,418	23,060	—	—	141,478
減:所得税	(39,078)	(7,610)	—	—	(46,688)
淨利潤一少數股東損益以前	79,340	15,450	—	—	94,790
少數股東損益	—	—	—	—	—
淨利潤	79,340	15,450	—	—	94,790

19. 財務收入淨額

	合併		公司	
	截至2002年6月30日止6個月 人民幣千元	截至2001年6月30日止6個月 人民幣千元	截至2002年6月30日止6個月 人民幣千元	截至2001年6月30日止6個月 人民幣千元
利息收入	1,064	248	1,032	248
其他	(88)	(6)	(87)	(6)
	976	242	945	242

20. 投資損失

	合併		公司	
	截至2002年6月30日止6個月 人民幣千元	截至2001年6月30日止6個月 人民幣千元	截至2002年6月30日止6個月 人民幣千元	截至2001年6月30日止6個月 人民幣千元
按權益法 應佔子公司淨虧損	—	—	(674)	—

21. 所得稅

	合併及公司	
	截至2002年6月30日止6個月	截至2001年6月30日止6個月
	人民幣千元	*人民幣千元*
置入新業務	45,065	46,688
新增業務	6,475	—
本期間	51,540	46,688

本公司須就應納稅所得額按33%的稅率繳納所得稅。

22. 承擔

(a) 資本承擔

	合併		公司	
	於2002年6月30日	於2001年12月31日	於2002年6月30日	於2001年12月31日
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
已簽約但未撥備*(註釋i)*	173,841	137,892	137,892	137,892
已批准但未簽約*(註釋ii)*	2,276,379	2,398,694	2,217,574	2,284,194
	2,450,220	2,536,586	2,355,466	2,422,086

(i) 本期末合併金額乃本公司擬收購之污水處理廠在建工程(附註1(b)(i))截至2001年9月24日之代價產生的資本承擔人民幣137,892,000元(須於收購完成時支付)以及本公司之子公司天津中水有限責任公司就天津市紀庄子污水回用工程的資本承擔人民幣35,949,000元。

(ii) 本期末合併金額乃本公司自2002年7月1日起至完成建設現有污水處理廠在建項目的預計資本承擔人民幣2,217,574,000元及本公司之子公司天津中水有限責任公司就天津市紀庄子污水回用工程的資本承擔人民幣58,805,000元。

(b) 經營租賃承擔

本公司向現控股股東租用若干辦公室並簽訂了不可撤銷的經營租賃合同。根據該等合同，於2002年6月30日，本公司需於未來支付之最低租賃費用總額如下：

	合併		公司	
	於2002年6月30日	於2001年12月31日	於2002年6月30日	於2001年12月31日
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
一年以內支付	1,050	450	1,050	450
第二年至第五年內支付	3,000	1,800	3,000	1,800
五年以後支付	6,075	6,300	6,075	6,300
	10,125	8,550	10,125	8,550

此外，本公司向第三者租用若干收費站房屋，並簽定了無標明租賃期的經營租賃合同。根據該等合同，本公司每年需支付的租賃費用總額為人民幣380,000元。

八、根據中國會計規則編製的報表

23. 關聯方關係

(a) 存在控制關係的關聯方

關聯方名稱	與本公司關係
天津市政投資有限公司	現控股股東及最終控股公司
天津市市政工程局	置入新業務及新增業務受其監控
天津中水有限責任公司	本公司之子公司

(b) 存在控制關係的關聯方的註冊資本及其變化

企業名稱	於2002年 1月1日 人民幣千元	增加數 人民幣千元	於2002年 6月30日 人民幣千元
天津市政投資有限公司	1,724,278	—	1,724,278
天津中水有限責任公司	20,000	—	20,000

(c) 存在控制關係的關聯方所持本公司股份或權益及其變化

企業名稱	於2002年1月1日		增加數		於2002年6月30日	
	人民幣千元	百分比	人民幣千元	百分比	人民幣千元	百分比
天津市政投資有限公司	839,020	63.08	—	—	839,020	63.08

(d) 不存在控制關係的主要關聯方

關聯方名稱	與本公司關係
天津市排水公司	同受市政局監控的國營企業或公司
天津市市政道橋建築工程公司	同受市政局監控的國營企業或公司
天津市第一市政公路工程有限公司	同受市政局監控的國營企業或公司
天津市第二市政公路工程有限公司	同受市政局監控的國營企業或公司
天津市第三市政公路工程有限公司	同受市政局監控的國營企業或公司
天津市第五市政公路工程有限公司	同受市政局監控的國營企業或公司
天津市城建集團有限公司	同受市政局監控的國營企業或公司
排水管理處第二排水管理所	同受市政局監控的國營企業或公司
天津市排水工程公司	同受市政局監控的國營企業或公司
天津市道路橋梁管理處	同受市政局監控的國營企業或公司
天津市市政工程設計研究院	同受市政局監控的國營企業或公司

24. **關聯交易**

截至2002年6月30日止6個月，本集團與若干關聯方在日常營運中進行的重大交易如下：

關聯方的名稱	**交易性質**	**截至2002年6月30日止6個月** *人民幣千元*	**截至2001年6月30日止6個月** *人民幣千元*
收入：			
天津市排水公司	污水處理服務費收入*(註釋(a))*	191,301	177,864
天津市排水公司	承建污水處理廠工程收入*(註釋(b))*	25,005	—
天津市政投資有限公司	海河橋建設管理收入*(註釋(c))*	2,560	—
支出：			
道橋公司	道路維修及保養開支*(註釋(d))*	1,536	—
天津市政投資有限公司	辦公室租賃費用*(註釋(e))*	525	225
李偉斌律師行	法律顧問費*(註釋(f))*	1,348	960
其他：			
關聯建設商	應支付污水處理建設成本*(註釋(g))*	41,157	—

註釋：

(a) 此乃本公司按照一份《污水處理委託協議》提供污水處理服務予天津市排水公司所應取得的收入，詳見附註1(a)。

(b) 此乃本公司根據與天津市排水公司簽訂的《污水處理（擴建）在建工程收費協議》而承建污水處理廠工程所應取得的收入，詳見附註1(b)(i)。

(c) 此乃本公司提供海河橋項目管理服務予現控股股東所應取得的收入，詳見附註1(b)(ii)。

(d) 根據一份道路維修養護委託協議，天津市市政道橋建築工程公司（「道橋公司」）向本公司提供有關東南半環城市道路的維修及養護服務，並按中國建設部不時發出的《全國市政工程設施養護維修估算指標》（建設部城[1993]第412號文件）所規定的費率收取費用。

(e) 此乃本公司按照兩份分別於2000年10月10日及2002年4月7日簽訂的辦公室租賃協議應支付現控股股東的辦公室租賃費用。根據該等協議，本公司向現控股股東租用其物業作為辦公室，租金共計每年人民幣1,050,000元（2001：人民幣450,000元）。每三年按一名獨立評估師釐定的市場價格予以調整。

(f) 此乃本公司支付李偉斌律師行的法律咨詢費用，李偉斌律師曾於2001年度及本會計期間受聘本公司獨立董事之職。根據2002年4月16日召開的本公司第十次股東大會決定，李偉斌自股東大會之日起不再擔任本公司獨立非執行董事之職。

24. 關聯交易（續）

(g) 此乃本公司自2002年1月1日至2002年6月30日止期間發生的應支付予關聯方的污水處理廠建設成本：

關聯方名稱	截至2002年6月30日止6個月 人民幣千元	截至2001年6月30日止6個月 人民幣千元
天津市第二市政公路工程有限公司	22,524	—
天津市第三市政公路工程有限公司	5,705	—
天津市城建集團有限公司	406	—
排水管理處第二排水管理所	600	—
排水管理處第四排水管理所	1,000	—
天津市排水工程公司	7,666	—
天津市排水工程公司二分公司	750	—
天津市道路橋梁管理處第一道路管理所	651	—
天津市道路橋梁管理處第三道路管理所	355	—
天津市市政工程設計研究院	1,500	—
合計	41,157	—

(h) 於2002年6月30日，本公司的道路及收費站業務共有十五個收費站。根據一份土地租賃協議，該十五個收費站其中十二個收費站所位處的土地乃由天津市政局永久免費授予本公司作收費站使用。

25. 董事酬金

截至2002年6月30日止6個月，本公司及子公司向本公司董事支付了酬金（包括薪金、房屋津貼及其他津貼）人民幣970,367元和替董事支付了退休福利費人民幣10,800元，共計人民幣981,167元（2001年：人民幣693,517元），其中包括向獨立非執行董事支付之酬金人民幣365,087元（2001年：人民幣288,000元）。

26. 重大事項

根據2002年2月28日本公司第2屆董事會第22次會議決定，本公司將按面值發行不超過人民幣12億元的A股可轉換公司債券，該可轉換公司債券每張面值為人民幣100元，期限為5年。該項A股可轉換公司債券的發行已於2002年4月16日召開的第十次股東大會審議通過。

27. 會計報表的核准發出

本會計報表於2002年8月1日經由本公司董事會核准發出。

九、根據香港會計原則編製的賬目

綜合損益表

截至2002年6月30日止六個月

	附註	未經審計 截至6月30日止六個月 2002年 *人民幣千元*	未經審計 2001年 *人民幣千元*
營業額	3	243,780	208,354
銷售成本		(67,196)	(54,961)
毛利		176,584	153,393
其他收入		1,419	563
管理費用		(20,871)	(12,449)
其他營業支出		(1,026)	(29)
稅前溢利	4	156,106	141,478
稅項	5	(51,540)	(46,688)
除稅后溢利		104,566	94,790
少數股東權益		75	—
股東應佔溢利		104,641	94,790
提取儲備	7	—	(14,219)
本期保留溢利		104,641	80,571
		人民幣	*人民幣*
每股盈利	8	0.08	0.07

九、根據香港會計原則編製的賬目

綜合資產負債表

於2002年6月30日

	附註	未經審計 2002年 6月30日 人民幣千元	已經審計 2001年 12月31日 人民幣千元
固定資產		1,291,056	1,312,002
投資證券		4,000	4,000
流動資產			
存貨		1,971	2,514
應收賬款	9	80,496	132,312
其他應收款及預付賬款	10	189,543	215,688
預交所得稅		30,710	—
銀行結餘及現金		278,166	260,468
		580,886	610,982
流動負債			
應付賬款		414	209
其他應付款	11	162,260	187,802
應付股利		2,723	—
應付稅項		—	26,594
		165,397	214,605
流動資產淨額		415,489	396,377
		1,710,545	1,712,379
資金來源：			
股本	12	1,330,000	1,330,000
資本公積		69,289	69,289
盈餘公積		41,250	41,250
保留盈餘		231,990	127,349
擬派末期股息		—	106,400
股東權益		1,672,529	1,674,288
少數股東權益		1,816	1,891
長期負債	13	36,200	36,200
		1,710,545	1,712,379

九、根據香港會計原則編製的賬目

簡明綜合現金流量表
截至2002年6月30日止六個月

	未經審計	未經審計
	截至6月30日止六個月	
	2002年	2001年
	人民幣千元	*人民幣千元*
經營活動產生的之現金流入淨額	145,286	142,014
投資活動產生的之現金流出淨額	(23,911)	(7,845)
籌資活動產生的現金流出淨額	(103,677)	—
銀行結餘及現金之增加	17,698	134,169
於1月1日之銀行結餘及現金	260,468	51,839
於6月30日之銀行結餘及現金	278,166	186,008

九、根據香港會計原則編製的賬目

綜合權益變動表

截至2002年6月30日止六個月

	股本	資本公積	未經審計 盈餘公積	保留盈餘 *(註釋)*	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
2002年1月1日餘額	1,330,000	69,289	41,250	233,749	1,674,288
股東應佔盈利	—	—	—	104,641	104,641
期末股息	—	—	—	(106,400)	(106,400)
2002年6月30日餘額	1,330,000	69,289	41,250	231,990	1,672,529
2001年1月1日餘額	1,330,000	69,289	1,104	6,261	1,406,654
股東應佔盈利	—	—	—	94,790	94,790
提取儲備	—	—	14,219	(14,219)	—
2001年6月30日餘額	1,330,000	69,289	15,323	86,832	1,501,444

註釋： 於2002年1月1日之保留盈餘包括2001年擬派期末股息計人民幣106,400,000元。該擬派期末股息並無於2001年度賬目中列作應付股息，唯於截至2002年6月30日止六個月列作保留盈餘的分派。

九、根據香港會計原則編製的賬目

中期賬目附註

1　主要業務及經營模式

本公司是於1993年6月8日在中華人民共和國(「中國」)成立的一家股份有限公司，原名稱為天津渤海化工(集團)股份有限公司。於2000年12月20日，本公司與天津市政投資有限公司(「市政投資」)進行了業務及相關淨資產的整體置換。原由本公司及前子公司經營的化工產品的製造及銷售業務和相關淨資產整體置出，所有前子公司均被出售。原由現控股股東經營的污水處理、道路及收費站業務(「置入新業務」)及相關淨資產整體置入本公司。於2001年1月8日，本公司名稱正式變更為天津創業環保股份有限公司。

自上述的業務及相關淨資產整體置換實施後，本公司於2001年下半年成立了一家經營中水業務的子公司。該子公司尚在籌建階段。此外，本公司自2001年9月24日起增加了污水處理廠建設業務及海河橋項目管理業務(「新增業務」)，此等新增業務的運作均獨立於上述置入新業務。

本公司在上述業務及相關淨資產整體置換實施後的主要業務及經營模式詳情如下：

(a)　**自2000年12月21日開始經營的置入新業務**

經營單位	位置	主要業務
東郊污水處理廠及紀庄子污水處理廠	中國天津	提供污水處理服務予天津市排水公司，詳見下文
東南半環城市道路及收費站	中國天津	擁有于天津城市道路及入城的公路交界設立收費站的權利，並可於該等收費站向進入天津城市的所有汽車(于天津登記或根據有關中國法規及規例獲豁免支付路費的車輛除外)收取路費，期限至2029年2月28日止。

置入新業務中的污水處理業務乃按照一份《污水處理委託協議》執行。根據該協議，本公司東郊及紀庄子污水處理廠將按協議中訂明的計價公式厘定的價格向天津市排水公司提供污水處理服務。天津市排水公司(「排水公司」)是在中國成立的國有企業，並受天津市市政工程局(「市政局」)監控。計價公式可令污水處理業務全面彌補實際的經營成本，包括固定資產的折舊及攤銷(但不包括利息開支及外匯損益)和賺取按污水處理業務相關固定資產(定義見協議)的每月平均賬面淨值的年度平均數計算的15%回報，以及獲得節省成本或當實際處理量超過協議規定的最低處理量時的獎勵計價調整。

1 主要業務及經營模式*(續)*

(b) 自2001年9月24日開始經營的新增業務

(i) *污水處理廠建設業務*

本公司於2001年9月24日與排水公司簽訂了《咸陽路污水處理廠在建工程轉讓協議》、《紀庄子污水處理廠(擴建)在建工程轉讓協議》和《北倉污水處理廠在建工程轉讓協議》(「該等轉讓協議」)。於簽署日起，本公司開始承擔建設該等在建工程並投入建設該等在建工程之資金。

根據該等轉讓協議，本公司同意在若干先決條件得到滿足後向排水公司分別收購咸陽路污水處理廠、紀庄子污水處理廠擴建項目及北倉污水處理廠等在建工程。本公司就收購該等在建工程於收購完成日應付排水公司之總代價為人民幣137,892,000元。其中人民幣81,473,000元乃該等在建工程於2001年7月31日時的評估值，由一家中國獨立評估機構按重置成本法及對該等在建工程於當日的完成程度進行評核後厘定；餘下人民幣56,419,000元乃補償排水公司自2001年8月1日至2001年9月24日止期間額外動用之建設成本，由本公司國內審計師對該等建設成本進行審計後厘定。此外，根據該等轉讓協議，排水公司已就建設該等在建工程而取得的相當於人民幣14.6億元的銀行信貸額度亦將轉入本公司。

本公司同時於2001年9月24日與排水公司簽訂了《污水處理(擴建)在建工程收費協議》(「建設收費協議」)。根據該協議，在上述污水處理廠建設期間，排水公司同意支付而本公司同意收取建設費用，作為鼓勵本公司承擔建設污水處理廠之報酬。

上述各項目的建設收費總額為每座污水處理廠在建設期間(從2001年9月24日起至污水處理廠完成投入使用止)各年度／期間的估計所需建設成本簡單平均數的23.7%之總和。據此計算，本公司就建設該三個污水處理廠項目可收取之建設費用總額約為人民幣11.7億元。按照建設收費協議，排水公司應每月根據本公司編撰的有關各項目當月之估計完成百分比向本公司預支建設費用，然後在每季度結束時，根據獨立測量師或工程師對已完成工程量之核定作出相應調整。

1　主要業務及經營模式*（續）*

(b)　自2001年9月24日開始經營的新增業務*（續）*

(i)　*污水處理廠建設業務（續）*

上述三個污水處理廠建設項目的情況如下：

	咸陽路污水處理廠建設項目	紀庄子污水處理廠擴建項目	北倉污水處理廠建設項目
位置	中國天津	中國天津	中國天津
建成後的每天處理量（萬立方米）	45	28	10
預計完工日期	2004年末	2003年末	2005年末
預計需投入建設成本（人民幣億元）	11.34	9.78	4.16
預計建設收費（人民幣億元）	5.89	3.17	2.64
已完成工程量百分比			
－於2001年12月31日	6.0%	14.4%	3.8%
－於2002年6月30日	7.3%	19.6%	4.0%
已確認建設收費（人民幣億元）			
－於2001年12月31日	0.35	0.46	0.10
－於2002年6月30日	0.43	0.62	0.11

目前，本公司還在積極辦理收購排水公司上述三個污水處理廠在建工程的餘下轉移手續。本公司得悉排水公司並無意向亦從未發出過欲取消該等轉讓協議的書面通知。從2001年9月24日至今，本公司也從未中斷過建設該三個項目。根據該等轉讓協議，倘若前述收購未能最終完成，本公司仍可按照建設收費協議從排水公司收取已提供服務的相應建設費和收回已投入的建設成本。在編制本報表時，排水公司已向本公司書面確認截止2002年6月30日的建設收費和已投入建設成本。然而，由於收購尚未最終完成，故本公司自2001年9月24日至2002年6月30日止期間發生的建設成本只能暫記入本公司預付賬款賬戶中，待收購完成時將全數轉入本公司的在建工程賬戶。

(ii)　*海河橋項目管理業務*

本公司於2001年9月24日與現控股股東簽訂了《中環線東南半環海河大橋項目委託管理合同》。現控股股東目前擁有該海河橋項目，根據該管理合同，本公司將向現控股股東提供有關建造該海河橋之項目管理服務，並于海河橋建設期間收取總計人民幣10,650,000元的約定管理費用。預計海河橋將於2002年12月31日或之前建成。

本公司將于海河橋建設期間按照海河橋完工百分比每月收取管理費。海河橋在個別期間／年度已完成進度百分比乃根據合資格獨立測量師或工程師所發出之證書而厘定。該管理合同亦規定，倘若海河橋之實際建設成本低於或超出若干預算數額，則本公司將于完成建設海河橋時獲得若干報酬或接受若干罰款。

2. **會計政策**

本未經審計簡明綜合中期賬目乃按照香港會計師公會頒佈之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」，以及香港聯合交易所有限公司上市規則附錄16而編製。

本簡明賬目應與2001年之年度賬目一併閱讀。

編製本簡明賬目時本集團除採納下列於二零零二年一月一日或以後開始之會計期間生效之新增及經修訂之會計實務準則外，所採用之會計政策及計算方法與截至二零零一年十二月三十一日止年度之年度賬目一致：

會計實務準則第1號(經修訂)：	會計報表呈報格式
會計實務準則第11號(經修訂)：	外幣業務
會計實務準則第15號(經修訂)：	現金流量表
會計實務準則第25號(經修訂)：	中期財務報告
會計實務準則第34號：	員工福利

除呈報格式改變外，採納此等新及經修訂會計實務準則對本集團之業績並無重大影響。若干比較數字已重新分類以符合此會計期間的呈列格式。

3. **營業額及分部資料**

以下為期內按主要業務劃分之營業額及業績：

	置入新業務		新增業務		
	污水處理	道路及收費站	污水處理廠建設	海河橋項目管理	合計
	截至2002年6月30日止六個月				
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
營業額	180,779	36,951	23,630	2,420	243,780
分部業績	121,465	15,021	18,035	1,585	156,106
稅項	(40,108)	(4,957)	(5,952)	(523)	(51,540)
除稅後溢利	81,357	10,064	12,083	1,062	104,566
少數股東權益	75	—	—	—	75
股東應佔溢利	81,432	10,064	12,083	1,062	104,641

3. 營業額及分部資料 *(續)*

	置入新業務		新增業務		
	污水處理	道路及收費站	污水處理廠建設	海河橋項目管理	合計
	截至2001年6月30日止六個月				
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
營業額	168,082	40,272	—	—	208,354
分部業績	118,418	23,060	—	—	141,478
稅項	(39,078)	(7,610)	—	—	(46,688)
股東應佔溢利	79,340	15,450	—	—	94,790

根據中國稅法，本集團經營的業務須繳納按經營收益5%計算的營業稅及按營業稅款10%計算的政府附加稅。本集團於截至2002年6月30日止六個月的營業稅及政府附加稅為人民幣14,188,000元（2001年：人民幣12,126,000元）。此金額已於計算營業額時從營業收入中扣除。

本集團所有業務均在中國境內開展，故未編製分地區業績報告。

4. **稅前溢利**

稅前溢利已扣除下列項目：

	截至6月30日止六個月	
	2002年	2001年
	人民幣千元	*人民幣千元*
折舊及攤銷	25,328	23,948
員工成本	17,221	15,238
維修及保養費用	9,771	3,610
清理固定資產虧損	889	23

5. **稅項**

本集團在香港並無應課稅溢利，因此並未計提香港利得稅(2001年：無)。中國利得稅按業務溢利的33%(2001年：33%)計算。

	截至6月30日止六個月	
	2002年	2001年
	人民幣千元	*人民幣千元*
中國利得稅	51,540	46,688

6. **股息**

本公司於截至2001年6月30日及2002年6月30日止六個月期間均無建議派發股息。

7. **提取儲備**

本公司董事會決定對截至2002年6月30日止六個月淨利潤暫不分配，待2002年度會計報表經審計確定後才提出相應的利潤分配方案。於截至2001年6月30日止六個月本公司董事會按中國會計制度計算的淨利潤10%及5%分別計提了法定盈餘公積金人民幣9,479,000元和法定公益金人民幣4,740,000元。

8. **每股盈利**

每股盈利乃根據本期間股東應佔溢利人民幣104,641,000元（2001年：人民幣94,790,000元）以及期內已發行股份1,330,000,000股（2001年：1,330,000,000股）計算。

9. **應收帳款**

本集團於2002年6月30日及2001年12月31日之應收賬款之賬齡均在一年之內。

應收賬款明細如下：

	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*
應收天津市排水公司：		
- 污水處理款 *((附註1(a))*	36,675	44,719
- 污水處理廠建設費收入 *(附註1(b)(i))*	41,656	84,864
應收天津市政海河橋項目管理收入 *(附註1(b)(ii))*	2,031	2,729
其他	134	—
合計	80,496	132,312

10. **其他應收款及預付賬款**

於2002年6月30日其他應收款及預付賬款餘額中有人民幣170,337,000元（2001年末：人民幣215,026,000元）是本公司自2001年9月24日起至2002年6月30日止期間所發生的污水處理廠建設成本（附註1(b)(i)），共計人民幣305,546,000元（2001年末：人民幣238,926,000元），扣除了天津市排水公司墊支本集團的款項，共計人民幣135,209,000元（2001年末：人民幣23,900,000元）。

11. **其他應付款**

於2002年6月30日其他應付款餘額中有人民幣55,168,000元（2001年末：人民幣17,696,000元）為應付市政投資款項。該款項為無抵押及不計息，除其中人民幣30,000,000元已於期末後2002年7月24日支付，其餘的人民幣25,168,000元無具體還款期限。

同時，餘額中有人民幣90,337,000元（2001年末：人民幣135,730,000元）為本公司自2001年9月24日至2002年6月30日止期間所發生的污水處理廠建設成本但尚未支付予建設商之金額（附註1(b)(i)），其中有人民幣84,606,000元（2001年末：人民幣99,396,000元）為應付關聯方之金額。

12. 股本

	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*
公司註冊股本、已發行及繳足股本		
每股面值為人民幣1元之：		
A股(990,000,000股)	990,000	990,000
H股(340,000,000股)	340,000	340,000
	1,330,000	1,330,000

所有A股及H股在各方面均享有同等權益。

13. **長期負債**

長期負債中的人民幣36,000,000元(2001年末：人民幣36,000,000元)為本公司之子公司天津中水有限責任公司按照天津市發展計劃委員會《轉發國家計委關於下述2001年城市污水回用試點項目中央預算內專項資金投資計劃的通知》，從天津市市政工程局獲得。該專項應付款用於天津市紀庄子污水回用工程建設。其餘部份為該子公司從天津市市政府處獲得的。該等專項應付款不計息並只需在具體項目完成後(估計超過一年)才與貸款方商議還款日期和方法。

14. **承擔**

(a) **資本承擔**

	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*
已簽約但未撥備*(註釋i)*	173,841	137,892
已批准但未簽約*(註釋ii)*	2,276,379	2,398,694
	2,450,220	2,536,586

(i) 本期末金額乃本公司擬收購之污水處理廠在建工程(附註1(b)(i))截至2001年9月24日之代價產生的資本承擔人民幣137,892,000元，須於收購完成時支付，以及本公司之子公司天津中水有限責任公司就天津市紀庄子污水回用工程的資本承擔人民幣35,949,000元。

(ii) 本期末金額乃本公司自2002年7月1日起至完成建設現有污水處理廠在建項目的預計資本承擔人民幣2,217,574,000元及本公司之子公司天津中水有限責任公司就天津市紀庄子污水回用工程的資本承擔人民幣58,805,000元。

14. 承擔*(續)*

(b) 經營租賃承擔

本集團向市政投資租用若干辦公室並簽定了不可撤銷的經營租賃合同。根據該等合同，於2002年6月30日，本集團需於未來支付之最低租賃費用總額如下：

	於2002年 6月30日 *人民幣千元*	於2001年 12月31日 *人民幣千元*
一年以內	1,050	450
二年至五年以內	3,000	1,800
五年以上	6,075	6,300
	10,125	8,550

此外，本集團向第三者租用若干收費站房屋，並簽定了無標明租賃期的經營租賃合同。根據該等合同，本集團每年需支付的租賃費總額為人民幣380,000元。

15. 關連交易

截至2002年6月30日止六個月，與若干關聯方在日常營運中進行的重大交易如下：

關聯方的名稱	交易性質	截至6月30日止六個月 2002年 *人民幣千元*	 2001年 *人民幣千元*
收入			
天津市排水公司	污水處理服務費收入*(註釋(a))*	191,301	177,864
天津市排水公司	承建污水處理廠工程收入*(註釋(b))*	25,005	—
市政投資	海河橋項目管理收入*(註釋(c))*	2,560	—
支出			
道橋公司	道路維修及保養開支*(註釋(d))*	1,536	—
市政投資	辦公室租賃費用*(註釋(e))*	525	225
李偉斌律師行	法律顧問費*(註釋(f))*	1,348	960
其他			
關聯建設商	預付污水處理廠建設成本*(註釋(g))*	41,157	—

註釋：

(a) 此乃本公司按照一份《污水處理委託協定》提供污水處理服務予天津市排水公司所應取得的收入，詳見附註1(a)。

(b) 此乃本公司根據與天津市排水公司簽訂的《污水處理（擴建）在建工程收費協議》而承建污水處理廠工程所應取得的收入，詳見附註1(b)(i)。

(c) 此乃本公司提供海河橋項目管理服務予市政投資所應取得的收入，詳見附註1(b)(ii)。

15. 關連交易（續）

(d) 根據一份道路維修養護委託協定，天津市市政道橋建築工程公司（「道橋公司」）向本公司提供有關東南半環城市道路的維修及養護服務，並按中國建設部不時發出的《全國市政工程設施養護維修估算指標》（建設部城[1993]第412號文件）所規定的費率收取費用。道橋公司與市政投資皆受天津市市政工程局監管。

(e) 此乃本公司按照兩份分別於2000年10月10日及2002年4月7日簽訂的辦公室租賃協定應支付市政投資的辦公室租賃費用。根據協定，本公司向市政投資租用其物業作為辦公室，總租金為每年人民幣1,050,000元（2001年：人民幣450,000元）。每三年按一名獨立評估師釐定的市場價格予以調整。

(f) 此乃本公司支付李偉斌律師行的法律咨詢費用，李偉斌律師曾於2001年度及本會計期間受聘本公司獨立董事之職。根據2002年4月16日召開的本公司第十次股東大會決定，李偉斌自股東大會之日起不再擔任本公司獨立非董事之職。

(g) 此乃本公司截至2002年6月30日止六個月期間發生的應支付予天津市市政工程局監管之關聯方的污水處理廠建設成本：

關聯方名稱	截至6月30日止六個月 2002年 *人民幣千元*	 2001年 *人民幣千元*
天津市第二市政公路工程有限公司	22,524	—
天津市第三市政公路工程有限公司	5,705	—
天津市城建集團有限公司	406	—
排水管理處第二排水管理所	600	—
排水管理處第四排水管理所	1,000	—
天津市排水工程公司	7,666	—
天津市排水工程公司二分公司	750	—
天津市道路橋梁管理處第一道路管理所	651	—
天津市道路橋梁管理處第三道路管理所	355	—
天津市市政工程設計研究院	1,500	—
合計	41,157	—

(h) 於2002年6月30日，本公司的道路及收費站業務共有十五個收費站。根據一份土地租賃協定，該十五個收費站其中十二個收費站所位處的土地乃由天津市政工程局永久免費授予本公司作收費站使用。

16. 重大事項

根據2002年2月28日本公司第2屆董事會第22次會議決定，本公司將按面值發行不超過人民幣12億元的A股可轉換公司債券，該可轉換公司債券每張面值為人民幣100元，期限為5年。該項A股可轉換公司債券的發行已於2002年4月16日召開的第十次股東大會審議通過。

十、買賣或贖回本公司之股份

本公司並無於期內贖回其任何股份，期內本公司無買賣本公司任何股份。

十一、審核委員會

審核委員會成員由董事會獨立非執行董事曾文仲先生、王翔飛先生及高宗澤先生組成。審核委員會已與管理層審閱本集團所採納之會計原則及方法，並已討論審核、內部監控及財務滙報等事宜，包括審閱根據香港會計原則編製的本公司簡明中期賬目。

十二、最佳應用守則

董事概無知曉任何有合理跡象顯示本公司在現時或在本期間任何時間內未有遵守最佳應用守則的資料。

十三、備查文件

1. 載有董事長親筆簽名的2002年中期報告文本；

2. 載有法定代表人、主管會計工作負責人(總會計師)、會計機構負責人簽名並蓋章的會計報表；

3. 載有會計師事務所蓋章、註冊會計師親筆簽字並蓋章的本公司根據中國會計規則編製的2002年度中期財務報表的審計報告正本；

4. 報告期內在中國證監會指定報刊上公開披露過的所有本公司文件的正本及公告原稿；

5. 本公司章程；

6. 在香港證券市場公佈的2002年中期報告文本(於2002年8月15日或以前發佈)。

承董事會命
董事長
馬白玉

中國，天津
2002年8月1日

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

JUN 24 AM 7:21

NOTICE FOR CONVENING THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Tianjin Capital Environmental Protection Company Limited (the "Company") will be held at 9:30 a.m. on 10th October 2002 at the Conference Room on the 4th Floor of the Company at 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC") to transact the following matters:

I. **As ordinary resolutions:**

1. to consider and approve the "Rules Governing the Procedures for Operating the Shareholders' General Meeting" as amended and supplemented;

2. to consider and approve the "Rules Governing the Procedures for Operating the Meeting of the Board of Directors" as amended and supplemented;

3. to consider and approve the "Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" as amended and supplemented;

4. to consider and approve the applications of Li Kaijian and Dou Zhenming for the resignation as supervisors of the Company;

5. to nominate a candidate for supervisor as the shareholder representatives by the shareholders, and to elect one supervisor;

6. to terminate the Building Lease Agreement entered into by the Company and Tianjin Municipal Investment Company Limited on 10th October 2000; and

7. to consider and approve the resolutions on external investment being considered and approved in the 11th Meeting of the Second Board of Directors in respect of investment of RMB 2 million in Tianjin Northern Human Resources Company Limited and RMB 2 million in Tianjin Baotong Light Mass Materials Company Limited.

II. **As special resolution:**

To consider and approve the Articles of Association of the Company as amended and supplemented.

By order of the Board
Fu Yana **Ip Pui Sum**
Company Secretaries

Tianjin, the PRC
21st August 2002

Notes:

(1) The register of members of the Company's H shares will be closed from 9th September 2002 to 10th October 2002 (both days inclusive) for the purpose of determining the shareholders' list for the EGM. Shareholders of the Company (the "Shareholders") who are registered in the register of members after the close of trading in the afternoon session on 8th September 2002 are entitled to attend the EGM.

(2) Shareholders who are entitled to attend and vote at the EGM shall appoint one or more persons (whether a Shareholder or not) as his proxy to attend and vote on his behalf. If more than one proxy is appointed by a Shareholder, such proxies will only be entitled to vote on a poll.

(3) Shareholders appointing a proxy to attend the EGM and vote on his behalf shall be made in writing by the proxy form enclosed herewith. The proxy form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. In order to be valid, the proxy form signed by an attorney shall be submitted with the power of attorney or other documents of authorisation notarially certified to the following office address of the Company not less than 24 hours before the time appointed for the holding of the EGM.

(4) Shareholders or their proxies who intend to attend the EGM shall deliver the completed and signed reply slip for attendance to the secretary's office of the board of directors on or before 20th September 2002 by hand, by post or by facsimile. Please use the enclosed reply slip or its copy for the purpose of confirmation.

(5) Shareholders or their proxies shall present proofs of their identities upon attending the EGM. Attorneys shall also present the power of attorney or other documents of authorisation.

(6) Details of the proposed amendments to the "Rules Governing the Procedures for Operating the Shareholders' General Meeting", "Rules Governing the Procedures for Operating the Meeting of the Board of Directiors", "Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" and the Articles of Association of the Company, together with the notice of the EGM, will be despatched to the H Shares Shareholders in the form of circular on the date of this announcement.

(7) It is expected that the EGM will last for half day. Shareholders who attend the EGM shall be responsible for their own travelling and accommodation expenses.

Address of the Company's office: 45 Guizhou Road, Heping District, Tianjin, the PRC
Postal code: 300051
Telephone No.: 86-22-23523036
Facsimile No.: 86-22-23523100

Reply Slip

To: Tianjin Capital Environmental Protection Company Limited

I/We intend to attend (in person or by proxy) the EGM of the Company to be held at 4/F., Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC") at 9:30 a.m. on 10th October, 2002.

Signature(s): ______________________________

Date: ______________________________ 2002

Name	
Shareholding (A/H Share*)	
Identity Card/Passport No.*	
Shareholder code	
Correspondence address	
Telephone No.	

Notes:

1. Please insert full name(s) and address(es) in English and Chinese in block capital(s) (Holders of A Shares shall only insert name(s) in Chinese).
2. Please enclose copy(ies) of Identity Card/Passport and evidence to shareholding together with the reply slip.
3. * Please delete where it is inappropriate.
4. This completed and signed reply slip shall be delivered to the office address of the Company at 45 Guizhou Road, Heping District, Tianjin, the PRC on or before 20th September, 2002 by hand, by post or by fax.
   Postal code: 300051
   Telephone No.: 8622-23523036
   Facsimile No.: 8622-23523100

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(於中華人民共和國註冊成立之股份有限公司)

關於召開臨時股東大會的公告

茲公告天津創業環保股份有限公司(「本公司」)謹訂於2002年10月10日上午九時三十分在中華人民共和國(「中國」)天津市和平區貴州路45號天津創業環保股份有限公司四樓會議室舉行臨時股東大會(「臨時股東大會」)藉以處理下列事項：

一、作為普通決議：

1、 審議經修訂、補充的《股東大會議事規則》；

2、 審議經修訂、補充的《董事會議事規則》；

3、 審議經修訂、補充的《監事會議事規則》；

4、 審議李凱建、竇振明兩位監事辭去公司監事的申請；

5、 股東提名股東代表擔任的監事候選人，並選舉1名監事；

6、 審議終止公司與天津市政投資有限公司於2000年10月10日訂立的《房屋租賃協議》的議案；及

7、 審議確認第二屆董事會第十一次會議審議通過的對外投資人民幣200萬元參股天津北方人才港股份有限公司及對外投資人民幣200萬元參股天津寶通輕集料有限公司的議案。

二、作為特別決議：

審議經修訂、補充的《公司章程》。

承董事會命
付亞娜　葉沛森
公司秘書

中國天津
2002年8月21日

說明：

(1) 本公司的H股股東名冊將於2002年9月9日起至2002年10月10日止(包括首尾兩日)暫停辦理H股之過戶登記手續，以確定臨時股東大會之股東出席表。凡在2002年9月8日下午交易時間結束時，登記在本公司股東名冊之本公司股東(「股東」)，均有權出席本公司臨時股東大會。

(2) 凡有權出席臨時股東大會並有權表決的股東均可委任一位或多位人士(不論該人士是否股東)作為股東代理人，代其出席會議並行使表決權。但委任超過一名股東代理人的股東，其股東代理人只能行使投票方式的表決權。

(3) 股東委託他人出席臨時股東大會及行使表決權須以書面形式委任(委任表格附後)。此等委任表格可由委託人簽署，也可由委託人的授權人簽署。如果該委託表格由委託人的授權人簽署，則委託人授權其簽署的授權書或其他有效授權文件需要經過公證。經過公證的授權書或其他有效授權文件及代理人委任表格，須在大會舉行時間二十四小時前，交回本公司下述之辦公地址，方為有效。

(4) 擬出席臨時股東大會的股東或其股東代理人應於2002年9月20日或以前，將擬出席會議的書面回覆送達本公司下述辦公地址的董事會秘書辦公室。回覆可用來人、來函或傳真傳遞。書面回覆請採用所附「回執」或其複印件。

(5) 股東或股東代理人須於出席臨時股東大會時出示本人身份證件，代理人還須攜帶委託人或委託人的授權人簽署的委託表格。

(6) 修訂《股東大會議事規則》、《董事會議事規則》、《監事會議事規則》及《公司章程》詳情連同臨時股東大會通告，將於本公告刊發日期以通函形式寄發予本公司的H股股東。

(7) 預期臨時股東大會會議需時半天，往返交通費及食宿自理。
本公司辦公地址：中國天津市和平區貴州路45號
郵編：300051
電話：86-22-23523036
傳真：86-22-23523100

回 條

致：天津創業環保股份有限公司

本人擬親自/委託代理人出席貴公司於二零零二年十月十日上午九時三十分在中華人民共和國(「中國」)天津市和平區貴州路45號天津創業環保股份有限公司四樓會議室舉行的臨時股東大會。

簽署：________________

日期：二零零二年______月______日

姓名	
持股量A/H股	
身份證/護照號碼	
股東代碼	
通訊地址	
電話號碼	

附註：

1. 請用正楷填寫中英文姓名全名(A股股東只填中文姓名)
2. 請隨"回執"附上身份證/護照及持股證明文件之複印件。
3. 對"A/H"股、"親自/委託代理人"、"身份證/護照"三項需作出選擇之欄目，請劃去不適用者。
4. 此回執在填妥及簽署後須於2002年9月20日或以前採用來人、來函或傳真方式送達本公司。
本公司的辦公地址：中國天津市和平區貴州路45號
郵政編碼：300051
電話號碼：8622-23523036
傳真號碼：8622-23523100

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSED AMENDMENTS TO "RULES GOVERNING THE PROCEDURES FOR OPERATING THE SHAREHOLDERS' GENERAL MEETING" (Being discussed in the 26th meeting of the Second Board of Directors on 21st August, 2002 and subject to approval in the Extraordinary General Meeting (the "EGM") of the Company)

1. Amendments to Article 1:

Existing provision:	In order to ensure that the normal order and efficiency for the meetings of the shareholders' general meeting of Tianjin Capital Environmental Protection Company Limited (hereinafter referred to as the "Company"), to warrant that the shareholders' general meeting exercises its authorities pursuant to the law, to protect the legal rights of the shareholders and the duly performance of their obligations, the Company hereby compiles these Rules in accordance with the "Company Law of the People's Republic of China", the "Standard Opinion of the Shareholders' General Meeting for the Listed Companies" and the "Articles of Association for Tianjin Capital Environmental Protection Company Limited" (hereinafter referred to as the "Articles of Association").
Amended as:	In order to ensure that the normal order and efficiency for the meetings of the shareholders' general meeting of Tianjin Capital Environmental Protection Company Limited (hereinafter referred to as the "Company"), to warrant that the shareholders' general meeting exercises its authorities pursuant to the law, to protect the legal rights of the shareholders and the duly performance of their obligations, the Company hereby compiles these Rules in accordance with the "Company Law of the People's Republic of China", the "Standard Opinion of the shareholders' general meeting for the Listed Companies", the "Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited" and other applicable Hong Kong laws, rules and regulations and the "Articles of Association for Tianjin Capital Environmental Protection Company Limited" (hereinafter referred to as the "Articles of Association").

2. Amendments to Article 2:

Existing provision:	The shareholders' general meeting is comprised of all shareholders of the Company, and is the organ of authority of the Company.

Amended as:

The shareholders' general meeting is the organ of authority of the Company and is comprised of all shareholders of the Company. It represents the interests of shareholders of the Company and shall exercise the following functions and powers under the provisions of laws, rules and the Articles of Association:

(I) to formulate the Company's operating policies and investment plans;

(II) to elect and replace directors and decide on matters concerning the remuneration of directors;

(III) to elect and replace supervisors who are representatives of the shareholders, and to decide on matters concerning the remuneration of such supervisors;

(IV) to consider and approve reports of the board of directors;

(V) to consider and approve reports of the supervisory committee;

(VI) to consider and approve the annual financial budgets and final accounts of the Company;

(VII) to consider and approve the plan for profit distribution and loss settlement of the Company;

(VIII) to pass resolutions concerning the increase or reduction of the registered capital of the Company;

(IX) to pass resolutions on matters such as the merger, division, dissolution or liquidation of the Company;

(X) to pass resolutions on the issue of bonds of the Company;

(XI) to pass resolutions on the appointment or removal of or non-renewal of employment contract with auditors;

(XII) to amend the Articles of Association of the Company;

(XIII) to consider the proposals put forward by shareholders holding 5 per cent or more (inclusive of 5%) of the Company's shares carrying voting rights of the Company;

(XIV) any other matters required by laws, administrative regulations and the Articles of Association of the Company to be dealt with in a shareholders' general meeting.

The order of numbering is deferred accordingly.

3. Amendments to original Article 5:

Existing provision:	The Company shall convene the shareholders' general meeting by way of publishing an announcement by the board of directors to notify the shareholders forty-five days before the meeting is convened.
Amended as:	A shareholders' general meeting shall be convened by giving a written notice forty-five days prior to the meeting to the registered shareholders specifying the matters to be transacted and the time and place for the meeting. Shareholders who intends to attend the shareholders' general meeting shall deliver a written reply to the Company confirming attendance within 20 days prior to the meeting date.

4. Amendments to original Article 17:

Existing provision:	Shareholders holding 5 per cent or more of the voting powers of the Company individually or jointly, or the supervisory committee may propose new resolutions in the annual general meeting.
Amended as:	Shareholders holding 5 per cent or more (inclusive of 5%) of the voting powers of the Company individually or jointly, or the supervisory committee may propose new resolutions in writing in the annual general meeting.

5. Amendments to Clauses (I) and (III) of the original Article 24:

Existing provision of Clause (I) of Article 24:	when the statutory number of directors is less than the number of directors required by the "Company Law" or two-thirds of the number of directors specified in the Articles of Association;
Clause (I) of Article 24 amended as:	when the number of directors is less than the number of directors required by the "Company Law" or two-thirds of the number of directors required in the Articles of Association;
Existing provision of Clause (III) of Article 24:	when shareholder(s) holding 10 per cent or more of the Company's shares carrying voting rights (excluding proxies) request(s) in writing the convening of an extraordinary general meeting;
Clause (III) of Article 24 amended as:	when shareholder(s) holding 10 per cent or more (inclusive of 10 per cent) of the Company's shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

6. Amendments to part of the original Article 26:

Existing provision:	When shareholder(s) holding ten per cent or more of the Company's shares carrying voting rights
Amended as:	When shareholder(s) holding ten per cent or more (inclusive of ten per cent) of the Company's shares carrying voting rights

7. Amendments to original Article 27:

Existing provision:

When the supervisory committee or the shareholder(s) request(s) to convene the extraordinary general meeting, the following procedures shall be followed:

(I) to propose the board of directors to convene the extraordinary general meeting by way of signing one or several requests in writing which are the same in terms of the form and the content, and state the details of the agenda. After the board of directors receives the aforesaid request in writing, it shall publish the notice to convene the extraordinary general meeting as soon as practicable.

(II) If the board of directors does not publish the notice for convening the meeting within thirty days after the receipt of the aforesaid requests, the supervisory committee or the shareholders proposing to convene the meeting shall convene the meeting on its own three months after the board of directors receives such request, subject to the approval of the securities authorities at the place of business of the Company. The procedure for convening such meeting will be substantially the same as the procedures for the board of director to convene the shareholders' general meeting.

Amended as:

When the supervisory committee or the shareholder(s) raising proposals request(s) to convene the extraordinary general meeting or class meeting, the following procedures shall be followed:

(I) to propose the board of directors to convene the extraordinary general meeting or class meetings by way of signing one or several requests in writing which are the same in terms of the form and the content, and state the details of the agenda. After the board of directors receives the aforesaid request in writing, it shall publish the notice to convene the extraordinary general meeting or class meeting as soon as practicable. The shareholdings referred to above shall be calculated as of the day on which the written request is made by such shareholder.

(II) If the board of directors does not publish the notice for convening the meeting within thirty days after the receipt of the aforesaid requests, the supervisory committee or the shareholders proposing such requests shall convene the meeting on its own within four months after the board of directors receives such request. The procedure for convening such meeting will be substantially the same as the procedures for the board of director to convene the shareholders' general meeting.

In the event that the supervisory committee or the shareholders convene and hold the meeting on its own as a result of the failure of the board of directors to convene the meeting pursuant to the aforesaid request, the Company shall assume the reasonable expenses incurred, and the expenses shall be deducted from the amount due to the defaulted directors of the Company.

8. Amendments to original Article 36:

Existing provisions:

The meeting of shareholders' general meeting shall be convened by the board of directors pursuant to the law. The chairman of the board of directors shall be the chairman of the meeting. In the event that the chairman of the board of directors fails to perform his duties, the deputy chairman of the board of directors or other directors designated by the chairman of the board of directors shall be the chairman of the meeting. In the event that the chairman and the deputy chairman of the board of directors fail to attend the meeting, and the chairman of the board of directors fails to designate the chairman of the meeting, the shareholders attending the meeting shall elect a shareholder to become the chairman of the meeting. If, as a result of any reason, such shareholder fails to become the chairman of the meeting, the shareholder (or its proxy) with the greatest number of shares carrying voting rights attending the meeting shall become the chairman of the meeting.

Amended as:

The meeting of shareholders' general meeting shall be convened and presided over by the chairman of the board of directors. Should the chairman of the board of directors not be able to attend by any reason, the deputy chairman of the board of directors shall convene and preside over such meeting. If neither the chairman nor the deputy chairman of the board of directors is able to attend the meeting, the board of directors may designate a director of the Company to convene and preside over the meeting. If no chairman has been designated, the shareholders attending the meeting can elect a person to become the chairman of the meeting. If for any reason no chairman has been elected by the shareholders, the shareholders (or its proxy) with the greatest number of shares carrying voting rights attending the meeting shall preside over the meeting.

9. New Articles 37, 38, 39, 40, 41 and 42 are added as follows:

Article 37

Based on the written replies received 20 days prior to the shareholders' general meeting, the Company shall calculate the number of shares carrying with voting rights held by the shareholders who intends to attend the meeting. If the number of shares carrying with voting rights represented by the shareholders intending to attend the meeting is more than half of the total number of the Company's shares carrying with voting rights, the Company may convene the shareholders' general meeting. Otherwise, the Company shall within 5 days thereof make an announcement to the shareholders again specifying the business to be transacted and the date and place for the meeting. Upon notification by public announcement, the Company may convene the shareholders' general meeting.

Article 38

The notice of a shareholders' general meeting shall meet the following requirements:

(I) it shall be made in writing;

(II) it shall specify the place, the date and time of the meeting;

(III) it shall state the matters to be discussed at the meeting;

(IV) it shall provide the shareholders with such information and explanation as is necessary to enable them to make an informed decision on the matters to be discussed. This principal shall apply (without limitation) when the Company proposes a merger, repurchase of shares, reorganization of share capital or other restructuring, it shall provide the specific conditions and contract (if any) of the transaction under discussions and earnestly explain the cause and consequence of the transaction;

(V) it shall disclose the nature and extent of conflict of interests, if any, of any director, supervisor, manager or other senior management staff in any matter to be discussed; and provide an explanation of the difference, if any, between the way in which the matter to be discussed would affect such director, supervisor, manager or other senior management staff in his capacity as shareholder and the way in which such matter would affect other shareholders of the same category;

(VI) it shall contain the full text of any special resolution proposed to be moved at the meeting;

(VII) it shall contain a conspicuous statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote on his behalf and that such proxy need not be a shareholder;

(VIII) it shall state the delivery time and place for lodging proxy forms for the relevant meeting;

(IX) the shareholdings registration date for the shareholders who have a right to attend the shareholders' general meeting;

(X) the name and telephone number of contact person for enquiry on the meeting.

Article 39

Notice of shareholders' general meeting shall be delivered to the shareholders (whether or not entitled to vote at the meeting), by courier or prepaid mail to their addresses shown in the register of shareholders. For the holders of domestic shares, the notice of a shareholders' general meetings may also be given by public announcement.

The aforesaid notice shall be published in one or more newspapers or articles designated by the securities governing authority of the State Council during the period between forty-five days and fifty days before the date of the meeting. Once the announcement is made, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

Article 40

The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting and the resolution made thereat.

Article 41

Any shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxy to attend and vote on his behalf, and a proxy so appointed may exercise the following rights according to his entrustment by the shareholder:

(I) the shareholder's right to speak at the shareholders' general meeting;

(II) the right to require by himself or in conjunction with others to demand a poll in respect of a resolution;

(III) the right to vote by a show of hands or a poll, but a proxy of a shareholder who has appointed more than one proxy may only exercise their voting rights by ballot.

Article 42	Shareholders shall entrust their proxies by written instruments that shall be signed by the principal or such proxies. Where the principal is a legal person, the instrument shall be sealed by the legal person or signed by its director(s) or duly authorized proxies.

The order of numbering is deferred accordingly.

10. Delete part of original Article 38:

Part deleted:	Any shareholder shall attend the shareholders' general meeting in person, and shall be entitled to appoint a proxy to attend and vote on his behalf.

11. New Articles 44, 45 and 46 are added as follows:

Article 44	The instrument appointing a proxy shall be placed at the domicile of the Company or at such other place as specified in the notice of the meeting within 24 hours prior to the meeting at which the proxy is authorized to vote or within 24 hours prior to the specified time of the voting. Where the instrument is signed by another person authorized by the principal, the power of attorney or other document authorizing the signature shall be notarized. The notarized power of attorney or other authorizing document shall be placed together with the instrument appointing the voting proxy at the domicile of the Company or at such other place as specified in the notice of the meeting
Article 45	Any form issued by the board of directors of the Company to the shareholders for the appointment of proxies shall give the shareholders free choice to instruct their proxies to cast an affirmative or negative vote and enable the shareholders to give separate instructions on each matter to be voted during discussions at the meeting. The instrument of appointment shall specify that in the absence of instructions from the shareholders, the proxy may vote as he thinks fit.
Article 46	Where the principal dies, suffers incapacity, revocates the proxy or the signed instrument of appointment prior to the voting, or the relevant shares have been transferred prior to the voting, a vote given in accordance with the terms of an instrument of proxy shall remain valid as long as the Company has not received a written notice of such event before the commencement of the relevant meeting.

The order of numbering is deferred accordingly.

12. Amendments to Clause (IV) of original Article 43:

Existing provision:	annual preliminary and final budgets of the Company;

Amended as:	annual preliminary and final budget report, balance sheet, profit and loss account and other financial reports of the Company;

13. Amendments to Clause (II) of original Article 44:

Existing provision:	the issue of corporate bonds;
Amended as:	the issue of corporate bonds, shares of any kind , warrants and other similar securities;

14. New Article 56 is added as follows:

If the shareholding of a single shareholder is more than 30%, accumulative voting method will be adopted for election of two directors or more in the shareholders' meeting.

Accumulated voting method means that in situation where 2 directors or more are to be elected at the shareholders' general meeting, the aforementioned shareholder shall be entitled to have the same number of votes equivalent to the number of directors to be elected, and in this regard, such shareholder may either cast all his votes for one candidate or cast his votes separately for the other candidates. The election result will be based on the number of votes gained by the directors.

The order of numbering is deferred accordingly.

15. Amendments to original Article 47:

Existing provision:	At any shareholders' general meeting, decision shall be made by a show of hands. In the event of any special circumstances, decision will be made in accordance with the "Articles of Association".
Amended as:	At any shareholders' general meeting, decision shall be made by registered poll.

16. New Article 59 is added as follows:

In casting of votes, shareholders (or proxies) who are entitled to two or more votes are not required to cast all their votes in favour of or against a resolution.

The order of numbering is deferred accordingly.

17. Amendments to original Article 50:

Existing provision:	The chairman of the meeting shall determine whether the resolutions are passed by the shareholders' general meeting in accordance with the results of the poll, and shall announce the results of the poll in the meeting. The results of the poll for the resolution shall be recorded in the minutes.
Amended as:	In the event of equality of votes, the chairman of the meeting shall, whether by show of hands or on a poll, have a casting vote.

18. Delete original Article 50;

19. New Articles 62 and 63 are added as follows:

Article 62	In the event that the chairman of the meeting is doubtful towards the results of the poll, he can check and verify the votes. In the event that the shareholders attending the meeting or the proxies do not agree with the results announced by the chairman, whilst the chairman does not request the checking and verification of the votes, they are entitled to request the checking and verification of votes after the announcement of the results, and the chairman of the meeting shall immediately check and verify the votes.
Article 63	In the event of a counting on the votes has been made in the shareholders' general meeting, the result thereof shall be entered into the minutes of such meeting. The minutes together with attendance book of the shareholders attending the meeting and the proxy instrument shall be kept in the registered office of the Company.

20. New Article 69 added as follows:

Shareholders may review copies of the minutes of the shareholders' general meeting free of charge during the Company's office hours. The Company shall deliver the copies of relevant minutes to any shareholder who request such documents within 7 days upon receiving reasonable charges therefor.

21. Amendments to part of original Article 65:

Existing provision:	For those resolutions that breach the laws, administrative regulations, or interfere the legal rights of the shareholders, the shareholders shall initiate legal proceedings in the People's Court pursuant to the law.
Amended as:	For those resolutions that breach the laws, administrative regulations, or interfere the legal rights of the shareholders, the shareholders shall initiate legal proceedings in the People's Court pursuant to the law. Shareholders of overseas listed foreign shares shall resolve the disputes in accordance with the dispute settlement method provided in the "Articles of Association".

22. Add Chapter 5: Special Voting Procedures of Class Shareholders as follows:

Chapter 5 Special Voting Procedures of Class Shareholders

Article 81

Shareholders holding different classes of shares are referred to as class shareholders.

Class shareholders shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Articles of Association.

Article 82

If the Company intends to vary or abrogate the rights of the class shareholders, it shall do so only after the change or abrogation has been approved by way of a special resolution by shareholders in general meeting and by a separate class meeting convened by the shareholders of the affected class in accordance with Articles 84 to 88 of these Rules.

Article 83

The following circumstances shall be deemed to be variation or abrogation of the class rights of a class:

(I) an increase or decrease in the number of shares of such class or an increase or decrease in the number of shares of a class having voting or distribution rights or other privileges equal or superior to those of the shares of such class;

(II) a conversion of all or part of the shares of such class into shares of another class, a conversion of all or part of the shares of another class into shares of such class or the grant of the right of such conversion;

(III) a removal or reduction of rights to accrued dividends or cumulative dividends attached to shares of such class;

(IV) a reduction or removal of a dividend preference or a property distribution preference during liquidation of the Company attached to shares of such class;

(V) an addition, removal or reduction of share conversion rights, options, voting rights, transfer rights or preemptive rights to rights issue, or rights to acquire securities of the Company attached to shares of such class;

(VI) a removal or reduction of rights to receive amounts payable by the Company in a particular currencies attached to shares of such class;

(VII) a creation of a new class of shares attached with voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;

(VIII) an imposition of restrictions or additional restrictions on the transfer or ownership of shares of such class;

(IX) an issue of rights to subscribe for, or convert into, shares of such class or another class;

(X) an increase in the rights and privileges of shares of another class;

(XI) restructuring of the Company which causes shareholders of different classes to bear liabilities to different extents during restructuring;

(XII) an amendment or abrogation of the provisions of this chapter.

Article 84

Shareholders of the affected class, whether or not having any right to vote at the shareholders' general meeting shall nevertheless have the rights to vote at class meetings in respect of the matters concerning Article 83 (II) to (VIII), (XI) and (XII), but interested shareholders shall not be entitled to vote at a class meeting.

The expression "interested shareholders" mentioned in the preceding paragraph shall mean:

(I) where the Company shall repurchase its own shares pursuant to Article 30 of the "Articles of Association" by way of inviting tenders from all shareholders in proportion to their respective shareholdings in the Company or by way of transactions to be conducted in the stock exchanges, "interested shareholders" means the controlling shareholder as defined in Article 53 of the "Articles of Association";

(II) where the Company shall repurchase its own shares pursuant to Article 30 of the "Articles of Association" by way of agreements entered into over-the-counter, "interested shareholders" means the shareholders relating to the agreements concerned;

(III) where the Company is undergoing restructuring, "interested shareholders" means those shareholders who assume liabilities less than other shareholders of the same class, or those shareholders who enjoy benefits different from other shareholders of the same class.

Article 85

A resolution of a class meeting shall only be passed by more than two-thirds of the voting rights of that class of shareholders represented at the meeting in accordance with Article 84.

Article 86

When the Company convenes a class meeting, it shall issue a written notice forty-five days prior to the meeting informing all the registered shareholders of that class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply on meeting attendance at the class meeting to the Company twenty days before the date of the class meeting.

If the number of shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches more than half of the voting shares at the class meeting, the Company may convene the class meeting; If not, the Company shall within five days notify the shareholders, again by public announcement, of the matters to be considered, the date and the place for the class meeting. The Company may then convene the class meeting after such publication of such announcement.

Article 87

Notice of class meetings is only required to be served on shareholders who are entitled to vote thereat.

Meetings of any class of shareholders shall be conducted in a manner similar to that of the shareholders' general meeting. The provisions of Articles of Association relating to the procedures for conducting shareholders' general meetings shall apply *mutatis mutandis* to any class meeting.

Article 88

Save for other class shareholders, holders of domestic shares and overseas listed foreign shares are deemed to be shareholders of different classes.

The special procedures for voting at a meeting of class shareholders shall not apply to the following circumstances:

(I) where the Company issues, upon the approval by a special resolution of its shareholders in general meeting, either separately or concurrently once every twelve months, not more than 20 per cent of each of its existing issued domestic shares and overseas listed foreign shares;

(II) where the Company plans to issue domestic shares and overseas listed foreign shares at the time of its establishment is carried out within fifteen months from the date of approval of the Securities Committee of the State Council.

The order of numbering is deferred accordingly.

23. Amendments to original Article 68:

Existing provision:	Whenever there is any dispute arising from the legality and validity as to convening and holding of the shareholders' general meeting, voting procedures thereat, and the resolutions, and such dispute fails to settle between the parties, the relevant party may initiate proceeding in the People's Court.
Amended as:	Whenever there is any dispute arising from the legality and validity as to convening and holding of the shareholders' general meeting, voting procedures thereat, and the resolutions, and such dispute fails to settle between the parties, the relevant party may initiate proceeding in the People's Court. Shareholders of overseas listed foreign shares shall resolve the disputes in accordance with the dispute settlement method provided in the "Articles of Association".

24. Add Article 91 as follows:

The board of directors of the Company shall be responsible for the interpretation of these articles.

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(於中華人民共和國註冊成立之股份有限公司)

《股東大會議事規則》修訂方案

（二零零二年八月二十一日第二屆董事會第二十六次會議討論，尚須提交公司臨時股東大會討論通過）

1. 修訂第一條：

原內容為：

為了確保天津創業環保股份有限公司（以下簡稱「公司」）股東大會會議的正常秩序和效率，保證股東大會依法行使職權，維護股東享有的合法權益和正當履行義務，按照《中華人民共和國公司法》、《上市公司股東大會規範意見》及《天津創業環保股份有限公司章程》（以下簡稱《公司章程》）規定，特制定本規則。

修訂為：

為了確保天津創業環保股份有限公司（以下簡稱「公司」）股東大會會議的正常秩序和效率，保證股東大會依法行使職權，維護股東享有的合法權益和正當履行義務，按照《中華人民共和國公司法》、《上市公司股東大會規範意見》、《香港聯合交易所有限公司證券上市規則》、其他適用的香港法例、規則、守則及《天津創業環保股份有限公司章程》（以下簡稱《公司章程》）規定，特制定本規則。

2. 修訂第二條：

原內容為：

股東大會是由公司全體股東組成的，是公司的權力機構。

修訂為：

股東大會是公司的權力機構，由全體股東組成，代表股東的利益，依法行使下列法律、法規及公司章程規定的職權：

(一) 決定公司的經營方針和投資計劃；

(二) 選舉和更換董事，決定有關董事的報酬事項；

(三) 選舉和更換由股東代表出任的監事，決定有關監事的報酬事項；

(四) 審議批准董事會的報告；

(五) 審議批准監事會的報告；

(六) 審議批准公司的年度財務預算方案，決算方案；

(七) 審議批准公司的利潤分配方案和彌補虧損方案；

(八) 對公司增加或者減少註冊資本作出決議；

(九) 對公司合併、分立、解散和清算等事項作出決議；

(十) 對公司發行債券作出決議；

(十一) 對公司聘用、解聘或者不再續聘會計師事務所作出議；

(十二) 修改公司章程；

(十三) 審議代表公司有表決權的股份5%以上(含5%)的股東的提案；

(十四) 法律、行政法規及公司章程規定應當由股東大會作出決議的其他事項。

以後序號順延。

3. 修訂原第五條：

原內容為：

公司召開股東大會，董事會應當在會議召開四十五日以前以公告方式通知各股東。

修訂為：

公司召開股東大會，應當於會議召開45日前發出書面通知，將會議擬審議的事項以及開會的日期和地點告知所有在冊股東。擬出席股東大會的股東，應當於會議召開20日前，將出席會議的書面回覆送達公司。

4. 修訂原第十七條：

原內容為：

年度股東大會，單獨持有或者合併持有公司有表決權總數百分之五以上的股東或者監事會向公司提出新的提案。

修訂為：

年度股東大會，單獨持有或者合併持有公司有表決權總數百分之五(5%)以上(含5%)的股東或者監事會有權以書面形式向公司提出新的提案。

5. 修訂原第二十四條(一)、(三)款：

第二十四條(一)款原內容為：

董事人數不足《公司法》規定的法定人數，或者少於公司章程所定人數的三分之二時；

第二十四條(一)款修訂為：

董事人數不足《公司法》規定的人數或者少於公司章程要求的數額的三分之二時；

第二十四條(三)款原內容為：

單獨或者合併持有公司有表決權股份總數百分之十(不含投票代理權)以上的股東書面請求時；

第二十四條(三)款修訂為：

單獨或者合併持有公司有表決權的股份百分之十(10%)以上(含10%)的股東以書面形式要求召開臨時股東大會時；

6. 修訂原第二十六條部分內容：

原內容為：

單獨或者合併持有公司有表決權總數百分之十以上的股東

修訂為：

單獨或者合併持有公司有表決權的股份百分之十（10%）以上（含10%）的股東

7. 修訂原第二十七條：

原內容為：

監事會或者股東要求召集臨時股東大會的，應當按照下列程序辦理：

(一) 簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會，並闡明會議議題。董事會在收到前述書面要求後，應當儘快發出召集臨時股東大會的通知。

(二) 如果董事會在收到前述書面要求後三十日內沒有發出召集會議的通告，提出召集會議的監事會或者股東在報經公司所在地的地方證券主管機關同意後，可以在董事會收到該要求後三個月內自行召集臨時股東大會。召集的程序應當盡可能與董事會召集股東會議和程序相同。

修訂為：

監事會或者提議股東要求召集臨時股東大會或者類別股東會議，應當按照下列程序辦理：

(一) 簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或者類別股東會議，並闡明會議的議題。董事會在收到前述書面要求後應當儘快召集臨時股東大會或者類別股東會議。前述股東持股數按股東提出書面要求日計算。

(二) 如果董事會在收到前述書面要求後三十日內沒有發出召集會議的通告，提出該要求的監事會或者股東可以在董事會收到該要求後四個月內自行召集會議。召集的程序應當盡可能與董事會召集股東會議的程序相同。

監事會或者股東因董事會未應前述要求舉行會議而自行召集並舉行會議的，其所發生的合理費用，應當由公司承擔，並從公司欠付失職董事的款項中扣除。

8. 修訂原第三十六條：

原內容為：

股東大會會議由董事會依法召集，由董事長主持。董事長因故不能履行職務時，由董事長指定的副董事長或其它董事主持；董事長和副董事長均不能出席會議，董事長也未指定人選的，由董事會指定一名董事主持會議；董事會未指定會議主持人的，由出席會議的股東共同推舉一名股東主持會議；如果因任何理由，股東無法主持會議，應當由出席會議的持有最多表決權股份的股東 (或股東代理人) 主持。

修訂為：

股東大會由董事長召集並擔任會議主席；董事長因故不能出席會議的，應當由副董事長召集會議並擔任會議主席；董事長和副董事長均無法出席會議的，董事會可以指定一名公司董事代其召集會議並且擔任會議主席；未指定會議主席的，出席會議的股東可以選舉一人擔任主席；如果因任何理由，股東無法選舉主席，應當由出席會議的持有最多表決權股份的股東 (或其股東代理人) 擔任會議主席。

9. 增加第三十七、三十八、三十九、四十、四十一、四十二條，內容如下：

第三十七條

公司根據股東大會召開前20日時收到的書面回覆，計算擬出席會議的股東所代表的有表決權的股份數。擬出席會議的股東所代表的有表決權的股份數達到公司有表決權的股份總數二分之一以上的，公司可以召開股東大會；達不到的，公司應當在5日內將會議擬審議的事項、開會日期和地點以公告形式再次通知股東，經公告通知，公司可以召開股東大會。

第三十八條

股東會議的通知應當符合下列要求：

(一) 以書面形式作出；

(二) 指定會議的地點、日期和時間；

(三) 説明會議將討論的事項；

(四) 向股東提供為使股東對將討論的事項作出明智決定所需要的資料及解釋；此原則包括(但不限於)在公司提出合併、購回股份、股本重組或者其他改組時，應當提供擬議中交易的具體條件和合同(如果有的話)，並對其起因和後果作出認真的解釋；

(五) 如任何董事、監事、經理和其他高級管理人員與將討論的事項有重要利害關係，應當披露其利害關係的性質和程度；如果將討論的事項對該董事、監事、經理和其他高級管理人員作為股東影響有別於對其它同類別股東的影響，則應當説明其區別；

(六) 載有任何擬在會議上提議通過的特別決議的全文；

(七) 以明顯的文字說明，有權出席和表決的股東有權委任一位或者一位以上的股東代理人代為出席和表決，而該股東代理人不必為股東；

(八) 載明會議投票代理委託書的送達時間和地點；

(九) 有權出席股東大會股東的股權登記日；

(十) 會務常設聯繫人姓名、電話號碼。

第三十九條

股東大會通知應當向股東(不論在股東大會上是否有表決權)以專人送出或者郵資已付的郵件送出，受件人地址以股東名冊登記的地址為準。對內資股股東，股東大會通知也可以用公告方式進行。

前款所稱公告，應當於會議召開前45日至50日的期間內，在國務院證券主管機構指定的一家或多家報刊上刊登，一經公告，視為所有內資股股東已收到有關股東會議的通知。

第四十條

因意外遺漏未向有權得到通知的人送出會議通知或者該等人沒有收到會議通知，會議及會議作出的決議並不因此無效。

第四十一條

任何有權出席股東會議並有表決權的股東，有權委任一人或者數人(該人可以不是股東)作為其股東代理人，代為出席和表決。該股東代理人依照該股東的委託，可以行使下列權利：

(一) 該股東在股東大會上的發言權；

(二) 自行或者與他人共同要求以投票方式表決；

(三) 以舉手或者以投票方式行使表決權，但是委任的股東代理人超過一人時，該等股東代理人只能以投票方式行使表決權。

第四十二條

股東應當以書面形式委託代理人，由委託人簽署或者由其以書面形式委託的代理人簽署；委託人為法人的，應當加蓋法人印章或者由其董事或者正式委託的代理人簽署。

以後序號順延。

10. 刪除原第三十八條部分內容：

刪除內容為：

股東可以親自出席股東大會，也可以委託代理人代為出席和表決。

11. 增加第四十四、四十五、四十六條內容如下：

第四十四條

表決代理委託書至少應當在該委託書委託表決的有關會議召開前24小時，或者在指定表決時間前24小時，備置於公司住所或者召集會議的通知中指定的其他地方。委託書由委託人授權他人簽署的，授權簽署的授權書或者其他授權文件應當經過公證。經公證的授權書或者其他授權文件，應當和表決代理委託書同時備置於公司住所或者召集會議的通知中指定的其他地方。

第四十五條

任何由公司董事會發給股東用於任命股東代理人的委託書的格式，應當讓股東自由選擇指示股東代理人投贊成或者反對票，並就會議每項議題所要作出表決的事項分別作出指示。委託書應當註明如果股東不作指示，股東代理人可以按自己的意思表決。

第四十六條

表決前委託人已經去世、喪失行為能力、撤回委任、撤回簽署委任的授權或者有關股份已被轉讓的，只要公司在有關會議開始前沒有收到該等事項的書面通知，由股東代理人依委託書所作出的表決仍然有效。

以後序號順延。

12. 修訂原第四十三條(四)款：

原內容為：

公司年度預算、決算；

修訂為：

公司年度預算、決算報告、資產負債表、利潤表及其他財務報表；

13. 修訂原第四十四條(二)款：

原內容為：

發行公司債券；

修訂為：

發行公司債券、任何種類股票、認股證和其他類似證券；

14. 增加第五十六條內容如下：

當任何一名股東持股比例在30%以上時，股東大會選舉兩名以上的董事時採用累計投票制。

累計投票制是指股東大會在選舉兩名以上董事時，上述股東所持的每一股份擁有與應選董事總人數相等的投票權，股東既可以用所有的投票權集中投票選舉一人，也可以分散選舉其他應選人，按得票多少依次決定董事入選的表決制度。

以後序號順延。

15. 修訂原四十七條：

原內容為：

股東大會採取舉手方式進行表決，如遇特殊情況須遵循《公司章程》規定進行。

修訂為：

股東大會採取記名方式投票表決。

16. 增加第五十九條，內容如下：

在投票表決時，有兩票或者兩票以上的表決權的股東(或其股東代理人)，不必把所有表決權全部投贊成票或者反對票。

以後序號順延。

17. 修訂原第五十條：

原內容為：

會議主持人根據表決結果決定股東大會的決議是否通過，並應當在會上宣佈表決結果。決議的表決結果載入會議記錄。

修訂為：

當反對和贊成票相等時，無論是舉手還是投票表決，會議主席有權多投一票。

18. 刪除原第五十條；

19. 增加第六十二、六十三條，內容如下：

第六十二條

會議主席如果對提交表決的決議結果有任何懷疑，可以對所投票數進行點算；如果會議主席未進行點票，出席會議的股東或者股東代理人對會議主席宣佈的結果有異議的，有權在宣佈後立即要求點票，會議主席應當即時進行點票。

第六十三條

股東大會如果進行點票，點票結果應當記入會議記錄。會議記錄連同出席股東的簽名簿及代理出席的委託書，應當在公司住所保存。

20. 增加第六十九條，內容如下：

股東可在公司辦公時間免費查閱會議記錄複印件。任何股東向公司索取有關會議記錄的複印件，公司應當在收到合理費用後7日內把複印件送出。

21. 修訂原第六十五條部分內容：

原內容為：

股東大會的決議違反法律、行政法規，侵犯股東合法權益的，股東有權依法向人民法院提起民事訴訟。

修訂為：

股東大會的決議違反法律、行政法規，侵犯股東合法權益的，股東有權依法向人民法院提起民事訴訟，境外上市外資股股東應按《公司章程》規定的爭議解決方式解決。

22. 增加第五章類別股東表決的特別程序，內容如下：

第五章　類別股東表決的特別程序

第八十一條

持有不同種類股份的股東，為類別股東。

類別股東依據法律、行政法規和公司章程的規定，享有權利和承擔義務。

第八十二條

公司擬變更或者廢除類別股東的權利，應當經股東大會以特別決議通過和經受影響的類別股東在按第八十四條至第八十八條分別召集的股東會議上通過，方可進行。

第八十三條

下列情形應當視為變更或者廢除某類別股東的權利：

(一) 增加或者減少該類別股份的數目，或者增加或減少與該類別股份享有同等或者更多的表決權、分配權、其他特權的類別股份的數目；

(二) 將該類別股份的全部或者部分換作其他類別，或者將另一類別的股份的全部或者部分換作該類別股份或者授予該等轉換權；

(三) 取消或者減少該類別股份所具有的、取得已產生的股利或者累積股利的權利；

(四) 減少或者取消該類別股份所具有的優先取得股利或者在公司清算中優先取得財產分配的權利；

(五) 增加、取消或者減少該類別股份所具有的轉換股份權、選擇權、表決權、轉讓權、優先配售權、取得公司證券的權利；

(六) 取消或者減少該類別股份所具有的，以特定貨幣收取公司應付款項的權利；

(七) 設立與該類別股份享有同等或者更多表決權、分配權或者其他特權的新類別；

(八) 對該類別股份的轉讓或所有權加以限制或者增加該等限制；

(九) 發行該類別或者另一類別的股份認購權或者轉換股份的權利；

(十) 增加其他類別股份的權利和特權；

(十一) 公司改組方案會構成不同類別股東在改組中不按比例地承擔責任；

(十二) 修改或者廢除本章所規定的條款。

第八十四條

受影響的類別股東，無論原來在股東大會上是否有表決權，在涉及第八十三條(二)至(八)、(十一)至(十二)項的事項時，在類別股東會上均具有表決權，但有利害關係的股東在類別股東會議上沒有表決權。

前款所述有利害關係股東的含義如下：

(一) 公司按《公司章程》第三十條的規定向全體股東按照相同比例發出購回要約或者在證券交易所通過公開交易方式購回自己股份的情況下，「有利害關係的股東」是指《公司章程》第五十三條所定義的控股股東；

(二) 在公司按照《公司章程》第三十條的規定在證券交易所外以協議方式購回自己股份的情況下，「有利害關係的股東」是指與該協議有關的股東；

(三) 在公司改組方案中，「有利害關係股東」是指以低於本類別其他股東的比例承擔責任的股東或者與該類別中的其他股東擁有不同利益的股東。

第八十五條

類別股東會議的決議，應當經根據第八十四條由出席類別股東會議的有表決權的三分之二以上的股權表決通過，方可作出。

第八十六條

公司召開類別股東會議，應當於會議召開45日前發出書面通知，將會議擬審議的事項以及開會日期和地點告知所有該類別股份的在冊股東。擬出席會議的股東，應當於會議召開20日前，將出席會議的書面回覆送達公司。

擬出席會議的股東所代表的在該會議上有表決權的股份數，達到在該會議上有表決權的該類別股份總數二分之一以上的，公司可以召開類別股東會議；達不到的，公司應當在5日內將會議擬審議的事項、開會日期和地點以公告形式再次通知股東，經公告通知，公司可以召開類別股東會議。

第八十七條

類別股東會議的通知只須送給有權在該會議上表決的股東。

類別股東會議應當以與股東大會盡可能相同的程序舉行，公司章程中有關股東大會舉行程序的條款適用於類別股東會議。

第八十八條

除其他類別股份股東外，內資股股東和境外上市外資股股東視為不同類別股東。

下列情形不適用類別股東表決的特別程序：

(一) 股東大會以特別決議批准，公司每間隔12個月單獨或者同時發行內資股、境外上市外資股，並且擬發行的內資股、境外上市外資股的數量各自不超過該類已發行在外股份的20%的；

(二) 公司設立時發行內資股、境外上市外資股的計劃、自國務院證券主管機構批准之日起15個月內完成的。

以後章節及序號順延。

23. 修訂原第六十八條內容：

原內容為：

對股東大會的召集、召開、表決程序及決議的合法有效性發生爭議又無法協調的，有關當事人可以向人民法院提起訴訟。

修訂為：

對股東大會的召集、召開、表決程序及決議的合法有效性發生爭議又無法協調的，有關當事人可以向人民法院提起訴訟，境外上市外資股股東應按《公司章程》規定的爭議解決方式解決。

24. 增加第九十一條，內容如下：

本議事規則由公司董事會負責解釋。

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSED AMENDMENTS TO THE "RULES GOVERNING THE PROCEDURES FOR OPERATING THE MEETING OF THE BOARD OF DIRECTORS"

(Being discussed in the 26th meeting of the Second Board of Directors on 21st August, 2002 and subject to approval in the extraordinary general meeting (the "EGM") of the Company)

1. **Amendment to Article 5(8)**

Existing provision:

to decide the annual plans for the external investment and bank credit, pledge of assets and other guarantees of the Company pursuant to the "Articles of Association" and the authority of the shareholders' general meetings;

Amended as:

to consider and approve investment projects with investment amounts representing more than 1%, but less than 10% of the latest audited net asset value of the Company;

2. **The following was added to Article 5:**

(9) to consider and approve connected transactions intended to be entered into by the Company and the connected persons for amounts of exceeding RMB3 million but less than RMB30 million, or representing more than 0.5%, but less than 5% of the latest audited asset value of the Company;

(10) to consider and approve acquisitions or disposal of assets of the Company which are in compliance with the following standards:

(i) the total amount of the acquired or disposed assets (based on the latest audited financial statements or appraisal report) representing more than 10%, but less than 50% of the latest audited total assets of the Company;

(ii) the related net profit or absolute value of loss in the total amount of the acquired or disposed assets (based on the latest audited financial report) representing more than 10%, but less than 50% of the audited net profit or absolute value of loss of the Company in the previous year, with the absolute amount of more than RMB1 million;

(iii) the amount of transaction in the acquisition or disposal of assets (inclusive of debt undertakings and expenses) representing more than 10%, but less than 50% of the latest audited net assets of the Company.

(11) to consider and approve the Company's loans of more than RMB5 million, but under RMB50 million, or representing less than 10% of the latest audited net asset value of the Company;

(12) to consider and approve guarantees provided by the Company for other parties, which represented less than 10% of the latest audited net asset value of the Company;

(13) to consider and approve other transactions conducted not within the ordinary course of business of the Company with an amount of more than RMB5 million, but under RMB30 million at one single time, other than items (8), (9), (10), (11) and (12);

3. **The following was added to the original Article 5:**

The limit on the power of board of directors other than the application of funds, application of assets and entering into of contracts (including the limit on the power for the acquisition of fixed assets, consumables, fittings, office equipment and gifts at an amount up to RMB200,000) which are less than items (8), (9), (10), (11), (12) and (13) of this article, is granted to the general manager of the Company.

The exercise of the power as referred to above by the board of directors shall be in compliance with the requirements under the relevant laws and regulations of the State, the "Share Listing Rules of the Shanghai Stock Exchange", the "Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited" as well as other applicable laws, regulations and codes of Hong Kong.

In the event that the "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" and other applicable laws, regulations and codes of Hong Kong impose requirements stricter than the provisions under this article, such requirements shall be complied with.

4. **Amendment to part of Article 8:**

Existing provision:

The agenda of the meeting of the board of directors shall be decided by the chairman of the board of directors of the Company. The notice of the meeting is prepared up by the secretary to the Company's board of directors in accordance with the agenda of the meeting, and will be served to each director and supervisor by the secretary to the board of directors subject to the approval of the chairman of the board of directors.

Amended as:

The agenda of the meeting of the board of directors shall be decided by the chairman of the board of directors of the Company. The notice of the meeting shall be prepared by the secretary to the board of directors in accordance with the agenda of the meeting, and shall be served to each director and supervisor by the secretary to the board of directors subject to the approval of the chairman of the board of directors. Where 2 or more independent directors consider that the information is insufficient or the reasoning is imprecise, such independent directors may jointly request the board of directors in writing to postpone convening the meeting of the board of directors, or to consider the issue in question at a later date. The board of directors shall adopt such requests accordingly.

5. **New Article 9 (4) was added, the particulars of which were as follows:**

(4) which is proposed by the independent directors alone;

The articles thereafter shall be renumbered accordingly.

6. **New Article 10 was added, the particulars of which were as follows:**

Article 10

The convening of an extraordinary general meeting of the board of directors by the directors acting jointly, the independent directors, the supervisory committee and the general manager shall be conducted in accordance with the following procedures:

(1) to sign one or more proposals in writing in the same form with the same content, to be presented to the chairman for the convening of an extraordinary general meeting of the board of directors, together with the proposals on the agenda of the meeting;

(2) in view of the proposal to convene an extraordinary general meeting of the board of directors, the chairman shall appoint the secretary to the board of directors to issue a notice for convening the extraordinary general meeting of the board of directors within ten working days from the date of receipt of the above written proposal;

(3) in the event that the chairman fails to perform his duties, the chairman shall designate a director to convene the extraordinary general meeting of the board of directors on his behalf. If the chairman fails to perform his duties without any reason, and fails to designate a specific person to perform his duties for him, the independent directors or more than half of the directors may jointly elect a director to convene the meeting.

The articles thereafter shall be renumbered accordingly.

7. **Amendment to Article 21:**

Existing provision:

Resolutions of a meeting of the Board or an extraordinary meeting of the Board shall be decided by a show of hands. Under the prerequisite of protecting the Directors in expressing their opinions by the Board, the Directors may vote by facsimile for which the fax will be signed by the relevant Directors.

Amended as:

Resolutions of a meeting of the Board or an extraordinary meeting of the Board shall be decided by registered poll (by way of telephone conference or similar ancillary communication equipment in accordance with the requirements of the Articles of Association of the Company). Under the prerequisite of protecting the Directors in expressing their opinions by the Board, the Directors may vote by facsimile for which the fax will be signed by the relevant Directors.

8. **New Article 22 was added, the particulars of which were as follows:**

Article 22

When the board of directors is considering proposals on connected transactions and material investment projects, independent directors shall state their opinions, and to present such opinions in writing to the Company after the meeting. The board of directors shall not make any decision to the proposals on connected transactions and material investment projects in the absence of independent directors.

The articles thereafter shall be renumbered accordingly.

9. **Amendment to the original Article 23:**

Existing provision:

The directors of the Company shall perform their obligations to disclose the information in accordance with the relevant laws and regulations of the People's Republic of China after the consideration and approval of the resolutions at the meeting of the board of directors. The details of the Company's announcement shall be drawn up in accordance with the relevant requirements of the "Share Listing Rules of the Shanghai Stock Exchange". The secretary of the Company's board of directors is responsible for the serving of the announcement to the Shanghai Stock Exchange for examination and approval and the publication of the announcement.

Amended as:

The directors of the Company shall perform their obligations to disclose the information in accordance with the relevant laws and regulations of the People's Republic of China after the consideration and approval of the resolutions at the meeting of the board of directors. The details of the Company's announcement shall be drawn up in accordance with the relevant requirements of the "Share Listing Rules of the Shanghai Stock Exchange" and the "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited". The secretary of the Company's board of directors is responsible for the submission of the announcement to the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited for examination and approval and the publication of the announcement.

10. **Amendment to the original Article 29:**

Existing provision:

The board of directors and the related directors shall comply with the relevant requirements of the "Articles of Association of the Company" and the "Share Listing Rules of the Shanghai Stock Exchange" when the board of directors considers and approves the relevant connected transactions.

Amended as:

The board of directors and the related directors shall comply with the relevant requirements of the "Articles of Association of the Company" and the "Share Listing Rules of the Shanghai Stock Exchange" and the "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" when the board of directors considers and approves the relevant connected transactions.

11. **Amendment to the original Article 30(4):**

Existing provision:

The supervisory committee has the rights to reflect its opinions to the relevant regulatory department of the People's Republic of China or suggest to convene an extraordinary general meeting if it thinks that the procedures of discussion and resolutions of board of directors do not comply with the relevant requirements of the laws and regulations of the People's Republic of China, the "Articles of Association of the Company" and these rules.

Amended as:

The supervisory committee has the rights to reflect its opinions to the relevant regulatory department of the People's Republic of China or suggest to convene an extraordinary general meeting if it thinks that the procedures of discussion and resolutions of board of directors do not comply with the relevant requirements of the laws and regulations of the People's Republic of China, the "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited", other applicable laws, rules and codes of Hong Kong, the "Articles of Association of the Company" and these Rules.

12. **Amendment to the original Article 31:**

Existing provision:

Matters not mentioned in these rules shall be implemented in accordance with the relevant requirements of the People's Republic of China, the "Share Listing Rules of the Shanghai Stock Exchange" and the "Articles of Association of the Company".

Amended as:

Matters not mentioned in these Rules shall be implemented in accordance with the relevant requirements of the People's Republic of China, the "Share Listing Rules of the Shanghai Stock Exchange", the "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited", other applicable laws, rules and codes of Hong Kong, and the "Articles of Association of the Company".

13. **Amendment to the original Article 33:**

The original contents:

These rules will be valid after the consideration and approval of the board of directors and being signed by all the directors. A copy of these rules will be sent to the supervisory committee of the Company for filing.

Amended to be:

These Rules will be valid after the consideration and approval at the shareholders' general meeting and being signed by all the directors. A copy of these Rules will be sent to the supervisory committee of the Company for filing.

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(於中華人民共和國註冊成立之股份有限公司)

《董事會議事規則》修訂方案

（二零零二年八月二十一日第二屆董事會第二十六次會議討論，尚須提交公司臨時股東大會討論通過）

1. **修改第五條(八)款：**

原內容為：

在《公司章程》規定和股東大會授權範圍內，決定公司的對外投資、銀行信貸年度計劃、資產抵押及其它擔保事項；

修訂為：

審議批准投資額佔公司最近經審計的淨資產值1%以上，10%以下的投資項目；

2. **在第五條中增加如下內容：**

(九) 審議批准公司擬與關聯人達成的金額在300萬元以上，3,000萬元以下，或佔公司最近經審計的淨資產值的0.5%以上，5%以下的關聯交易；

(十) 審議批准公司符合下列標準之一的收購，或出售資產行為：

(1) 收購、出售資產的資產總額(按最近一期經審計的財務報表或評估報告)佔公司最近一期經審計的總資產的10%以上，50%以下；

(2) 收購、出售資產相關的淨利潤或虧損的絕對值(按最近一期經審計的財務報告)佔公司經審計的上一年度淨利潤或虧損絕對值的10%以上，50%以下，且絕對金額在人民幣100萬元以上；

(3) 收購、出售資產的交易金額(承擔債務、費用等一併計算)佔公司公司最近一期經審計的淨資產的10%以上，50%以下。

(十一) 審議批准公司金額在人民幣500萬元以上，人民幣5,000萬元以下，或佔公司最近經審計的淨資產值10%以下的貸款；

(十二) 審議批准公司為他人提供的金額佔公司最近經審計的淨資產值10%以下的擔保；

(十三) 審議批准除(八)、(九)、(十)、(十一)及(十二)項外，一次性金額在人民幣500萬元以上人民幣3,000萬元以下的其他公司日常經營行為；

3. 在原第五條增加內容如下：

低於本條第(八)、(九)、(十)、(十一)、(十二)及(十三)項所授予董事會的公司資金運用、資產運用和簽訂合同等權限以外的權限(含人民幣20萬元以下的固定資產、低值易耗品、房屋裝修、辦公用品和禮品等事項的審批權)授予公司總經理。

董事會上述各項職權的行使，應符合國家有關法律、法規、《上海證券交易所股票上市規則》、《香港聯合交易所有限公司證券上市規則》以及其他適用的香港法例、法規、守則的規定。

如《香港聯合交易所有限公司證券上市規則》、其他適用的香港法例、規則、守則對本條內容有更嚴格規定的，應從其規定。

4. 修訂第八條部分內容：

原內容為：

董事會會議議題由公司董事長決定，會議通知由公司董事會秘書根據會議議題擬定，並報經董事長批准後由董事會秘書分送各位董事和監事。

修訂為：

董事會會議議題由公司董事長決定，會議通知由公司董事會秘書根據會議議題擬定，並報經董事長批准後由董事會秘書分送各位董事和監事。當2名或2名以上獨立董事認為資料不充分或論證不明確時，可聯名以書面形式向董事會提出延期召開董事會會議或者延期審議該事項，董事會應予以採納。

5. 第九條增加(四)款，內容為：

(四) 獨立董事單獨提議時；

以後序號順延。

6. 增加第十條，內容為：

第十條

董事聯名、獨立董事、監事會、總經理提議召開臨時董事會會議，應當按照下列程序辦理：

(一) 簽署一份或者數份同樣格式內容的書面提議，提請董事長召集臨時董事會會議，並提出會議議題；

(二) 對於提議召集臨時董事會會議的要求，董事長必須在收到前述書面提議之日起十個工作日內委託董事會秘書發出召集臨時董事會會議的通知；

(三) 董事長不能履行職責時，應當指定一名董事代其召集臨時董事會會議；董事長無故不履行職責，亦未指定具體人員代其行使職責的，可由獨立董事，或者由二分之一以上的董事共同推薦一名董事負責召集會議。

以後各條序號順延。

7. **修訂第二十一條：**

原內容為：

董事會會議和董事會臨時會議表決方式均為舉手表決。董事會在保障董事充分表達意見的前提下，可以用傳真方式進行並作出決議，並由表決董事簽字。

修訂為：

董事會會議和董事會臨時會議表決方式均為記名投票表決(以電話會議或輔助類似通訊設備舉行的會議按照《公司章程》的規定執行)。董事會在保障董事充分表達意見的前提下，可以用傳真方式進行並作出決議，並出表決董事簽字。

8. **增加第二十二條，內容為：**

第二十二條

董事會審議關聯交易及重大投資項目的提案時，獨立董事應陳述意見，並於會後將該意見以書面形式提交公司。董事會在獨立董事缺席的情況下不得就關聯交易及重大投資項目的提案作出決議。

以後各條序號順延。

9. **修訂原第二十三條內容：**

原內容為：

董事會會議決議形成後，公司董事會應遵照國家有關法律、法規和證券監管部門的有關規定，履行信息披露義務，董事會公告的內容根據《上海證券交易所股票上市規則》的相關規定擬定，由公司董事會秘書負責提交上海證券交易所審定並對外公告。

修訂為：

董事會會議決議形成後，公司董事會應遵照中華人民共和國有關法律、法規和證券監管部門的有關規定，履行信息披露義務，董事會公告的內容根據《上海證券交易所股票上市規則》及《香港聯合交易所有限公司證券上市規則》的相關規定擬定，由公司董事會秘書負責提交上海證券交易所及香港聯合交易所有限公司審定並對外公告。

10. **修訂原二十九條：**

原內容為：

董事會審議有關關聯交易事項時，董事會及關聯董事應遵守《公司章程》和《上海證券交易所股票上市規則》的有關規定。

修訂為：

董事會審議有關關聯交易事項時，董事會及關聯董事應遵守《公司章程》、《上海證券交易所股票上市規則》和《香港聯合交易所有限公司證券上市規則》的有關規定。

11. **修訂原第三十條(四)款：**

原內容為：

監事會如認為董事會的審議程序和決議不符合中華人民共和國有關法律、法規、《公司章程》和本議事規則的有關規定時，有權向國家有關監管部門反映意見，或提議召開臨時股東大會。

修訂為：

監事會如認為董事會的審議程序和決議不符合中華人民共和國有關法律、法規、《香港聯合交易所有限公司證券上市規則》、其他適用的香港法例、規則、守則、《公司章程》和本議事規則的有關規定時，有權向國家有關監管部門反映意見，或提議召開臨時股東大會。

12. **修訂原第三十一條：**

原內容為：

本規則未盡事宜，依照中華人民共和國有關法律、法規、《上海證券交易所股票上市規則》和《公司章程》的有關規定執行。

修訂為：

本規則未盡事宜，依照中華人民共和國有關法律、法規、《上海證券交易所股票上市規則》、《香港聯合交易所有限公司證券上市規則》、其他適用的香港法例、規則、守則和《公司章程》的有關規定執行。

13. **修訂原第三十三條：**

原內容為：

本規則經董事會審議通過並經全體董事簽字後即生效，並送公司監事會一份備案。

修訂為：

本規則經股東大會審議通過並經全體董事簽字後即生效，並送公司監事會一份備案。

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSED AMENDMENTS TO THE "RULES GOVERNING THE PROCEDURES FOR OPERATING THE MEETING OF THE SUPERVISORY COMMITTEE"

(Being discussed in the 20th meeting of the Second Supervisory Committee on 21st August, 2002 and subject to approval in the extraordinary general meeting (the "EGM") of the Company)

1. **Amendments to Article 1:**

Existing provision:

In order to governing the operation of the meeting of the supervisory committee of Tianjin Capital Environmental Protection Company Limited (the "Company"), the Company hereby compiles these Rules in accordance with the "Company Law of the People's Republic of China", the "Articles of Association for Tianjin Capital Environmental Protection Company Limited" (hereinafter referred to as the "Articles of Association") and the relevant laws and regulations of the State.

Amended as:

In order to governing the operation of the meeting of the supervisory committee of Tianjin Capital Environmental Protection Company Limited, the Company hereby compiles these Rules in accordance with the "Company Law of the People's Republic of China", the "Code of Corporate Governance for Listed Companies in China" issued by the China Securities Regulatory Commission and the State Economic and Trade Commission and the "Articles of Association for Tianjin Capital Environmental Protection Company Limited" (hereinafter referred to as the "Articles of Association") and the relevant laws and regulations of the State.

2. **New Article 2 was added as follows:**

The supervisory committee shall be responsible to all shareholders, so as to monitor the state of affairs of the Company, as well as the performance of duties by the directors, managers, and other senior officers of the Company on legal and compliance basis, thereby protecting the legal rights of the Company and the shareholders.

The articles thereafter are renumbered accordingly.

3. **Amendments to original Article 2:**

Existing provision:

The supervisory committee is consisted of six supervisors with a chairman. The chairman of the supervisory committee shall be elected by the supervisory committee.

Amended as:

The supervisory committee is consisted of six supervisors with a chairman. The election or removal of the chairman of the supervisory committee shall be decided by two-thirds (including two-thirds) or more of the supervisors.

Shareholders' representatives and staff representatives shall be eligible to become supervisors. The number of supervisors from staff representatives shall not account for less than one third of the supervisors.

Supervisors shall have adequate expertise or experiences in legal and accounting aspect.

4. **New Article 7 was added as follows:**

Directors, managers and other senior officers of the Company, as well as the internal and external auditors shall attend meetings of the supervisory committee upon request, so as to address to the issues raised.

The articles thereafter are renumbered accordingly.

5. **The following was added to the original Article 6:**

In the event that the meeting of the supervisory committee fails to convene as scheduled, an announcement on the reasons thereof shall be made accordingly.

6. **The following was added to the original Article 9:**

Supervisors who have been absent twice consecutively from attending the supervisory committee meetings shall be deemed as failure to perform its duties, and shall be removed by the shareholders' general meeting or staff representative general meeting.

7. **Amendment to original Article 13:**

Existing provision:

Decisions are made by the supervisory committee by way of meetings. All discussions in the meetings shall be recorded. Under special circumstances minutes can be distributed by fax. However the minutes shall be signed by all supervisors attending the meeting.

Amended as:

Decisions are made by the supervisory committee by way of meetings. Decisions of the supervisory committee shall be made by the affirmative vote of two-thirds or more (including two-thirds) of the supervisors. All discussions in the meetings shall be recorded. Under special circumstances, minutes can be distributed by fax. However, the minutes shall be signed by all supervisors attending the meeting.

8. **New Article 18 was added as follows:**

The resolutions and the minutes of any meetings of the supervisory committee shall be submitted for filings at the stock exchanges where the Company are listed within two working days after the conclusion of the same. Announcement on the same shall be made on the designated newspaper upon review by the relevant stock exchanges.

The articles thereafter are renumbered accordingly.

9. **Amendment to original Article 17:**

Existing provision:

Any omissions in these Rules shall be implemented in accordance with the "Company Law of the People's Republic of China", the "Share Listing Rules of the Shanghai Stock Exchange" and the Articles of Association.

Amended as:

Any omissions in these Rules shall be implemented in accordance with the "Company Law of the People's Republic of China", the "Share Listing Rules of the Shanghai Stock Exchange", the "Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited" and the Articles of Association.

10. **Amendment to original Article 19:**

Existing provision:

These Rules shall be considered and adopted by the supervisory committee and shall become effective after execution by all the supervisors.

Amended as:

These Rules shall be considered and adopted by the shareholders' general meeting and shall become effective after execution by all the supervisors.

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(於中華人民共和國註冊成立之股份有限公司)

《監事會議事規則》修訂方案

(二零零二年八月二十一日第二屆監事會第二十次會議討論，尚須提交公司臨時股東大會討論通過)

1. **修訂第一條：**

原內容為：

為規範天津創業環保股份有限公司監事會的運作，根據《中華人民共和國公司法》、《天津創業環保股份有限公司章程》(以下簡稱「《公司章程》」)及國家有關法律、法規的規定，制定本規則。

修訂為：

為規範天津創業環保股份有限公司(以下簡稱「公司」)監事會的運作，根據《中華人民共和國公司法》、中國證券監督委員會和國家經濟貿易委員會發佈的《上市公司治理準則》以及《天津創業環保股份有限公司章程》(以下簡稱「《公司章程》」)等有關法律、法規及規範性文件的有關規定，制定本規則。

2. **增加第二條，內容如下：**

監事會應向全體股東負責，對公司財務以及公司董事、經理和其他高級管理人員履行職責的合法合規性進行監督，維護公司及股東的合法權益。

以後序號順延。

3. **修訂原第二條：**

原內容為：

監事會由六名監事組成，設監事會主席一名。監事會主席由監事會選舉產生。

修訂為：

監事會由六名監事組成，設監事會主席一名。監事會主席的選舉或罷免應當由三分之二以上(含三分之二)監事會成員表決通過。

監事可由股東代表和公司職工代表擔任。公司職工代表擔任的監事不得少於監事人數的三分之一。

監事應具有足夠的法律、會計等方面的專業知識或工作經驗。

4. **增加第七條，內容為：**

監事會可要求公司董事、經理以及其他高級管理人員、內部及外部審計人員出席監事會會議，回答所關注的問題。

以後序號順延。

5. **在原第六條中增加如下內容：**

監事會會議因故不能如期召開，應公告說明原因。

6. **在原第九條中增加內容如下：**

監事連續兩次不能親自出席監事會會議的，將被視為不能履行其職責，股東大會或職工代表大會應當予以撤換。

7. **修訂原第十三條：**

原內容為：

監事會的議事方式為會議方式，對所議事項應當進行記錄。特殊情況下可以採取傳真方式，但應將議事過程做成記錄並由所有出席會議的監事簽字。

修訂為：

監事會的議事方式為會議方式，對所議事項應當進行記錄。監事會的決議，應當由三分之二以上(含三分之二)監事會成員表決通過。特殊情況下可以採取傳真方式，但應將議事過程做成記錄並由所有出席會議的監事簽字。

8. **增加第十八條，內容如下：**

公司召開監事會會議，應在會議結束後兩個工作日內將監事會決議和會議紀要報送公司上市的證券交易所備案，經其審核後，在指定報紙上公告。

以後序號順延。

9. **修訂原第十七條：**

原內容為：

本規則未盡事宜，按照《中華人民共和國公司法》、《上海證券交易所交易規則》等法律、法規以及《公司章程》的規定執行。

修訂為：

本規則未盡事宜，按照《中華人民共和國公司法》、《上海證券交易所交易規則》、《香港聯合交易所有限公司證券上市規則》等法律、法規以及《公司章程》的規定執行。

10. **修訂原第十九條：**

原內容為：

本規則經公司監事會審議通過並經全體監事簽字後即生效。

修訂為：

本規則經公司股東大會審議通過並經全體監事簽字後即生效。

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Proposal for the amendment of the Articles of Association of the Company

Pursuant to "The Guidance for Articles of Association of the Listed Companies", amendments have been made to the Company's Articles of Association as follows:

1. Chapter 1 GENERAL PROVISIONS

Article 1

Original content:

The Company is a joint stock limited company established in accordance with the "Regulatory Opinion on Joint Stock Limited Company" announced by the State Commission for Restructuring the Economic System ("State Restructuring Commission") on 15 May 1993 and the relevant laws and regulations. On 8 March 1994, first amendment has been made to the Articles of Association of the Company pursuant to the "Supplementary Regulations on the Implementation of Regulatory Opinion on Joint Stock Limited Company by the Companies listed in Hong Kong" and the "Mandatory Provisions for Articles of Association of Companies to be Listed in Hong Kong" announced by the State Restructuring Commission on 24 May 1993 and 10 June 1993, respectively. On 22 June 1995, second amendment has been made to the Articles of Association of the Company pursuant to "The Company Law of the People's Republic of China" ("Company Law"), "The State Council Special Regulations on the Overseas Offering and Listing of Shares by the Joint Stock Limited Companies" ("Special Regulations"), "The Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas" ("Mandatory Provisions") and the State's relevant laws and administrative regulations. Third amendment has been made to the Articles of Association of the Company pursuant to the Company Law, "The Securities Law of the People's Republic of China", the Special Regulations, the Mandatory Provisions, the State's relevant law, administrative regulations, the Share Transfer Agreement entered by and between Tianjin Bohai Chemical Industry Group Corporation and Tianjin Municipal Investment Company Limited on 10 October 2000 and the Asset Exchange Agreement entered by and between the Company, Tianjin Bohai Chemical Industry Group Corporation and Tianjin Municipal Investment Company Limited on 10 October 2000.

Amended to:

The Company is a joint stock limited company established in accordance with the "Regulatory Opinion on Joint Stock Limited Company" announced by the State Commission for Restructuring the Economic System ("State Restructuring Commission") on 15 May 1993 and the relevant laws and regulations. On 8 March 1994, first amendment has been made to the Articles of Association of the Company pursuant to the "Supplementary Regulations on the Implementation of Regulatory Opinion on Joint Stock Limited Company by the Companies listed in Hong Kong" and the "Mandatory Provisions for Articles of Association of Companies to be Listed in Hong Kong" announced by the State Restructuring Commission on 24 May 1993 and 10 June 1993, respectively. On 22 June 1995, second amendment has been made to the Articles of Association of the Company pursuant to "The Company Law of the People's Republic of China" ("Company Law"), "The State Council Special Regulations on the Overseas Offering and Listing of Shares by the Joint Stock Limited Companies" ("Special Regulations"), "The Mandatory Provisions for the Articles of Association of Companies to

be Listed Overseas ("Mandatory Provisions") and the State's relevant laws and administrative regulations". On 20 December 2000, third amendment has been made to the Articles of Association of the Company pursuant to the Company Law, "The Securities Law of the People's Republic of China", the Special Regulations, the Mandatory Provisions, the State's relevant law, administrative regulations, the Share Transfer Agreement entered by and between Tianjin Bohai Chemical Industry Group Corporation and Tianjin Municipal Investment Company Limited on 10 October 2000 and the Asset Exchange Agreement entered by and between the Company, Tianjin Bohai Chemical Industry Group Corporation and Tianjin Municipal Investment Company Limited on 10 October 2000. On 16 April 2002, fourth amendment has been made to the Company's Articles of Association pursuant to "The Code of Corporate Governance for Listed Companies" issued by the China Securities Regulatory Commission and the State Economic and Trade Commission on 7 January 2002. Pursuant to "The Notice on the Guidance for Articles of Association of Listed Companies" issued by the China Securities Regulatory Commission and "Code of Corporate Governance for Listed Companies" issued by the China Securities Regulatory Commission and the State Economic and Trading Commission and the State's relevant laws, regulations, fifth amendment to the Articles of Association of the Company has been made.

2. Chapter 1 GENERAL PROVISIONS

Article 3

Original content:

The legal address of the Company: No. 18 Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the People's Republic of China

Postal Code: 300074

Amended to:

The legal address of the Company: 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China

Postal Code: 300051

3. Pursuant to "The Guidance for Articles of Association of the Listed Companies", Chapter 4 of Share Transfer is added. The numberings of the following chapters and articles shall be renumbered accordingly.

The added content is:

Chapter 4 SHARE TRANSFER

Article 21

Unless otherwise prescribed by law and administrative regulations, the shares of the Company are freely transferable and are free from all liens.

Article 22

The Company does not accept the use of the Company's shares as the subject of a pledge.

Article 23

The Company's shares held by the promoter shall not be transferred within three years from the date of incorporation of the Company.

Article 24

Directors, supervisors, general manager and other senior management officers shall, during their terms of office, report to the Company in respect of their respective shareholdings in the Company regularly. The above-mentioned persons shall not transfer their shareholdings in the Company during their terms of office and within six months after their resignations.

Article 25

If shareholders who hold five per cent or above of the Company's shares carrying the right to vote, sell their shareholdings within six months from the date of the original purchase or re-purchase the Company's shares within six months after the previous sale, any profits gained thereof shall belong to the Company.

The requirement in this Article is not applicable to the Company's shareholders of overseas listed foreign shares.

The requirement in the preceding paragraph is applicable to the directors, supervisors, general managers and other senior management officers of the legal person shareholders who holds five per cent or more of the Company's shares carrying the right to vote.

4. Chapter 8 RIGHTS AND OBLIGATIONS OF SHAREHOLERS

The following content is added:

Article 51

Shareholders who hold the Company's shares of five per cent or more with voting right shall submit a written report to the Company within three working days from the date on which such shareholder pledges his shares in the Company.

The requirement in this Article is not applicable to the Company's shareholders of overseas listed foreign shares.

5. Chapter 8

Article 53

The following content is added:

The "concurrent action" in this Article means action taken by two or more persons who reach an agreement (whether verbal or written) by which one of the persons obtains the right to vote in the Company in order to achieve the purpose of controlling the Company or strengthening the control thereof.

6. Chapter 9 SHAREHOLDERS' GENERAL MEETING

Article 59

The following content is added:

The proposed resolutions submitted to the shareholders' general meeting shall comply with the following conditions:

(1) the contents of which shall not contravene the laws, regulations and the regulations stipulated in the Articles of Association, and that the contents fall within the Company's scope of operation and the scope of duties of the shareholders' general meeting;

(2) to have a specific matter for each resolution and the matter to be discussed in respect thereof;

(3) to submit or deliver the resolution to the board of directors in written form.

The board of directors of the Company shall abide by the principle of taking into consideration of the best interest of the Company and the shareholders. The Company shall observe the aforesaid principle in considering the proposed resolution submitted by the shareholders' general meeting.

For the proposed resolution(s) which the board of directors decides not to include in the agenda of the shareholders' general meeting, explanation of which shall be made at such shareholders' general meeting. After the holding of the shareholders' general meeting, the contents of such proposed resolution and the explanation given by the board of directors shall be published together with the result of the shareholders' general meeting.

The shareholder who submits the proposed resolution opposed to the refusal decision made by the board of directors to include such proposed resolution in the agenda of the shareholders' general meeting can call for an extraordinary general meeting in accordance with the procedure requirements stipulated in Article 78(1) of this Articles of Association.

7. Chapter 9 SHAREHOLDERS' GENERAL MEETING

Article 61

The following content is added:

(9) the shareholdings registration date for the shareholders who have a right to attend the shareholders' general meeting;

(10) the name and telephone number of the contact person should always be available for the general business of the shareholders' general meeting.

8. Chapter 9 SHAREHOLDERS' GENERAL MEETING

Article 69

Upon the issue of the notice of shareholders' general meeting is added, the board of directors shall not change the time for convening the shareholders' general meeting except for the reason of force majeure or other accidental events. In the event that it is necessary to change the time for convening the shareholders' general meeting because of force majeure, the shareholdings registration date should remain unchanged.

9. Chapter 9 SHAREHOLDERS' GENERAL MEETING

Article 72

Original content:

A resolution shall be decided on a show of hands unless a poll, before or after any vote by show of hands, is demanded by the following persons:

(i) the chairman of the meeting;

(ii) at least two shareholders having the right to vote present in person or by proxy; or

(iii) one or more shareholders (including their proxies) who alone or together holds 10 per cent. or more (inclusive of 10 per cent.) of the shares carrying the right to vote at that meeting.

Unless a poll is demanded, a declaration by the chairman as to the manner in which a resolution has been passed based on the results of the show of hands and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of that fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution at that meeting.

The demand for a poll may be withdrawn by the person or persons who demanded it.

Amended to:

The vote at the shareholders' general meeting shall be given by registered poll.

10. Chapter 9 SHAREHOLDERS' GENERAL MEETING

Article 73

Original content:

If the matter in respect of which a poll is demanded relates to the election of the chairman of the meeting or the adjournment of the meeting, the poll shall be taken forthwith. A poll demanded on any other matters shall be taken at such time as the chairman of the meeting decides, and the meeting may continue to proceed to discuss other matters. The result of the poll shall be deemed to be resolution of the meeting at which the poll is demanded.

Amended to:

Every poll on a matter shall have at least two shareholders' representatives and one supervisor to take part in the counting, and the representative of the vote counters shall declare the voting result immediately thereafter.

11. Chapter 9 SHAREHOLDERS' GENERAL MEETING

Article 76

The following content is added:

(5) Annual Report of the Company

12. Chapter 9 SHAREHOLDERS' GENERAL MEETING

Article 77

The following content is added:

(5) Re-purchase of the Company's shares;

13. Chapter 9 SHAREHOLDERS' GENERAL MEETING

Article 78

Original content:

The shareholders shall convene an extraordinary general meeting or a class meeting in accordance with the following procedures:

(1) Two or more shareholders who at the date of the deposit of a requisition together hold 10 per cent. or more (inclusive of 10 per cent.) of the shares carrying voting rights at the proposed meeting may sign a written requisition in one or more counterparts in the same form and content, requiring the board of directors to convene an extraordinary general meeting or a class meeting and stating the matters to be considered at the meeting. The board of directors shall as soon as possible after receipt of the aforesaid written requisition convene an extraordinary general meeting or class meeting. The aforesaid shareholdings are calculated on the date of submission of the written requisition by the shareholders.

(2) If the board of directors fails to give a notice convening a meeting within 30 days of its receipt of the aforesaid written requisition, the requisitioning shareholders may on their own convene a meeting within 4 months of the receipt of such requisition by the board of directors in a manner as nearly as possible to that of a shareholders' general meeting convened by the board of directors.

All reasonable expenses incurred in relation to a meeting convened by the shareholders themselves by reason of the failure of the board of directors to convene a meeting pursuant to the requisition shall be borne by the Company and shall be set off against sums owned by the Company to those directors in default.

Amended to:

The shareholders shall convene an extraordinary general meeting or a class meeting in accordance with the following procedures:

(1) The supervisory committee or two or more shareholders who at the date of the deposit of a requisition together hold 10 per cent. or more (inclusive of 10 per cent.) of the shares carrying voting rights at the proposed meeting may sign a written requisition in one or more counterparts in the same form and content, requiring the board of directors to convene an extraordinary general meeting or a class meeting and stating the matters to be considered at the meeting. The board of directors shall as soon as possible after receipt of the aforesaid written requisition convene an extraordinary general meeting or class meeting. The aforesaid shareholders' shareholdings are calculated on the date of submission of the written requisition by the shareholders.

(2) If the board of directors fails to give a notice convening a meeting within 30 days of its receipt of the aforesaid written requisition, the requisitioning supervisory committee or shareholders may on their own convene a meeting within 4 months of the receipt of such requisition by the board of directors in a manner as nearly as possible to that of a shareholders' general meeting convened by the board of directors.

All reasonable expenses incurred in relation to a meeting convened by the supervisory committee or shareholders themselves by reason of the failure of the board of directors to convene a meeting pursuant to the requisition shall be borne by the Company and shall be set off against sums owned by the Company to those directors in default.

14. Chapter 9 SHAREHOLDERS' GENERAL MEETING

The following content is added:

Article 83

The connected shareholders shall abstain from voting when the shareholders' general meeting considers matters relating to the related party transactions. The number of shares carrying the voting rights represented by those connected shareholders should not be counted towards the total number of shares carrying valid voting right. The public announcement of the resolutions passed at the shareholders' general meeting shall make full disclosure of the voting situation of the non-connected shareholders. If there are special circumstances which prevent the connected shareholders from abstaining the voting, the Company may, upon receipt of the consent of the relevant departments, conduct the voting in accordance with the normal procedures, and make a detailed explanation in the public announcement of the resolutions passed at the shareholders' general meeting.

15. Chapter 11 BOARD OF DIRECTORS

Article 95 (7)

Original content:

(7) to draft proposals for the merger, demerger or dissolution of the Company;

Amended to:

(7) to draft proposals for the major acquisition, shares repurchase of the Company, or merger, demerger or dissolution of the Company;

16. Chapter 11 BOARD OF DIRECTORS

Article 95 (12)

Original content:

(12) to propose the appointment, dismissal, or non-renewal of appointment of a firm of accountants by the Company;

Amended to:

(12) to propose to the shareholders' general meeting the appointment or replacement of the firm of accountants which audits for the Company;

17. Chapter 11 BOARD OF DIRECTORS

Article 95 (13)

Original content:

(13) to decide on the mortgage, rental, contract-out and transfer of the major assets of the Company;

Amended to:

(13) within the scope of authorisation conferred by the shareholders' general meeting, to decide on the risk investment, the mortgage of the major assets and other guarantee, rental, contract-out and transfer;

18. Chapter 11 BOARD OF DIRECTORS

Article 95

The following contents are added:

(15) to manage the matters in respect of the information disclosure of the Company;

(16) to listen to the work report of the manager of the Company, and to check the work of the manager;

19. Chapter 11 BOARD OF DIRECTORS

Article 95 (17)

Original content:

(17) other powers conferred by the shareholders' general meeting and these Articles of Association.

Amended to:

(17) other powers conferred by the shareholders' general meeting, the laws, regulations and these Articles of Association.

20. Chapter 11 BOARD OF DIRECTORS

Article 97

The following contents are added:

(5) to exercise the powers of the legal representative;

(6) In case of emergency such as the happening of force majeure events like grave natural disasters, to exercise special operational power on the business of the Company in accordance with the laws and the interests of the Company, and to report to the board of directors or the shareholders' general meeting thereafter;

21. Chapter 11 BOARD OF DIRECTORS

Article 98

Original content:

Meetings of the board of directors shall be held at least twice every year and shall be convened by the chairman. All directors must be notified 10 days prior to the meetings. When an urgent matter arises, an extraordinary meeting of the board of directors may be convened upon requisition by more than one third of the directors or upon proposal by the general manager.

Amended to:

Meetings of the board of directors shall be held at least twice every year and shall be convened by the chairman. All directors must be notified 10 days prior to the meetings. When an urgent matter arises, an extraordinary meeting of the board of directors may be convened upon requisition by the chairman, more than one third of the directors, the supervisory committee or upon proposal by the general manager.

22. Chapter 11 BOARD OF DIRECTORS

Article 104

The following content is added:

The director who is unable to attend the meeting in person on two consecutive times and does not appoint another director to attend the meeting of the board of directors shall be deemed to have failed in the performance of his duties. The board of directors shall propose to the shareholders' general meeting to replace such director.

23. Chapter 12 INDEPENDENT NON-EXECUTIVE DIRECTORS

Article 116

Original content:

The listed company shall establish the necessary insurance system for liabilities of independent directors, so as to reduce the exposure arising from the performance of duties in the ordinary course of business by the independent directors.

Amended to:

The Company shall establish the necessary insurance system for liabilities of independent directors, so as to reduce the exposure arising from the performance of duties in the ordinary course of business by the independent directors.

24. Chapter 15 SUPERVISORY COMMITTEE

Article 128

Original content:

The members of the supervisory committee shall compose of 6 supervisors. One of the committee members shall be the employees' representative of the Company. The employees' representative's supervisor shall be elected and removed by the employees of the Company through democratic election, the other supervisors shall be elected and removed by the shareholders' general meeting of the Company.

Amended to:

The members of the supervisory committee shall compose of 6 supervisors. Two of the committee members shall be the employees' representatives of the Company. The employees' representatives supervisor shall be elected and removed by the employees of the Company through democratic election, the other supervisors shall be elected and removed by the shareholders' general meeting of the Company.

25. Chapter 16 QUALIFICATIONS AND OBLIGATIONS OF DIRECTORS, SUPERVISORS, MANAGERS AND OTHER SENIOR MANAGEMENT OFFICERS OF THE COMPANY

The following contents are added:

Article 152

Director may tender his/her resignation before the expiration of his/her term of appointment. The resigning director shall submit a written report of resignation to the board of directors.

If the resignation of the director would cause the board of directors fall below its minimum statutory number, the resignation report of the said director shall only take effect after the successive director fills the vacancy caused by such resignation.

The remaining directors shall convene an extraordinary general meeting as soon as possible in order to elect a director to fill the vacancy caused by the resigning director. Before the resolution on the election of director is made at the shareholders' general meeting, the power of the resigning director and the remaining directors shall be restricted reasonably.

26. Chapter 20 MERGER AND DEMERGER OF THE COMPANY

Article 180

The following content is added:

Within 30 days after receipt of the notification or within 90 days from the date of the first public announcement if no notification has been received, the creditors are entitled to demand the Company to settle its debts or provide corresponding guarantee. The Company fails to settle the debts or provide corresponding guarantee shall not merge or demerge.

27. Chapter 21 DISSOLUTION AND LIQUIDATION

Article 193

The following content is added:

Within 30 days after receipt of the notification or within 90 days from the date of the first public announcement if no notification has been received, the creditors are entitled to report its claims to the liquidation committee. When reporting the claim, the creditor shall specify the related matters and provide the material proof thereof. The liquidation committee shall be responsible for the registration of claims of creditors'.

28. Chapter 21 DISSOLUTION AND LIQUIDATION OF THE COMPANY

Article 195

Original content:

After the liquidation committee has examined the assets of the Company and prepared a balance sheet and an inventory of assets, it shall formulate a liquidation proposal and submit it to the shareholders' general meeting or the relevant supervisory authority for confirmation.

Once the Company resolves to be liquidated, no one shall dispose of the assets of the Company without the permission of the liquidation committee. During liquidation, the Company shall not carry out new operational activities. After the Company has paid in priority the costs of liquidation, the liquidation committee shall settle the following in order of priority:

Amended to:

After the liquidation committee has examined the assets of the Company and prepared a balance sheet and an inventory of assets, it shall formulate a liquidation proposal and submit it to the shareholders' general meeting or the relevant supervisory authority for confirmation.

Once the liquidation committee is established, the power of the board of directors and general manager shall cease immediately. During liquidation, the Company shall not carry out new operational activities. After the Company has paid in priority the costs of liquidation, the liquidation committee shall settle the following in order of priority:

29. Chapter 22 PROCEDURES FOR AMENDING THE ARTICLES OF ASSOCIATION OF THE COMPANY

The following content is added:

Article 201

The board of directors shall amend these Articles of Association in accordance with the resolutions on the amendment of these Articles of Association passed at the shareholders' general meeting and the approval opinions of the relevant supervisory authorities.

Article 202

Amendments to these Articles of Association are information required to be disclosed by laws and regulations. Public announcements shall be made in accordance with the regulations.

30. Chapter 24 INTERPRETATION AND DEFINITION OF THESE ARTICLES OF ASSOCIATION

Amended to Chapter 24 APPENDIX

31. Chapter 24 APPENDIX

The following contents are added:

Article 205

The board of directors may, according to the regulations of these Articles of Association, formulate the details of these Articles of Association. The details of these Articles of Association shall not be in contravention of the regulations in these Articles of Association.

Article 206

The "above", "within", "below" stated in these Articles of Association are inclusive of the original stated number; "under", "other than" are exclusive of the original stated number.

Article 209

The board of directors is responsible for the explanation of these Articles of Association.

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROXY FORM OF SHAREHOLDERS FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We(note 1) ______________________________

Address(note 2) ______________________________

being the holders of A Shares/H Shares(note 3), ____________ Shares(note 4) in Tianjin Capital Environmental Protection Company Limited (the "Company"), is/are the shareholder(s) of the Company, and HEREBY APPOINT(note 5) THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING or ______________________________ as my/our proxy(ies) to attend and act for me/us at the extraordinary general meeting of the Company to be held at 4th Floor, Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC") at 9:30 a.m. on 10th October 2002 and to exercise the right of voting at such meeting in respect of the resolutions as hereunder indicated, or if no such indication is given, as my/our proxy(ies) think(s) fit.

	Resolutions	For (note 6)	Against (note 6)
	Ordinary resolutions		
1.	to consider and approve the "Rules Governing the Procedures for Operating the Shareholders' General Meeting" as amended and supplemented;		
2.	to consider and approve the "Rules Governing the Procedures for Operating the Meeting of the Board of Directors" as amended and supplemented;		
3.	to consider and approve the "Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" as amended and supplemented;		
4.	to consider and approve the applications of Li Kaijian and Dou Zhenming for the resignation as supervisors of the Company;		
5.	to nominate a candidate for supervisor as shareholder representatives by the shareholders, and to elect one supervisor;		
6.	to terminate the Building Lease Agreement entered into by the Company and Tianjin Municipal Investment Company Limited on 10th October, 2000; and		
7.	to consider and approve the resolutions on external investment being considered and approved in the 11th Meeting of the Second Board of Directors in respect of the investment of RMB 2 million in Tianjin Northern Human Resources Company Limited and RMB 2 million in Tianjin Baotong Light Mass Materials Company Limited.		
	Special resolution		
	To consider and approve the "Articles of Association of the Company" as amended and supplemented.		

Date: ____________ 2002

Signature(s)(note 7): ____________
Shareholder

Notes:

1. Please insert the full name(s) (shareholder(s) of H Shares please insert the name(s) in Chinese and English) (as shown in the register of members) in block capital(s).
2. Please insert the address(es) in block capitals.
3. Please delete the inapplicable class of shares.
4. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
5. If any proxy other than the chairman of the extraordinary general meeting of the Company, strike out "the Chairman of the extraordinary general meeting" and insert the name and the address of the proxy desired in the space provided. Each shareholder is entitled to appoint one or more proxies to amend and vote at the extraordinary general meeting. The proxy needs not be a member of the Company. Any alteration made to this form of proxy must be signed by the person who signs it.
6. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick either box will entitle your proxy to cast your vote at his discretion.
7. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation or an institution, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such corporation or institution.
8. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be deposited at the Company's office in Tianjin at 45 Guizhou Road, Heping District, Tianjin, the PRC or by fax at 8622-23523100 in not less than 24 hours before the time appointed for the holding of the extraordinary general meeting of the Company.
9. A proxy, on behalf of the shareholder, attending the extraordinary general meeting shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy.
10. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 8; and the other copy shall be produced upon the extraordinary general meeting by the proxy of the shareholder pursuant to Note 9.
11. Completion and delivery of this proxy form will not prelude you from attending and voting at the extraordinary general meeting if you so wish.
12. The resolutions set out in this proxy form are only summary. The full text is set out in the "Notice of the Extraordinary General Meeting".

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(於中華人民共和國註冊成立之股份有限公司)

公司章程修訂案

根據《上市公司章程指引》的要求，對公司章程進行了以下修改：

1. **第一章　總則**　第一條：

原內容：

公司係依據中華人民共和國國家經濟體制改革委員會(簡稱《國家體改委》)於一九九三年五月十五日發佈的《股份有限公司規範意見》及有關法律、法規成立的股份有限公司。於一九九四年三月八日，根據國家體改委一九九三年五月二十四日發佈的《關於到香港上市的公司執行〈股份有限公司規範意見〉的補充規定》及一九九三年六月十日發佈的《到香港上市公司章程必備條款》對章程做了第一次修訂。於一九九五年六月二十二日，依照《中華人民共和國公司法》(簡稱《公司法》)、《國務院關於股份有限公司境外募集股份及上市的特別規定》(簡稱《特別規定》)、《到境外上市公司章程必備條款》(簡稱《必備條款》)和國家有關法律、行政法規第二次修訂本章程。現依照《公司法》、《中華人民共和國證券法》、《特別規定》、《必備條款》、國家有關法律、行政法規以及天津渤海化工集團公司與天津市政投資有限公司於二零零零年十月十日簽署的《股權劃轉協議》和本公司與天津渤海化工集團公司及天津市政投資有限公司於二零零零年十月十日簽署的《資產置換協議》第三次修訂本章程。

修改為：

公司係依據中華人民共和國國家經濟體制改革委員會於一九九三年五月十五日發佈的《股份有限公司規範意見》及有關法律、法規成立的股份有限公司。於一九九四年三月八日，根據國家體改委一九九三年五月二十四日發佈的《關於到香港上市的公司執行〈股份有限公司規範意見〉的補充規定》及一九九三年六月十日發佈的《到香港上市公司章程必備條款》對章程做了第一次修訂。於一九九五年六月二十二日，依照《中華人民共和國公司法》(簡稱《公司法》)、《國務院關於股份有限公司境外募集股份及上市的特別規定》(簡稱《特別規定》)、《到境外上市公司章程必備條款》(簡稱《必備條款》)和國家有關法律、行政法規第二次修訂本章程。於二零零零年十二月二十日依照《公司法》、《中華人民共和國證券法》、《特別規定》、《必備條款》、國家有關法律、行政法規以及天津渤海化工集團公司與天津市政投資有限公司於二零零零年十月十日簽署的《股權劃轉協議》和本公司與天津渤海化工集

團公司及天津市政投資有限公司於二零零零年十月十日簽署的《資產置換協議》第三次修訂本章程。於二零零二年四月十六日，根據中國證券監督管理委員會和國家經濟貿易委員會於二零零二年一月七日發佈的《上市公司治理準則》第四次修訂本章程。現依照中國證券監督管理委員會《關於發佈〈上市公司章程指引〉的通知》、中國證券監督管理委員會和國家經濟貿易委員會《上市公司治理準則》等國家有關法律、法規和規章第五次修訂本章程。

2. **第一章　總則**　第三條：

原內容：

公司住所：　中華人民共和國天津市南開區水公園北路津龍公寓18號。

郵政編碼：　300074

修改為：

公司住所：　中華人民共和國天津市和平區貴州路45號

郵政編碼：　300051

3. **根據《上市公司章程指引》增加第四章股份轉讓。其後章節和條款自動向後順延。**

增加內容為：

第四章　股份轉讓

第二十一條

除法律、行政法規另有規定外，公司股份可以自由轉讓，並不附帶任何留置權。

第二十二條

公司不接受本公司的股份作為質押權的標的。

第二十三條

發起人持有的公司股份，自公司成立之日起三年以內不得轉讓。

第二十四條

董事、監事、經理以及其他高級管理人員應當在其任職期間內，定期向公司申報其所持有的本公司股份；在其任職期間以及離職後六個月內不得轉讓其所持有的本公司的股份。

第二十五條

持有公司百分之五以上有表決權的股份的股東，將其所持有的公司股票在買入之日起六個月以內賣出，或者在賣出之日起六個月以內又買入的，由此獲得的利潤歸公司所有。

本條規定不適用於公司境外上市外資股東。

本條前款規定適用於持有公司百分之五以上有表決權股份的法人股東的董事、監事、經理和其他高級管理人員。

4. **第八章　股東的權利和義務**　增加以下內容：

第五十一條

持有公司百分之五以上有表決權股份的股東，將其持有的股份進行質押的，應當自該事實發生之日起三個工作日內，向公司作出書面報告。

本條規定不適用於公司境外上市外資股東。

5. **第八章**　第五十三條　增加以下內容：

本條所稱「一致行動」是指兩個或者兩個以上的人以協議的方式(不論口頭或書面)達成一致，通過其中任何一人取得對公司的投票權，以達到或者鞏固控制公司的目的的行為。

6. **第九章　股東大會**　第五十九條　增加以下內容：

股東大會提案應當符合下列條件：

(一) 內容與法律、法規和章程的規定不相抵觸，並且屬於公司經營範圍和股東大會職責範圍；

(二) 有明確議題和具體決議事項；

(三) 以書面形式提交或送達董事會。

公司董事會應當以公司和股東的最大利益為行為準則，按照前述規定對股東大會提案進行審查。

董事會決定不將股東大會提案列入會議議程的，應當在該次股東大會上進行解釋和説明，並將提案內容和董事會的説明在股東大會結束後與股東大會決議一併公告。

提出提案的股東對董事會不將其提案列入股東大會會議議程的決定持有異議的，可以按照本章程第七十八條第一款的規定程序要求召集臨時股東大會。

7. **第九章　股東大會**　第六十一條　增加以下內容：

(九) 有權出席股東大會股東的股權登記日；

(十) 股東大會會務常設聯繫人姓名及電話號碼。

8. **第九章　股東大會**　增加第六十九條

股東大會召開的會議通知發出後，除有不可抗力或者其他意外事件等原因，董事會不得變更股東大會的召開時間；因不可抗力確需變更股東大會召開時間的，不應因此而變更股權登記日。

9. **第九章　股東大會**　第七十二條

原內容：

將除非下列人員在舉手表決以前或者以後，要求以投票方式表決，股東大會以舉手方式進行表決：

(i) 會議主席；

(ii) 至少兩名有表決權的股東或者有表決權的股東的代理人；或

(iii) 單獨或者合併計算持有在該會議上有表決權的股份10%以上(含10%)的一個或者若干股東(包括股東代理人)。

除非有人提出以投票方式表決，會議主席根據舉手表決的結果，宣佈提議通過的情況，並將此記載在會議記錄中，作為最終的依據，無須證明該會議通過的決議中支持或者反對的票數或者其比例。

以投票方式表決的要求可以由提出者撤回。

修改為：

股東大會採取記名方式投票表決。

10. **第九章　股東大會**　第七十三條：

原內容：

如果要求以投票方式表決的事項是選舉主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，會議可以繼續進行，討論其他事項，投票結果仍被視為在該會議上所通過的決議。

修改為：

每一審議事項的表決投票，應當至少兩名股東代表和一名監事參加清點，並由清點人代表當場公佈表決結果。

11. **第九章　股東大會**　第七十六條　增加以下內容：

(五) 公司年度報告；

12. **第九章　股東大會**　第七十七條　增加以下內容：

(五) 回購本公司股票；

13. **第九章　股東大會**　第七十八條：

原內容：

股東要求召集臨時股東大會或者類別股東會議，應當按照下列程序辦理：

(一) 合計持有在該擬舉行的會議上有表決權的股份10%以上(含10%)的兩個或者兩個以上的股東，可以簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或者類別股東會議，並闡明會議的議題。董事會在收到前述書面要求後應當儘快召集臨時股東大會或者類別股東會議。前述持股數按股東提出書面要求日計算。

(二) 如果董事會在收到前述書面要求後30日內沒有發出召集會議的通告，提出該要求的股東可以在董事會收到該要求後4個月內自行召集會議。召集的程序應當盡可能與董事會召集股東會議的程序相同。

股東因董事會未應前述要求舉行會議而自行召集並舉行會議的，其所發生的合理費用，應當由公司承擔，並從公司欠付失職董事的款項中扣除。

修改為：

監事會或者股東要求召集臨時股東大會或者類別股東會議，應當按照下列程序辦理：

(一) 監事會或者合計持有在該擬舉行的會議上有表決權的股份10%以上(含10%)的兩個或者兩個以上的股東，可以簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或者類別股東會議，並闡明會議的議題。董事會在收到前述書面要求後應當儘快召集臨時股東大會或者類別股東會議。前述股東持股數按股東提出書面要求日計算。

(二) 如果董事會在收到前述書面要求後30日內沒有發出召集會議的通告，提出該要求的監事會或者股東可以在董事會收到該要求後4個月內自行召集會議。召集的程序應當盡可能與董事會召集股東會議的程序相同。

監事會或者股東因董事會未應前述要求舉行會議而自行召集並舉行會議的，其所發生的合理費用，應當由公司承擔，並從公司欠付失職董事的款項中扣除。

14. **第九章** 股東大會 增加以下內容：

第八十三條

股東大會審議有關關聯交易事項時，關聯股東不應當參與投票表決，其所代表的有表決權的股份數不計入有效表決總數；股東大會決議的公告應當充分披露非關聯股東的表決情況。如有特殊情況關聯股東無法回避時，公司在征得有關部門的同意後，可以按照正常程序進行表決，並在股東大會決議公告中作出詳細說明。

15. **第十一章 董事會** 第九十五條 第(七)：

原內容：

(七) 擬訂公司合併、分立、解散的方案；

修改為：

(七) 擬訂公司重大收購、回購本公司股份或者合併、分立、解散的方案；

16. **第十一章 董事會** 第九十五條 第(十二)：

原內容：

(十二) 提出對公司聘用、解聘或者不再續聘會計師事務所的建議；

修改為：

(十二) 向股東大會提請聘請或更換為公司審計的會計師事務所；

17. **第十一章　董事會**　第九十五條　第(十三)：

原內容：

(十三) 決定公司重要資產的抵押、出租、發包和轉讓；

修改為：

(十三) 在股東大會授權範圍內，決定公司的風險投資、重要資產的抵押及其他擔保、出租、發包和轉讓；

18. **第十一章　董事會**　第九十五條　增加以下內容：

(十五) 管理公司信息披露事宜；

(十六) 聽取公司經理的工作滙報並檢查經理的工作；

19. **第十一章　董事會**　第九十五條　第(十七)：

原內容：

(十七) 股東大會、本章程授予的其他職權。

修改為：

(十七) 股東大會及法律、法規、本章程授予的其他職權。

20. **第十一章　董事會**　第九十七條　增加以下內容：

(五) 行使法定代表人的職權；

(六) 在發生特大自然災害等不可抗力的緊急情況下，對公司事務行使符合法律規定和公司利益的特別處置權，並在事後向公司董事會或股東大會報告；

21. **第十一章　董事會**　第九十八條：

原內容：

第九十八條

董事會每年至少召開二次會議，由董事長召集。於會議召開10日以前通知全體董事。有緊急事項時，經三分之一以上董事或者公司總經理提議，可以召開臨時董事會會議。

修改為：

第九十八條

董事會每年至少召開二次會議，由董事長召集。於會議召開10日以前通知全體董事。有緊急事項時，經董事長、三分之一以上董事、公司監事會或者總經理提議，可以召開臨時董事會會議。

22. **第十一章　董事會**　第一零四條　增加以下內容：

董事連續二次未能親自出席，也不委託其他董事出席董事會會議，視為不能履行職責，董事會應當建議股東大會予以撤換。

23. **第十二章　獨立非執行董事**　第一一六條：

原內容：

上市公司可以建立必要的獨立董事責任保險制度，以降低獨立董事正常履行職責可能引致的風險。

修改為：

公司可以建立必要的獨立董事責任保險制度，以降低獨立董事正常履行職責可能引致的風險。

24. 第十五章　監事會　第一二八條：

原內容：

監事會成員由6名監事組成。其中有1人為公司職工代表。職工代表監事由公司職工民主選舉和罷免，其他監事由公司股東大會選舉及罷免。

修改為：

監事會成員由6名監事組成。其中有2人為公司職工代表。職工代表監事由公司職工民主選舉和罷免，其他監事由公司股東大會選舉及罷免。

25. 第十六章　公司董事、監事、經理和其他高級管理人員的資格和義務　增加以下內容：

第一五二條

董事可以在任期屆滿以前提出辭職。董事辭職應當向董事會提交書面辭職報告。

如因董事的辭職導致公司董事會低於法定最低人數時，該董事的辭職報告應當在下任董事填補因其辭職產生的缺額後方能生效。

餘任董事會應當儘快召集臨時股東大會，選舉董事填補因董事辭職產生的空缺。在股東大會未就董事選舉作出決議以前，該提出辭職的董事以及餘任董事會的職權應當受到合理的限制。

26. 第二十章　公司的合併與分立　第一八零條　增加以下內容：

債權人自接到通知書之日起三十日內，未接到通知書的自第一次公告之日起九十日內，有權要求公司清償債務或者提供相應的擔保。公司不能清償債務或者提供相應擔保的，不進行合併或者分立。

27. **第二十一章　公司解散和清算**　第一九三條　增加以下內容：

債權人應自書面通知送達之日起三十日內，或如未親自收到書面通知的，自公告之日起九十日內，向清算組申報其債權。債權人申報其債權，應當說明債權的有關事項，並提供證明材料。清算組應當對債權進行登記。

28. **第二十一章　公司解散和清算**　第一九五條

原內容：

清算組在清算公司財產、編制資產負債表和財產清單後，應當制定清算方案，並報股東大會或者有關主管機關確認。

公司決定清算後，任何人未經清算組許可不得處分公司財產。清算期間，公司不得展開新的經營活動。公司在優先支付清算費用後，清算組按下列順序進行清償：

修改為：

清算組在清理公司財產、編制資產負債表和財產清單後，應當制定清算方案，並報股東大會或者有關主管機關確認。

清算組成立後，董事會、經理的職權立即停止。清算期間，公司不得展開新的經營活動。公司在優先支付清算費用後，清算組按下列順序進行清償：

29. **第二十二章　公司章程的修訂程序**　增加以下內容：

第二零一條

董事會依照股東大會修改章程的決議和有關主管機關的審批意見修改公司章程

第二零二條

章程修改事項屬於法律、法規要求披露的信息，按規定予以公告。

30. **第二十四章　本章程的解釋和定義　變更為　第二十四章　附則。**

31. **第二十四章　附則**　增加以下內容：

第二零五條

董事會可依照章程的規定，制訂章程細則。章程細則不得與章程的規定相抵觸。

第二零六條

本章程所稱「以上」、「以內」、「以下」，都含本數；「不及」、「以外」不含本數。

第二零九條

章程由公司董事會負責解釋。

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(於中華人民共和國註冊成立之股份有限公司)

臨時股東大會適用之股東代理人委託表格

本人姓名(附註1) ____，

本人地址(附註2) ____，

持有天津創業環保股份有限公司(本公司)A股／H股(附註3)，________________股(附註4)，

為本公司之股東，現委任(附註5)臨時股東大會主席或地址為________________________

____為本人之代理人，

代表本人出席二零零二年十月十日上午九時三十分，在中華人民共和國(中國)天津市和平區貴州路45號天津創業環保股份有限公司四樓會議室舉行的臨時股東大會，並代表本人依照下列指示就臨時股東大會公告所列決議行使表決權，如無作出指示，則本人之代理人可酌情決定贊成或反對。

決議案	贊成(附註6)	反對(附註6)
普通決議案		
1. 審議經修訂、補充的《股東大會議事規則》；		
2. 審議經修訂、補充的《董事會議事規則》；		
3. 審議經修訂、補充的《監事會議事規則》；		
4. 審議李凱建、竇振明兩位監事辭去公司監事的申請；		
5. 股東提名股東代表擔任的監事候選人，並選舉1名監事；		
6. 審議終止公司與天津市政投資有限公司於2000年10月10日簽署的《房屋租賃協議》的議案；及		
7. 審議確認第二屆董事會第十一次會議審議通過的對外投資人民幣200萬元參股天津北方人才港股份有限公司及對外投資人民幣200萬元參股天津寶通輕集料有限公司的議案。		
特別決議案		
審議經修訂、補充的《公司章程》		

日期：二零零二年__________月__________日　　　　簽署(附註7) ____________________

股東

附註：

1. 請用正楷填寫委託人在股東名冊上所登記之全名(H股股東請同時填寫中英文全名)。
2. 請用正楷填寫委託人地址。
3. 請劃去不適用的股票類別。
4. 請填上以閣下的名義登記的本公司股份中與該等代理人委任表格有關之股份數目，如未有填上數目，則本股東代理人委任表格將被視為與以閣下名義登記之所有本公司股份有關。
5. 如欲委派臨時股東大會主席以外之人士為代表，請將「臨時股東大會主席」之字樣刪去，並在空欄內填上閣下擬委派之人士的姓名及地址。股東可委任一位或多位代表出席臨時股東大會並行使表決權，受委派代理人毋須為本公司的股東。本代理人委任表格之每項更改須由簽字人簽字認可，否則視為委託無效。
6. 請註意：閣下如欲投票贊成某項議案，請在[贊成]欄內加上[√]號；如欲投票反對某項議案，則請在[反對]欄內加上[√]號；　閣下如無任何指示，受　閣下委派之代理人可自行酌情表決。
7. 本代理人委任表格必須由閣下或閣下的正式書面授權人簽署。如股票持有人為公司，則代理人委任表格必須加蓋公司印章，由公司簽署的表格必須與其公司之公司章程中所載有關簽署形式的規定相符，或經由公司董事或正式以書面授權之人士簽署。
8. 本代理人委任表格(如該表格由閣下的正式書面授權人簽署，則應連同簽署人經公證核實之授權書或其他有效授權文件最遲須於臨時股東大會開始舉行時間24小時前送達本公司辦公地址，方為有效。本公司的辦公地址為中國天津市和平區貴州路45號(郵政編碼300051)。採取傳真方式送達亦為有效(傳真：8622-23523100)。
9. 股東代理人代股東出席臨時股東大會時須攜帶已填妥及簽署的股東代理人委任表格及股東代理人的身份證明。
10. 本股東代理人委任表格須以一式兩份的形式填寫；其中一份依據附註8送達本公司；另一份則由股東代理人依照附註9於臨時股東大會時出示。
11. 填妥並交回股東代理人委任表格，　閣下仍可出席臨時股東大會並於會上投票。
12. 本股東代理人委任表格中列載於決議案內容僅為概要，其全文載於臨時股東大會通告內。

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE FOR CONVENING THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Tianjin Capital Environmental Protection Company Limited (the "Company") will be held at 9:30 a.m. on 10th October 2002 at the Conference Room on the 4th Floor of the Company at 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC") to transact the following matters:

I. **As ordinary resolutions:**

1. to consider and approve the "Rules Governing the Procedures for Operating the Shareholders' General Meeting" as amended and supplemented;
2. to consider and approve the "Rules Governing the Procedures for Operating the Meeting of the Board of Directors" as amended and supplemented;
3. to consider and approve the "Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" as amended and supplemented;
4. to consider and approve the applications of Li Kaijian and Dou Zhenming for the resignation as supervisors of the Company;
5. to nominate a candidate for supervisor as the shareholder representatives by the shareholder, and to elect one supervisor;
6. to terminate the Building Lease Agreement entered into by the Company and Tianjin Municipal Investment Company Limited on 10th October 2000; and
7. to consider and approve the resolutions on external investment being considered and approved in the 11th meeting of the second board of directors in respect of investment of RMB 2 million in Tianjin Northern Human Resources Company Limited and RMB 2 million in Tianjin Baotong Light Mass Materials Company Limited.

II. **As special resolution:**

To consider and approve the Articles of Association of the Company as amended and supplemented;

By order of the Board
Fu Yana **Ip Pui Sum**
Company Secretaries

Tianjin, the PRC
21st August 2002

Notes:

(1) The register of members of the Company's H shares will be closed from 9th September 2002 to 10th October 2002 (both days inclusive) for the purpose of determining the shareholders' list for the EGM. Shareholders of the Company (the "Shareholders") who are registered in the register of members after the close of trading in the afternoon session on 8th September 2002 are entitled to attend the EGM.

(2) Shareholders who are entitled to attend and vote at the EGM shall appoint one or more persons (whether a shareholder or not) as his proxy to attend and vote on his behalf. If more than one proxy is appointed by a shareholder, such proxies will only be entitled to vote on a poll.

(3) Shareholders appointing a proxy to attend the EGM and vote on his behalf shall be made in writing by the proxy form enclosed herewith. The proxy form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. In order to be valid, the proxy form signed by an attorney shall be submitted with the power of attorney or other documents of authorisation notarially certified to the following office address of the Company not less than 24 hours before the time appointed for the holding of the EGM.

(4) Shareholders or their proxies who intend to attend the EGM shall deliver the completed and signed reply slip for attendance to the secretary's office of the board of directors on or before 20th September 2002 by hand, by post or by facsimile. Please use the enclosed reply slip or its copy for the purpose of confirmation.

(5) Shareholders or their proxies shall present proofs of their identities upon attending the EGM. Attorneys shall also present the power of attorney or other documents of authorisation.

(6) Details of the proposed amendments to the "Rules Governing the Procedures for Operating the Shareholders' General Meeting", "Rules Governing the Procedures for Operating the Meeting of the Board of Directors", "Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" and the Articles of Association of the Company, together with the notice of the EGM, will be despatched to the H shares shareholders in the form of a circular on the date of this announcement.

(7) It is expected that the EGM will last for half a day. Shareholders who attend the EGM shall be responsible for their own travelling and accommodation expenses.

Address of the Company's office: 45 Guizhou Road, Heping District, Tianjin, the PRC
Postal code: 300051
Telephone No.: 86-22-23523036
Facsimile No.: 86-22-23523100

Reply Slip

To: Tianjin Capital Environmental Protection Company Limited

[illegible]

6. Article 18 was added so as to specify the requirements of the announcements of the supervisory committee in respect of its resolutions;
7. The original Article 19 was amended to vary the power in considering and approving "The Rules Governing the Procedures for Operating the Meeting of the Supervisor Committee" from the supervisory committee to the shareholders' general meeting.

Details of the proposed amendments to the "Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee", together with the notice of the EGM, will be despatched to the H shares' Shareholders of the Company in the form of a circular on the date of this announcement.

II. The resignations of Li Kaijian and Dou Zhenming as supervisors of the Company were approved; and

III. Shareholders will be called upon to submit their nomination of candidates for a supervisor as the shareholder representative, to be proposed at the extraordinary general meeting for election.

The above matters shall be submitted to the EGM to be held on 10th October 2002 for discussion and approval and become effective after they are passed in the EGM.

Supervisor Committee
Tianjin Capital Environmental Protection Company Limited

21st August 2002
Tianjin, the PRC

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT FOR THE RESOLUTIONS OF THE 26TH MEETING OF THE SECOND BOARD OF DIRECTORS

The 26th Meeting (the "Meeting") of the second board of directors of Tianjin Capital Environmental Protection Company Limited (the "Company") was held by way of fax on 21st August 2002. There should be 9 directors present and all 9 directors were present. The proceeding for convening the Meeting has complied with the relevant provisions of "The Company Law" and "The Articles of Association of the Company". The Meeting considered and approved the following matters:

I. The "Rectification Report" prepared in accordance with the "Notice for Rectification within a Limited Period" issued by the Tianjin Securities Regulatory Office of China Securities Regulatory Commision was considered and approved, and the directors/secretary to the board of directors were authorized to implement the same within a certain period of time;

II. The Articles of Association of the Company, as supplemented and amended, was considered and approved. The particulars of which were as follows:

1. The address of the Company was changed from No. 18, Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the People's Republic of China to No. 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China

   The postal code was amended to 300051.
2. Chapter IV of "Share Transfer" was added pursuant to the "Guidelines for the Articles of Association of Listed Companies". The subsequent chapters and articles were to be renumbered accordingly.
3. Other articles were amended and supplemented accordingly, so as to comply with the requirements under the "Guidelines for the Articles of Association of Listed Companies".
4. One staff representative was added as a new member to the supervisory committee.

   (For details, please refer to the Circular)

III. "The Rules Governing the Procedures for Operating the Shareholders' General Meeting", as supplemented and amended, were considered and approved. The particulars of which were as follows:

1. Article 2 was amended so as to further specify the limit on the powers of the shareholders' general meeting;
2. The original Article 5 was amended so as to specify the time for notice and reply for shareholders' general meeting;
3. The contents of Articles 37, 38, 39, 40, 41 and 42 were added so as to specify the way of notice, demand, attendance and voting rights of shareholders' general meeting;
4. The contents of Articles 44, 45, and 46 were added so as to specify the requirements and validity of the proxies etc;
5. The contents of Article 56 were added so as to specify the use of accumulated votes in the election of directors;
6. Chapter V of "Special Procedures for the Voting by Class Shareholders" was added, so as to specify the definition, right and procedures for convening the class meeting;
7. Article 91 was added so as to specify the responsibility for the interpretation of "The Rules Governing the Procedures for Operating the Shareholders' General Meeting" shall be assumed by the board of directors.

   (For details, please refer to the Circular)

IV. "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors", as supplemented and amended, were considered and approved. The particulars of which were as follows:

1. Article 5(8) was amended so as to specify the limit on the power of the board of directors in approving

by post or by [illegible]

(5) Shareholders or their proxies shall present proofs of their identities upon attending the EGM. Attorneys shall also present the power of attorney or other documents of authorisation.

(6) Details of the proposed amendments to the "Rules Governing the Procedures for Operating the Shareholders' General Meeting", "Rules Governing the Procedures for Operating the Meeting of the Board of Directors", "Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" and the Articles of Association of the Company, together with the notice of the EGM, will be despatched to the H shares shareholders in the form of a circular on the date of this announcement.

(7) It is expected that the EGM will last for half a day. Shareholders who attend the EGM shall be responsible for their own travelling and accommodation expenses.

Address of the Company's office: 45 Guizhou Road, Heping District, Tianjin, the PRC
Postal code: 300051
Telephone No.: 86-22-23523036
Facsimile No.: 86-22-23523100

Reply Slip

To: Tianjin Capital Environmental Protection Company Limited

I/We intend to attend (in person or by proxy) the EGM of the Company to be held at 4/F., Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC") at 9:30 a.m. on 10th October, 2002.

Signature(s): ______________________

Date: ______________________ 2002

Name	
Shareholding (A/H Share*)	
Identity Card/Passport No.*	
Shareholder code	
Correspondence address	
Telephone No.	

Notes:

1. Please insert full name(s) and address(es) in English and Chinese in block capital(s). (Holders of A Shares shall only insert name(s) in Chinese).
2. Please enclose copy(ies) of Identity Card/Passport and evidence to shareholding together with the reply slip.
3. * Please delete where it is inappropriate.
4. This completed and signed reply slip shall be delivered to the office address of the Company at 45 Guizhou Road, Heping District, Tianjin, the PRC on or before 20th September, 2002 by hand, by post or by fax.
   Postal code: 300051
   Telephone No.: 8622-23523036
   Facsimile No.: 8622-23523100

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT ON THE RESOLUTIONS OF THE 20TH MEETING OF THE SECOND SUPERVISORY COMMITTEE

The 20th Meeting (the "Meeting") of the second supervisory committee of Tianjin Capital Environmental Protection Company Limited (hereinafter referred to as the "Company") was held at the Conference Room on the 3rd Floor of the Company on 21st August 2002. There should be 6 supervisors present and all 6 supervisors were present. The proceeding for convening this Meeting has complied with the relevant provisions of "The Company Law" and "The Articles of Association of the Company". The Meeting considered and approved the following matters:

I. "The Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee as supplemented and amended were considered and approved:

The particulars of which were as follows:

1. Article 1 was amended, and the sentence "the relevant requirements under the relevant laws, regulations and regulatory documents such as "The Code of Corporate Governance for Listed Companies" issued by the China Securities Regulatory Commission and the State Economic and Trading Commission was added as the basis for the preparation of these rules;
2. Article 2 was added so as to specify the object and responsibility of the supervisory committee;
3. The contents of the original Article 2 was expanded to specify the structure and professional knowledge requirements for its members;
4. Article 7 was added so as to further specify the powers of the supervisory committee;
5. The contents of Article 9 was expanded to the effect that supervisors who have been absent from attending the supervisory committee meetings twice consecutively shall be deemed as failure to perform its duties, and shall be removed by the shareholders' general meeting or the staff representative general meeting;

general meeting;

3. The contents of Articles 37, 38, 39, 40, 41 and 42 were added so as to specify the way of notice, demand, attendance and voting rights of shareholders' general meeting;
4. The contents of Articles 44, 45, and 46 were added so as to specify the requirements and validity of the proxies etc;
5. The contents of Article 56 were added so as to specify the use of accumulated votes in the election of directors;
6. Chapter V of "Special Procedures for the Voting by Class Shareholders" was added, so as to specify the definition, right and procedures for convening the class meeting;
7. Article 91 was added so as to specify the responsibility for the interpretation of "The Rules Governing the Procedures for Operating the Shareholders' General Meeting" shall be assumed by the board of directors.

(For details, please refer to the Circular)

IV. "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors", as supplemented and amended, were considered and approved. The particulars of which were as follows:

1. Article 5(8) was amended so as to specify the limit on the power of the board of directors in approving external investments;
2. Article (9), (10), (11), (12) and (13) were added to the original Article 5 so as to specify the limit on the power of the board of directors in the approval of connected transactions, acquisitions or disposal of assets, loans and guarantee for external parties, and to expand on the details so as to specify the authorization granted to the general manager for the aforesaid matters;
3. Article 10 was added so as to confirm the procedures for convening extraordinary general meeting for the board of directors;
4. Article 21 was amended so as to vary the voting methods at the board of directors from by way of showing hands to by way of registered poll.
5. Article 22 was added, the particulars of which was as follows: "In considering resolutions on connected transactions and significant investment projects, independent directors shall state their opinions, and to submit such opinions to the Company in writing after the meeting. The board of directors shall not resolve on the resolutions on connected transactions and significant investment projects in the absence of independent directors.";
6. Original Article 33 was amended so as to vary the limit of power for approving in "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors" from the "board of directors" to be "shareholders' general meeting".

(For details, please refer to the Circular)

V. "The Working Rules for the General Manager of the Company" as supplemented and amended were considered and approved. The particulars of which were as follows:

The particulars under "Limit on the power of General Manager of the Company" in Chapter III was amended as follows:

Article 4 Pursuant to "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors", the general manager shall make decisions on the risk investments, pledging of assets and other matters of guarantees within the scope as authorised by the board of directors.

Article 5 The general manager shall have the power to approve the purchase of fixed assets, low value consumables, decoration of buildings, office equipment and gifts of not exceeding RMB200,000 (including RMB200,000).

VI. "The Internal Control System for the Provision of Asset Impairments" was considered and approved. The particulars of which was as follows:

To set out the standards, conditions and methods for the provision of asset impairments in details.

VII. The termination of the "Building Lease Agreement" entered into between the Company and Tianjin Municipal Investment Company Limited on 10th October 2000 was considered and approved. It was also agreed to adjust the annual rental in the "Building Lease Agreement" entered into between the Company and Tianjin Municipal Investment Company Limited on 7th April 2002 from RMB600,000 to RMB1,050,000.

VIII. To propose to the extraordinary general meeting of the Company to consider and approve the resolutions on external investment being considered and approved in the 11th meeting of the second board of directors in respect of the investment of RMB 2 million in Tianjin Northern Human Resources Company Limited and RMB 2 million in Tianjin Baotong Light Mass Materials Company Limited.

IX. The resolution for convening the extraordinary general meeting of the Company was considered and approved.

(For details, please refer to the Circular)

Items II, III, IV and VII above concerning the termination of the "Building Lease Agreement" entered into by the Company and Tianjin Municipal Investment Company Limited on 10th October 2000 will be submitted to the extraordinary general meeting of the Company to be held on 10th October 2002 for the purpose of discussion and approval.

Details of the proposed amendments to the "Rules Governing the Procedures for Operating the Shareholders' General Meeting", "Rules Governing the Procedures for Operating the Meeting of the Board of Directiors", "Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" and the Articles of Association of the Company, together with the notice of the extraordinary general meeting, will be despatched to the H Shares Shareholders in the form of a circular (the "Circular") on the date of this announcement.

The Board of Directors
Tianjin Capital Environmental Protection Company Limited

21st August 2002
Tianjin, the PRC

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RECTIFICATION REPORT

Summary

This announcement is made pursuant to the requirements under paragraph 2(2) of the Listing Agreement which requires *simultaneous disclosure of information appeared in the People's Republic of China (the "PRC") and Hong Kong.* It is the requirement of the "Inspection Measures of Listed Companies" issued by the China Securities Regulatory Commission to publish this rectification report in the PRC. Tianjin Securities Regulatory Office of the China Securities Regulatory Commission (the "TSRO") has conducted an inspection on Tianjin Capital Environmental Protection Company Limited (the "Company"), which was being selected on a random basis, pursuant to the requirements of the "Inspection Measures of Listed Companies" during the period between 28th June and 8th July, 2002 and issued a "Notice for Rectification within a Limited Period" on 22nd July, 2002.

The following issues were identified and are required to be rectified by the Company pursuant to the requirements in "Notice for Rectification within a Limited Period", (i) Madam Ma Bai Yu has been assuming both the positions as the chairman and the general manager of the Company, as well as the vice-chairman of the Company's controlling shareholder; (ii) The Articles of Association of the Company has not yet been amended in accordance with the "Guidelines for Articles of Association of Listed Companies"; (iii) state areas for improvement in the operations of the Three Committees (as defined below); (iv) information disclosure in relation to the depreciation method; (v) the financial system was not adequately developed and the internal control system was not fully in place; and (vi) the operating revenue for the year 2001 as stated in the Company's ledger was different from that stated in the 2001 annual report.

The Company has proposed certain rectification measures to address the issues identified by TSRO. Pursuant to the "Inspection Measures of Listed Companies", the Company has not yet been penalised by TSRO. Based on the discussion between the Company and TSRO, TSRO will carry out a subsequent inspection to the rectification measures and the Company expects no material penalty will be imposed by TSRO subsequent to the rectification. Further announcement, if necessary, will be made accordingly. The Company considers that the Proposed Rectification Measures will not have material impact to the Company and its subsidiaries (collectively referred to as the "Group").

This announcement is made pursuant to the requirements under paragraph 2(2) of the *Listing Agreement* which requires simultaneous disclosure of information appeared in the PRC and Hong Kong. It is the requirement of the "Inspection Measures of Listed Companies" (Zheng Jian Fa [2001] No. 46) issued by the China Securities Regulatory Commission to publish this rectification report in the PRC. TSRO has conducted an inspection on the Company, which was being selected on a random basis, pursuant to the requirements of the "Inspection Measures of Listed Companies" during the period between 28th June and 8th July 2002, and issued a "Notice for Rectification within a Limited Period" (Jin Zheng Shang Shi Zhi [2002] No. 8) on 22nd July, 2002.

I. The following issues were identified and are required to be rectified by the Company pursuant to the requirements in "Notice for Rectification within a Limited Period":

(1) Madam Ma Bai Yu has been assuming both the positions as the chairman and the general manager of *the Company, as well as the vice-chairman of the Company's controlling shareholder.*

(2) "The Articles of Association of the Company" (the "Articles of Association") has not yet been amended in accordance with the "Guidelines for Articles of Association of Listed Companies". The proposed amendments are mainly in relation to (i) legal address of the Company (ii) share transfer (iii) rights and obligations of the shareholders of the Company, (iv) rules governing the procedures for operating the shareholders' general meeting, board of directors and the supervisory committee, (v) insurance system for liabilities of independent non-executive directors; (vi) qualifications and *obligations of directors, supervisors, managers and other senior management officers of the Company;* (vii) merger and demerger of the Company; (viii) dissolution and liquidition of the Company; (ix) procedures for amending the articles of association of the Company; and (x) interpretation and definition of the articles of association of the Company.

(3) Areas for improvement in the operations of the board of directors (the "Board"), supervisory committee and the management committee (collectively referred to as the "Three Committees"):

i. Issues relating to the operations of the Board: (1) Some of the notices of the Board have not indicated the business to be discussed as required; (2) Without the approval from the shareholders' general meeting to the Board concerning the limit of authorization for external investments, the 11th meeting of the second Board considered and approved the resolution to invest RMB2 million in Tianjin Northern Human Resources Company Limited (天津北方人才港股份有限公司) and RMB2 million in Tianjin Baotong Light Mass Materials Company Limited (天津寶通輕集料有限公司). These two external investments were not submitted for approval at the shareholders' general meeting, which the Board acted without authority; (3) Minutes of the Board' meetings were too simplified, and unable to reflect the view and

(ii) *The number of staff representatives in the supervisory committee would be increased pursuant* to "The Guidelines for the Articles of Association of Listed Companies". Education to the supervisors regarding their fiduciary duties would be strengthened and promoted so as to fully exert the functions of supervisors. Individual supervisor who has been absent from the supervisory committee meetings twice consecutively shall be removed by the shareholders' general meetings. "The Rules Governing the Procedures for Operating the Shareholders' General Meeting", "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors", "The Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" were amended pursuant to the requirements under the laws and regulations such as "The Company Law", "The Securities Law", "The Opinions on the Standardisation of Shareholders' General Meetings of Listed Companies" (Zheng Jian Gong *Si Zi [2000] No. 53), "Code of Corporate Governance for Listed Companies", "Share Listing* Rules of Shanghai Stock Exchange" and the Articles of Association. "The Rules Governing the Procedures for Operating the Shareholders' General Meeting" and "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors" will be submitted to the shareholders' general meeting for review after having been discussed and approved at the Board. "The Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" will be submitted to the shareholders' general meeting after discussed and *approved at the supervisory committee meeting.* The Company shall further standardise its operations for the purpose of enhancing its corporate governance as a whole.

(iii) The secretary to the Board shall participate in the most recent qualification training organized by the Shanghai Stock Exchange.

(iv) Notices and records of the meetings of ownership of the Board as well as minutes of the meetings of the management committee shall be operated, recorded and kept in strict compliance with the Articles of Association, "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors" and "The Working Rules of the General Manager" etc.

(4) In relation to the issue of the actual depreciation method adopted for the land use rights of the road and toll station operation that was not the same as the depreciation method disclosed in the 2001 Annual Report, the Company has calculated the depreciation of land use rights strictly in accordance with the disclosed

i. Issues relating to the operations of the Board: (1) Some of the notices of the Board have not indicated the business to be discussed as required; (2) Without the approval from the shareholders' general meeting to the Board concerning the limit of authorization for external investments, the 11th meeting of the second Board considered and approved the resolution to invest RMB2 million in Tianjin Northern Human Resources Company Limited (天津北方人才港股份有限公司) and RMB2 million in Tianjin Baotong Light Mass Materials Company Limited (天津寶通輕集料有限公司). These two external investments were not submitted for approval at the shareholders' general meeting, which the Board acted without authority; (3) Minutes of the Board' meetings were too simplified, and unable to reflect the view and attitude of each of the directors and the whole process of the meeting; (4) The secretary to the Board did not sign the minutes of the meeting of the Board pursuant to "The Code of Corporate Governance for Listed Companies"; (5) "Rules Governing the Procedures for Operating the Meeting of the Board of Directors" were not prepared in accordance with the requirements under "The Guidelines for the Articles of Association of Listed Companies", the Articles of Association and "The Share Listing Rules of Shanghai Stock Exchange".

ii. Issues in relation to the operations of the supervisory committee: (1) The number of supervisors from staff representatives did not comply with the requirement that "the number of supervisors from the staff representatives should not be less than one third of the number of supervisors" as stipulated in "The Guidelines for the Articles of Association of Listed Companies"; (2) Not all members of the supervisory committee attended the meetings of the Board convened, which did not comply with the relevant requirements under "The Guidelines for the Articles of Association of Listed Companies"; (3) Certain supervisors were absent from the meetings of the supervisory committee *twice consecutively*; (4) "*Rules Governing the* Procedures for Operating the Meeting of the Supervisory Committee" were not prepared in accordance with the requirements under "The Guidelines for the Articles of Association for Listed Companies", the Articles of Association and "The Share Listing Rules of Shanghai Stock Exchange".

iii. The secretary to the Board has not yet participated in the qualification training organized by the Shanghai Stock Exchange.

iv. Related documents and records *of the meetings of the management committee were not* properly kept, which was not in compliance with the requirements under "The Guidelines for the Articles of Association of Listed Companies" and "The Working Rules for the General Manager of the Company".

(4) As disclosed in the 2001 Annual Report of the Company, depreciation of the roads and amortisation of the land use rights of toll station operations were accounted for on the basis of traffic flow method under the PRC GAAP and the HK GAAP. However, the aforesaid depreciation were actually calculated *on a straight-line basis. The actual depreciation method adopted* was not the same as the disclosed depreciation method. The differences in depreciation charged for the year ended 31st December, 2001 and accumulated depreciation at 31st December, 2001 calculated in these two methods were both amounted to about RMB1.4 million.

(5) The financial system was not adequately developed, and the internal control system was not fully in place:

1. Provisions for asset impairments and internal control system for handling of damages have not *been established.*

2. Control system and management measures have not been developed for external investment.

(6) Audit adjustments under the PRC GAAP and the Hong Kong GAAP have not been timely taken up in the Company's ledgers. The audit adjustments required for year 2001 operating revenue amounted to a total of RMB15,755,700 but only RMB8,940,100 relating to the sewage water processing revenue have been taken up in the ledgers in February 2002. The remaining audit adjustments on the operating revenue have not yet been taken up.

II. Pursuant to the requirements in "Notice for Rectification within a Limited Period" issued by TSRO, the Company proposed the rectification measures (the "Proposed Rectification Measures") as follows:

(1) In relation to Madam Ma Bai Yu assuming both the positions of the chairman and general manager of the Company, as well as the vice-chairman of the controlling shareholder, the Company shall use its best endeavours to rectify the situation in accordance with "The Code of Corporate Governance for Listed Companies".

(2) The Articles of Association will be supplemented and amended pursuant to the requirements under "The Guidelines for the Articles of Association for Listed Companies", and will be submitted to the extraordinary general meeting to be held on 10th October, 2002 for consideration and approval after having been discussed and approved at the meeting of the Board.

(3) In relation to the areas for improvement in the operations of the Three Committees, the Company proposed the rectification measures as follows:

(i) To propose to the extraordinary general meeting of the Company to consider and approve the *resolutions on external investment being* considered and approved in the 11th meeting of the second Board in respect of the investment of RMB 2 million in Tianjin Northern Human Resources Company Limited and RMB 2 million in Tianjin Baotong Light Mass Materials Company Limited. The Company will conduct external investment activities in future that are strictly complied with the procedures on the related requirements under "The Code of Corporate Governance for Listed Companies", the Articles of Association and "The Rules Governing the Procedures for Operating the Shareholders' General Meeting", "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors". The Company *confirms*, based on the PRC legal opinion, that the legality of the ownership of the above investments will not be affected after the rectification measure for the above investments passed at the EGM. Should the investments were not approved by the shareholders in the EGM, the Company will use its best endeavour to take remedial action to recover the investment costs.

meetings of the management committee shall be operated, recorded and kept in strict compliance with the Articles of Association, "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors" and "The Working Rules of the General Manager" etc.

(4) In relation to the issue of the actual depreciation method adopted for the land use rights of the road and toll station operation that was not the same as the depreciation method *disclosed* in the *2001 Annual Report, the* Company has calculated the depreciation of land use rights strictly in accordance with the disclosed depreciation method in accordance with the PRC GAAP and the Hong Kong GAAP in the year 2002 interim results of the Company. The Company will use its best endeavours to improve the quality of disclosed information through in-depth review of the laws, *regulations and regulatory systems as stipulated in* "The Company Law", "The Securities Law", "The Provisional Regulations for the Issue of Shares and Administration of Transactions", and "The Rules Governing the Listing of Shares".

(5) The Company shall further establish and enhance the Company's financial system and internal control system by strict compliance with the requirements stipulated in "The Accounting Law of the People's Republic of China", "Financial Principles", "Enterprise Accounting System", and "The Standardisation of Basic Accounting". Internal control systems for the provision of various asset impairments and handling of damages as well as the control system and management method for external investment operations will be established, and "Scheme for the Internal Control System" will be prepared and submitted to the Board for review.

(6) The *remaining RMB6,815,600 out of the audit adjustments* of RMB15,755,700 required for the year 2001 operating revenue have been taken up in the Company's ledgers in July 2002.

III. Completion date of the rectification:

(1) In relation to Madam Ma Bai Yu assuming both the positions as the chairman and the general manager of the Company, as well as the vice-chairman of the controlling shareholder, it will be resolved before 31st December 2002.

(2) The Articles of Association, "The Rules Governing the Procedures for Operating the Shareholders' General Meeting", and "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors", as supplemented and amended, and having been discussed and approved in the meeting of the Board, will be submitted to the latest shareholders' general/extraordinary general meeting to be held on 10th October, 2002 for consideration and approval, and will seek the shareholders' general meeting to confirm/ratify the decisions and implementations by the Board and the general manager *pursuant thereto. A circular, which contains detailed information*, will be *despatched* to the H shares shareholders of the Company on 22nd August, 2002.

(3) "The Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" as supplemented and amended, and having been discussed and approved in the meeting of the supervisory committee, will be submitted to the latest extraordinary general meeting to be held on 10th October, 2002 for review, and will seek the shareholders' general meeting to confirm/ratify the decisions and implementations by the supervisory committee pursuant thereto. A circular, which contains detailed information, will be despatched to the H shares' shareholders of the Company on 22nd August, 2002.

(4) "The Working Rules for the General Manager of the Company" will be amended. An internal control system for the provision of various asset impairments and handling of damages, as well as the control system and management method for external investment operations, will be established and improved. "Scheme for the Internal Control System" will be prepared and submitted to the Board for review.

(5) Individual supervisor who has been absent from supervisory committee meetings twice consecutively shall be removed by the latest extraordinary general meeting. New supervisors shall be elected from the staff representatives in the latest staff representative general meeting in order to increase the number of staff representatives in the supervisory committee, so as to fulfill the requirement that "the number of supervisors from the staff representatives should not be less than one third of the number of supervisors" under "The Guidelines for the Articles of Association of Listed Companies".

Pursuant to the "Inspection Measures of Listing Companies", the Company has not yet been penalised by TSRO. Based on the discussion between the Company and TSRO, TSRO will carry out a subsequent inspection on the rectification measures and the Company expects that no material penalty will be imposed by TSRO subsequent to the rectification. Further announcement, if necessary, will be made accordingly. The Company considers that the Proposed Rectification Measures will not have material impact to the Group.

The directors of the Company are reviewing the matters referred to in the rectification report with The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") for compliance with the Rules Governing the Listing of *Securities on the Hong Kong Stock Exchange and the relevant* PRC laws and regulations, and further announcements, if necessary, will be made accordingly.

The Hong Kong Stock Exchange has indicated that it reserves the right to take appropriate action against the Company and/or its directors should there be any breach of the Hong Kong Listing Rules or directors' declaration and undertaking.

By order of the Board
Fu Yana **Ip Pui Sum**
Company Secretaries

Tianjin, the PRC
21st August 2002

Legal Aid No. LU/WU/401/2002 PL/CLP (INS)

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE COMPANIES (WINDING-UP) NO. CW 915 OF 2002

IN THE MATTER of the Companies Ordinance, Chapter 32
and
IN THE MATTER of Colia Trading Limited

NOTICE is hereby given that a petition for the winding-up of the abovenamed company by the High Court of Hong Kong was, on the 14th day of August, 2002, presented to the said Court by Fok Fung Ying of 6/F., 135 Yu Chau Street, Shamshuipo, Kowloon, AND that the said petition is directed to be heard before the Court at 10:00 a.m. on the 6th day of November, 2002; and any creditor or contributory of the said company desirous to support or oppose the making of an Order on the said petition may appear at the time of hearing by himself or his Counsel for that purpose; and a copy of the petition will be furnished to any creditor or contributory of the said company requiring the same by the undersigned on payment of the regulated charge for the same.

TAM LEE PO LIN, NINA
for Director of Legal Aid
34th Floor, Hopewell Centre,
183 Queen's Road East, Wanchai,
Hong Kong.

Note : Any person who intends to appear on the hearing of the said petition must serve on or send by post to the abovenamed, notice in writing of his intention to do so. The notice must state the name and address of the person, or if a firm, the name and address of the firm, and must be signed by the person or firm or his or their solicitor (if any), and must be served, or if posted, must be sent by post in sufficient time to reach the abovenamed not later than six

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement of the Resolutions passed at the Extraordinary General Meeting of the Company

Summary

The 2002 extraordinary general meeting ("EGM") of Tianjin Capital Environmental Protection Company Limited (the "Company") was held at 9:30 a.m. on 10th October, 2002 at the Conference Room on the 4th Floor of the Company at 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China.

All the resolutions stated in the notice for convening the EGM dated 21st August, 2002 were passed at the EGM.

The 2002 extraordinary general meeting ("EGM") of Tianjin Capital Environmental Protection Company Limited (the "Company") was held at 9:30 a.m. on 10th October, 2002 at the Conference Room on the 4th Floor of the Company at 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC"). The EGM was attended by members of the Company in persons or by proxies holding approximately 858.71 million shares, representing approximately 64.56% of the Company's share capital. The procedures for convening the EGM are in compliance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The EGM was chaired by Ms. Ma Bai Yu, the chairman of the Company. The directors, some supervisors and senior management officers of the Company attended the EGM, whilst the solicitor and attesting officer of the Company were present in the EGM.

Since the ordinary resolution considered and passed in respect of the termination of the Building Lease Agreement entered into by the Company and the controlling shareholder of the Company, Tianjin Municipal Investment Company Limited, constitutes a connected transaction, the related shareholders and connected persons were abstained from voting at the EGM.

Ordinary resolutions passed at the EGM were as follows:-

1. To consider and approve the "Rules Governing the Procedures for Operating the Shareholders' General Meeting" as amended and supplemented.

   856.81 million shares vote in favour, constitute 99.78% of total voting shares of attending shareholders or proxies; 0 share votes against, constitute 0% of total voting shares of attending shareholders or proxies; 1.90 million shares vote abstaining, constitute 0.22% of total voting shares of attending shareholders or proxies.

2. To consider and approve the "Rules Governing the Procedures for Operating the Meeting of the Board of Directors" as amended and supplemented.

   856.81 million shares vote in favour, constitute 99.78% of total voting shares of attending shareholders or proxies; 0 share votes against, constitute 0% of total voting shares of attending shareholders or proxies; 1.90 million shares vote abstaining, constitute 0.22% of total voting shares of attending shareholders or proxies.

3. To consider and approve the "Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" as amended and supplemented.

notice must state the name and address of the person, or if a firm, the name and address of the firm, and must be signed by the person or firm or his or their solicitor (if any), and must be served, or if posted, must be sent by post in sufficient time to reach the abovenamed not later than six o'clock in the afternoon of the 5th day of November, 2002.

30621

Legal Aid No. LU/WU/00899/2001

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE COMPANIES (WINDING-UP) NO. CW 846 OF 2002

IN THE MATTER of the Companies Ordinance, Chapter 32

and

IN THE MATTER of Hong Kong Teakwood Works Limited

NOTICE is hereby given that a petition for the winding-up of the abovenamed company by the High Court of Hong Kong, was on the 1st day of August, 2002, presented to the said Court by Kwok Tak Fai of Room 1634, Sheung Sam House, Lung Hang Estate, Shatin, New Territories, AND that the said petition is directed to be heard before the Court at 09:30am on the 30th day of October 2002; and any creditor or contributory of the said company desirous to support or oppose the making of an Order on the said petition may appear at the time of hearing by himself or his Counsel for that purpose; and a copy of the petition will be furnished to any creditor or contributory of the said company requiring the same by the undersigned on payment of the regulated charge for the same.

TAM LEE PO LIN, NINA
for Director of Legal Aid
34th Floor, Hopewell Centre,
183 Queen's Road East, Wanchai,
Hong Kong.

Note : Any person who intends to appear on the hearing of the said petition must serve on or send by post to the abovenamed, notice in writing of his intention to do so. The notice must state the name and address of the person, or if a firm, the name and address of the firm, and must be signed by the person or firm or his or their solicitor (if any), and must be served, or if posted, must be sent by post in sufficient time to reach the abovenamed not later than six o'clock in the afternoon of the 29th day of October, 2002.

34738

856.81 million shares vote in favour, constitute 99.78% of total voting shares of attending shareholders or proxies; 0 share votes against, constitute 0% of total voting shares of attending shareholders or proxies; 1.90 million shares vote abstaining, constitute 0.22% of total voting shares of attending shareholders or proxies.

3. To consider and approve the "Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee" as amended and supplemented.

856.81 million shares vote in favour, constitute 99.78% of total voting shares of attending shareholders or proxies; 0 share votes against, constitute 0% of total voting shares of attending shareholders or proxies; 1.90 million shares vote abstaining, constitute 0.22% of total voting shares of attending shareholders or proxies.

4. To consider and approve the applications of Mr. Li Kaijan and Mr. Dou Zhenming for the resignations as supervisors of the Company.

Mr. Li Kaijan:

856.81 million shares vote in favour, constitute 99.78% of total voting shares of attending shareholders or proxies; 0 share votes against, constitute 0% of total voting shares of attending shareholders or proxies; 1.90 million shares vote abstaining, constitute 0.22% of total voting shares of attending shareholders or proxies.

Mr. Dou Zhenming:

856.81 million shares vote in favour, constitute 99.78% of total voting shares of attending shareholders or proxies; 0 share votes against, constitute 0% of total voting shares of attending shareholders or proxies; 1.90 million shares vote abstaining, constitute 0.22% of total voting shares of attending shareholders or proxies.

5. To consider and approve the nomination of Mr. Wang Zhan Ying (王占英先生) as the candidate for supervisor by Tianjin Municipal Investment Company Limited.

856.81 million shares vote in favour, constitute 99.78% of total voting shares of attending shareholders or proxies; 0 share votes against, constitute 0% of total voting shares of attending shareholders or proxies; 1.90 million shares vote abstaining, constitute 0.22% of total voting shares of attending shareholders or proxies.

Profile of Mr. Wang Zhan Ying: Mr. Wang Zhan Ying, aged 47, is a senior accountant, the deputy chief accountant and the head of the finance department of Tianjin Municipal Corporation (天津市市政總公司). He was a graduated research student in Business Administration from the School of Economics of Nankai University in 2000. After graduation, he had been the accountant at the finance division of Tianjin No. 4 Municipal Engineering Company (天津市第四市政工程公司), the accountant of the command division for project to divert water from Luan River to Tianjin (天津市引灤入津指揮部), the accountant and head of finance department of Tianjin Municipal Corporation (天津市市政總公司) as well as the chief accountant of Tianjin Highway Construction and Development Company (天津市公路建設發展公司).

6. To terminate the Building Lease Agreement entered into by the Company and Tianjin Municipal Investment Company Limited on 10th October, 2000.

17.79 million shares vote in favour, constitute 90.35% of total voting shares of attending shareholders or proxies; 0 share votes against, constitute 0% of total voting shares of attending shareholders or proxies; 1.90 million shares vote abstaining, constitute 9.65% of total voting shares of attending shareholders or proxies.

7. To consider and approve the resolutions on external investment being considered and approved in the 11th meeting of the Second Board of Directors in respect of investment of RMB 2 million in Tianjin Northern Human Resources Company Limited and RMB 2 million in Tianjin Baotong Light Mass Materials Company Limited.

856.81 million shares vote in favour, constitute 99.78% of total voting shares of attending shareholders or proxies; 0 share votes against, constitute 0% of total voting shares of attending shareholders or proxies; 1.90 million shares vote abstaining, constitute 0.22% of total voting shares of attending shareholders or proxies.

Special Resolution passed at the EGM was as follows:-

To consider and approve the Articles of Association of the Company as amended and supplemented.

856.81 million shares vote in favour, constitute 99.78% of total voting shares of attending shareholders or proxies; 0 share votes against, constitute 0% of total voting shares of attending shareholders or proxies; 1.90 million shares vote abstaining, constitute 0.22% of total voting shares of attending shareholders or proxies.

This EGM was witnessed by Beijing Jun He Law Offices, which had issued a legal opinion in respect of the procedures for convening the EGM and confirmed that it is in compliance with the requirements of the Company Law of the PRC and the Articles of Association of the Company.

This EGM was witnessed by the attesting officer from Tianjin Attesting Office, who issued an attesting certificate for the EGM.

By order of the Board
Ma Buiyu
Chairman

Tianjin, the PRC,
10th October, 2002

The Standard **Thursday, October 17, 2002**

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT
APPOINTMENT OF SUPERVISOR

In compliance with the relevant provisions of the Articles of Association and the Rules Governing the Procedures for Operating the Meeting of the Supervisory Committee of Tianjin Capital Environmental Protection Company Limited (the "Company"), it is required to elect one additional supervisor (the "Supervisor") who is the Company's employees' representative in the supervisory committee of the Company.

In accordance with the resolution passed in the employees' representative's meeting, Mr. Wang Hui (王暉先生) was elected as the Supervisor representing the Company's employees for a term of 3 years commencing from 16th October, 2002.

Mr. Wang Hui, aged 34, a senior engineer, is the deputy manager of the operational management department of the Company, who is responsible for the operational management and the management work of the major repair projects for the sewage treatment plants. He graduated from the Architecture College of the Tianjin University in 1991, with a major in water supplying and draining of the department of thermal energy and environmental engineering (熱能與環境工程系給排水專業), and graduated from the post-graduate class of the environmental engineering department of Tong Ji University in 2001. From his graduation in 1991 to December 1999, Mr. Wang worked in Dongjiao sewage treatment plant in Tianjin. He took part in the supervision and the management on construction work of Dongjiao sewage treatment plant and the commissioning, trial and operation of the mud area. He was the deputy head of the production and operation department of Dongjiao sewage treatment plant. Mr. Wang was the officer of the Combined Office of the Development and Construction Company of Tianjin Sewerage Corporation from January 2000 to March 2001. He joined the Company in March 2001.

Supervisory Committee
Tianjin Capital Environmental Protection Company Limited

Tianjin, the PRC
16th October, 2002

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

THIRD QUARTERLY REPORT 2002

IMPORTANT NOTICE:

The Directors of the Company confirm that the information in this report does not contain any false information, misleading statements or material omissions, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the content. This quarterly report has been prepared in compliance with the information disclosure of the quarterly report of a listed company required by the China Securities Regulatory Commission. The information in this report is the same with that published by the Shanghai Stock Exchange, and this report is published simultaneously in Shanghai and Hong Kong. All financial information set out in this quarterly report has been prepared in accordance with PRC accounting regulations but unaudited. Shareholders of the Company and public investors should exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to the disclosure obligation under Paragraph 2 of the Listing Agreement.

I. COMPANY INFORMATION

1. Information about the Company's listed shares:

Place for listing of A shares:	Shanghai Securities Exchange (the "SSE")
Short form:	Tianjin Capital
Share code:	600874
Place for listing of H Shares:	The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange")
Short form:	Tianjin Capital
Share code:	1065

2. Secretary to the Company's Board of Directors and Secretary in Hong Kong:

Secretary to the Board of Directors:	Fu Yana
Correspondence address:	No. 45 Guizhou Road Heping District Tianjin, the People's Republic of China (the "PRC")
Postal code:	300051
Telephone number:	86-22-2352 3036
Facsimile number:	86-22-2352 3100
E-mail address:	tjcep@public.tpt.tj.cn
Company Secretary in Hong Kong:	Ip Pui Sum
Correspondence address:	Flat A, E, F, 16/F Yardley Commercial Building No. 3 Connaught Road West

	Name of shareholders	Class	Number of shares held at the end of the period (shares)	Percentage to total share capital (%)
3	Bohai Securities (of which, there are 100,000 legal person shares and 4,221,729 circulating shares)	Domestic shares	4,321,729	0.32
4	Shen Tie Jing Fa (legal person shares)	Domestic shares	3,500,000	0.26
5	China Southern Securities Co., Ltd. (legal person shares)	Domestic shares	2,725,000	0.20
6	Guangda Securities (circulating shares)	Domestic shares	2,034,904	0.15
7	Design No.3 (circulating shares)	Domestic shares	1,500,000	0.11
8	Galaxy Securities (legal person shares)	Domestic shares	1,500,000	0.11
9	Yuyuan Funds (circulating shares)	Domestic shares	1,231,358	0.093
10	Liaoning Shennong (legal person shares)	Domestic shares	1,000,000	0.075

Note:

1. Pursuant to the register of the shareholders as provided by the HKSCC Nominees Limited, the H Shares were held on behalf of various clients' accounts. None of them was interested in 5% or above of the total issued share capital of the Company.
2. During the reporting period, there has not been any change in the Controlling Shareholer of the Company.
3. There is no relationship between TMICL and the 2nd to 10th largest shareholders. However, it is not certain whether there are any relationships among the 2nd to 10th largest shareholders.

IV. REVIEW AND PROSPECT OF OPERATIONS

1. **Basic operations of the Group during the reporting period**

The scope of the principal business of the Group during the reporting period was the operations of

03 JUN 24 AM 7:2

24

Telephone number:	86-22-2352 [illegible]
Facsimile number:	86-22-2352 3100
E-mail address:	tjcep@public.tpt.tj.cn
Company Secretary in Hong Kong:	Ip Pui Sum
Correspondence address:	Flat A, E, F, 16/F Yardley Commercial Building No. 3 Connaught Road West Sheung Wan Hong Kong
Telephone number:	852-2803 2373
Facsimile number:	852-2540 6365
E-mail address:	ippuisum@my.netvigator.com

II. ACCOUNTING DATA AND BUSINESS STATISTICS HIGHLIGHTS

In accordance with the Accounting Standards and the Accounting Regulations for Business Enterprises in the PRC (collectively the "PRC GAAP"), the Company and its subsidiary (the "Group") achieved a net profit of Rmb176,228,000 during the reporting period. Details of the major financial indicators for the reporting period are as follows:

Items	**January 2002 to September 2002** *(Unaudited)* *Rmb'000*
Net profit	176,228
Net profit excluding extraordinary items *(note)*	177,406
Earnings per share	Rmb0.13
Return on net assets	10.10%

	As at 30th September 2002 *(Unaudited)* *Rmb'000*	**As at 31st December 2001** *(Audited)* *Rmb'000*
Shareholders' equity	1,744,116	1,567,888
Net asset value per share	Rmb1.31	Rmb1.18
Adjusted net asset value per share	Rmb1.31	Rmb1.18

Note: Extraordinary items include non-operating income and expenses of Rmb5,000 and Rmb1,183,000 respectively.

III. DETAILS OF SHAREHOLDERS

1. STRUCTURE OF SHARE CAPITAL

There were no changes in the total number of the Company's shares and the structure of the Company's share capital during the reporting period.

2. SHAREHOLDERS' INFORMATION

(1) The total number of shareholders at the end of the reporting period: As at 30th September 2002, the Company had a total of 31,924 shareholders including 1 State shareholder, 197 legal person shareholders, 31,535 domestic circulating shareholders and 191 foreign circulating shareholders.

(2) As at 30th September 2002, Tianjin Municipal Investment Company Limited ("TMICL") holds 5% or above of the total issued share capital of the Company. TMICL holds 839,020,000 State shares in the Company, representing 63.08% of the Company's total issued share capital and is the Company's largest shareholder (the "Controlling Shareholder"). During the reporting period, there has not been any change in the number of shares held by the Controlling Shareholder and the shares held by TMICL were not pledged, frozen or escrowed.

(3) As at 30th September 2002, the top ten shareholders of the Company are as follows:

	Name of shareholders	**Class**	**Number of shares held at the end of the period (shares)**	**Percentage to total share capital (%)**
1	Tianjin Municipal Investment Company Limited (State shares)	Domestic shares	839,020,000	63.08
2	HKSCC Nominees Limited (foreign circulating shares)	H shares	334,747,000	25.17

3. There is no relationship between TMICL and the 2nd to 10th largest shareholders. However, it is not certain whether there are any relationships among the 2nd to 10th largest shareholders.

IV. REVIEW AND PROSPECT OF OPERATIONS

1. Basic operations of the Group during the reporting period

The scope of the principal business of the Group during the reporting period was the operations of sewage processing plant, construction as well as toll collection and maintenance of urban toll roads. During the reporting period, there was no material change in the operating environment of the Group, and according to the 2002 operating objectives of the Group, the Group has strengthened its internal management and control, actively explored markets, enhanced the core competitiveness of the Group, and fully capitalised on the professional advantages of the Group, thereby ensured the steady growth of the operating results. During the reporting period, the Group has achieved income from principal operations of Rmb410,107,000, with profits from principal operations of Rmb290,531,000 and a net profit of Rmb176,228,000.

2. Major investments during the reporting period

(1) During the reporting period, there was no application of the proceeds from the funds raised or an extension for the application of the proceeds prior to the reporting period to the reporting period.

(2) During the reporting period, there was no additional non-fund raising material project.

3. Analysis on the Group's principal operating results and financial situation

Below are the analysis of the Group's operating results and financial situation. The data have been extracted from the accounts prepared under PRC GAAP.

(1) Operating results of the Group

Items	**January 2002 to September 2002** *(Unaudited)* *Rmb'000*
Principal operating income	410,107
Profit from principal operations	290,531
Net profit	176,228

Analysis on the reasons of changes: During the reporting period, there was substantial growth in both the principal operating income and the profit from principal operations. The principal operating income and the profit from principal operations in the third quarter represented 37.10% and 39.22%, respectively of the cumulative total for the period from January 2002 to September 2002, which was mainly attributable to the expedition of engineering project works, thereby increasing the income in the management fees from engineering constructions. Net profit of the third quarter represented 40.62% of the total net profits for the period from January 2002 to September 2002, which was mainly due to increase in the principal operating income.

Items	**January to September 2002** *(Unaudited)* *Rmb'000*	**January to June 2002** *(Audited)* *Rmb'000*	**Proportion to total profit (%)** **January to September 2002**	**January to June 2002**	**Percentage (%) Increment (+) Reduction (-)**
Profit from principal operations	290,531	176,584	110.51	113.12	-2.61
Profit from other operations	488	352	0.19	0.23	-0.04
Administrative expenses	26,941	19,895	10.25	12.74	-2.49
Investment gain	0	0	0	0	0
Non-operating income/ (expenses) - net	(1,178)	(935)	(0.45)	(0.60)	-0.15
Total profit	262,900	156,106	100.00	100.00	

Analysis on the reasons of changes:

1) There was no material change on the above financial summary as compared with that in the previous reporting period.

2) There was no material seasonal income and expenditure, and no material non-recurring revenue during the reporting period.

(2) **Consolidated financial summary of the Group**

Item	As at 30th September 2002 (Unaudited) Rmb'000	As at 1st January 2002 (Audited) Rmb'000	Proportion to total assets (%) As at 30th September 2002	Proportion to total assets (%) As at 1st January 2002	Percentage (%) Increment (+) Reduction (-)
Cash and bank balances	253,189	260,468	13.13	13.52	-0.39
Accounts receivables	138,495	132,312	7.18	6.87	0.31
Inventories	1,962	2,514	0.10	0.13	-0.03
Prepayment to suppliers	231,036	215,140	11.98	11.16	0.82
Long-term equity investments	4,000	4,000	0.21	0.21	0
Fixed assets	1,299,378	1,312,002	67.36	68.09	-0.73
Total assets	1,928,979	1,926,984			

Analysis on the reasons for the changes of the above financial summary. There was no material change in the major asset during the reporting period as compared with that in the previous reporting period.

Others: 1) During the reporting period, the Company did not enter into any material trust arrangement for financial management matters.

2) There was no material overdue debt of the Company during the reporting period.

(3) **Contingent and post balance sheet events**

The Company has no material litigation, arbitration as well as material external guarantees during the reporting period.

(4) **Other important events**

1) On 21st August 2002, the 26th Meeting of the Second Board of Directors considered and resolved that the resolution to terminate the "Building Leasing Agreement" entered into with TMICL on 10th October 2000 (details of which please refer to Shanghai Securities news, Hong Kong Wen Wei Po and The Standard on 22nd August 2002), and the resolution was submitted to the extraordinary general meeting of the Company for discussion and passed on 10th October 2002.

2) During the reporting period, the Company entered into a Silt Removal Agreement with Tianjin Second Urban Road Construction Company Limited (the "Tianjin Second Urban"), involving an amount to approximately Rmb8,700,000. Since Tianjin Second Urban is under the same control of the Urban Construction Bureau of Tianjin Municipality, it constituted a connected party of the Company, and the above transaction constituted a connected transaction (details of which please refer to Shanghai Securities news, Hong Kong Wen Wei Po and The Standard on 5th August 2002).

3) On 24th September 2001, the Company entered into three transfer agreements with Tianjin Sewerage Corporation (the "TSC"), namely the Xianyanglu Sewage Water Treatment Plant Construction-in-progress Transfer Agreement, the Jizhuangzi Sewage Water Treatment Plant (expansion) Construction-in-progress Transfer Agreement and the Beicang Sewage Water Treatment Plant Construction-in-progress Transfer Agreement (details of which please refer to Shanghai Securities news on 25th September 2001, Hong Kong Wen Wei Po and The Standard on 26th September 2001). Since the works for the completion of these agreements have not yet been completed, the Company is currently negotiating with TSC to complete the transfer of the projects as soon as possible.

V. FINANCIAL SUMMARY (UNAUDITED)

Prepared in accordance with PRC GAAP

1. **Condensed Consolidated Financial Summary**

(1) *Condensed Consolidated Balance Sheet*

Items	As at 30th September 2002 (Unaudited) Rmb'000	As at 31st December 2001 (Audited) Rmb'000
Current assets	625,601	610,982
Long-term investments	4,000	4,000
Fixed assets	1,299,378	1,312,002
Intangible and other assets	0	0
Total assets	1,928,979	1,926,984
Current liabilities	116,898	321,005
Long-term liabilities	66,200	36,200
Minority interests	1,765	1,891
Shareholders' equity	1,744,116	1,567,888
Total liabilities and shareholders' equity	1,928,979	1,926,984

(2) *Condensed Consolidated Profit Statement*

Items	July 2002 to	January 2002 to

1) On 21st August 2002, the 20th Meeting of the Second Board of Directors considered and resolved that the resolution to terminate the "Building Leasing Agreement" entered into with TMICL on 10th October 2000 (details of which please refer to Shanghai Securities news, Hong Kong Wen Wei Po and The Standard on 22nd August 2002), and the resolution was submitted to the extraordinary general meeting of the Company for discussion and passed on 10th October 2002.

2) During the reporting period, the Company entered into a Silt Removal Agreement with Tianjin Second Urban Road Construction Company Limited (the "Tianjin Second Urban"), involving an amount to approximately Rmb8,700,000. Since Tianjin Second Urban is under the same control of the Urban Construction Bureau of Tianjin Municipality, it constituted a connected party of the Company, and the above transaction constituted a connected transaction (details of which please refer to Shanghai Securities news, Hong Kong Wen Wei Po and The Standard on 5th August 2002).

3) On 24th September 2001, the Company entered into three transfer agreements with Tianjin Sewerage Corporation (the "TSC"), namely the Xianyanglu Sewage Water Treatment Plant Construction-in-progress Transfer Agreement, the Jizhuangzi Sewage Water Treatment Plant (expansion) Construction-in-progress Transfer Agreement and the Beicang Sewage Water Treatment Plant Construction-in-progress Transfer Agreement (details of which please refer to Shanghai Securities news on 25th September 2001, Hong Kong Wen Wei Po and The Standard on 26th September 2001). Since the works for the completion of these agreements have not yet been completed, the Company is currently negotiating with TSC to complete the transfer of the projects as soon as possible.

V. FINANCIAL SUMMARY (UNAUDITED)

Prepared in accordance with PRC GAAP

1. **Condensed Consolidated Financial Summary**

(1) *Condensed Consolidated Balance Sheet*

Items	As at 30th September 2002 *(Unaudited)* *Rmb'000*	As at 31st December 2001 *(Audited)* *Rmb'000*
Current assets	625,601	610,982
Long-term investments	4,000	4,000
Fixed assets	1,299,378	1,312,002
Intangible and other assets	0	0
Total assets	1,928,979	1,926,984
Current liabilities	116,898	321,005
Long-term liabilities	66,200	36,200
Minority interests	1,765	1,891
Shareholders' equity	1,744,116	1,567,888
Total liabilities and shareholders' equity	1,928,979	1,926,984

(2) *Condensed Consolidated Profit Statement*

Items	July 2002 to September 2002 *(Unaudited)* *Rmb'000*	January 2002 to September 2002 *(Unaudited)* *Rmb'000*
Principal operating income	152,139	410,107
Profit from principal operations	113,947	290,531
Profit from other operations	136	488
Administrative expenses	7,045	26,941
Investment income	0	0
Non-operating income/(expenses) - net	(244)	(1,178)
Total profit	106,794	262,900
Income tax	35,259	86,799
Net profit	71,587	176,228

2. **Notes to Financial Summary**

(1) As compared with the interim report for the six-months ended 30th June 2002 this year, there was no material change in the principal accounting policies, accounting estimate and scope of consolidation of the financial statements.

(2) There was no material difference in the principal accounting policies adopted in the quarterly financial report and those adopted in the annual report for 2001.

(3) During the reporting period, there are no subsidiaries with accounts not yet consolidated with that of the Company.

VI. OTHER INFORMATION OF THE THIRD QUARTERLY REPORT

Detailed balance sheet and profit and loss account of the Group required by the Shanghai Stock Exchange will be published simultaneously on the websites of Shanghai Securities Exchange http://www.sse.com.cn and Hong Kong Stock Exchange http://www.hkex.com.hk on 28th October 2002, respectively.

By order of the Board
Ma Baiyu
Chairman
Tianjin Capital Environmental Protection Company Limited

Tianjin, the PRC
25th October 2002

The Standard **Thursday, October 31, 2002**

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

Summary

Reference is made to the announcement made by the Company dated 25th September, 2001 (the "Announcement"). Capitalized terms used herein shall have the same meaning as those used in the Announcement unless otherwise defined herein. The Directors are pleased to announce that the Xianyanglu Agreement, the Jizhuangzi Agreement and the Beicang Agreement (the "Construction Agreements") and other documents incidental to these agreements for the acquisition of the construction-in-progress of the Xianyanglu Plant, the Jizhuangzi Expansion Plant and the Beicang Plant, respectively, have been duly completed on 30th October, 2002. The necessary pre-conditions for completing the Construction Agreements have been satisfied. The Directors believe that the Proposed Transfers will further strengthen the Company's dominant position in the sewage water treatment business as well as the environmental protection industry in Tianjin.

Reference is made to the announcement made by the Company dated 25th September, 2001 (the "Announcement") relating to the discloseable and connected transactions and ongoing connected transactions for the conditional acquisition of the construction-in-progress of the Xianyanglu Plant, the Jizhuangzi Expansion Plant and the Beicang Plant from Tianjin Sewage Company. Capitalized terms used herein shall have the same meaning as those used in the Announcement unless otherwise defined herein.

The Directors are pleased to announce that the Xianyanglu Agreement, the Jizhuangzi Agreement and Beicang Agreement (the "Construction Agreements") and other documents incidental to these agreements for the acquisition of the construction-in-progress of the Xianyanglu Plant, the Jizhuangzi Expansion Plant and the Beicang Plant, respectively, have been duly completed on 30th October, 2002. The necessary pre-conditions for completing the Construction Agreements have been satisfied. The Directors believe that the Proposed Transfers will further strengthen the Company's dominant position in the sewage water treatment business as well as the environmental protection industry in Tianjin.

By order of the board of
Tianjin Capital Environmental Protection Company Limited
Ma Baiyu
Chairman

Tianjin, the PRC, 30th October, 2002

Listed Companies Information

TIANJIN CAPITAL<01065> - Results Announcement

Tianjin Capital Environmental Protection Company Limited announced on 20/02/2003:
(stock code: 01065)
Year end date: 31/12/2002
Currency: RMB
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/01/2002 to 31/12/2002 ('000)	(Audited) Last Corresponding Period from 01/01/2001 to 31/12/2001 ('000)
Turnover	:	633,858	563,207
Profit/(Loss) from Operations	:	443,107	399,345
Finance cost	:	(14,571)	N/A
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	287,236	267,634
% Change over Last Period	:	+7.32 %	
EPS/(LPS)-Basic (in dollars)	:	0.22	0.2
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	287,236	267,634
Final Dividend per Share	:	RMB0.085	RMB0.08
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	To Be Announced	
Payable Date	:	To Be Announced	
B/C Dates for Annual General Meeting	:	07/03/2003	to 08/04/2003bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

TURNOVER AND SEGMENT INFORMATION

Sewage water processing and construction of sewage water processing plants	Road and toll stations	Haihe Bridge construction management	Group

	2002 RMB'000	2002 RMB'000	2002 RMB'000	2002 RMB'000
Turnover	551,126	78,185	4,547	633,858
Segment results	386,480	38,585	3,471	428,536
Taxation				(141,475)
Profit after taxation				287,061
Minority interests				175
Profit attributable to shareholders				287,236

	Sewage water processing and construction of sewage water processing plants 2001 RMB'000	Road and toll stations 2001 RMB'000	Haihe Bridge construction management 2001 RMB'000	Group 2001 RMB'000
Turnover	480,964	79,663	2,580	563,207
Segment results	356,756	40,671	1,918	399,345
Taxation				(131,820)
Profit after taxation				267,525
Minority interests				109
Profit attributable to shareholders				267,634

...tors of the Company for the year 2002;

the Company for the year 2002 and Financial Budget for the year

f the Profit Appropriation Plan of the Company for the year 2002;

the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs ...ng as the domestic and international auditors of the Company;

...lopment plans of the Company for 2003;

...rvisory Committee for the year 2002;

...ns application for three constructions in-progress in respect of ...ang Sewage Water Treatment Plant and Jizhuangzi Sewage Water ...he Second Board.

Bank, Tianjin Branch for a loan of Rmb700 million on pledge of ...ded that such funding will be applied to the expansion of Tianjin ... the sewage disposal projects in south-eastern suburb), Tianjin ...ction Project and Tianjin Beicang Sewage Processing Plant ...ns is subject to consideration and approval from the shareholders'

...) the extension of the maturity period of the A Shares Convertible ...aturity period will be extended for one more year from the maturity

...nendments of "the Rules Governing the Procedures for Operating

...ocedures for Operating the Procedures for Operating the Meeting

...rticle 5 (11)

Company's loans of more than Rmb 5 million, but below Rmb 50 ...10% of the latest audited net asset value of the Company;

Company's loans of the higher of more than Rmb 50 million but ...senting less than 10% of the latest audited net asset value of the

grant of mandate to the Board for the allotment and issue of new ...existing H Shares issued and outstanding (please refer to the ...ond Board of the Company for details):

...uant to the Rules Governing the Listing of Securities of Hong Kong ...rom time to time) and the Company Law of the People's Republic ...Company are authorized to exercise all the rights of the Company, ...ally and collectively during the Relevant Period is generally and ...ns and conditions for the Directors to exercise their authority to ...ew Shares include, inter alia:

issued;

...s;

and closing of the issue;

issued to the existing shareholders; and

agreements and options as may be necessary in the exercise of such

...ements and options to the Directors of the Company as required or ...h powers during the Relevant Period as referred to in paragraph a) ...iod.

...sted foreign shares (other than those issued under the PRC Company ...the Company (the "Articles of Association") by the capitalisation of ...ed to allot or conditionally or unconditionally agreed to allot by the ...o paragraph a) (whether pursuant to the exercise of options or ...e overseas listed foreign shares of the Company existing in issue.

...ant to paragraph a) above, the Directors of the Company shall

...Law and the Rules governing the listing of securities of Hong Kong ...ended from time to time); and

...Securities Regulatory Commission.

...l from the date of the passing of this resolution to the earliest of

...of this resolution;

...nnual general meeting of the Company; and

...ial resolution to revoke or amend the mandate as referred to in this ...areholders general meeting.

...authorities of the PRC and pursuant to the PRC Company Law, the ...d to increase the registered capital of the Company to the required ...he powers under paragraph a) above.

...iorities of the PRC, the Board of Directors is authorized to make ...Articles of Association, so as to reflect the changes in the capital of ...s mandate.

...ort, the highlights of the 2002 Annual Report and the resolutions of ...eb for the above details.

By order of the Board
Fu Yana Ip Pui Sum
Company Secretaries

...osed from 7th March, 2003 to 8th April, 2003, both days inclusive, *for the purpose* ...ement for share transfer must be made on 6th March, 2003 at Hong Kong Registrars ...*register of members of the Company's H Shares for the purpose of determining a* ...be announced after the AGM.

...AGM is entitled to appoint one or more proxies (whether a Shareholder or not) to ...appointed by one Shareholder, such proxy shall only exercise his voting rights on

...(i.e. by using the enclosed Proxy Form). The Proxy Form shall be signed by the ...person in writing. If the Proxy Form is signed by an attorney, the power of attorney ...ed. To be valid, the Proxy Form and the notarially certified power of attorney or ...e legal address of the Company in not less than 24 hours before the time scheduled

...d to send the reply slip for attendance duly completed and signed to the Secretarial ...y fax. Please use the Proxy Form or its duplicate in writing.

...tities upon attending the AGM. Should a proxy be appointed, the proxy shall also

...lders and proxies attending the AGM shall be responsible for their own travelling

...ou Road, Heping District,
...RC

Date: ______________ 2003 Signature(s): ________

Note:

1. *Please insert full name(s) and address(es) (as shown in the register of members) in block capital(s).*
2. Please insert the number and class of shares registered in your name(s).
3. In order to be valid, this completed and signed reply slip shall be delivered to the Company of legal address at No. 45 Guizhou Road, Heping *District, Tianjin, the PRC on or before 18th March, 2003. This reply slip may be delivered to the Company by hand, by post, by cable or by* facsimile.

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

03 JUN 24 AM 7:21

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT FOR THE RESOLUTIONS OF THE 29TH MEETING OF THE SECOND BOARD

The Company and the Directors of the Company confirmed that the information in this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the content.

The independent non-executive director, Mr. Gao Zongze, has traveled abroad and therefore he cannot attend the Board Meeting.

The 29th Meeting of the Second Board of Tianjin Capital Environmental Protection Company Limited (hereinafter referred to as the "Company") was held on 20th February, 2003 at 10:30a.m., the Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the PRC. The meeting was chaired by Madam Ma Baiyu, the Chairlady of the Company. There should be 9 directors present and 8 directors were present. Certain members of the Supervisory Committee and the senior officers of the Company and the PRC and overseas auditors have attended that meeting. The proceeding for convening this Meeting has complied with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company. All directors attending the meeting approved the following resolutions:.

1. The Annual Report 2002 and the summary of the report to be announced within the PRC and overseas were considered and approved;
2. To review the Auditors' Reports and to consider and approve the financial statements for 2002 of the Company, as respectively audited by domestic and overseas certified public accountants;
3. The working report of the board of directors of the Company (the "Board") for 2002 was considered and approved;
4. The Final Financial Report 2002 and the Financial Budget of the Company 2003 were considered and approved;
5. The proposal in respect of the Profit Appropriation Plan of the Company for 2002 was considered and approved;

   As audited by PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. and PricewaterhouseCoopers respectively, the combined net profit of the Company for 2002 was Rmb287,236,700. In accordance with the relevant provisions under the PRC Company Law and the Articles of Association of the Company, after setting aside 10% for the statutory common reserve at an amount of Rmb 28,723,700, 5% for the statutory public welfare funds at an amount of Rmb 14,361,800 and adding the unallocated profit last year of Rmb 127,349,000, the actual profit attributable to the shareholders of the year would be Rmb 371,500,200. On the bases of 1,330,000,000 Shares for the total share capital in 2002, it is proposed that a cash dividend of Rmb 0.085 per Share (before tax) will be paid to the shareholders. The proposal will be submitted to the Shareholders' General Meeting for consideration and approval before its implementation.

   The capital reserve funds in 2002 will not be transferred to the share capital.
6. The proposals for re-appointing PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. and PricewaterhouseCoopers as the domestic and overseas certified public accountants of the Company by the Audit Committee were considered and approved;
7. The operating and development plans of the Company for 2003 were considered and approved;
8. The proposals for resignation of Mr. Gu Qifeng as chief engineer of the Company and the appointment of Mr. Deng Biao as chief engineer of the Company were considered and approved;

   Mr. Deng Biao, aged 36, a senior engineer, graduated from Civil Engineering Department of Tianjin University in 1987, with a bachelor degree in Environmental Engineering; He graduated from postgraduate class of Environmental Engineering of Tong Ji University in 2001. Mr. Deng has participated in several professional trainings of domestic and overseas sewage treatment. He was the minister of the sewage water treatment operations department, factory head, minister and chief engineer of Technological Department of Tianjin Sewage Company, and chief engineer of sewage water treatment project. He has over 15 years experience in sewage water treatment industry.
9. The proposal on the streamline of the operation department was considered and approved;
10. The proposal on the acquisition of office building by the Company was considered and approved;
11. The proposal on the incentive scheme for senior management officers of the Company was considered and approved;
12. The proposal on the establishment of a strategic investment committee was considered and approved;
13. The proposal on the establishment of the strategic investment committee under the Board was considered and approved;
14. The proposal on the amendments of "The Rules Governing the Procedures for Operating the Meeting of the Board of Directors" was considered and approved;
15. The proposal on the creation of American Depository Receipts in respect of the Company's H Shares was considered and approved;
16. The proposal on the extension of the maturity period for the issue of A Shares Convertible Bonds of the Company was considered and approved;
17. The proposal on the grant of mandate to the Board for the allotment and issue of new Shares (H Shares) was considered and approved; and
18. The proposals on convening the Annual General Meeting 2002 (the 11th Shareholders' general meeting of the Company) and the Notice for AGM were considered and approved;

(Resolutions Nos. 1, 2, 3, 4, 5, 6, 7, 14, 16 and 17 shall be presented to the 11th Shareholders' general meeting of the Company for approval.)

Board of Directors
Tianjin Capital Environmental Protection Company Limited

Tianjin, the PRC
20th February, 2003

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement for the resolutions of the 21st Meeting of the Second Supervisory Committee

The 21st Meeting of the Second Supervisory Committee of Tianjin Capital Environmental Protection Company Limited (hereinafter referred to as the "Company") was held on 20th February, 2003 at the Conference Room, 3/F, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the PRC. There should be 6 supervisors present and 5 supervisors were present and the proceeding for convening this Meeting has complied with the relevant provisions of Company Law and the Articles of Association of the Company. Supervisor Mr. Wang Zhanying has traveled abroad and therefore he could not attend this meeting. The meeting was chaired by Madam Yu Ruihua, the Chairlady of the Supervisory Committee. The meeting considered and passed the following resolutions:

1. the working report of the Company's Supervisory Committee for 2002.
2. agreed with the annual report and the summary of report of the Company for 2002.
3. agreed with the financial and accounting statements of the Company for 2002.
4. agreed with the Final Financial Report 2002 and the Financial Budget 2003 of the Company.
5. agreed with the Profit Appropriation Plan of the Company for 2002.
6. the Board of Directors and management of the Company seriously implemented the various resolutions of the Shareholders' general meetings and the Board in 2002, and their operations were found to be in compliance with the relevant requirements in the Company Law and the Articles of Association of the Company. During the course of performing their duties, none of the Directors and the senior officers of the Company has been found to be in violation of the State laws and regulations, the Company's Articles of Association and committed any act that is detrimental to the interests of the Company when carrying out their duties.
7. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers issued their respective auditors' report for 2002 with unqualified opinion on financial statements which truly reflected the actual financial situation and operating results of the Company.

Supervisory Committee
Tianjin Capital Environmental Protection Company Limited

Tianjin, the PRC
20th February, 2003

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF FINAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2002

1 IMPORTANT

1.1 The Board of Directors and the Directors of the Company confirmed that the information in this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the content. This final results announcement has been prepared in accordance with the information of the annual report 2002 of the Company. For detailed information, please refer to annual report 2002.

1.2 The independent non-executive director, Mr. Gao Zongze, has traveled abroad and therefore he cannot attend the Board Meeting for considering and approving the annual report 2002 and other business or give any opinion concerning the annual report 2002 and other business.

1.3 Ms. Ma Baiyu, the chairman, Mr. An Pindong, the financial controller, and Ms. Shi Zhenjuan, the manager of finance department, have declared that they are responsible for the truthfulness and completeness of the financial statements in the annual report 2002.

2 COMPANY INFORMATION

2.1 Basic information

Short form of the Company's listed shares	Tianjin Capital	Tianjin Capital
Stock code	600874	1065
Place for listing of the Shares	A Shares — Shanghai Securities Exchange (the "SSE")	H Shares — The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange")
Registered address	No. 18 Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, The People's Republic of China (the "PRC")	
Principal office address	No. 45 Guizhou Road, Heping District, Tianjin, the PRC	
Postal Code	300051	
Website	Not available	
E-mail address	tjcep@public.tpt.tj.cn	

2.2 Contact person and method

	Secretary to the Company's Board of Directors (PRC)	Company Secretary in Hong Kong
Name	Fu Yana	Ip Pui Sum
Correspondence address	No. 45 Guizhou Road Heping District Tianjin the PRC	Flat A, E, F, 16/F Yardley Commercial Building 3 Connaught Road West Sheung Wan Hong Kong

4 CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

4.1 Table of changes in share capital

During the reporting period, the Company has neither issued any new shares nor increased share capital by transferring of surplus to share capital. There is no change in the structure of the Company's share capital and the number of shares of the Company.

	Beginning of the year *(Shares)*	Increase/(Decrease) during the year						End of the year *(Shares)*
		Share placement *(Shares)*	Bonus issue *(Shares)*	Transfer of surplus to share capital *(Shares)*	Share issue *(Shares)*	Others *(Shares)*	Sub-total *(Shares)*	
A. Unlisted shares								
1. Promoter shares comprising:								
State shares	839,020,000	—	—	—	—	—	—	839,020,000
Legal persons shares	38,485,000	—	—	—	—	—	—	38,485,000
Sub-total	877,505,000	—	—	—	—	—	—	877,505,000
B. Listed shares								
1. Domestic listed Rmb ordinary shares	112,495,000	—	—	—	—	—	—	112,495,000
2. Non-domestic listed foreign currency ordinary shares	340,000,000	—	—	—	—	—	—	340,000,000
Sub-total	452,495,000	—	—	—	—	—	—	452,495,000
C. Total	1,330,000,000	—	—	—	—	—	—	1,330,000,000

4.2 Table of the top ten shareholders of the Company

	Secretary to the Company's Board of Directors (PRC)	Company Secretary in Hong Kong
Name	Fu Yana	Ip Pui Sum
Correspondence address	No. 45 Guizhou Road Heping District Tianjin the PRC	Flat A, E, F, 16/F Yardley Commercial Building 3 Connaught Road West Sheung Wan Hong Kong
Telephone number	86-22-2352 3036	852-2803 2373
Facsimile number	86-22-2352 3100	852-2540 6365
E-mail address	tjcep@public.tpt.tj.cn	ippuisum@pacific.net.hk

3 **ACCOUNTING DATA AND BUSINESS STATISTICS HIGHLIGHTS**
(For each of the three years ended 31st December 2002 as prepared in accordance with the Accounting Standards and the Accounting Regulations for Business Enterprises of the PRC (collectively "PRC GAAP"))

3.1 **Principal accounting data**

Unit : Rmb'000

Year ended 31st December	2002 (Audited)	2001 (Audited)	Percentage (%) Increase (+) Decrease (-)	2000 (Audited)
Principal operating income	670,749	595,986	+12.54	3,500,738
Total profit	428,536	399,345	+7.3	172,388
Net profit	287,236	267,634	+7.3	168,604
Net profit after extraordinary items	288,378	267,551	+7.8	187,113
As at 31st December	**2002 (Audited)**	**2001 (Audited)**	**Percentage (%) Increase (+) Decrease (-)**	**2000 (Audited)**
Total assets	2,757,008	1,926,984	+43.07	1,419,534
Shareholder's equity (after minority interest)	1,742,074	1,567,888	+11.11	1,406,654
Net cash flow from operating activities	359,348	186,351	+92.83	1,055,464

3.2 **Financial indicators**

Year ended 31st December	2002 (Audited)	2001 (Audited)	Percentage (%) Increase (+) Decrease (-)	2000 (Audited)
Earnings per share (Rmb)	0.22	0.20	+10.00	0.13
Return on net assets (fully diluted) (%)	16.49	17.07	-3.40	11.99
Return on net assets after extraordinary item (%)	16.55	17.07	-2.99	13.30
Net cash flow from operating activities per share (Rmb)	0.27	0.14	+92.86	0.79
As at 31st December	**2002 (Audited)**	**2001 (Audited)**	**Percentage (%) Increase (+) Decrease (-)**	**2000 (Audited)**
Net asset value per share (Rmb)	1.31	1.18	+11.01	1.06
Adjusted net asset value per share (Rmb)	1.31	1.18	+11.01	1.06

3.3 **Significant differences between accounts prepared under PRC GAAP and Accounting Principles Generally Accepted in Hong Kong ("HK GAAP")**

☐ applicable √ Not applicable

Unit: Rmb'000

	PRC GAAP	HK GAAP
Net profit	287,236	287,236
Explanation	No difference	

Sub-total	432,495,000	—	—	—	—	—	—	432,495,000
C. **Total**	1,330,000,000	—	—	—	—	—	—	1,330,000,000

4.2 **Table of the top ten shareholders of the Company**

The total number of shareholders of the Company as at 31st December, 2002						31,746
The top ten shareholders of the Company were as follows:						
Name of shareholders	**Increase(+)/ Decrease (-) during the year**	**Number of shares held at the end of the year**	**Percentage to total share capital (%)**	**Class (circulating/ non-circulating)**	**Number of shares pledged or frozen**	**Type of shareholders**
Tianjin Municipal Investment Company Limited	0	839,020,000	63.080	Non-circulating	0	State shares
HKSCC Nominees Limited	+54,000	334,385,000	25.142	Circulating	Unknown	Foreign shares
Bohai Securities	+5,420,379	5,420,379	0.408	Circulating	Unknown	Individual shares
Shen Tie Jing Fa	0	3,500,000	0.263	Non-circulating	Unknown	Legal person shares
China Southern Securities Co., Ltd.	0	2,725,000	0.200	Non-circulating	Unknown	Legal person shares
Guangda Securities	+2,004,904	2,004,904	0.150	Circulating	Unknown	Individual shares
Galaxy Securities	0	1,500,000	0.113	Non-circulating	Unknown	Legal person shares
Yuyuan Funds	+1,231,358	1,231,358	0.093	Circulating	Unknown	Individual shares
Liaoning Shennong	0	1,000,000	0.075	Non-circulating	Unknown	Legal person shares
Guotai Tian Zheng	0	1,000,000	0.075	Non-circulating	Unknown	Legal person shares
Description of relationship of the top ten shareholders of the Company or parties acting in concert	There is no relationship and no parties acting in concert between the first largest shareholder and the 2nd to 10th largest shareholders. However, it is not certain whether there are any such relationships among the 2nd to 10th largest shareholders.					

4.3 **Information of the controlling shareholder and ultimate shareholder of the Company**

4.3.1 Change in the controlling shareholder and ultimate shareholder of the Company

☐ applicable √ not applicable

4.3.2 Details of the controlling shareholder and other ultimate shareholders of the Company

Name:	Tianjin Municipal Investment Company Limited ("TMICL")
Legal representative:	Mr. Sun Zengyin
Date of incorporation:	20th January 1998
Registered Capital:	Rmb 1,724,278,000
Type:	State wholly-owned enterprise
Structure of shareholding:	The Tianjin Municipal Engineering Bureau owns 100% equity interest in TMICL
Scope of operation:	The development, construction and management of city infrastructure projects and auxiliary services, development and operation of city infrastructure, import of technology and equipment for city construction works, promotion for capital investment and project development and construction management (in accordance with the State regulations for specific projects and operations) in city road infrastructure

During the reporting period, there was no change in the controlling shareholder of the Company.

P.2

5 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1 Changes in shareholdings of Directors, Supervisors and Senior Management of the Company

Name	Gender	Position	Age	Term	Shareholding at the beginning of the year	Shareholding at the end of the year
Ma Baiyu	F	Chairman, General Manager	40	2000.12.20-2003.12.19	0	0
An Pindong	M	Director, Deputy General Manager and Financial Controller	34	2000.12.20-2003.12.19	0	0
Gu Qifeng	M	Director, Deputy General Manager and Chief Engineer	36	2000.12.20-2003.12.19	0	0
Zhang Wenhui	M	Director	47	2000.12.20-2003.12.19	0	0
Wang Yueqing	M	Director	58	2000.12.20-2003.12.19	0	0
Zhu Min	M	Director	48	2000.12.20-2003.12.19	0	0
Chan Boon Teong	M	Independent Director	60	2000.12.20-2003.12.19	0	0
Li Weibin	M	Independent Director	41	2000.12.20-2002.04.16	0	0
Guan Weili	M	Independent Director	59	2000.12.20-2002.04.16	0	0
Wang Xiangfei	M	Independent Director	51	2002.04.16-2005.04.15	0	0
Gao Zongze	M	Independent Director	60	2002.04.16-2005.04.15	0	0
Yu Ruihua	F	Chairman of Supervisory Committee	56	2000.12.20-2003.12.19	0	0
Chen Baosen	M	Supervisor	50	2000.12.20-2003.12.19	0	0
Shi Chunhua	M	Supervisor	38	2000.12.20-2003.12.19	0	0
Li Kaijian	M	Supervisor	50	2000.12.20-2002.10.10	0	0
Dou Zhenming	M	Supervisor	51	2000.12.20-2002.10.10	0	0
Wang Zhanying	M	Supervisor	47	2002.10.10-2005.10.09	5,000	5,000
Zhang Mingqi	M	Supervisor	45	2001.09.19-2004.09.18	0	0
Wang Hui	M	Supervisor	34	2002.10.16-2005.10.15	0	0
Luo Lianfang	M	Deputy General Manager	54	2000.12.20-2003.12.19	0	0
Lin Wenbo	M	Deputy General Manager	45	2000.12.20-2003.12.19	0	0
Zhu Yanbo	M	Deputy General Manager	54	2002.04.29-2005.04.28	0	0
Liu Wenya	M	Deputy General Manager	44	2000.12.20-2003.12.19	0	0
Fu Yana	F	Company Secretary	32	2000.12.20-2003.12.19	0	0

in revenue by 4.37% for the sewage water processing business. The decrease was mainly attributable to the modification work on sewage water treatment plants which affected the inflow of sewage water. Nevertheless, there was no substantial effect to the profit of the reporting period. Pursuant to the "Sewage Water Processing Agreement", the Company achieved revenue of Rmb 399,664,911.

On 24th September 2001, the Company entered into a conditional agreement with Tianjin Sewage Company in respect of the transfer of the constructions in-progress for Beicang Sewage Water Treatment Plant, Xianyanglu Sewage Water Treatment Plant and the expansion project of the Jizhuangzi Sewage Water Treatment Plant. The transfer of the projects were completed on 30th October 2002 (For details, please refer to the announcement of the Company on 31st October 2002 published on Shanghai Securities, Hong Kong's Wen Wei Po and The Standard). The income from this business has been derived based on the "Sewage Water Treatment Plant Construction Fee Agreement" entered into by Tianjin Sewage Company and the Company on 24th September 2001. During the reporting period, construction work completed amounted to Rmb 499 million. In accordance with the progress of the construction project, the Company recognised construction fees of Rmb 183,536,856.

6.1.2 **Operations of toll business**

The toll income is directly collected by the toll collectors at the toll stations. During the reporting period, the management of the Company implemented measures to strengthen its controls and supervision over the toll stations. During the reporting period, the toll business recorded an income of Rmb 82,740,000, representing a decrease of 1.85% as compared with Rmb 84,300,000 of the corresponding period last year. However, the decrease has no obvious effect on the Company's profit for the reporting period.

6.1.3 **Haihe Bridge project management**

On 24th September 2001, TMICL and the Company entered into the agreement for the project management of the construction of the Haihe Bridge. The project work completed during the year amounted to Rmb 219 million. Accordingly, the Company received a management fee of Rmb 4,811,700, calculated by reference to the percentage of completion of the project. It is expected that the project will be completed at the beginning of 2003.

6.2 **Principal operating income and segmental information**

Unit: Rmb'000

Business	Principal operating income	Principal operating costs	Gross profit margin (%)	Percentage (%) of principal operating income Increase (+) /decrease (-)	Percentage (%) of principal operating costs Increase (+) /decrease (-)	Gross profit margin (%) Increase (+) /decrease (-)
Sewage water processing and construction of sewage water treatment plants	583,201	112,150	75.27	+14.59	+16.17	-0.26
Including: Connected transactions	583,201					
Haihe Bridge project management	4,812	1,076	72.13	+76.26	+62.78	+1.84
Including: Connected transactions	4,812					
Road and toll stations	82,736	32,910	54.72	-1.85	-4.46	+1.08
Principles for determining prices to be charged on connected transactions	With respect to the income from businesses of sewage processing and construction of sewage processing projects, prices to be charged will be determined in accordance with the agreement governing the transactions.					
Description on the necessity and continuity of connected transactions	1. The Company's connected transactions are conducted according to the nature of the sewage water processing business. As public utility services, the purchasers of sewage water processing services in Tianjin will only be companies under the Tianjin Municipal Government. At present, Tianjin Sewage Company is the entity performing this function; 2. The connected transactions referred to above constitute major sources of income for the Company. In the event that there is no change to the principal operations of the Company, such connected transactions will continue.					

6.3 **Analysis of the geographical segments for the principal operations**

At present, the principal operations of the Company is located in Tianjin. Income generated in Tianjin area accounted for 100% of the income from the principal operations of the Company.

6.4 **Major suppliers and customers of the Company**

Purchases from the top five suppliers	Rmb 395,362,000	Percentage to total purchases	69.44%

Lin Wenbo	M	Deputy General Manager	45	2000.12.20-2003.12.19	0	0
Zhu Yanbo	M	Deputy General Manager	54	2002.04.29-2005.04.28	0	0
Liu Wenya	M	Deputy General Manager	44	2000.12.20-2003.12.19	0	0
Fu Yana	F	Company Secretary	32	2000.12.20-2003.12.19	0	0
Ip Pui Sum	M	Company Secretary	43	2000.12.20-2003.12.19	0	0

5.2 **The positions of the Directors, Supervisors in the Company's shareholders**

√ applicable ☐ not applicable

Name	Name of the Company's shareholders	Positions in the Company's shareholders	Term	Any remuneration, allowance (Yes or No)
Ma Baiyu	TMICL	Director	2002.11.20-2004.01.20	No

5.3 **Remunerations of Directors, Supervisors and Senior Management**

Total remuneration for the year	Rmb 4,615,000
Remuneration paid to the 3 highest paid directors	Rmb 1,300,000
Remuneration paid to the 3 highest paid senior management	Rmb 1,300,000
Allowances paid to independent directors	Rmb 715,000
Other benefits provided to independent directors	No
Name of the directors and supervisors whose remuneration were not paid by the Company	Shi Chunhua
Remuneration paid to directors, supervisors and senior management in the following bands (Rmb):	Number
Over 500,000	1
300,000 - 500,000	4
200,000 - 300,000	5
Below 200,000	10

6 DIRECTORS' REPORT

6.1 **Management discussion and analysis on the major operating results of the Group**

During the reporting period, the Company strengthened its organisational structure, improved its internal control systems and continuously upgraded the corporate governance structure. Since the completion of the Company's restructuring in December 2000, the business of the Company has undergone substantial changes. The Company's management has adopted a series of measures focusing on the existing business which has achieved good results. In 2002, the Company was successful in integrating its management systems and obtained the certification of ISO9001: 2000, ISO14001: 1996 and OHSAS18001: 1999, being the first enterprise in the sewage water processing industry in the PRC with three international standard systems in its operations, demonstrating that the Company has reached international standards in respect of quality control, environmental hygiene and occupational safety.

6.1.1 **Operations of the sewage water processing and construction of sewage water treatment plants**

The income of sewage water processing is derived from the "Sewage Water Processing Agreement" entered into between the Company and Tianjin Sewage Company. In respect of the control over the operation of sewage water treatment plants, the Company focuses on processing control, cost control and quality control in order to enhance efficiency, and reduce cost and ensure that the sewage water processing operation complies with the prescribed the national standards at a lower cost. The specific measures include budget control, enhancement of staff training and improvement of the technical skills of the staff, and the recruitment of professional and technical staff to strengthen the manpower resources. During the reporting period, the two sewage water treatment plants processed 209,248,645 cubic meters in total of sewage water, representing a decrease of 9,570,251 cubic meters or 4.37% as compared to 218,818,896 cubic meters last year and a decrease

	connected transactions will continue.

6.3 **Analysis of the geographical segments for the principal operations**

At present, the principal operations of the Company is located in Tianjin. Income generated in Tianjin area accounted for 100% of the income from the principal operations of the Company.

6.4 **Major suppliers and customers of the Company**

Purchases from the top five suppliers	Rmb 395,362,000	Percentage to total purchases	69.44%
Sales to the top five customers	Rmb 588,013,000	Percentage to total sales	87.67%

6.5 **Operations of the investee companies (applicable to those which investment gains accounted for more than 10% of the net profit)**

☐ applicable √ not applicable

6.6 **Reasons for material changes incurred on the principal operations and its structure**

☐ applicable √ not applicable

6.7 **Reasons for material changes incurred on the profitability (gross profit margin) of the principal operations compared with that of last year**

☐ applicable √ not applicable

6.8 **Analysis of the reasons for material changes incurred in the operating results and contribution to profit compared with that of last year**

☐ applicable √ not applicable

6.9 **Analysis of the reasons for material changes incurred on the overall financial condition compared with that of last year**

☐ applicable √ not applicable

6.10 **Effect incurred, being incurred or will be incurred in the financial condition and operating results of the Company by material changes in the operating environment as well as macro-economic policies, laws and regulations**

☐ applicable √ not applicable

6.11 **The extent to which the profit forecast is fulfilled**

☐ applicable √ not applicable

6.12 **The extent to which the operation plans is achieved**

☐ applicable √ not applicable

6.13 **Use of proceeds from subscription**

☐ applicable √ not applicable

6.14 **Changes in projects**

☐ applicable √ not applicable

6.15 **Major investments made out of funds other than proceeds from subscription**

√ applicable ☐ not applicable

During the reporting period, the funds other than proceeds from subscription were mainly used in the construction in-progress of Beicang Sewage Water Treatment Plant, Xianyanglu Sewage Water Treatment Plant and the expansion project of the Jizhuangzi Sewage Water Treatment Plant. During the reporting period, construction work completed amounted to Rmb 499 million. In accordance with the progress of the construction, the Company recognised sales of Rmb 183,536,856. As at 31st December 2002, the stage of completion of the three constructions in-progress were:

1. Expansion of Jizhuangzi Sewage Water Treatment Plant: 45.1%
2. Construction of Xianyanglu Sewage Water Treatment Plant: 19.7%
3. Construction of Beicang Sewage Water Treatment Plant: 6.1%

P.3

6.16 **The statement from the Board of Directors concerning the qualified opinion issued by the auditors**

☐ applicable √ not applicable

6.17 **The operation plan for the forthcoming year prepared by the Board of Directors**

√ applicable ☐ not applicable

In 2003, on the basis of performing the above tasks to the best extent, the Company will expand its operations, and actively seek to raise funds in order to facilitate the overall development of the Company. The major plans are as follows:

1) To continuously explore financing methods. The Company has applied to China Securities Regulatory Commission for the issue of A Shares Convertible Bonds. It will use its best endeavours to facilitate the completion of issue of convertible bonds. The Company will also explore other financing methods.

2) To continue the repair and upgrade of the internal structure of the sewage water treatment plants. Efforts will be made to schedule the work appropriately, so that no effect will be further incurred on the operation of sewage water processing in 2003.

3) To devote more efforts with respect to market development so as to expand the scale of the operations of the Company. By capitalising on the opportunities arising from the promotion of sewage water processing and the related environmental business for commercial operations by the State, the Company will increase its share in the sewage water processing market through expansion of its scope of operations on its own advantages, as well as actively developing business opportunities in surrounding area of Tianjin Municipality.

4) To strengthen its management. Measures have been adopted by the Company to reduce cost and improve efficiency. Leveraging on the integrated accreditation system with respects to quality control, environmental and occupational safety, the Company will continue to improve its internal management system and establish a modernised enterprise according to international advanced management standard.

5) To continue its project construction activities. To proceed with the completion of the expansion project of the Jizhuangzi Sewage Water Treatment Plant by the end of 2003.

6) To increase its efforts in scientific research. Emphasis will be placed by the Company in technological aspect in order to facilitate its development in operations and market expansion. The Company will continue the construction of its research and development centre. On the bases of its existing sewage water processing business, it is expected that more environmental friendly products, facilities and technologies for sewage processing purposes will be developed so as to bring improvement on the Company through technology advancement.

6.18 **Profit forecast for the forthcoming year**

☐ applicable √ not applicable

6.19 **The Board of Directors' proposal on the profit appropriation or transfer of capital reserve fund**

√ applicable ☐ not applicable

In accordance with the resolutions approved in the 29th meeting of the Second Board of the Company held on 20th February 2003, on the bases of 1,330,000,000 shares for the total share capital as at 31st December 2002, a cash dividend of Rmb 0.85 per 10 shares (before tax) will be paid to the shareholders, totalling Rmb 113,050,000. The Board of the Company also resolved to set aside 10% and 5% of the net profit calculated under PRC GAAP for the statutory common reserve and the statutory public welfare funds, amounting to Rmb 28,723,000 and Rmb 14,362,000, respectively.

7 **SIGNIFICANT EVENTS**

7.1 **Acquisition of assets**

√ applicable ☐ not applicable

Unit: Rmb

Parties and acquired assets	Date of acquisition	Consideration	Net profit contribution for the listed company from purchase date to the end of the year	Connected transaction (Yes/No)	Pricing policy
Sewage treatment plants: Xianyanglu Sewage Water Treatment Plant (under construction):	2002.12.31	59,289,789	0	Yes	according to Zhong Qi Hua Ping Yu Zi (2001) No. 97 for valuation and determined by domestic

Weibin and Mr. Guan Weili as independent directors of the Company and Mr. Wang Xiangfei and Mr. Gao Zongze were elected as independent directors of the Company. The enhancement of the system of independent directors will improve the corporate governance structure of the Company and protect the interests and benefits of the minority shareholders.

8 **REPORT OF THE SUPERVISORY COMMITTEE**

The Supervisory Committee of the Company conducted a serious and detailed examination on the financial systems and conditions of the Company. The Supervisory Committee is of the view that the financial statements of the Company for the year ended 31st December 2002 objectively and accurately reflect the financial conditions and operating results of the Company. During the reporting period, the connected transactions carried out by the Company were fair and reasonable and did not infringe the interests of the minority shareholders.

9 **FINANCIAL INFORMATION**

9.1 **Audit opinion**

The Company's financial statements for the year 2002 have been audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers, Certified Public Accountants. The PRC certified public accountants, Messrs Zhou Zhong Hui and Wang Xiao, have issued an auditors' report (PwC Shen Zi (2003) No. 278) with unqualified opinion.

9.2 **Prepared in accordance with HK GAAP**
Consolidated Profit and Loss Account (Audited)
For the year ended 31st December 2002

	Note	2002 Rmb'000	2001 Rmb'000
Turnover	1	633,858	563,207
Cost of sales		(146,136)	(131,649)
Gross profit		487,722	431,558
Other revenue		2,158	1,208
Administrative expenses		(46,047)	(33,623)
Other operating (expenses)/income, net		(726)	202
Operating profit		443,107	399,345
Finance costs	2	(14,571)	—
Profit before taxation		428,536	399,345
Taxation	3	(141,475)	(131,820)
Profit after taxation		287,061	267,525
Minority interests		175	109
Profit attributable to shareholders		287,236	267,634
Dividend	4	113,050	106,400
		Rmb	Rmb
Earnings per shares	5	0.22	0.20

1 **TURNOVER AND SEGMENT INFORMATION**

The Group is currently engaged in sewage water processing, sewage water processing plants construction, road and toll stations and Haihe Bridge project management operations.

(a) **Analysis of the Group's turnover**

	2002 Rmb'000	2001 Rmb'000
Revenue from Sewage water processing	377,684	394,957
Revenue from construction of sewage water processing plants	173,442	86,007
	551,126	480,964
Toll fee income	78,185	79,663
Haihe Bridge project management fees	4,547	2,580
	633,858	563,207

Pursuant to the PRC tax rules, the business of the Group is subject to PRC business tax levied at 5% of the operating revenue and government surcharges levied at 10% of the amount of business tax. The business tax and government surcharges related to revenue derived from the business of the Group during the year ended 31st December 2002 amounted to Rmb 36,891,000 (2001: Rmb 32,779,000), and has been deducted from the operating revenue to arrive at the turnover of the Group.

7 SIGNIFICANT EVENTS

7.1 Acquisition of assets

√ applicable ☐ not applicable

Unit: Rmb

Parties and acquired assets	Date of acquisition	Consideration	Net profit contribution for the listed company from purchase date to the end of the year	Connected transaction (Yes/No)	Pricing policy
Sewage treatment plants: Xianyanglu Sewage Water Treatment Plant (under construction);	2002.12.31	59,289,789	0	Yes	according to Zhong Qi Hua Ping Yu Zi (2001) No. 97 for valuation and determined by domestic auditors after auditing
The expansion project of the Jizhuangzi Sewage Treatment Plant (under construction);	2002.12.31	78,460,395	0		
Beicang Sewage Treatment Plant (under construction)	2002.12.31	141,496	0		

Note: The acquisition of the assets has no significant effect on the continuity of the Company's business and stability of the management team.

7.2 Disposal of assets

☐ applicable √ not applicable

7.3 Material guarantees

☐ applicable √ not applicable

7.4 Connected debts and liabilities

√ applicable ☐ not applicable

Units: Rmb'000

Connected parties	Funds provided to connected parties		Funds provided by the connected parties to the listed company	
	Initial amount	Balance	Initial amount	Balance
Tianjin Sewage Company	0	0	104,093	105,565
Total	0	0	104,093	105,565

7.5 Asset management on trust

☐ applicable √ not applicable

7.6 Implementation of undertakings

☐ applicable √ not applicable

7.7 Material litigation and arbitration

☐ applicable √ not applicable

7.8 Performance of responsibilities by the independent directors

The Company established the system of independent directors in accordance with The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Board of Directors comprises of three independent directors, representing one-third of all the members of the Board. Each of the independent director is familiar with the conditions of the business and operations of the Company. They have attended meetings of the Board and the shareholders' general meetings in a serious and responsible manner, and have given independent opinions. They have participated in relevant training proactively so as to understand the rights, duties and responsibilities of an independent director. According to "The Rules Governing the Independent Directors of the Listed Company" issued by China Securities Regulatory Commission, the independent directors, Mr. Li Weibin, who is the partner of a law firm in Hong Kong that provides legal services for the Company, and Mr. Guan Weili, who had been the independent director of the Company for more than six consecutive years, are considered not appropriate to further assume their roles as independent directors of the Company. In the Company's 2001 Annual General Meeting and the 10th shareholders' meeting held on 16th April 2002, the Shareholders approved the resignations of Mr. Li

(a) Analysis of the Group's ...

	2002 Rmb'000	2001 Rmb'000
Revenue from Sewage water processing	377,684	394,957
Revenue from construction of sewage water processing plants	173,442	86,007
	551,126	480,964
Toll fee income	78,185	79,663
Haihe Bridge project management fees	4,547	2,580
	633,858	563,207

Pursuant to the PRC tax rules, the business of the Group is subject to PRC business tax levied at 5% of the operating revenue and government surcharges levied at 10% of the amount of business tax. The business tax and government surcharges related to revenue derived from the business of the Group during the year ended 31st December 2002 amounted to Rmb 36,891,000 (2001: Rmb 32,779,000), and has been deducted from the operating revenue to arrive at the turnover of the Group.

(b) **Business segment analysis**

	Sewage water processing and construction of sewage water processing plants 2002 RMB'000	Road and toll stations 2002 RMB'000	Haihe Bridge construction management 2002 RMB'000	Group 2002 RMB'000
Turnover	551,126	78,185	4,547	633,858
Segment results	386,480	38,585	3,471	428,536
Taxation				(141,475)
Profit after taxation				287,061
Minority interests				175
Profit attributable to shareholders				287,236
Depreciation and amortization	40,094	10,780	—	50,874

	Sewage water processing and construction of sewage water processing plants 2001 RMB'000	Road and toll stations 2001 RMB'000	Haihe Bridge construction management 2001 RMB'000	Group 2001 RMB'000
Turnover	480,964	79,663	2,580	563,207
Segment results	356,756	40,671	1,918	399,345
Taxation				(131,820)
Profit after taxation				267,525
Minority interests				109
Profit attributable to shareholders				267,634
Depreciation and amortization	39,051	14,243	—	53,294

No geographical segment analysis is presented since all of the Group's operations are in the PRC.

2 FINANCE COSTS

	2002 Rmb'000	2001 Rmb'000
Interest on bank loans	20,899	—
Less: Interest capitalised to construction-in-progress	(6,328)	—
	14,571	—

3 TAXATION

No Hong Kong profits tax has been provided as the Group has no taxable profits in Hong Kong (2001: nil). PRC income tax has been charged at 33% on the assessable profits of the Group.

	2002 Rmb'000	2001 Rmb'000
PRC income tax	141,475	131,820

There is no material unprovided deferred taxation of the Group for the year (2001: nil).

4 **DIVIDEND**

	2002 Rmb'000	2001 Rmb'000
Final, proposed of Rmb 0.85 (2001: Rmb 0.80) per ten shares	113,050	106,400

At a meeting held on 20th February 2003, the Board of Directors of the Company proposed to distribute a final dividend of Rmb 0.85 per every ten shares held by the shareholders, totalling Rmb 113,050,000, based on the total number of shares of 1,330,000,000 as at 31st December 2002. The proposed dividend is not reflected as a dividend payable in these accounts but will be reflected as an appropriation of retained earnings for the year ending 31 December 2003.

5 **EARNINGS PER SHARE**

The calculation of earnings per share is based on the profit attributable to shareholders of Rmb 287,236,000 (2001: Rmb 267,634,000) and 1,330,000,000 shares (2001:1,330,000,000 shares) in issue during the year.

6 **TRANSFER TO RESERVES**

The Group transfers Rmb 28,723,000 and Rmb 14,362,000 (2001: Rmb 26,764,000 and Rmb 13,382,000) respectively to the statutory common reserve and statutory provident fund during the year, representing 5% and 10% of the net profit of the Company, in accordance with the Company's Articles of Associations.

9.3 **Prepared in accordance with PRC GAAP**

Balance Sheets (Audited)
As at 31st December 2002

	Group 31st December 2002 Rmb'000	Group 31st December 2001 Rmb'000	Company 31st December 2002 Rmb'000	Company 31st December 2001 Rmb'000
ASSETS				
CURRENT ASSETS				
Cash and bank balances	537,929	260,468	515,507	208,770
Accounts receivable	28,704	132,312	28,232	132,312
Other receivables	1,419	548	1,078	530
Prepayments to suppliers	1,871	215,140	253	215,026
Inventories	2,440	2,514	2,440	2,514
Total current assets	572,363	610,982	547,510	559,152
LONG-TERM INVESTMENTS				
Long-term equity investments	4,000	4,000	19,439	21,018
FIXED ASSETS AND CONSTRUCTION IN PROGRESS				
Fixed assets — cost	1,757,717	1,754,719	1,755,436	1,751,406
Less: Accumulated depreciation	(493,021)	(442,717)	(492,771)	(442,717)
Fixed assets — net book value	1,264,696	1,312,002	1,262,665	1,308,689

Profit Appropriate Statements (Audited)
For the year ended 31st December 2002

	Group 2002 Rmb'000	Group 2001 Rmb'000	Company 2002 Rmb'000	Company 2001 Rmb'000
Net profit	287,236	267,634	287,236	267,634
Add: Undistributed profits at beginning of the year	127,349	6,261	127,349	6,261
Profits available for appropriation	414,585	273,895	414,585	273,895
Less: Transfer to statutory common reserve	(28,723)	(26,764)	(28,723)	(26,764)
Transfer to statutory provident fund	(14,362)	(13,382)	(14,362)	(13,382)
Profit attributable to shareholders	371,500	233,749	371,500	233,749
Less: Dividend payable	(113,050)	(106,400)	(113,050)	(106,400)
Undistributed profits at the end of the year	258,450	127,349	258,450	127,349

Cash Flow Statements (Audited)
For the year ended 31st December 2002

Items	Group 2002 Rmb'000	Company 2002 Rmb'000
Cash flows from operating activities		
Cash inflows:		
Cash received from rendering of services	704,399	703,428
Other cash received relating to operating activities	52	52
Sub-total of cash inflows	704,451	703,480
Cash outflows:		
Cash paid for goods and services	(67,663)	(66,740)
Cash paid to and on behalf of employees	(37,515)	(36,304)
Taxes paid	(206,849)	(206,836)
Other cash paid relating to operating activities	(33,076)	(31,923)
Sub-total of cash outflows	(345,103)	(341,803)
Net cash flows from operating activities	359,348	361,677
Cash flows from investing activities		
Cash inflows:		
Cash received from settlement of the related assets and liabilities of the sewage water processing plants construction projects	354,362	354,362
Other cash received relating to investing activities	2,158	2,073
Sub-total of cash inflows	356,520	356,435
Cash outflows:		
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(373,802)	(286,294)
Net cash flows from investing activities	(17,282)	70,141
Cash flows from financing activities		
Cash inflows:		
Cash received from borrowings	30,000	—
Cash received relating to other financing activities	30,476	—
Sub-total of cash inflows	60,476	—

Long-term equity investments	4,000	4,000	19,439	21,018
FIXED ASSETS AND CONSTRUCTION IN PROGRESS				
Fixed assets — cost	1,757,717	1,754,719	1,755,436	1,751,406
Less: Accumulated depreciation	(493,021)	(442,717)	(492,771)	(442,717)
Fixed assets — net book value	1,264,696	1,312,002	1,262,665	1,308,689
Construction in progress	915,949	—	825,625	—
Total fixed assets and construction in Progress	2,180,645	1,312,002	2,088,290	1,308,689
TOTAL ASSETS	2,757,008	1,926,984	2,655,239	1,888,859
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Short-term loan	30,000	—	—	—
Accounts payable	1,862	209	414	199
Advances from customers	89,597	—	89,597	—
Welfare payable	5,753	3,471	5,733	3,465
Dividend payable	115,268	106,400	115,268	106,400
Taxes payable	21,196	46,597	21,191	46,593
Other accruals	482	2,200	465	2,200
Other payables	176,523	157,545	174,635	157,531
Accrued expenses	5,861	4,583	5,862	4,583
Total current liabilities	446,542	321,005	413,165	320,971
LONG-TERM LIABILITIES				
Long-term loan	500,000	—	500,000	—
Specific payables	66,676	36,200	—	—
Total long-term liabilities	566,676	36,200	500,000	—
TOTAL LIABILITIES	1,013,218	357,205	913,165	320,971
MINORITY INTERESTS	1,716	1,891	—	—
SHAREHOLDERS' EQUITY				
Share capital	1,330,000	1,330,000	1,330,000	1,330,000
Capital reserve fund	69,289	69,289	69,289	69,289
General reserves	84,335	41,250	84,335	41,250
Including:				
Statutory common reserve	56,223	27,500	56,223	27,500
Statutory provident fund	28,112	13,750	28,112	13,750
Undistributed profits	258,450	127,349	258,450	127,349
Total shareholders' equity	1,742,074	1,567,888	1,742,074	1,567,888
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,757,008	1,926,984	2,655,239	1,888,859

Profit and Loss Accounts (Audited)
For the year ended 31st December 2002

	Group		Company	
	2002	**2001**	**2002**	**2001**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Income from principal operations	670,749	595,986	670,749	595,986
Less: Costs for principal operations	(146,136)	(131,649)	(146,136)	(131,649)
Business tax and surcharges	(36,891)	(32,779)	(36,891)	(32,779)
Profit from principal operations	487,722	431,558	487,722	431,558
Add: Profit from other operations	514	89	10	12
Less: Administrative expenses	(46,047)	(33,623)	(43,705)	(32,385)
Financial (expense)/income — net	(12,511)	1,196	(12,595)	1,126
Operating profit	429,678	399,220	431,432	400,311
Less: Investment loss	—	—	(1,579)	(982)
Add: Non-operating income	42	317	42	317
Less: Non-operating expenses	(1,184)	(192)	(1,184)	(192)
Total profit	428,536	399,345	428,711	399,454
Less: Income tax	(141,475)	(131,820)	(141,475)	(131,820)
Minority interests	175	109	—	—
Net profit	287,236	267,634	287,236	267,634

Cash flows from financing activities		
Cash inflows:		
Cash received from borrowings	30,000	—
Cash received relating to other financing activities	30,476	—
Sub-total of cash inflows	60,476	—
Cash outflows:		
Cash payments for distribution of dividends or profits	(104,182)	(104,182)
Cash payments for interest expenses	(20,899)	(20,899)
Sub-total of cash outflows	(125,081)	(125,081)
Net cash flows from financing activities	(64,605)	(125,081)
Net increase in cash	277,461	306,737

Supplementary Information

	Group 2002 *Rmb'000*	Company 2002 *Rmb'000*
(i) Reconciliation of net profit to net cash flows from operating activities		
Net profit	287,236	287,236
Add/(Less):		
Minority interests	(175)	—
Depreciation and amortisation of fixed assets	50,874	50,624
Losses on disposal of fixed assets	1,088	1,088
Interest expense	14,571	14,571
Loss on investments	—	1,579
Decrease in inventories	74	74
Decrease in operating receivables	100,327	101,205
Decrease in operating payables	(94,647)	(94,700)
Net cash flows from operating activities	359,348	361,677
(ii) Net increase in cash		
Cash at end of the year	537,929	515,507
Less: Cash at beginning of the year	(260,468)	(208,770)
Net increase in cash	277,461	306,737

9.4 ***Significant differences between PRC GAAP and HK GAAP***

Differences between the accounts prepared under PRC GAAP and HK GAAP for the year ended 31st December 2002 are as follows:

	Profit distributable to shareholders		Net asset value	
	Group	**Company**	**Group**	**Company**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
As reported under PRC GAAP	287,236	287,236	1,742,074	1,742,074
Reversal of equity accounting of the loss of a subsidiary	—	1,579	—	2,561
2002 proposed final dividend	—	—	113,050	113,050
As reported under HK GAAP	287,236	288,815	1,855,124	1,857,685

10 SALE AND PURCHASE OR REPURCHASE OF SHARES OF THE COMPANY

During the year under review, the Company and its subsidiaries did not purchase, sell or repurchase any shares of the Company.

11 CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not or was not, for any part of the year, in compliance with the Code of Best Practice.

12 PUBLICATION OF FINANCIAL INFORMATION

The Company's 2002 annual report which sets out all the information required by paragraphs 45(1) to 45(3) inclusive in Appendix 16 of the Listing Rules will be available for publication on the website of The Stock Exchange of Hong Kong Limited (*http://www.hkex.com.hk*) as soon as possible.

By Order of the Board
Ma Baiyu
Chairman

Tianjin, the PRC
20th February 2003

P.5

03 JUN 24 AM 7:21

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the eleventh Annual General Meeting ("AGM") of members of Tianjin Capital Environmental Protection Company Limited (the "Company") will be held at 4/F., Conference Room, the Company, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC") on 8th April, 2003 at 10:30 a.m. for the purpose of considering and passing the resolutions as listed below:

I. **As ordinary resolutions:**

1. To consider and approve the Annual Report of the Company for the year 2002;
2. To consider and approve the Accounts of the Company for the year 2002, audited by the domestic and international certified public accountants;
3. To consider and approve the Report of the Directors of the Company for the year 2002;
4. To consider and approve the Financial Report of the Company for the year 2002 and Financial Budget for the year 2003;
5. To consider and approve the proposal in respect of the Profit Appropriation Plan of the Company for the year 2002;
6. To consider and approve the proposals relating to the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. and PricewaterhouseCoopers Hong Kong as the domestic and international auditors of the Company;
7. To consider and approve the operating and development plans of the Company for 2003;
8. To consider and approve the Report of the Supervisory Committee for the year 2002;
9. To consider and approve the resolution for loans application for three constructions in-progress in respect of Xianyanglu Sewage Water Treatment Plant, Beicang Sewage Water Treatment Plant and Jizhuangzi Sewage Water Treatment Plant passed in the 27th meeting of the Second Board.

   The Company would apply to China Everbright Bank, Tianjin Branch for a loan of Rmb700 million on pledge of fixed assets for a term of nine years. It is intended that such funding will be applied to the expansion of Tianjin Jizhuangzi Sewage Processing Plant (including the sewage disposal projects in south-eastern suburb), Tianjin Xianyanglu Sewage Processing Plant Construction Project and Tianjin Beicang Sewage Processing Plant Construction Project. The application of such loans is subject to consideration and approval from the shareholders' general meeting.
10. To consider and approve the proposal relating to the extension of the maturity period of the A Shares Convertible Bonds of the Company; it is proposed that the maturity period will be extended for one more year from the maturity date.

II. **As special resolutions:**

1. To consider and approve the proposal on the amendments of "the Rules Governing the Procedures for Operating the Meeting of the Board of Directors":

   Amendments to "Rules Governing the Procedures for Operating the Procedures for Operating the Meeting of the Board of Directors":

   Chapter 2 Powers of the Board Article 5 (11)

   Existing provision:

   (11) to consider and approve the Company's loans of more than Rmb 5 million, but below Rmb 50 million, or representing less than 10% of the latest audited net asset value of the Company;

   Amended as:

   (11) to consider and approve the Company's loans of the higher of more than Rmb 50 million but below Rmb 150 million, or representing less than 10% of the latest audited net asset value of the Company.

2. To consider and approve the proposal on the grant of mandate to the Board for the allotment and issue of new Shares (H Shares) not exceeding 20% of existing H Shares issued and outstanding (please refer to the announcement of the 29th meeting of the Second Board of the Company for details):

   a) Subject to paragraphs c) and d), and pursuant to the Rules Governing the Listing of Securities of Hong Kong Stock Exchange Limited (as amended from time to time) and the Company Law of the People's Republic of China ("PRC"), the Directors of the Company are authorized to exercise all the rights of the Company, to allot and issue new Shares individually and collectively during the Relevant Period is generally and unconditionally approved, and the terms and conditions for the Directors to exercise their authority to determine the allotment and issue of new Shares include, inter alia:

      (1) the number of new Shares to be issued;

      (2) the Issue Price of the new Shares;

      (3) the date for the commencement and closing of the issue;

      (4) the number of new Shares to be issued to the existing shareholders; and

      (5) to make or grant offer proposals, agreements and options as may be necessary in the exercise of such powers.

   b) To make or grant offer proposals, agreements and options to the Directors of the Company as required or may be required in the exercise of such powers during the Relevant Period as referred to in paragraph a) or after the expiry of the Relevant Period.

   c) The total nominal amount of overseas listed foreign shares (other than those issued under the PRC Company Law and the Articles of Association of the Company (the "Articles of Association") by the capitalisation of the statutory capital reserve fund) agreed to allot or conditionally or unconditionally agreed to allot by the Directors of the Company pursuant to paragraph a) (whether pursuant to the exercise of options or otherwise) shall not exceed 20% of the overseas listed foreign shares of the Company existing in issue.

   d) Upon the exercise of the powers pursuant to paragraph a) above, the Directors of the Company shall

      (1) comply with the PRC Company Law and the Rules governing the listing of securities of Hong Kong Stock Exchange Limited (as amended from time to time); and

      (2) obtain the approval from China Securities Regulatory Commission.

   e) For the purpose of this resolution:

      "Relevant Period" refers to the period from the date of the passing of this resolution to the earliest of following three:

      (1) twelve months after the passing of this resolution;

      (2) conclusion of the forthcoming annual general meeting of the Company; and

      (3) the date of the passing of a special resolution to revoke or amend the mandate as referred to in this resolution by shareholders in shareholders general meeting.

   f) Subject to the approval by the relevant authorities of the PRC and pursuant to the PRC Company Law, the Directors of the Company is authorized to increase the registered capital of the Company to the required amount respectively when exercising the powers under paragraph a) above.

   Subject to the approval by the relevant authorities of the PRC, the Board of Directors is authorized to make appropriate and necessary amendments to the Articles of Association, so as to reflect the changes in the capital of the Company that may have arisen under this mandate.

III. **Other business:**

Please refer to the announcements of the 2002 Annual Report, the highlights of the 2002 Annual Report and the resolutions of the 29th Meeting of the Second Board published on the web for the above details.

By order of the Board
Fu Yana Ip Pui Sum
Company Secretaries

Tianjin, the PRC
20th February, 2003

Notes:

1. The register of members of the Company's H Shares will be closed from 7th March, 2003 to 8th April, 2003, both days inclusive, for the purpose

To: Tianjin Capital E
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Tianjin, the PRC
20th February, 20

The 21st Meetin
(hereinafter refer
Environmental Pr

(1) comply with the PRC Company Law and the Rules governing the listing of securities of Hong Kong Stock Exchange Limited (as amended from time to time); and

(2) obtain the approval from China Securities Regulatory Commission.

e) For the purpose of this resolution:

"Relevant Period" refers to the period from the date of the passing of this resolution to the earliest of following three:

(1) twelve months after the passing of this resolution;

(2) conclusion of the forthcoming annual general meeting of the Company; and

(3) the date of the passing of a special resolution to revoke or amend the mandate as referred to in this resolution by shareholders in shareholders general meeting.

f) Subject to the approval by the relevant authorities of the PRC and pursuant to the PRC Company Law, the Directors of the Company is authorized to increase the registered capital of the Company to the required amount respectively when exercising the powers under paragraph a) above.

Subject to the approval by the relevant authorities of the PRC, the Board of Directors is authorized to make appropriate and necessary amendments to the Articles of Association, so as to reflect the changes in the capital of the Company that may have arisen under this mandate.

III. **Other business:**

Please refer to the announcements of the 2002 Annual Report, the highlights of the 2002 Annual Report and the resolutions of the 29th Meeting of the Second Board published on the web for the above details.

By order of the Board
Fu Yana Ip Pui Sum
Company Secretaries

Tianjin, the PRC
20th February, 2003

Notes:

1. *The register of members of the Company's H Shares will be closed from 7th March, 2003 to 8th April, 2003, both days inclusive, for the purpose* of determining a Shareholder's List for the AGM. The last lodgement for share transfer must be made on 6th March, 2003 at Hong Kong Registrars Limited by or before 4:00 pm. The book closing date of the register of members of the Company's H Shares for the purpose of determining a Shareholder's List for the distribution of final dividend will be announced after the AGM.

2. Each Shareholder having the rights to attend and vote at the AGM is entitled to appoint one or more proxies (whether a Shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one Shareholder, such proxy shall only exercise his voting rights on a poll.

3. Shareholders can appoint a proxy by an instrument in writing (i.e. by using the enclosed Proxy Form). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or *other documents of authorisation must be delivered to the above legal address of the Company in not less than 24 hours before the time scheduled* for the holding of the AGM.

4. *Shareholders or proxies who intend to attend the AGM are asked to send the reply slip for attendance duly completed and signed to the Secretarial Office on or before 18th March, 2003 in person, by post or by fax. Please use the Proxy Form or its duplicate in writing.*

5. *Shareholders or their proxies shall present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy shall also present the Proxy Form.*

6. The AGM is expected to last for about half a day. The shareholders and proxies attending the AGM shall be responsible for their own travelling *and accommodation expenses.*

Principal office address of the Company: No. 45 Guizhou Road, Heping District, Tianjin, the PRC

Postal Code: 300051

Telephone: (8622)-23523036

Facsimile: (8622)-23523100

13. The proposal on the est

14. The proposal on the ar Directors" was conside

15. The proposal on the cre approved;

16. The proposal on the ex considered and approv

17. The proposal on the gr and approved; and

18. The proposals on conv and the Notice for AG

(Resolutions Nos. 1, 2, 3, 4, 5 for approval.)

Tianjin, the PRC
20th February, 2003

(a joint s

An

The 21st Meeting of the S (hereinafter referred to as th Environmental Protection Co present and 5 supervisors we of Company Law and the A therefore he could not attend Committee. The meeting con

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3. agreed with the financ

4. agreed with the Final

5. agreed with the Profit

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7. PricewaterhouseCoop respective auditors' r financial situation an

Tianjin, the PRC
20th February, 2003

Listed Companies Information

03 JUN 24 AM 7:21

TIANJIN CAPITAL<01065> - Exceptional Turnover Movement

The Stock Exchange has received a message from Tianjin Capital Environmental Protection Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

We have noted the recent increase in the trading volume of shares of the Company (the "Shares") and wishes to state that we are not aware of any reasons for such increase.

Save and except for the announcement of final results for the year ended 31st December, 2002 of the Company dated 20th February, 2003, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of the Company individually and jointly accept responsibility for the accuracy of this statement.

By the Order of the Board
Tianjin Capital Environmental Protection Company Limited

Ip Pui Sum
Company Secretary

Tianjin, the PRC, 21st February, 2003"

33

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

03 JUN 24 7:21

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

SUMMARY

The eleventh annual general meeting (the "AGM") of the Company was held on 8th April 2003 at 10:30 a.m.

Reference is made to the announcement made by the Company on 21st February 2003 (the "Announcement") and the circular of the Company despatched to the Shareholders on 21st February 2003 (the "Circular"). Unless otherwise defined terms used in this announcement shall have the same meanings as defined in the Circular.

RESULTS OF THE AGM

The Directors are pleased to announce that the AGM of the Company was held at 4/F, Conference Room of the Company, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC") on 8th April 2003 at 10:30 a.m.

The procedure regarding the holding of AGM fulfils the requirement of the Company Law of the PRC and the articles of association of the Company (the "Articles"). The AGM was chaired by the chairman of the Company Ms. Ma Bai Yu.

I. **As ordinary resolutions:**

1. To consider and approve the Annual Report of the Company for the year 2002;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

2. To consider and approve the Accounts of the Company for the year 2002, audited by the domestic and international certified public accountants;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

3. To consider and approve the Report of the Directors of the Company for the year 2002;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

4. To consider and approve the Financial Report of the Company for the year 2002 and Financial Budget for the year 2003;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

5. To consider and approve the proposal in respect of the Profit Appropriation Plan of the Company for the year 2002;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

6. To consider and approve the proposals relating to the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. and PricewaterhouseCoopers as the domestic and international auditors of the Company;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

7. To consider and approve the operating and development plans of the Company for 2003;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

8. To consider and approve the Report of the Supervisory Committee for the year 2002;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

9. To consider and approve the resolution for loans application for three constructions-in-progress in respect of Xianyanglu Sewage Water Treatment Plant, Beicang Sewage Water Treatment Plant and Jizhuangzi Sewage Water Treatment Plant passed in the 27th meeting of the Second Board.

   The Company would apply to China Everbright Bank, Tianjin Branch for a loan of Rmb 700 million on pledge of fixed assets for a term of nine years. It is intended that such funding will be applied to the expansion of Tianjin Jizhuangzi Sewage Processing Plant (including the sewage disposal projects in south-eastern suburb), Tianjin Xianyanglu Sewage Processing Plant Construction Project and Tianjin Beicang Sewage Processing Plant Construction Project. The application of such loans is subject to consideration and approval from the shareholders' general meeting.

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

10. To consider and approve the proposal relating to the extension of the maturity period of the A Shares Convertible Bonds of the Company; it is proposed that the maturity period will be extended for one more year from the maturity date.

    (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
    (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

II. **As special resolutions:**

1. To consider and approve the proposal on the amendments of "the Rules Governing the Procedures for Operating the Meeting of the Board of Directors":

   Amendments to "Rules Governing the Procedures for Operating the Procedures for Operating the Meeting of the Board of Directors" Chapter 2 Powers of the Board Article 5 (11)

   Existing provision:

   (11) to consider and approve the Company's loans of more than Rmb 5 million, but below Rmb 50 million, or representing less than 10% of the latest audited net asset value of the Company;

   Amended as:

   (11) to consider and approve the Company's loans of the higher of more than Rmb 50 million but below Rmb 150 million, or representing less than 10% of the latest audited net asset value of the Company.

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

2. To consider and approve the proposal on the grant of mandate to the Board for the allotment and issue of new shares (H Shares) not exceeding 20% of existing H Shares issued and outstanding (please refer to the announcement of the 29th meeting of the Second Board of the Company for details):

   a) Subject to paragraphs c) and d), and pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and the Company Law of the People's Republic of China ("PRC"), the Directors of the Company are authorized to exercise all the rights of the Company, to allot and issue new Shares individually and collectively during the Relevant Period is generally and unconditionally approved, and the terms and conditions for the Directors to exercise their authority to determine the allotment and issue of new Shares include, inter alia:

      (1) the number of new Shares to be issued;
      (2) the Issue Price of the new Shares;
      (3) the date for the commencement and closing of the issue;
      (4) the number of new Shares to be issued to the existing shareholders; and
      (5) to make or grant offer proposals, agreements and options as may be necessary in the exercise of such powers.

   b) To make or grant offer proposals, agreements and options to the Directors of the Company as required or may be required in the exercise of such powers during the Relevant Period as referred to in paragraph a) or after the expiry of the Relevant Period.

   c) The total nominal amount of overseas listed foreign shares (other than those issued under the PRC Company Law and the Articles of Association of the Company (the "Articles of Association") by the capitalisation of the statutory capital reserve fund) agreed to allot or conditionally or unconditionally agreed to allot by the Directors of the Company pursuant to paragraph a) (whether pursuant to the exercise of options or otherwise) shall not exceed 20% of the overseas listed foreign shares of the Company existing in issue.

   d) Upon the exercise of the powers pursuant to paragraph a) above, the Directors of the Company shall

      (1) comply with the PRC Company Law and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time); and
      (2) obtain the approval from the China Securities Regulatory Commission.

   e) For the purpose of this resolution:

      "Relevant Period" refers to the period from the date of the passing of this resolution to the earliest of following three:

      (1) twelve months after the passing of this resolution;
      (2) conclusion of the forthcoming annual general meeting of the Company; and
      (3) the date of the passing of a special resolution to revoke or amend the mandate as referred to in this resolution by shareholders in shareholders' general meeting.

   f) Subject to the approval by the relevant authorities of the PRC and pursuant to the PRC Company Law, the Directors of the Company is authorized to increase the registered capital of the Company to the required amount respectively when exercising the powers under paragraph a) above.

   Subject to the approval by the relevant authorities of the PRC, the Board of Directors is authorized to make appropriate and necessary amendments to the Articles of Association, so as to reflect the changes in the capital of the Company that may have arisen under this mandate.

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)

   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

By order of the Board
Ma Bai Yu
Chairman

Tianjin, the PRC
8th April 2003

34

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

SUMMARY

The eleventh annual general meeting (the "AGM") of the Company was held on 8th April 2003 at 10:30 a.m.

Reference is made to the announcement made by the Company on 21st February 2003 (the "Announcement") and the circular of the Company despatched to the Shareholders on 21st February 2003 (the "Circular"). Unless otherwise defined.terms used in this announcement shall have the same meanings as defined in the Circular.

RESULTS OF THE AGM

The Directors are pleased to announce that the AGM of the Company was held at 4/F, Conference Room of the Company, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC") on 8th April 2003 at 10:30 a.m.

The procedure regarding the holding of AGM fulfils the requirement of the Company Law of the PRC and the articles of association of the Company (the "Articles"). The AGM was chaired by the chairman of the Company Ms. Ma Bai Yu.

I. **As ordinary resolutions:**

1. To consider and approve the Annual Report of the Company for the year 2002;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

2. To consider and approve the Accounts of the Company for the year 2002, audited by the domestic and international certified public accountants;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

3. To consider and approve the Report of the Directors of the Company for the year 2002;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

4. To consider and approve the Financial Report of the Company for the year 2002 and Financial Budget for the year 2003;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

5. To consider and approve the proposal in respect of the Profit Appropriation Plan of the Company for the year 2002;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

6. To consider and approve the proposals relating to the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. and PricewaterhouseCoopers as the domestic and international auditors of the Company;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

7. To consider and approve the operating and development plans of the Company for 2003:

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

8. To consider and approve the Report of the Supervisory Committee for the year 2002;

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

9. To consider and approve the resolution for loans application for three constructions-in-progress in respect of Xianyanglu Sewage Water Treatment Plant, Beicang Sewage Water Treatment Plant and Jizhuangzi Sewage Water Treatment Plant passed in the 27th meeting of the Second Board.

   The Company would apply to China Everbright Bank, Tianjin Branch for a loan of Rmb 700 million on pledge of fixed assets for a term of nine years. It is intended that such funding will be applied to the expansion of Tianjin Jizhuangzi Sewage Processing Plant (including the sewage disposal projects in south-eastern suburb), Tianjin Xianyanglu Sewage Processing Plant Construction Project and Tianjin Beicang Sewage Processing Plant Construction Project. The application of such loans is subject to consideration and approval from the shareholders' general meeting.

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

10. To consider and approve the proposal relating to the extension of the maturity period of the A Shares Convertible Bonds of the Company; it is proposed that the maturity period will be extended for one more year from the maturity date.

    (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
    (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

II. **As special resolutions:**

1. To consider and approve the proposal on the amendments of "the Rules Governing the Procedures for Operating the Meeting of the Board of Directors":

   Amendments to "Rules Governing the Procedures for Operating the Procedures for Operating the Meeting of the Board of Directors" Chapter 2 Powers of the Board Article 5 (11)

   Existing provision:

   (11) *to consider and approve the Company's loans of more than Rmb 5 million, but below Rmb 50 million, or representing less than 10% of the latest audited net asset value of the Company;*

   Amended as:

   (11) to consider and approve the Company's loans of the higher of more than Rmb 50 million but below Rmb 150 million, or representing less than 10% of the latest audited net asset value of the Company.

   (approximately 859.7 million shares votes in favour, constitute 99.74% of votes)
   (approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

2. To consider and approve the proposal on the grant of mandate to the Board for the allotment and issue of new shares (H Shares) not exceeding 20% of existing H Shares issued and outstanding (please refer to the announcement of the 29th meeting of the Second Board of the Company for details):

   a) Subject to paragraphs c) and d), and pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and the Company Law of the People's Republic of China ("PRC"), the Directors of the Company are authorized to exercise all the rights of the Company, to allot and issue new Shares individually and collectively during the Relevant Period is generally and unconditionally approved, and the terms and conditions for the Directors to exercise their authority to determine the allotment and issue of new Shares include, inter alia:

      (1) the number of new Shares to be issued;
      (2) the Issue Price of the new Shares;
      (3) the date for the commencement and closing of the issue;
      (4) the number of new Shares to be issued to the existing shareholders; and
      (5) to make or grant offer proposals, agreements and options as may be necessary in the exercise of such powers.

   b) To make or grant offer proposals, agreements and options to the Directors of the Company as required or may be required in the exercise of such powers during the Relevant Period as referred to in paragraph a) or after the expiry of the Relevant Period.

   c) The total nominal amount of overseas listed foreign shares (other than those issued under the PRC Company Law and the Articles of Association of the Company (the "Articles of Association") by the capitalisation of the statutory capital reserve fund) agreed to allot or conditionally or unconditionally agreed to allot by the Directors of the Company pursuant to paragraph a) (whether pursuant to the exercise of options or otherwise) shall not exceed 20% of the overseas listed foreign shares of the Company existing in issue.

   d) Upon the exercise of the powers pursuant to paragraph a) above, the Directors of the Company shall

      (1) comply with the PRC Company Law and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time); and
      (2) obtain the approval from the China Securities Regulatory Commission.

   e) For the purpose of this resolution:

      "Relevant Period" refers to the period from the date of the passing of this resolution to the earliest of following three:

      (1) twelve months after the passing of this resolution;
      (2) conclusion of the forthcoming annual general meeting of the Company; and
      (3) the date of the passing of a special resolution to revoke or amend the mandate as referred to in this resolution by shareholders in shareholders' general meeting.

   f) Subject to the approval by the relevant authorities of the PRC and pursuant to the PRC Company Law, the Directors of the Company is authorized to increase the registered capital of the Company to the required amount respectively when exercising the powers under paragraph a) above.

Subject to the approval by the relevant authorities of the PRC, the Board of Directors is authorized to make appropriate and necessary amendments to the Articles of Association, so as to reflect the changes in the capital of the Company that may have arisen under this mandate.

(approximately 859.7 million shares votes in favour, constitute 99.74% of votes)

(approximately 2.2 million shares votes in objection, constitute 0.26% of votes)

By order of the Board
Ma Bai Yu
Chairman

Tianjin, the PRC
8th April 2003

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

To: The shareholders and other recipients
to whom a copy of the 2002 Annual Report
of the Company has been sent

Dear Sirs,

CORRIGENDUM

We refer to the 2002 annual report ("Annual Report") of Tianjin Capital Environmental Protection Company Limited (the "Company") sent to you on 17th March 2003.

We wish to provide additional information of biography of directors, supervisors and senior management on page 32 to page 35 in the Annual Report. The information of Mr. Zhu Yanbo, the deputy general manager, and updated information of Mr. Wang Xiangfei, the independent non-executive director, are stated as follows:

"Mr. Zhu Yanbo, aged 54, senior engineer of professor level, holding an Engineering Master degree with major in environment engineering. Mr. Zhu graduated from Tsing Hua University and Tianjin University in 1974 and 1995, and has about 30 years' experiences in the water supplying and draining, waste water treatment field. Mr. Zhu had joined Tianjin Sewage Management Division (天津排水管理處) since 1974, and had been the head of technological department and deputy head in charge of various duties including technology, planning design and management. In 1984, Tianjin Jizhuangzi Waste Water Treatment Plant, the first large municipal comprehensive waste water treatment plant in the PRC, was put into operation, and Mr. Zhu was the head of the plant. In 1994, Mr. Zhu was appointed as the head of Tianjin Waste Water Research Institute, and was the chief engineer in Tianjin Sewerage Management Department from 1996 to March 2002. Mr. Zhu has pursuit his education in reputable water treatment institutions in Sweden, Japan, and has taken up important positions in many social organisations in the water supplying and draining in the PRC, and has been in charge of many key technological projects of the state in waste water treatment of international advanced level and domestic leading level, organised the preparation of various industrial standards in water supplying and draining and waste water treatment industry, and obtained invention patent of netted membranous aerator granted by the State Patent Bureau. Mr. Zhu has joined Tianjin Capital Environmental Protection Company Limited since March 2002.

Mr. WANG Xiangfei, aged 51, is the independent non-executive director of the Company and is an assistant general manager of China Everbright Holdings Company Limited. Mr. Wang graduated from Renmin University of China, majored in finance, and obtained a Bachelor Degree in Economics. He had been the directors of many listed companies owned by China Everbright in Hong Kong and Singapore and a chief executive officer of a listed company in Hong Kong. He is an independent non-executive director of Chongqing Iron & Steel Co. Ltd., a listed company in Hong Kong. Mr. Wang

has extensive business connection, and rich experiences in investment, industrial management, finance, accounting, trading and the operation of a listed company. Mr. Wang is a qualified senior accountant in the PRC. Mr. Wang has been appointed as an independent non-executive director of the Company from April 2002."

Please accept our apology for the errors made.

Tianjin Capital Environment
Protection Company Limited
Fu Yana Ip Pui Sum
Company Secretaries

Tianjin, the PRC
8th April 2003

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

FIRST QUARTERLY REPORT 2003

This announcement is made pursuant to the disclosure obligation under Paragraph 2(2) of the Listing Agreement.

1 IMPORTANT

1.1 This quarterly report has been prepared in compliance with the information disclosure of the quarterly report of a listed company required by the China Securities Regulatory Commission (the "CSRC"). The information provided in this report is the same with that published by the Shanghai Stock Exchange, and this report is published simultaneously in Shanghai and Hong Kong. All financial information set out in this quarterly report has been prepared in accordance with the PRC accounting regulations but unaudited. Shareholders of the Company and public investors should *exercise their caution when dealing in the shares of the Company.*

1.2 The Board of Directors and the Directors of the Company confirmed that the information in this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the content.

1.3 Madam Ma Baiyu, the chairman, Mr. An Pindong, the financial controller, and Mr. Sha Naiqiang, the manager of the finance department, have declared that they are responsible for the truthfulness and completeness of the financial statements in the first quarterly report 2003.

2 COMPANY INFORMATION

2.1 **Basic information**

Short form of the Company's listed shares	Tianjin Capital	Tianjin Capital
Stock code	600874	1065
Place for listing of the Shares	A Shares — Shanghai Stock Exchange (the "SSE")	H Shares — The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange")
Name	Secretary to the Company's Board of Directors (The People's Republic of China (the "PRC")) Fu Yana	Company Secretary in Hong Kong Ip Pui Sum
Correspondence address	No. 45 Guizhou Road Heping District Tianjin the PRC	Flat A, E, F, 16/F Yardley Commercial Building 3 Connaught Road West Sheung Wan Hong Kong
Telephone number	86-22-2352 3036	852-2803 2373

	Group 2003 (Unaudited) Rmb'000	Group 2002 (Audited) Rmb'000	Company 2003 (Unaudited) Rmb'000	Company 2002 (Audited) Rmb'000
	For the three months ended 31st March			
Add: Minority interests	72	53	0	0
(v) Net profit	56,605	56,830	56,605	56,830
Undistributed profits at beginning of the year	258,450	127,349	258,450	127,349
Profit available for appropriation	0	0	0	0
Transfer to statutory common reserve	0	0	0	0
Profit attributable to shareholders	315,055	184,179	315,055	184,179
Dividend paid	0	0	0	0
Undistributed profit at the end of the year	315,055	184,179	315,055	184,179

Ma Baiyu	**An Pindong**	**Sha Naiqiang**
Company Representative	*Chief Accountant*	*Accounts Preparer*

2.3 **Total number of shareholders at the end of the reporting period**

As at 31st March 2003, the Company had a total of 31,267 shareholders.

3 MANAGEMENT DISCUSSION AND ANALYSIS

3.1 **Management discussion and analysis on the major operating results of the Company**

During the reporting period, the Company completed the procedures and obtained approval for the amendment to its Articles of Association and business licence. The Company strengthened its management and standardized operation through a consolidated accreditation system with respect to quality, environment and occupational health. We also proactively explored opportunities for our sewage treatment business both in local and other cities markets, and enhanced our strength in research and development, so as to become the leader in the industry.

Application made by the Company to the CSRC for the proposed issue of A Shares Convertible Bonds is still pending. The Eleventh Shareholders' Meeting of the Company held on 8th April 2003 passed the resolution to extend the validity period of the Scheme for the A Shares Convertible Bonds. We will continue to obtain the respective clearance with the regulatory authorities.

During the reporting period, sewage treatment, construction of sewage treatment plants, road and toll station businesses had been stable. Income

3.5 Any warning for a turnaround from accumulated net profit to loss that may be incurred from the beginning of the year to the next reporting period, or on changes that may be regarded as substantial compared with that of last year and the reasons therefor

☐ applicable √not applicable

3.6 Any adjustment made by the Company to the annual operating plan or movement within the budget as disclosed

☐ applicable √not applicable

Appendix:

Financial Information of Tianjin Capital Environmental Protection Company Limited (Prepared in accordance with the PRC GAAP) Balance Sheet (Unaudited)

	Group 31st March 2003 (Unaudited) Rmb'000	Group 31st December 2002 (Audited) Rmb'000	Company 31st March 2003 (Unaudited) Rmb'000	Company 31st December 2002 (Audited) Rmb'000
ASSETS				
CURRENT ASSETS				
Cash and bank balances	573,228	537,929	552,701	515,507
Short-term investment	0	0	0	0
Bills receivable	0	0	0	0
Dividend receivable	0	0	0	0
Interest receivable	0	0	0	0
Accounts receivable	29,922	28,704	29,888	28,232
Other receivables	1,639	1,419	1,075	1,078
Prepayment to suppliers	1,289	1,871	503	253
Inventories	2,353	2,440	2,353	2,440
Deferred expenses	0	0	0	0
Long-term debenture within one year	0	0	0	0
Other current assets	0	0	0	0
Total current assets	608,431	572,363	586,520	547,510
LONG-TERM INVESTMENTS				
Long-term equity investments	4,000	4,000	18,734	19,439
Long-term liability investments	0	0	0	0
Total long-term investments	4,000	4,000	18,734	19,439
FIXED ASSETS				
Fixed assets - cost	1,755,826	1,757,717	1,753,529	1,755,436
Less: Accumulated depreciation	(502,571)	(493,021)	(502,250)	(492,771)

address	Heping District Tianjin the PRC	[illegible] Commercial Building 3 Connaught Road West Sheung Wan Hong Kong
Telephone number	86-22-2352 3036	852-2803 2373
Facsimile number	86-22-2352 3100	852-2540 6365
E-mail address	tjcep@public.tpt.tj.cn	ippuisum@pacific.net.hk

2.2 **Accounting Data prepared in accordance with the Accounting Standards and the Accounting Regulations for Business Enterprises of the PRC (collectively "PRC GAAP")**

2.2.1 **Principal accounting data and business statistics highlights**

	31st March 2003 (Unaudited)	31st December 2002 (Audited)	Percentage (%) Increase (+) Decrease (-)
Total assets (Rmb'000)	2,806,433	2,757,008	+1.79
Shareholder's equity (after minority interest) (Rmb'000)	1,798,679	1,742,074	+3.25
Net asset value per share (Rmb per share)	1.352	1.310	+3.21
Adjusted net asset value per share (Rmb per share)	1.352	1.310	+3.21

	Three months ended 31st March 2003 (Unaudited)	Percentage (%) Increase(+) Decrease(-)
Net cash flow from operating activities (Rmb'000)	47,590	-2.64
Earnings per share (Rmb per share)	0.0426	-0.23
Return on net assets (%)	3.15	-10.00
Return on net assets after extraordinary item (%)	3.15	-10.00
Extraordinary item		
Non-operating income (Rmb)	0	N/A
Non-operating expenses (Rmb)	(97,000)	N/A
Total of extraordinary item (Rmb)	(97,000)	N/A

2.2.2 **Profit and loss account**

Preparing Unit: Tianjin Capital Environmental Protection Company Limited

		Group 2003	Group 2002	Company 2003	Company 2002
		For the three months ended 31st March			
		(Unaudited) Rmb'000	(Audited) Rmb'000	(Unaudited) Rmb'000	(Audited) Rmb'000
i)	Income from principal operations	135,149	133,895	135,149	133,895
	Less: Costs for principal operations	(29,648)	(33,535)	(29,648)	(33,535)
	Business tax and subcharges	(7,433)	(7,364)	(7,433)	(7,364)
ii)	Profit from principal operations	98,068	92,996	98,068	92,996
	Add: Profit from other operations	235	102	55	4
	(Less)/Add: Administrative expenses	(9,018)	(8,790)	(8,108)	(8,132)
	Financial (expenses)/income	(4,775)	457	(4,782)	429
iii)	Operating profit	84,510	84,765	85,233	85,297
	Add/(Less): Investment income/(loss)	0	0	(651)	(479)
	Non-operating income	0	3	0	3
	Less: Non-operating expenses	(97)	0	(97)	0
(iv)	Total profit	84,413	84,768	84,485	84,821
	Less: Income tax	(27,880)	(27,991)	(27,880)	(27,991)

Meeting of the Company held on 8th April 2003 passed the resolution to extend the validity period of the Scheme for the A Shares Convertible Bonds. We will continue to obtain the respective clearance with the regulatory authorities.

During the reporting period, sewage treatment, construction of sewage *treatment plants, road and toll station businesses had been stable.* Income derived from the principal operations amounted to RMB135,150,000. Profit from the principal operations amounted to RMB98,070,000. Net profit amounted to RMB56,610,000. Earnings per share amounted to RMB0.0426. Operational result was basically similar to the level of the corresponding period last year. As Tianjin Municipal Investment Company Limited ("TMICL") ceased to contribute to the Haihe Bridge project commencing from 1st January 2003, the Company did not receive any income from the construction and management services regarding the Haihe Bridge project, and did not incur any relevant fee and expense. Upon the approval of the board of directors of the Company, the Company proposed to enter into a termination agreement with TMICL. As the income derived from such business represents a small amount of the Company's income (constituting 0.76% of income from principal operations in 2002 and 0.46% of income from principal operations in 2001), termination of such business will not have any material effect on the business operational result of the Company.

For the *development* of Tianjin peripheral highway network, the Company's toll stations may relocate to locations further away from Tianjin so as to facilitate the traffic in and out of Tianjin. This proposal is still under discussion. It is expected that the relocation of toll stations will not have any material impact to the income of the Company. The Company will prepare a detailed forecast on the impact of the relocation of the toll stations to the Company's earnings. Once the proposal is finalised, the Company will promptly complete the corresponding approval and information disclosure procedures.

3.1.1 A description of the principal segment or product that accounted for more than 10% of the income or total profit from the principal operations

√ applicable ☐ not applicable

Particular segment or product	Income from the principal operations Rmb'000	Costs of the principal operations Rmb'000	Gross profit margin (%)
Sewage treatment and construction of sewage treatment plants	116,055	22,435	80.67
Road and toll collection	18,860	7,160	62.04
Of which: Connected transactions	116,055	0	N/A

3.1.2 Seasonality or cyclical characteristics of the Company's operation

☐ applicable √not applicable

3.1.3 The composition of the profit for the reporting period (the percentage accounted by profit from principal operations, profit from other *operations, investment* gain, subsidy income, and net non-operating income and expenses in total profit, any significant change compared with the previous reporting period and the reasons therefor)

☐ applicable √not applicable

3.1.4 Any significant change on the principal operations and its structure, compared with the previous reporting period and the reasons therefor

☐ applicable √not applicable

3.1.5 Any significant change on the profitability (gross profit margin) of the principal operations compared with the previous reporting period and the reasons therefor

☐ applicable √not applicable

3.2 An analysis on the significant events and the effects and solutions therefor

☐ applicable √not applicable

3.3 Accounting policies, accounting estimates, changes on scope after merger and significant accounting differences and the reasons therefor

☐ applicable √not applicable

3.4 Any relevant statement from the Board of Directors and Supervisory Committee for circumstances of qualified opinion on audit

☐ applicable √not applicable

	Group 31st March 2003	Group 31st December 2002	Company 31st March 2003	Company 31st December 2002
Total long-term investments	[illegible]	[illegible]	[illegible]	[illegible]
FIXED ASSETS				
Fixed assets - cost	1,755,826	1,757,717	1,753,529	1,755,436
Less: Accumulated depreciation	(502,571)	(493,021)	(502,250)	(492,771)
Fixed assets - net book value	1,253,255	1,264,696	1,251,279	1,262,665
Fixed assets written off	0	0	0	0
Under construction	940,747	915,949	848,249	825,625
Construction materials	0	0	0	0
Total Fixed assets	2,194,002	2,180,645	2,099,528	2,088,290
INTANGIBLE FIXED ASSETS AND OTHER ASSETS				
Intangible fixed assets	0	0	0	0
Other long-term assets	0	0	0	0
Total intangible fixed assets and other assets	0	0	0	0
TOTAL ASSETS	2,806,433	2,757,008	2,704,782	2,655,239

	Group 31st March 2003 (Unaudited) Rmb'000	Group 31st December 2002 (Audited) Rmb'000	Company 31st March 2003 (Unaudited) Rmb'000	Company 31st December 2002 (Audited) Rmb'000
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Short-term loan	30,000	30,000	0	0
Accounts payable	3,901	1,862	679	414
Bills payable	0	0	0	0
Advances from customer	88,871	89,597	88,870	89,597
Other payable	165,636	176,523	165,618	174,635
Wages payable	0	0	0	0
Welfare payable	6,119	5,753	6,079	5,733
Taxes payable	14,599	21,196	14,589	21,191
Other accruals	47	482	0	465
Dividend payable	115,268	115,268	115,268	115,268
Estimate liabilities	0	0	0	0
Accrued expenses	5,000	5,861	5,000	5,862
Long-term liabilities within one year	0	0	0	0
Other current liabilities	0	0	0	0
Total current liabilities	429,441	446,542	396,103	413,165
LONG-TERM LIABILITIES				
Long-term loan	510,000	500,000	510,000	500,000
Debenture payable	0	0	0	0
Specific payable	66,676	66,676	0	0
Total long-term liabilities	576,676	566,676	510,000	500,000
TOTAL LIABILITIES	1,006,117	1,013,218	906,103	913,165
MINORITY INTERESTS	1,637	1,716	0	0
SHAREHOLDERS' EQUITY				
Share capital	1,330,000	1,330,000	1,330,000	1,330,000
Capital reserve fund	69,289	69,289	69,289	69,289
General reserves	84,335	84,335	84,335	84,335
Including:				
Statutory common reserve	56,223	56,223	56,223	56,223
Statutory provident fund	28,112	28,112	28,112	28,112
Undistributed profits	315,055	258,450	315,055	258,450
Profit for the year	0	0	0	0
Total shareholders' equity	1,798,679	1,742,074	1,798,679	1,742,074
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,806,433	2,757,008	2,704,782	2,655,239

Profit and Loss Account (Unaudited)

	Group 2003 (Unaudited) Rmb'000	Group 2002 (Audited) Rmb'000	Company 2003 (Unaudited) Rmb'000	Company 2002 (Audited) Rmb'000
	1st January to 31st March			
1. **Principal operation income**	135,149	133,895	135,149	133,895
Less: Principal operation cost	(29,648)	(33,535)	(29,648)	(33,535)
Business tax and surcharges	(7,433)	(7,364)	(7,433)	(7,364)
2. **Profit from principal operations**	98,068	92,996	98,068	92,996
Add: Profit from other operations	235	102	55	4
(Less)/Add: Administrative expenses	(9,018)	(8,790)	(8,108)	(8,132)
Financial (expenses)/income	(4,775)	457	(4,782)	429
3. **Operating profit**	84,510	84,765	85,233	85,297
Add/(Less): Investment income/(loss)	0	0	(651)	(479)
Non-operating income	0	3	0	3
Less: Non-operating expenses	(97)	0	(97)	0
4. **Total profit**	84,413	84,768	84,485	84,821
Less: Income tax	(27,880)	(27,991)	(27,880)	(27,991)
Add: Minority interests	72	53	0	0
5. **Net profit**	56,605	56,830	56,605	56,830
Undistributed profits at beginning of the year	258,450	127,349	258,450	127,349
Profit available for appropriation	0	0	0	0
Transfer to statutory common reserve	0	0	0	0
Profit attributable to shareholders	315,055	184,179	315,055	184,179
Dividend paid	0	0	0	0
Undistributed profits at the end of the year	315,055	184,179	315,055	184,179

Cash Flow Statements (Unaudited)
For the three months ended 31st March 2003

Items	Group 1st January to 31st March 2003 (Unaudited) Rmb'000	Company 1st January to 31st March 2003 (Unaudited) Rmb'000
Cash flows from operating activities		
Cash inflows:		
Cash received from rendering of services	124,350	124,350
Other cash received relating to operating activities	641	303
Sub-total of cash inflows	124,991	124,653
Cash outflows:		
Cash paid for goods and services	(14,771)	(14,601)
Cash paid to and on behalf of employees	(7,880)	(7,335)
Taxes paid	(52,267)	(52,213)
Other cash paid relating to operating activities	(2,483)	(2,188)
Sub-total of cash outflows	(77,401)	(76,337)
Net cash flows from operating activities	47,590	48,316
Cash flows from investing activities		
Cash inflows:		

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

TERMINATION OF THE HAIHE BRIDGE PROJECT MANAGEMENT AGREEMENT

The Directors wish to announce that the Company has entered into the Termination Agreement with TMICL on 29th April, 2003, pursuant to which the Company and TMICL agreed to terminate the Haihe Bridge Project Management Agreement dated 24th September, 2001 with effect from 29th April, 2003. As TMICL is the controlling shareholder of the Company, the transaction contemplated under the Termination Agreement constitutes a connected transaction for the Company under the Listing Rules. However, since the Foregone Revenue does not exceed the higher of HK$10,000,000 or 3% of the net tangible asset value of the Company, it is only subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules.

BACKGROUND INFORMATION

Reference is made to the announcement of the Company dated 25th September, 2001 (the "Announcement") in relation to the Haihe Bridge Project Management Agreement entered into between Tianjin Capital Environmental Protection Company Limited (the "Company") and Tianjin Municipal Investment Company Limited ("TMICL") on 24th September, 2001. Terms used in this announcement shall have the same meaning as defined in the Announcement unless otherwise defined. Pursuant to the Haihe Bridge Project Management Agreement, the Company agreed to provide project management services to TMICL for the construction of Haihe Bridge and will be entitled to a total sum of project management fee amounting to RMB10,650,000 (equivalent to approximately HK$9,953,000) receivable on a monthly basis according to the percentage of completion of the construction of Haihe Bridge. The percentage of completion of the Haihe Bridge in a period/ year is determined by reference to the certification of a qualified independent surveyor/ engineer. The actual amount of total management fee will be subject to bonus payment or penalty upon the occurrence of specified events at completion, details of which are included in the circular of the Company dated 17th October, 2001. As TMICL was the controlling shareholder of the Company which was interested in approximately 63.08% of the issued share capital of the Company at the time when the Company and TMICL entered into the Haihe Bridge Project Management Agreement, the transaction contemplated under the Haihe Bridge Project Management Agreement constituted an ongoing connected transaction for the Company under the Listing Rules and was subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules.

TERMINATION AGREEMENT

Date: 29th April, 2003

Parties:
(i) the Company;
(ii) TMICL, a state-owned company with limited liability under the supervisory control of the Tianjin Urban Construction Bureau, and the controlling shareholder of the Company which beneficially owns an aggregate of approximately 63.08% of the issued share capital of the Company.

Particulars:

Under the Haihe Bridge Project Management Agreement, either party may terminate the agreement with prior written notice with the agreement of the other party. On 29th April, 2003, the Company has entered into a termination agreement with TMICL (the "Termination Agreement") to terminate the Haihe Bridge Project Management Agreement with effect from 29th April, 2003 as the Company was informed by TMICL on 2nd April, 2003 that the construction project of Haihe Bridge has been postponed indefinitely since 1st January, 2003 as determined by TMICL. No compensation, legal consequences, losses or any such demand would be imposed on either party under the Haihe Bridge Project Management Agreement as agreed by the parties involved therein.

TMICL completed 70.80% of the construction project work of Haihe Bridge as of 31st December, 2002 and the Company received in aggregate a management fee of RMB7.54 million (equivalent to approximately HK$7.05 million) calculated by reference to the percentage of completion of the project. Upon the entering of the Termination Agreement, the Company ceases to receive any revenue from TMICL under the Haihe Bridge Project Management Agreement. Had the Haihe Bridge Project Management Agreement not been terminated, the Company will receive an amount of revenue of RMB3.11 million (equivalent to approximately HK$2.91 million)(the "Foregone Revenue"), representing approximately 0.17% and 1.08% of the net tangible asset of the Company as at 31st December, 2002 and the net profit of the Company for the year ended 31st December, 2002 respectively as disclosed in the Company's latest published audited accounts.

LISTING RULES IMPLICATIONS FOR THE COMPANY

Net cash flows from operating activities	47,590	48,316
Cash flows from investing activities		
Cash inflows:		
Cash received from settlement of the related assets and liabilities of the sewage water processing plants construction projects	0	0
Cash received from disposal of fixed assets, intangible assets and other long-term assets	53	53
Other cash received relating to investing activities	453	453
Sub-total of cash inflows	506	506
Cash outflows:		
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(22,797)	(21,628)
Sub-total of cash outflows	(22,797)	(21,628)
Net cash flows from investing activities	(22,291)	(21,122)
Cash flows from financing activities		
Cash inflows:		
Cash received from borrowings	10,000	10,000
Cash received relating to other financing activities	0	0
Sub-total of cash *inflows*	10,000	10,000
Cash outflows:		
Cash payments for *distribution of dividends or profits*	0	0
Cash payments for interest expenses	0	0
Sub-total of cash outflows	0	0
Net cash flows from *financing activities*	10,000	10,000
Net increase in cash	35,299	37,194

Supplementary Information	**Group** 1st January to 31st March 2003 *(Unaudited)* *Rmb'000*	**Company** 1st January to 31st March 2003 *(Unaudited)* *Rmb'000*
(i) **Reconciliation of net profit to net cash flows from operating activities**		
Net profit	56,605	56,605
Add/(Less):		
Minority interests	(72)	0
Depreciation and *amortisation of* fixed assets	10,465	10,394
Amortisation of intangible fixed assets	0	0
Losses on disposal of fixed assets	98	98
Interest expense	5,000	5,000
Loss on investments	0	651
Decrease in inventories	87	87
Increase in operating receivables	(2,761)	(2,305)
Decrease in operating payables	(21,832)	(22,214)
Net cash flows from operating activities	47,590	48,316
(ii) **Net increase in cash**		
Cash at end of the year	573,228	552,701
Less: Cash at beginning of the year	537,929	515,507
Net increase in cash	35,299	37,194

Ma Baiyu	**An Pindong**	**Sha Naiqiang**
Company Representative	*Chief Accountant*	*Accounts Preparer*

Tianjin Capital Environmental Protection Company Limited
Ma Baiyu
Chairlady

Tianjin, the PRC
29th April 2003

0.17% and 1.08% of the net tangible asset of the Company as at 31st December, 2002 and the net profit of the Company for the year ended 31st December, 2002 respectively as disclosed in the Company's latest published audited accounts.

LISTING RULES IMPLICATIONS FOR THE COMPANY

As TMICL is the controlling shareholder of the Company, the transaction contemplated under the Termination Agreement constitutes a connected transaction for the Company under the Listing Rules. However, since the Foregone Revenue does not exceed the higher of HK$10,000,000 or 3% of the net tangible asset value of the Company, the transaction contemplated under the Termination Agreement is only subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules. Details as specified in Rules 14.25(1)(A) to (D) of the Listing Rules in respect of the transaction contemplated under the Termination Agreement will be disclosed in the Company's annual report and accounts.

IMPACT TO THE COMPANY'S BUSINESSES

The Company is principally engaged in the provision of urban construction and environmental protection related businesses in *Tianjin, PRC.*

Since TMICL has decided to postpone the construction project of Haihe Bridge indefinitely and requested to terminate the Haihe Bridge Project Management Agreement, the Company accepted the request after considering that the Foregone Revenue represents small amount of the Company's income (0.49%) and net profit (1.08%) for the year ended 31st December, 2002, and the termination of the Haihe Bridge Project Management Agreement will not have any material effect to the business operation of the Company.

By order of the board of
Tianjin Capital Environmental Projection Company Limited
Ma Baiyu
Chairman

Tianjin, the PRC, 29th April, 2003

Unless otherwise specified, the translation of RMB into Hong Kong dollars is based on the exchange rate of HK$1.00 to RMB1.07. The translation should not be construed as a representation that the relevant amounts have been, could have been, or could be, converted at that or any other rate at all.

	Group		Company	
	1st January to 31st March			
	2003	2002	2003	2002
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
	135,149	133,895	135,149	133,895
	(29,648)	(33,535)	(29,648)	(33,535)
	(7,433)	(7,364)	(7,433)	(7,364)
	98,068	92,996	98,068	92,996
	235	102	55	4
	(9,018)	(8,790)	(8,108)	(8,132)
	(4,775)	457	(4,782)	429
	84,510	84,765	85,233	85,297
	0	0	(651)	(479)
	0	3	0	3
	(97)	0	(97)	0
	84,413	84,768	84,485	84,821
	(27,880)	(27,991)	(27,880)	(27,991)
	72	53	0	0
	56,605	56,830	56,605	56,830
	258,450	127,349	258,450	127,349
	0	0	0	0
	0	0	0	0
	315,055	184,179	315,055	184,179
	0	0	0	0
	315,055	184,179	315,055	184,179

	Group	Company
	1st January to 31st March	
	2003	2003
	(Unaudited)	(Unaudited)
	Rmb'000	Rmb'000
	124,350	124,350
	641	303
	124,991	124,653
	(14,771)	(14,601)
	(7,880)	(7,335)
	(52,267)	(52,213)
	(2,483)	(2,188)
	(77,401)	(76,337)
	47,590	48,316
bilities of the sewage	0	0
ets and other long-term	53	53
	453	453
	506	506
ier long-term assets	(22,797)	(21,628)
	(22,797)	(21,628)
	(22,291)	(21,122)
	10,000	10,000
	0	0
	10,000	10,000
	0	0
	0	0
	0	0
	10,000	10,000
	35,299	37,194

	Group	Company
	1st January to 31st March	
	2003	2003
	(Unaudited)	(Unaudited)
	Rmb'000	Rmb'000
	56,605	56,605
	(72)	0
	10,465	10,394
	0	0
	98	98

Tianjin Capital Environmental Protection Company Limited

天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

TERMINATION OF THE HAIHE BRIDGE PROJECT MANAGEMENT AGREEMENT

The Directors wish to announce that the Company has entered into the Termination Agreement with TMICL on 29th April, 2003, pursuant to which the Company and TMICL agreed to terminate the Haihe Bridge Project Management Agreement dated 24th September, 2001 with effect from 29th April, 2003. As TMICL is the controlling shareholder of the Company, the transaction contemplated under the Termination Agreement constitutes a connected transaction for the Company under the Listing Rules. However, since the Foregone Revenue does not exceed the higher of HK$10,000,000 or 3% of the net tangible asset value of the Company, it is only subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules.

BACKGROUND INFORMATION

Reference is made to the announcement of the Company dated 25th September, 2001 (the "Announcement") in relation to the Haihe Bridge Project Management Agreement entered into between Tianjin Capital Environmental Protection Company Limited (the "Company") and Tianjin Municipal Investment Company Limited ("TMICL") on 24th September, 2001. Terms used in this announcement shall have the same meaning as defined in the Announcement unless otherwise defined. Pursuant to the Haihe Bridge Project Management Agreement, the Company agreed to provide project management services to TMICL for the construction of Haihe Bridge and will be entitled to a total sum of project management fee amounting to RMB10,650,000 (equivalent to approximately HK$9,953,000) receivable on a monthly basis according to the percentage of completion of the construction of Haihe Bridge. The percentage of completion of the Haihe Bridge in a period/ year is determined by reference to the certification of a qualified independent surveyor/ engineer. The actual amount of total management fee will be subject to bonus payment or penalty upon the occurrence of specified events at completion, details of which are included in the circular of the Company dated 17th October, 2001. As TMICL was the controlling shareholder of the Company which was interested in approximately 63.08% of the issued share capital of the Company at the time when the Company and TMICL entered into the Haihe Bridge Project Management Agreement, the transaction contemplated under the Haihe Bridge Project Management Agreement constituted an ongoing connected transaction for the Company under the Listing Rules and was subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules.

TERMINATION AGREEMENT

Date: 29th April, 2003

Parties:
(i) the Company;
(ii) TMICL, a state-owned company with limited liability under the supervisory control of the Tianjin Urban Construction Bureau, and the controlling shareholder of the Company which beneficially owns an aggregate of approximately 63.08% of the issued share capital of the Company.

Particulars:

Under the Haihe Bridge Project Management Agreement, either party may terminate the agreement with prior written notice with the agreement of the other party. On 29th April, 2003, the Company has entered into a termination agreement with TMICL (the "Termination Agreement") to terminate the Haihe Bridge Project Management Agreement with effect from 29th April, 2003 as the Company was informed by TMICL on 2nd April, 2003 that the construction project of Haihe Bridge has been postponed indefinitely since 1st January, 2003 as determined by TMICL. No compensation, legal consequences, losses or any such demand would be imposed on either party under the Haihe Bridge Project Management Agreement as agreed by the parties involved therein.

TMICL completed 70.80% of the construction project work of Haihe Bridge as of 31st December, 2002 and the Company received in aggregate a management fee of RMB7.54 million (equivalent to approximately HK$7.05 million) calculated by reference to the percentage of completion of the project. Upon the entering of the Termination Agreement, the Company ceases to receive any revenue from TMICL under the Haihe Bridge Project Management Agreement. Had the Haihe Bridge Project Management Agreement not been terminated, the Company will receive an amount of revenue of RMB3.11 million (equivalent to approximately HK$2.91 million)(the "Foregone Revenue"), representing approximately 0.17% and 1.08% of the net tangible asset of the Company as at 31st December, 2002 and the net profit of the Company for the year ended 31st December, 2002 respectively as disclosed in the Company's latest published audited accounts.

LISTING RULES IMPLICATIONS FOR THE COMPANY

As TMICL is the controlling shareholder of the Company, the transaction contemplated under the Termination Agreement constitutes a connected transaction for the Company under the Listing Rules. However, since the Foregone Revenue does not exceed the higher of HK$10,000,000 or 3% of the net tangible asset value of the Company, the transaction contemplated under the Termination Agreement is only subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules. Details as specified in Rules 14.25(1)(A) to (D) of the Listing Rules in respect of the transaction contemplated under the Termination Agreement will be disclosed in the Company's annual report and accounts.

IMPACT TO THE COMPANY'S BUSINESSES

The Company is principally engaged in the provision of urban construction and environmental protection related businesses in Tianjin, PRC.

Since TMICL has decided to postpone the construction project of Haihe Bridge indefinitely and requested to terminate the Haihe Bridge Project Management Agreement, the Company accepted the request after considering that the Foregone Revenue represents small amount of the Company's income (0.49%) and net profit (1.08%) for the year ended 31st December, 2002, and the termination of the Haihe Bridge Project Management Agreement will not have any material effect to the business operation of the Company.

By order of the board of
Tianjin Capital Environmental Projection Company Limited
Ma Baiyu
Chairman

Tianjin, the PRC, 29th April, 2003

Unless otherwise specified, the translation of RMB into Hong Kong dollars is based on the exchange rate of HK$1.00 to RMB1.07. The translation should not be construed as a representation that the relevant amounts have been, could have been, or could be, converted at that or any other rate at all.

Selling, Buying,

Renting or Leasing

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PAYMENT OF FINAL DIVIDEND FOR H SHARES

The Company will pay the final dividend of HK$0.08012 per share to the holders of H shares of the Company in Hong Kong on 6th June 2003.

This announcement is made further to the announcement of the resolutions passed at the annual general meeting of Tianjin Capital Environmental Protection Company Limited (the "Company") held on 8th April 2003. The Company would like to announce, in relation to the final dividend distribution of the Company for the year 2002 for H shares as follows:

1. The resolution for the payment of a final dividend of RMB0.085 per share for the year ended 31st December 2002 to all shareholders of the Company as recommended by the Board of Directors of the Company was passed at the annual general meeting held on 8th April 2003. As regards the method of payment of the final dividend for H shares, the Board of Directors makes the following announcement:

   Dividends payable to holders of H shares of the Company are valued in Renminbi and paid in Hong Kong dollars in accordance with the following conversion formula:

$$\text{Dividend in Hong Kong dollars} = \frac{\text{Dividend in Renminbi}}{\text{Average HK\$/RMB exchange mid rate of the People's Bank of China for five business days prior to the date of declaration of payment of dividend}}$$

   For the purposes of the payment of this final dividend, the date of declaration is 8th April 2003. The average exchange mid rate for HK$/RMB of the People's Bank of China over a period of five business days prior to the date of declaration was HK$100 : RMB106.094. Accordingly, the final dividend per H share would be HK$0.08012.

2. The Company has appointed the Bank of China (Hong Kong) Trustees Limited (the "Receiving Agent"), to receive on behalf of the holders of H shares all dividends declared payable in respect of the H shares of the Company. The Receiving Agent is a trust company registered under the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong). Cheques for the H share dividends will be issued by the Receiving Agent and are expected to be posted by ordinary mail on 6th June 2003 (i.e. the date of payment of dividends on H shares of the Company) to holders of H shares of the Company whose names appear on the register of members of the Company on 22nd May 2003 at their own risks.

3. In view of the differences in dividend payment procedures between H shares and domestic shares, the payment of final dividend for domestic shares will be announced separately.

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 30th April 2003

Please also refer to the published version of this announcement in The Standard.

The Standard 7-5-2003 Wednesday

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

Reference is made to the announcement of Tianjin Capital Environmental Protection Company Limited (the "Company") dated 30th April 2003 (the "Announcement"). It was stated in the Announcement that the Company will pay the final dividend of HK$0.08012 per share to the holders of H Shares of the Company in Hong Kong on 6th June 2003. In order to be entitled for receipt of the final dividend, all share certificates with completed transfer forms, either overleaf or separately, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by not later than 4:00p.m. on 22nd May 2003. The register of members of the Company's H Shares will be closed from 23rd May 2003 to 27th May 2003, both days inclusive.

Board of Directors
Tianjin Capital Environmental Protection Company Limited

Tianjin, the PRC, 6th May, 2003

The Standard 19-05-03 Monday

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The following is a reproduction of an announcement released in the PRC by Tianjin Capital Environmental Protection Company Limited (the "Company") today. This announcement is issued by the Company pursuant to paragraph 2(2) of the Listing Agreement for information purpose only.

The Company and all members of the board of directors warrant that the content of this announcement is true, accurate and complete, and assume joint responsibility on any false record, misrepresentation or material omission as set out herein.

I. **The session of shareholders' general meeting that approve the profit appropriation scheme and the date thereof**

The profit appropriation scheme for 2002 of the Company was approved in the 2002 Annual General Meeting held on 8th April 2003.

II. **Profit Appropriation Scheme**

The net profit of the Company for 2002 amounted to Rmb287,236,700, which had been audited by PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd., Certified Public Accountants, the PRC, in accordance with the independent auditing standards in the PRC and by PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, in accordance with the Statements of Auditing Standards issued by the Hong Kong Society of Accountants. In accordance with the Company Law of the People's Republic of China and the Articles of Association of the Company, an appropriation of Rmb28,723,700, representing 10% of net profit, is made to the statutory common reserve and of Rmb14,361,800, representing 5% of net profit, to the statutory provident fund together with the retained profit of the year was Rmb 127,349,000, the actual profit available for distribution to the shareholders for the year of Rmb 371,500,200. On the basis of 1,330,000,000 shares in the total capital as at the end of 2002, Rmb 0.085 per share in cash (tax included) will be distributed.

The registration date, ex-dividend date and dividend payment date for domestic shares will be as follows:

1. Registration date for domestic shares: Thursday, 22nd May 2003
2. Ex-dividend date for domestic shares: Friday, 23rd May 2003
3. Dividend payment date for domestic shares: Friday, 6th June 2003

III. **Persons entitled to distribution**

All domestic shareholders with names recorded in the register of members of China Securities Registration Company Shanghai Branch as of the closing of Shanghai Stock Exchange in the afternoon of 22nd May, 2003.

IV. **Implementation method**

1. The Company will directly distribute the cash dividend of the State Shares.
2. Cash dividend of listed A Shares individual shareholders will be paid after deduction of tax by the Company. Cash dividend actually distributed after deduction of income tax was Rmb 0.68 for every 10 Shares. Institutional investors holding listed A Shares, holders of Legal Person Shares and holders of State Shares will be distributed cash dividend of Rmb 0.85 per 10 Shares.
3. Cash dividends of listed A Shares and Legal Person Shares are entrusted to China Securities Registration Company Shanghai Branch to distribute through cash settlement system for shareholders with names recorded in the register of members, upon completion of designated transactions with the participants of Shanghai Stock Exchange. Investors who have entered all required transactions can receive dividend from designated securities sales office on the dividend distribution date. The dividend of Shareholders who have not completed designated transactions will be kept by China Securities Registration Company Shanghai Branch temporarily, pending for distribution after completion of required transactions. Shareholders who have not completed designated transactions shall complete the designated procedures promptly.

V. **Enquires**

Enquiry institution: The Office of Secretary to the Board of Directors, Tianjin Capital Environmental Protection Company Limited

Enquiry hot line: 022-23523036
Facsimile number: 022-23523100

VI. **Documents available for inspection**

1. Resolutions in the 2002 Annual General Meeting of Tianjin Capital Environmental Protection Company Limited
2. Announcement of resolutions in the 2002 Annual General Meeting of Tianjin Capital Environmental Protection Company Limited

VII. **Other relevant matters**

1. For details of H Shares dividends, please see the announcements published on Hong Kong Wen Wei Po and The Standard on 2nd May, 2003, and the corresponding announcement published on Shanghai Securities on 12th May, 2003.
2. As dividends of Legal Person Shares of 2001 will be distributed by the Company directly, the shareholders who have not yet received their dividends of Legal Person Shares of 2001 should contact the Company to complete the relevant procedures for receipt of dividends.

By order of the board of
Tianjin Capital Environmental Protection Company Limited
Ma Baiyu
Chairman

Tianjin, the PRC, 16th May, 2003

The Standard 5 June 2003

Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement
New arrangement for toll collection

Summary

The board of directors of the Company wishes to announce that, in accordance with the unified arrangements set by the Tianjin Municipal Government, the Company's toll stations had ceased to operate and no toll fee has been collected effective from 8:00 a.m., 31st May, 2003.

In order to minimise the impact to the Company's assets and revenue, the Tianjin Municipal Government has agreed in principal that one-off cash compensation will be made to the Company for demolishing the toll stations of the Company. During the period from 31st May 2003 to the date of the completion of the construction of the new toll stations, the Tianjin Municipal Government has agreed to compensate the Company for loss of revenue at the amount equivalent to the revenue received during the same period of last year.

The Company believes that the above changes will not cause any material impact to the income of the Company.

This announcement is a reproduction of an announcement released in the People's Republic of China by the Company today. It is issued by the Company pursuant to paragraph 2(2) of the Listing Agreement for information purpose only.

Due to the renovation of the public transportation network in the nearby region of Tianjin for the purpose of facilitating easy transportation for vehicles registered outside Tianjin entering into Tianjin, the Tianjian Municipal Government has decided to relocate all toll stations of Tianjin Capital Environmental Protection Company Limited (the "Company") to the boundary of interstate highways and Tianjin Municipality. Tianjin Municipal Engineering Bureau will establish the Tianjin Toll Collection Office (the "Toll Collection Office") by the decision of the Tianjin Municipal Government , an independent third party to the Company, to administer toll collections from vehicles registered outside Tianjin entering Tianjin in a centralised manner.

In accordance with the unified arrangements set by the Tianjin Municipal Government, the Company's toll stations had ceased to operate and no toll fee has been collected effective from 8:00 a.m., 31st May, 2003. Demolition activities are now conducted at the toll stations. It is estimated that the relocation work will be completed by the end of June 2003.

The Company is currently in negotiation with the Toll Collection Office for a toll fee subcontracting arrangement. The company proposes to subcontract the toll fee collection service to the Toll Collection office thereby receives the toll fee from the Toll Collection Office, the amount of which will be determined with reference to the traffic flow and toll fee projection prepared by an independent traffic consultant and the amount of taxes, depreciation and amortisation expenses. Further details of the subcontracting services are still being finalised.

In order to minimise the impact to the Company's assets and revenue, the Tianjin Municipal Government has agreed in principal that an one-off cash compensation at the amount of the net book value of the toll stations will be made to the Company for demolishing the toll stations of the Company. During the period from 31st May 2003 to the date of the completion of the construction of the new toll stations, the Tianjin Municipal Government has agreed to compensate the Company for loss of revenue at the amount equivalent to the revenue received during the same period of last year. The construction cost is borne by the government. The Company will negotiate with the government on the arrangement of the ownership of the new toll stations at later stage.

The Company believes that the above changes will not cause any material impact to the income of the Company. The profit before tax contributed from the toll stations for the year ended 31st December 2002 amounted to about RMB38.6 million, which represents about 9% of the profit before taxation of the Company for the same period of about RMB428.5 million.

Further announcement will be made as and when necessary and in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Ma Baiyu
Chairman

Tianjin, the PRC, 3rd June, 2003

Listed Companies Information

TIANJIN CAPITAL<01065> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from Tianjin Capital Environmental Protection Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

We have noted the recent increase in the trading volume of shares and share price of the Company (the "Shares") and wishes to state that it is not aware of any reason for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of the Company individually and jointly accept responsibility for the accuracy of this statement.

By the Order of the Board
Tianjin Capital Environmental Protection Company Limited

Ip Pui Sum
Company Secretary

Tianjin, the PRC, 13th June, 2003"

Listed Companies Information

TIANJIN CAPITAL<01065> - Exceptional Turnover Movement

The Stock Exchange has received a message from Tianjin Capital Environmental Protection Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

We have noted the recent increase in the trading volume of shares of the Company (the "Shares") and wishes to state that it is not aware of any reason for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of the Company individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Tianjin Capital Environmental Protection Company Limited

Ip Pui Sum
Company Secretary

Tianjin, the PRC, 16th June, 2003"